SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 17, 2024

NOTICE OF SPECIAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

May 17, 2024

Questions or requests for voting assistance may also be directed to Vizsla Silver Corp.'s proxy solicitation agent:

Laurel Hill Advisory Group

North America Toll Free:

1-877-452-7184

Collect Calls Outside North America:

1-416-304-0211

Email:

assistance@laurelhill.com

VIZSLA SILVER CORP.

LETTER TO SHAREHOLDERS

Dear fellow Shareholders,

On behalf of the Board of Directors ("Board") of Vizsla Silver Corp. ("Vizsla Silver" or the "Company"), I would like to invite you to attend the special meeting (the "Meeting") of the holders of common shares of the Company (the "Shareholders") to be held at 555 Burrard Street, 11th Floor, Suite 1165, Vancouver, British Columbia V7X 1M8, at 10:00 a.m. (Vancouver time) on June 17, 2024. Many of Vizsla Silver's directors and executives will be at the meeting and available to answer your questions. We will be voting on matters related to the spinout of Vizsla Royalties Corp. ("Spinco") from the Company, as described further in this Information Circular ("Circular").

Benefits

The Spinout will provide long-term option value for Shareholders. Spinco will provide Shareholders with the opportunity to participate in the future success of the Panuco Project. The Board is recommending the Arrangement and believes it enhances the long-term prospects for both Vizsla Silver and Spinco and provides a number of benefits to Shareholders, including, among others:

✓ providing Shareholders with enhanced value by creating independent investment opportunities in a silver- focused company and royalty company;

✓ enabling investors, analysts and other stakeholders or potential stakeholders to more accurately evaluate each company and compare the assets to appropriate peers;

✓ providing each company with a sharper business focus, enabling them to pursue independent business and financing strategies best suited to their respective business plans;

✓ enabling each company to pursue independent growth and capital allocation strategies; and

✓ allowing each company to be led by experienced executives and directors who have experience exploring resource properties and building and operating mines.

Your feedback and your vote are important to us, and we have ensured that voting is easy and accessible. You can vote in person or by proxy at the Meeting, and by proxy on the internet, by phone, or by mail. If you are a Registered Vizsla Silver Shareholder and are unable to attend the Meeting in person, we encourage you to vote by completing the enclosed proxy. If you are a Non-Registered Holder of Vizsla Silver shares and have received this letter and the Circular from your broker or another Intermediary, please complete and return the proxy or the voting instruction form provided to you in accordance with the instructions.

At the Meeting, Shareholders will be asked to, among other things, pass a special resolution approving a statutory plan of arrangement (the "Arrangement") whereby Vizsla Silver will spin out certain assets, including a royalty on Vizsla Silver's Panuco Project in southern Sinaloa, Mexico held by Spinco. The Arrangement involves, among other things, the distribution of common shares (the "Spinco Shares") and common share purchase warrants (the "Spinco Warrants") of Spinco to existing Vizsla Silver Shareholders such that each Shareholder will hold: (i) one new common share of the Company ("New Vizsla Silver Share") for each common share of the Company ("Vizsla Silver Share") held on the effective date of the Arrangement; (ii) 1/3 of a Spinco Share for every Vizsla Silver Share held on the effective date of the Arrangement; and (iii) 1/3 of a Spinco Warrant for every Vizsla Silver Share held on the effective date of the Arrangement. Warrants and options of the Company will also be adjusted pursuant to the Arrangement as described in more detail in the enclosed Circular. On completion of the Arrangement, Vizsla Silver is expected to hold approximately 55% of the outstanding Spinco Shares.

After careful consideration, the Board has unanimously determined that the Arrangement is in the best interests of the Company. A description of the various factors considered by the Board in arriving at this determination is contained in the enclosed Circular. The Board has unanimously approved the Arrangement and recommends that Shareholders vote in favour of the special resolution approving the Arrangement.

To be effective, the Arrangement must be approved by a special resolution passed by at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which Shareholders are entitled to one vote for each Vizsla Silver Share held. The Arrangement is not subject to the minority approval requirements of MI 61-101. At the Meeting, in addition to the approval of the Arrangement, we will ask Shareholders to approve a stock option plan for Spinco.

If you have any questions about the information contained in the Circular or require assistance in completing the proxy, please contact Laurel Hill Advisory Group North America (Toll Free): 1-877-452-7184 (Outside North America: 1-416-304-0211) or email: assistance@laurelhill.com. If you have any questions about Vizsla Silver's business strategy, please contact the Company by telephone at (604) 364-2215 or by e-mail at info@vizslasilver.ca. We are always available to answer your questions.

Thank you for your support and your confidence in Vizsla Silver.

Sincerely,

"Michael A. Konnert"

Michael A. Konnert

President, Chief Executive Officer, and Director

Voting Methods

	Internet	Telephone or Fax	Mail
Registered	Vote online at	Telephone: 1-866-732-8683	Return the form of
Shareholders	www.investorvote.com	Fax: 1-866-249-7775	proxy in the
Shares held in own name			enclosed postage
and represented by a			paid envelope.
physical certificate.
Non Registered	Vote online at	Call or fax to the number(s)	Return the voting
Shareholders	www.proxyvote.com	listed on your voting	instruction form in
Shares held with a		instruction form.	the enclosed
broker, bank or other			postage paid
intermediary.			envelope.

VIZSLA SILVER CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (the "Meeting") of the holders of common shares ("Shareholders") of Vizsla Silver Corp. (the "Company") will be held at 555 Burrard Street, 11th Floor, Suite 1165, Vancouver, British Columbia V7X 1M8, on June 17, 2024, at 10:00 a.m. (Vancouver time):

At the Meeting, Shareholders will be asked to consider the following matters:

1. to consider and, if deemed appropriate, to pass, with or without variation, a special resolution of the Shareholders (the "Arrangement Resolution"), the full text of which is attached as Schedule "A" to the Circular for a statutory arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) which involves, among other things, the distribution of common shares and common share purchase warrants of Vizsla Royalties Corp. ("Spinco") to shareholders of the Company on the basis of 1/3 of a Spinco common share and 1/3 of a Spinco common share purchase warrant for each common share of the Company held on the effective date of the Arrangement. The warrants and options of the Company will also be adjusted pursuant to the Arrangement as described in more detail in the enclosed management information circular (the "Circular");

2. subject to the approval of the Arrangement Resolution, to consider and, if thought fit, approve, with or without amendment, an ordinary resolution to approve a stock option plan for Spinco, as more fully described in the Circular; and

3. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of these matters to be put before the Meeting are set forth in the Circular accompanying this notice. Copies of the Arrangement Resolution, the plan of arrangement, the interim order and notice of hearing for the final order are attached to the Circular as Schedules "A", "C", "D" and "E", respectively. The board of directors of the Company have approved the contents of the Circular and the distribution of the Circular to Shareholders. All Shareholders are reminded to review the Circular before voting. Registered Shareholders have a right of dissent in respect of the proposed arrangement and to be paid the fair value of their Vizsla Silver Shares of the Company. The dissent rights are described in the accompanying Circular and are attached to the Circular as Schedule "F". Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

You have the right to vote if you were a Shareholder of the Company at the close of business on May 13, 2024, the record date set by the board of directors of the Company for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone. To be effective, the enclosed proxy form must be returned to the Company's transfer agent, Computershare Investor Services Inc.:

(a) by mail using the enclosed return envelope;

(b) by internet or telephone as described on the enclosed proxy; or

(c) by registered mail, by hand or by courier delivery to Computershare Investor Services Inc., 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1.

All instructions are listed on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Vancouver Time) on June 13, 2024, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia or Ontario) before the beginning of any adjournment to the Meeting.

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If you are a non-registered beneficial shareholder, a voting information form (also known as a "VIF"), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your Intermediary in order to vote your shares.

If you have any questions relating to the Meeting or require assistance with voting, please contact Laurel Hill Advisory Group North America (Toll Free): 1-877-452-7184 (Outside North America: 1-416-304-0211) or email: assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 17th day of May, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert

President, Chief Executive Officer, and Director

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NOTICE TO READERS

Vizsla Silver Corp. ("Vizsla Silver" or the "Company") is providing this Circular and a form of proxy in connection with management's solicitation of proxies for use at the Meeting of the Company to be held on June 17, 2024, and at any postponements or adjournments thereof. References in this Circular to the Meeting include any adjournment(s) or postponement(s) that may occur. Unless the context otherwise requires, references in this Circular to the Company include Vizsla Silver's subsidiaries. All capitalized terms used in this Circular (including the Schedules hereto) but not otherwise defined herein have the meanings set forth under "Glossary of Defined Terms".

In accordance with NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to forward the Company's proxy solicitation materials to the beneficial owners of the Vizsla Silver Shares held of record by such parties. The Company may reimburse such parties for reasonable fees and disbursements incurred by them in doing so.

The Circular provides additional information respecting the business of the Meeting, Vizsla Silver, Spinco and those companies' directors and senior executive officers. This Circular is dated May 17, 2024 and, unless otherwise stated, the information in this Circular is as of such date. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All references to financial results are based on the Company's financial statements, prepared in accordance with International Financial Reporting Standards ("IFRS").

No person has been authorized to give any information or to make any representation in connection with the Arrangement and any other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should not be considered to have been authorized by Vizsla Silver or Spinco.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation by proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

INFORMATION FOR U.S. SHAREHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The New Vizsla Silver Shares, Spinco Shares and Spinco Warrants to be issued to Shareholders in the United States pursuant to the Arrangement described in this Circular have not been and will not be registered under the 1933 Act or any U.S. state securities laws, and are being issued and distributed, respectively, in reliance on the exemption from registration under the 1933 Act set forth in Section 3(a)(10) thereof and exemptions provided under the securities laws of any state of the United States in which the Shareholders reside. Section 3(a)(10) of the 1933 Act provides an exemption from registration under the 1933 Act for offers and sales of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on May 15, 2024 and, subject to the approval of the Arrangement by the Shareholders at the Meeting on June 17, 2024, it is expected that the hearing on the Arrangement will be held by the Court on June 19, 2024 at 9:45 am (Vancouver time) at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. All Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the New Vizsla Silver Shares, Spinco Shares and Spinco Warrants to be issued pursuant to the Arrangement to Shareholders in the United States. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See "The Arrangement - Court Approval of the Arrangement" in this Circular.

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The solicitation of proxies for the Meeting made pursuant to this Circular is not subject to the requirements applicable to proxy statements under the 1934 Act by virtue of an exemption applicable to foreign private issuers (as defined in Rule 3b-4 under the 1934 Act). The Spinco Shares and Spinco Warrants to be issued to Shareholders in the United States pursuant to the Arrangement described in this Circular will not be listed for trading on any U.S. stock exchange or registered under the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

The financial statements and historical financial information included or incorporated by reference in this Circular have been prepared based upon IFRS and are subject to Canadian auditing standards and auditor independence standards and thus are not comparable in all respects to financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") and subject to standards of the Association of International Certified Professional Accountants. Likewise, information concerning the operations of Vizsla Silver and Spinco contained herein has been prepared based on IFRS disclosure standards, which are not comparable in all respects to U.S. disclosure standards.

The enforcement by investors of civil liabilities under U.S. securities laws may be adversely affected by the fact that Vizsla Silver and Spinco and certain of their respective subsidiaries are organized under the laws of jurisdictions outside the United States, that certain of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States and that a significant portion of the assets of Vizsla Silver and Spinco and their respective subsidiaries and substantially all of the assets of certain such persons are located outside the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon Vizsla Silver or Spinco, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

In addition, when used in respect of the projects in which Vizsla Silver or Spinco has an interest, the terms "mineral reserve" and "mineral resource" have been reported in accordance with Canadian reporting standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. U.S. reporting requirements are governed by the U.S. Securities and Exchange Commission ("SEC") Industry Guide 7 ("Guide 7"). The information included or incorporated by reference in this Circular includes estimates of the "mineral reserve" and "mineral resource" reported in accordance with NI 43-101. The reporting standards under NI 43-101 and Guide 7 are materially different. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made, which is not the case under NI 43-101. Consequently, the definitions of "proven mineral reserve" and "probable mineral reserve" under NI 43-101 differ in certain material respects from the standards of the SEC. In addition, Vizsla Silver and Spinco also report estimates of "mineral resource" in accordance with NI 43-101. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized by NI 43-101, they are not recognized under the standards of the SEC. As a result, U.S. companies are generally not permitted to report estimates of "mineral resource" of any category in documents filed with the SEC. As such, certain information included in this Circular concerning descriptions of mineralization and estimates of "mineral reserve" and "mineral resource" reported in accordance with Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of a "measured mineral resource" or "indicated mineral resource" estimate will ever be converted into a "mineral reserve". Readers should also not assume that all or any part of a "mineral resource" will ever be upgraded to a higher category. In particular, an "inferred mineral resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility and, under NI 43-101, an "inferred mineral resource" estimate may not form the basis of feasibility or other economic studies. Readers are, therefore, further cautioned not to assume that all or any part of an "inferred mineral resource" exists or is, or will ever be, economically or legally mineable.

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The New Vizsla Silver Shares, Spinco Shares and Spinco Warrants to be issued to Shareholders in the United States pursuant to the Arrangement will generally be freely transferable under U.S. federal securities laws, except by persons who are "affiliates" (as such term is understood under U.S. securities laws) of Vizsla Silver and Spinco after the Effective Date, or were "affiliates" of Vizsla Silver and Spinco within 90 days prior to the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. See "Certain Securities Law Matters - U.S. Securities Laws".

The exemption from registration under Section 3(a)(10) of the 1933 Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to such exemption. Therefore, the Spinco Shares issuable upon exercise of the Spinco Warrants may not be issued in reliance upon the exemption from registration under Section 3(a)(10) of the 1933 Act and the Spinco Warrants may only be exercised pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities laws. Prior to the issuance of Spinco Shares pursuant to any such exercise after the Effective Time, Spinco may require evidence (which may include in an opinion of counsel) reasonably satisfactory to Spinco to the effect that the issuance of such securities do not require registration under the 1933 Act or applicable state securities laws. See "Certain Securities Law Matters - U.S. Securities Laws".

FORWARD-LOOKING INFORMATION

This Circular includes and incorporates statements that are prospective in nature that constitute forward looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements include, but are not limited to, statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto, the tax treatment of the Arrangement, the expected operations, financial results and condition of Vizsla Silver and Spinco following the Arrangement, each company's future objectives and strategies to achieve those objectives, the future prospects of each company as an independent company, the listing or continued listing of Vizsla Silver on the TSX Venture Exchange ("TSXV"), the future listing of Spinco on a stock exchange, any market created for either company's shares, the estimated cash flow, capitalization and adequacy thereof for each company following the Arrangement, the expected benefits of the Arrangement to, and resulting treatment of, Shareholders, holders of convertible securities and each company, the anticipated effects of the Arrangement, the fair market value of Spinco Shares and Spinco Warrants, the estimated costs of the Arrangement, the satisfaction of the conditions to consummate the Arrangement, the completion of the Post-Closing Steps and timing thereof; as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management's current beliefs, expectations and assumptions and are based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Circular, we have made certain assumptions with respect to, among other things, the anticipated approval of the Arrangement by Shareholders and the Court, the anticipated receipt of any required regulatory approvals and consents, the expectation that each of Vizsla Silver and Spinco will comply with the terms and conditions of the Arrangement Agreement, the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement, that no unforeseen changes in the legislative and operating framework for the respective businesses of Vizsla Silver and Spinco will occur, that each company will meet its future objectives and priorities, that each company will have access to adequate capital to fund its future projects and plans, that each company's future projects and plans will proceed as anticipated, as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.

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Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: conditions precedent or approvals required for the Arrangement not being obtained; the potential benefits of the Arrangement not being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; the potential for the trading price of New Vizsla Silver Shares (if any) after the Arrangement being less than the trading price of Vizsla Silver Shares immediately prior to the Arrangement; there being no concrete deadline to list Spinco Shares or Spinco Warrants on any stock exchange or that such listing will be successful; there being no established market for the Spinco Shares or Spinco Warrants; Spinco Shares or Spinco Warrants may not be "Qualified Investments" as defined in Canadian federal income tax law; Vizsla Silver's ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; the reduced diversity of Vizsla Silver and Spinco as separate companies; the costs related to the Arrangement that must be paid even if the Arrangement is not completed; obtaining approvals and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement; global financial markets, general economic conditions, competitive business environments, and other factors that may negatively impact Vizsla Silver's financial condition; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; and, the potential inability or unwillingness of current Shareholders to hold New Vizsla Silver Shares, Spinco Shares and/or Spinco Warrants following the Arrangement.

For a further description of these and other factors that could cause actual results to differ materially from the forward- looking statements included in or incorporated into this Circular, see the risk factors discussed under "The Arrangement - Risk Factors Relating to the Arrangement" in this Circular and under the heading "Risk Factors" in Schedules "G" and "L", as well as the risk factors included in Vizsla Silver's management's discussion and analysis for the year ended April 30, 2023 and for the interim period ended January 31, 2024 and as described from time to time in the reports and disclosure documents filed by Vizsla Silver with Canadian securities regulatory authorities, which are available under Vizsla Silver's profile on SEDAR+. This list is not exhaustive of the factors that may impact Vizsla Silver's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Vizsla Silver's forward-looking statements. As a result of the foregoing and other factors, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements included in or incorporated by reference into this Circular are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this Circular and, except as required by applicable law, neither Vizsla Silver nor Spinco undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by Vizsla Silver or Spinco that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

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TECHNICAL INFORMATION

Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration of Vizsla Silver, is a Qualified Person under NI 43- 101 and has approved the technical and scientific disclosure contained herein.

GLOSSARY OF DEFINED TERMS

The following is a glossary of certain terms used in this Circular, including the summary hereof and the Schedules to the Circular.

"1933 Act" means the U.S. Securities Act of 1933, as amended, and all rules and regulations thereunder.

"1934 Act" means the U.S. Securities Exchange Act of 1934, as amended, and all rules and regulations thereunder.

"2024 Canadian Federal Budget" has the meaning given to it under the heading "Material Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

"ACB" has the meaning given to it under the heading "Material Canadian Federal Income Tax Considerations - Holders Resident in Canada - Exchange of Vizsla Silver Shares for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants".

"allowable capital loss" has the meaning given to it under the heading "Material Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

"Arrangement Agreement" means the arrangement agreement dated March 27, 2024 between Vizsla Silver and Spinco, a copy of which is attached as Schedule "C", as it may be amended or modified from time to time.

"Arrangement Resolution" means the special resolution to be considered by the Shareholders at the Meeting to approve the Arrangement, and which will be in, or substantially in, the form set out at Schedule "A".

"Arrangement" means the arrangement of Vizsla Silver under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court in the Final Order deemed acceptable to Vizsla Silver.

"Articles" means the articles of incorporation of Vizsla Silver.

"Audit Committee" has the meaning given to it under the heading "Audit Committee".

"BCBCA" means the Business Corporations Act (British Columbia), as amended.

"Board" or "Board of Directors" means the board of directors of Vizsla Silver, as constituted from time to time.

"Broadridge" means Broadridge Financial Solutions, Inc.

"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada.

"Circular" means this management information circular dated May 15, 2024, together with all schedules, appendices and exhibits hereto, as amended, supplemented or otherwise modified from time to time.

"Computershare" means Computershare Trust Company of Canada, at its offices in Vancouver, British Columbia, in its capacity as registrar and transfer agent of the Vizsla Silver Shares.

"Company" or "Vizsla Silver" means Vizsla Silver Corp., a corporation existing under the BCBCA.

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"Consolidation" has the meaning given to it under the heading "Schedule G - Spinco Following the Arrangement - Consolidation".

"Controlling Individual" has the meaning given under the heading "Material Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment - New Vizsla Silver Shares, Spinco Shares and Spinco Warrants".

"Court" means the Supreme Court of British Columbia.

"CRA" means the Canada Revenue Agency.

"Depositary" means Computershare Investor Services Inc., or such other depositary as Vizsla Silver may determine.

"Dissent Procedures" has the meaning given to it under the heading "Dissent Rights".

"Dissent Rights" means the right of Registered Shareholders to exercise a right of dissent under the BCBCA in strict compliance with the Dissent Procedures.

"Dissent Shares" means the Vizsla Silver Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent.

"Dissenting Resident Holder" has the meaning given to it under the heading "Material Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dissenting Resident Holder".

"Dissenting Shareholder" mean a Registered Shareholder who exercises Dissent Rights in respect of the Arrangement in strict compliance with the BCBCA, as modified or supplemented by the Interim Order, Plan of Arrangement or any other order(s) of the Court and who has not withdrawn or has been deemed to have withdrawn such exercise of such Dissent Rights.

"DPSP" means a deferred profit sharing plan.

"DRS" means Direct Registration System.

"Effective Date" means the effective date of the Arrangement, which will be two Business Days following the date on which all of the conditions precedent to the completion of the Arrangement have been satisfied or waived in accordance with the Arrangement Agreement (other than conditions which cannot, by their terms, be satisfied until the Effective Date, but subject to satisfaction or waiver of such conditions as of the Effective Date) or such other date as may be mutually agreed by Vizsla Silver and Spinco.

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time on the Effective Date as may be mutually agreed by Vizsla Silver and Spinco.

"FHSA" means a first home savings account.

"Final Order" means the order made after application to the Court pursuant to section 291(4) of the BCBCA, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the 1933 Act in connection with the issuance of the New Vizsla Silver Shares, Spinco Shares and Spinco Warrants under the Plan of Arrangement to Shareholders in the United States, in a form acceptable to the parties, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court (with the consent of the parties each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the parties, each acting reasonably) on appeal.

"First Loan" has the meaning given to it under the heading "Schedule G - Spinco Following the Arrangement - Loans".

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"First Loan Settlement" has the meaning given to it under the heading "Schedule G - Spinco Following the Arrangement - Loans".

"Frankfurt Exchange" means the Börse Frankfurt (Frankfurt Stock Exchange).

"Future Royalty Right" has the meaning given to it under the heading "Schedule G - Spinco Following the Arrangement - Future Royalty Right".

"Holder" has the meaning given to it under the heading "Material Income Tax Considerations - Material Canadian Federal Income Tax Considerations".

"IFRS" means international financial reporting standards as adopted by the International Accounting Standards Board from time to time.

"In the Money Amount" at a particular time with respect to an Vizsla Silver Option, Vizsla Silver Replacement Option or Spinco Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time.

"Interim Order" means the order made after application to the Court pursuant to section 291(2) of the BCBCA, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the 1933 Act in connection with the issuance of the New Vizsla Silver Shares, Spinco Shares and Spinco Warrants under the Plan of Arrangement to Shareholders in the United States, in a form acceptable to the parties, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the parties, each acting reasonably, in respect of the Meeting and the Arrangement, a copy of which is attached as Schedule "E".

"Intermediary" means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (each, as defined in the Tax Act) and similar plans, and their nominees.

"Investor Relations Activities" has the meaning assigned by Policy 1.1 of the TSXV policies.

"IRS" has the meaning given to it under the heading "Material Income Tax Considerations - Material United States Federal Income Tax Considerations".

"Laurel Hill" means Laurel Hill Advisory Group, in its capacity as the proxy solicitation agent of Vizsla Silver.

"Listing Date" means the date on which the Spinco Shares and Spinco Warrants are listed for trading on the TSXV.

"Management Designees" has the meaning given to it under the heading "General Voting Information - Appointment of Proxyholders and Completion and Revocation of Proxies".

"Meeting" means the special meeting of Shareholders to be held on June 17, 2024, and any adjournment(s) or postponement(s) thereof, held in order to, among other things, consider and, if thought fit, approve the Arrangement.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions.

"New Vizsla Silver Shares" means the new class of common shares without par value which Vizsla Silver will create and issue as described in section 3.1(b)(ii) of the Plan of Arrangement and for which the Vizsla Silver Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Vizsla Silver Shares.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

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"NI 52-110" means National Instrument 52-110 - Audit Committees.

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"Non Arm's Length parties" has the meaning given to it in TSXV policies.

"Non-Registered Shareholder" means a beneficial Shareholder whose Vizsla Silver Shares are registered in the name of an Intermediary and not the name of the beneficial Shareholder.

"Non-Resident Holder" has the meaning given to it under the heading "Material Canadian Federal Income Tax Considerations - Holders Not Resident in Canada".

"Notice of Dissent" has the meaning given to it under the heading "Dissent Rights".

"Notice of Hearing for Final Order" means the Notice of Hearing Petition for the Final Order, a copy of which is attached as Schedule "E".

"Notice of Meeting" means the notice of special meeting in respect of the Meeting.

"Notice Shares" has the meaning given to it under the heading "Dissent Rights".

"Number of Retained Shares" means the number of Spinco Shares as is necessary for Vizsla Silver to retain approximately 55% of the issued and outstanding Spinco Shares following the Arrangement. For illustrative purposes, figures are presented in this Circular based on the assumption that the Number of Retained Shares will be 100,000,000.

"Number of Spinout Shares" means the number of Spinco Shares that is equal to the Number of Vizsla Silver Shares divided by three. For illustrative purposes, figures are presented in this Circular based on the assumption that the Number of Spinout Shares will be 80,000,000.

"Number of Spinout Warrants" means the number of Spinco Warrants that is equal to the Number of Vizsla Silver Shares divided by three. For illustrative purposes, figures are presented in this Circular based on the assumption that the Number of Spinout Warrants will be 80,000,000.

"Number of Vizsla Silver Shares" means the number of Vizsla Silver Shares expected to be issued and outstanding on the Effective Date. For illustrative purposes, figures are presented in this Circular based on the assumption that the Number of Vizsla Silver Shares will be 240,000,000.

"NYSE American" means the NYSE American LLC.

"Optionee" means the recipient of a Vizsla Silver Option or Spinco Option.

"Option Plan Resolution" means an ordinary resolution which will be considered by Shareholders to approve the Spinco Option Plan, the full text of which is set out in Schedule "B" to this Circular.

"Ordinary Resolution" has the meaning given to it under the heading "General Voting Information - Voting of Proxies".

"Other Concessions" means the concessions comprising the Panuco Project, other than the Silverstone Concessions.

"Panuco Project" has the meaning given to it under the heading "Description and General Development of the Business - Schedule L".

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"PFIC" has the meaning given to it under the heading "Material Income Tax Considerations - Material United States Federal Income Tax Considerations".

"Plan of Arrangement" means the plan of arrangement of Vizsla Silver, substantially in the form of Exhibit "I" to the Arrangement Agreement set forth in Schedule "C" hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order.

"Post-Closing Steps" has the meaning given to it under the heading "Schedule G - Spinco Following the Arrangement - Post-Closing Steps".

"Proposed Amendments" has the meaning given to it under the heading "Material Income Tax Considerations - Material Canadian Federal Income Tax Considerations".

"PUC" has the meaning given to it under the heading "Material Canadian Federal Income Tax Considerations - Holders Resident in Canada - Exchange of Vizsla Silver Shares for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants".

"QP" means Qualified Person.

"RDSP" means a registered disability savings plan.

"Record Date" means the record date for notice of and voting at the Meeting, being fixed as May 13, 2024.

"Registered Plans" has the meaning given under the heading "Material Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment - New Vizsla Silver Shares, Spinco Shares and Spinco Warrants".

"Registered Shareholder" means a registered holder of Vizsla Silver Shares.

"Registrar" means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

"Regulation S" means Regulation S promulgated under the 1933 Act.

"Regulations" has the meaning given to it under the heading "Material Income Tax Considerations - Material Canadian Federal Income Tax Considerations".

"Resident Holder" has the meaning given under the heading "Material Canadian Federal Income Tax Considerations - Holders Resident in Canada".

"RESP" means a registered education savings plan.

"Royalty" has the meaning given to it under the heading "Schedule G - Spinco Following the Arrangement - Royalty".

"Royalty Agreements" means the royalty agreements dated February 22, 2022 and February 25, 2022 between the Vizsla Silver Mexican Subsidiary and the Spinco Mexican Subsidiary in respect of the Royalty.

"Royalty Buyback Right" has the meaning given to it under the heading "Schedule G - Spinco Following the Arrangement - Royalty".

"Royalty Right Agreement" means the royalty right agreement dated May 8, 2024 between Spinco and Vizsla Silver in respect of the Future Royalty Right.

"RRIF" means a registered retirement income fund.

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"RRSP" means a registered retirement savings plan.

"SEC" means the U.S. Securities and Exchange Commission.

"Second Loan" has the meaning given to it under the heading "Schedule G - Spinco Following the Arrangement - Loans".

"SEDAR+" means the System for Electronic Document Analysis and Retrieval +, accessible at www.sedarplus.ca (formerly the System for Electronic Document Analysis and Retrieval).

"Service Providers" means a person who is a bona fide director, officer, employee, management company employee, consultant or company consultant of the Company and also includes a company, 100% of the share capital of which is beneficially owned by one or more Service Providers.

"Share Exchange" has the meaning given to it under the heading "Material Canadian Federal Income Tax Considerations - Exchange of Vizsla Silver Shares for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants".

"Shareholder" means a holder of Vizsla Silver Shares at the applicable time.

"Silverstone Concessions" means certain concessions comprising the Panuco Project which were originally acquired from Silverstone Resources S.A. de CV.

"Spinco" means Vizsla Royalties Corp.

"Spinco Board" means the board of directors of Spinco, as constituted from time to time.

"Spinco Canadian Subsidiary" means Panuco Royalty Corp., a wholly-owned direct subsidiary of Spinco. See "The Arrangement - Details of the Arrangement".

"Spinco Financing" has the meaning given to it under the heading "Schedule G - Spinco Following the Arrangement - Spinco Financing".

"Spinco Mexican Subsidiary" means Canam Royalties Mexico, S.A. de C.V., a wholly-owned indirect subsidiary of Spinco. See "The Arrangement - Details of the Arrangement".

"Spinco Option Plan" means the proposed stock option plan of Spinco, substantially in the form attached as Schedule "K" to this Circular, which is subject to Shareholder approval.

"Spinco Option" means options issued pursuant to the Spinco Option Plan to purchase Spinco Shares, including the Spinco Options issued to holders of Vizsla Silver Options pursuant to the Plan of Arrangement.

"Spinco Service Providers" means a person who is a bona fide director, officer, employee, management company employee, consultant or company consultant of Spinco and also includes a company, 100% of the share capital of which is beneficially owned by one or more Spinco Service Providers.

"Spinco Shareholders" means holders of Spinco Shares.

"Spinco Shares" means no par value shares in the capital of Spinco.

"Spinco Warrant Indenture" means the warrant indenture to be entered into between Spinco and Computershare with respect to the Spinco Warrants.

"Spinco Warrantholders" means holders of Spinco Warrants.

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"Spinco Warrants" common share purchase warrants of Spinco, each full Spinco Warrant entitling the holder thereof to purchase one Spinco Share at an exercise price of $0.05 per share for a period expiring on the earlier of: (i) 120 days after the Listing Date; and (ii) December 31, 2025.

"Tax Act" means the Income Tax Act (Canada) as amended.

"taxable capital gain" has the meaning given to it under the heading "Material Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

"TFSA" means a tax-free savings account.

"Treasury Regulations" has the meaning given to it under the heading "Material Income Tax Considerations - Material United States Federal Income Tax Considerations".

"TSXV" means the TSX Venture Exchange.

"United States" means the "United States" as defined in Regulation S under the 1933 Act.

"U.S. Holder" has the meaning given to it under the heading "Material Income Tax Considerations - Material United States Federal Income Tax Considerations".

"U.S. Tax Code" means the U.S. Internal Revenue Code of 1986, as amended.

"Underlying Royalty" means the existing 3.0% net smelter return royalty on certain concessions comprising the Panuco Project.

"Vizsla Silver Class A Shares" means the renamed and re-designated Vizsla Silver Shares as described in section 3.1(b)(i) of the Plan of Arrangement.

"Vizsla Silver Equity Compensation Plan" means the omnibus equity incentive compensation plan of Vizsla Silver, as most recently approved by Shareholders on November 1, 2023.

"Vizsla Silver Mexican Subsidiary" means Minera Canam, S.A. de C.V., a wholly-owned indirect subsidiary of Vizsla Silver. See "The Arrangement - Details of the Arrangement".

"Vizsla Silver Options" means options to purchase Vizsla Silver Shares granted under the Vizsla Silver Equity Compensation Plan.

"Vizsla Silver Replacement Option" means an option to acquire a New Vizsla Silver Share to be issued by Vizsla Silver to the holders of Vizsla Silver Options pursuant to the Plan of Arrangement.

"Vizsla Silver Rights Plan" means the shareholder rights plan of Vizsla Silver dated as of September 8, 2023.

"Vizsla Silver Shares" means the common shares without par value in the capital of Vizsla Silver, as constituted on the date hereof.

"Vizsla Silver Warrant" means the share purchase warrants of Vizsla Silver exercisable to acquire Vizsla Silver Shares, including warrants under the terms of which are deemed exercisable for Vizsla Silver Shares that are outstanding immediately prior to the Effective Time.

"VIF" has the meaning give to it under the heading "General Voting Information - Beneficial Shareholders".

"Warrantholder" means a holder of Vizsla Silver Warrants at the applicable time.

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QUESTIONS AND ANSWERS

The following briefly addresses some questions that you may have regarding the proposed spin-off by Vizsla Silver of Vizsla Royalties, pursuant to a court-approved plan of arrangement and certain other related matters described in this Circular. These answers are only a summary and are qualified in their entirety by the more detailed information that follows. In addition, they may not address all of the questions that may be important to you as a Shareholder. Accordingly, we urge you to review the more detailed information contained elsewhere in this Circular. Certain capitalized terms used below are defined in the Glossary of Terms. The cross-references included below are to the section identified in this Circular.

To ensure representation of your Vizsla Silver Shares at the Meeting, whether or not you attend the Meeting, please complete, sign and return your proxy form or, if you are not a Registered Shareholder, please refer to question number 8 below for a description of the procedures to be followed to vote your Vizsla Silver Shares.

1. What do I need to do to ensure that my Vizsla Silver Shares are voted FOR the items listed in the Notice of Special Meeting, including FOR the Arrangement Resolution?

Your feedback and your vote are important to us. We have ensured that voting is easy and accessible. You can vote in person or by proxy at the Meeting, and by proxy on the internet, by phone or by mail. If you are a Registered Shareholder and are unable to attend the Meeting in person, we encourage you to vote by completing the enclosed proxy form. If you are a Non-Registered Shareholder and have received this letter and the Circular from your broker or another Intermediary, please complete and return the proxy form or the voting instruction form provided to you in accordance with the instructions.

If you wish to vote in person at the Meeting, you do not need to complete or return the proxy form. Your vote will be taken and counted at the Meeting. Even if you plan to attend the Meeting, you may find it convenient to express your views in advance by completing and returning the proxy form. Completing, signing and returning your proxy form does not preclude you from attending the Meeting in person nor will it limit your right to vote in person if you attend the Meeting.

If you do not wish to attend the Meeting or do not wish to vote in person, your proxy will be voted for or against the resolutions in accordance with your instructions as specified thereon on any ballot that may be called at the Meeting. In the absence of such instructions, your Vizsla Silver Shares will be voted FOR: (a) the approval of the Arrangement Resolution; and (b) the approval of the Option Plan Resolution. Your proxy must be submitted on the internet, by phone, by fax or by mail and must be executed by the Registered Shareholder or by the Registered Shareholder's attorney authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

On the other hand, if you are a Registered Shareholder and wish to exercise your right to dissent in respect of the Arrangement, you must deliver your written objection to the Arrangement Resolution to Vizsla Silver c/o Forooghian + Company Law Corporation, Suite 401 - 353 Water Street, Vancouver, British Columbia, Canada, V6B 1B8, at or prior to 10:00 a.m. (Vancouver time) on June 13, 2024 or, in the event of any adjournment or postponement of the Meeting, on the Business Day that is at least two Business Days before the date of the adjourned or postponed Meeting, a written objection to the Arrangement Resolution. Any failure to strictly comply with the Dissent Procedures set out in the accompanying Circular may result in the loss or unavailability of your right of dissent. See "Dissent Rights".

If your Vizsla Silver Shares are not registered in your name, but are instead registered in the name of a broker, Intermediary or nominee, please see question number 8 for voting instructions.

2. Who is entitled to vote at the Meeting?

Shareholders as of the close of business on May 13, 2024, or their duly appointed proxies will be entitled to attend the Meeting or register to vote on all matters to be voted on at the Meeting.

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3. Who is soliciting my proxy?

Your proxy is being solicited by management of Vizsla Silver ("Management"). Vizsla Silver has retained Laurel Hill Advisory Group as its proxy solicitation agent for assistance in connection with the solicitation of proxies for the Meeting. If you have any questions or require any assistance with completing your proxy, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (toll-free within North America) or +1 416-304-0211 (outside of North America), or by email at assistance@laurelhill.com.

It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of Vizsla Silver without special compensation, or by Computershare at nominal cost. The cost of solicitation will be borne by Vizsla Silver. Computershare is responsible for tabulation of proxies.

4. What do I do with my completed form of proxy?

Return the completed, dated and signed form of proxy in the enclosed envelope to Computershare, Attention: Proxy Department, PO Box 4588 Station A, Toronto, Ontario, M5W 4X1 or otherwise to the Company's registrar and transfer agent, Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 so that it arrives not later than 10:00 a.m. (Vancouver time) on June 13, 2024 (unless such proxy submission deadline is waived by the Board), or, if the Meeting is adjourned or postponed, not later than 10:00 a.m. (Vancouver time) on the day which is two Business Days preceding the date of the adjourned or postponed Meeting. As well, Shareholders who received these materials through Computershare may vote via the Internet or by telephone by following the instructions provided on the form of proxy. A control number is provided on the proxy form for this purpose. All Vizsla Silver Shares represented by a properly executed proxy received by Computershare prior to such time will be voted in accordance with your instructions as specified in the proxy, on any ballot that may be called at the Meeting.

5. How will my Vizsla Silver Shares be voted if I return my proxy?

The persons named in the form of proxy will vote your Vizsla Silver Shares in accordance with your instructions. In the absence of such instructions, however, your Vizsla Silver Shares will be voted FOR the Arrangement Resolution and FOR the Option Plan Resolution.

6. If I change my mind, can I take back my proxy once I have given it?

Yes. A Registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Registered Shareholder or by the Registered Shareholder's attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Registered Shareholder or by the Registered Shareholder's attorney, who is authorized in writing, to or at the registered office of Vizsla Silver not later than 10:00 a.m. (Vancouver time) on June 14, 2024 or, if the Meeting is adjourned or postponed, not later than 10:00 a.m. (Vancouver time) on the day which is two Business Days preceding the date of the adjourned or postponed Meeting, or with the chairman of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof.

Note that the participation by a Registered Shareholder in a vote by ballot at the Meeting would automatically revoke any proxy that has been previously given by the Registered Shareholder in respect of business covered by that vote.

A Non-Registered Shareholder who received these materials through an Intermediary should follow the instructions provided by the Intermediary.

7. How can I contact Vizsla Silver's transfer agent?

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-800-564-6253

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8. If my Vizsla Silver Shares are not registered in my name but are held in the name of an Intermediary (a bank, trust company, securities broker, trustee or otherwise), how do I vote my Vizsla Silver Shares?

If you are a Non-Registered Shareholder who received these materials through Computershare, then follow the instructions set out in question number 4 above.

If you are a Non-Registered Shareholder who did not receive these materials through Computershare, there are, as discussed in the Circular, two ways that you can vote your Vizsla Silver Shares held by your Intermediary. Applicable securities laws require your Intermediary to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your Intermediary either a request for voting instructions or a proxy form for the number of Vizsla Silver Shares you own. Every Intermediary has its own signing and return instructions, which should be carefully followed by Non-Registered Shareholders to ensure that their Vizsla Silver Shares are voted at the Meeting. Accordingly, for your Vizsla Silver Shares to be voted for you, please follow the voting instructions provided by your Intermediary.

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your Intermediary. Non-Registered Shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

See "General Voting Information".

9. What am I being asked to vote on at the Meeting?

Shareholders will be voting on the approval of the Arrangement Resolution which provides for the distribution of certain of the Spinco Shares and Spinco Warrants amongst the Shareholders.

Subject to the approval of the Arrangement Resolution, Shareholders will also be voting on the approval of the Option Plan Resolution which will establish, respectively, a stock option plan for Spinco. Further descriptions of the matters covered by each of these resolutions are contained in the sections entitled, "Particulars of Matters to be Acted Upon", "The Arrangement", and "Approval of the Spinco Option Plan".

For more information on the Arrangement, see "The Arrangement". For a description of the Spinco Option Plan, see the heading "Description of Share Capital - Spinco Option Plan" in Schedule "K".

10. Why is the Arrangement being proposed?

The Arrangement will provide long-term option value for Shareholders. Spinco will provide Shareholders with the opportunity to participate in the future success of the Panuco Project. The Board is recommending the Arrangement and believes it enhances the long-term prospects for both Vizsla Silver and Spinco and provides a number of benefits to Shareholders, including, among others:

• providing Shareholders with enhanced value by creating independent investment opportunities in a silver- focused company and royalty company;

• enabling investors, analysts and other stakeholders or potential stakeholders to more accurately evaluate each company and compare the assets to appropriate peers;

• providing each company with a sharper business focus, enabling them to pursue independent business and financing strategies best suited to their respective business plans;

• enabling each company to pursue independent growth and capital allocation strategies; and

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• allowing each company to be led by experienced executives and directors who have experience exploring resource properties and building and operating mines.

See "The Arrangement - Reasons for the Arrangement".

11. What approvals are required for the Arrangement to become effective?

For the Arrangement to proceed, the Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which Shareholders are entitled to one vote for each Vizsla Silver Share held. The Arrangement is not subject to the minority approval requirements of MI 61- 101.

As well as the necessary Shareholder approval, the principal approval required will be that of the Court, which, under the BCBCA, must approve the Arrangement. It is expected that, assuming the requisite Shareholder approval is received at the Meeting, the hearing of the Court on the Arrangement will be held on June 19, 2024 at 9:45 am (Vancouver time) at the Court in Vancouver, British Columbia. The Notice of Hearing Petition for the Final Order (the "Notice of Hearing for Final Order") in connection with the Final Order is included as Schedule "E".

The completion of the Arrangement is also subject to other customary conditions. See "The Arrangement - Conditions to the Arrangement".

12. What are the tax consequences to me if the Arrangement is effected?

Pursuant to Canadian federal income tax laws, a Shareholder (other than a Dissenting Shareholder) who exchanges Vizsla Silver Shares for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants pursuant to the Arrangement will be deemed to have received a taxable dividend equal to the amount, if any, by which the aggregate fair market value of the Spinco Shares and Spinco Warrants distributed to the Shareholder pursuant to the Share Exchange at the time of the Share Exchange exceeds the "paid-up capital" (as defined in the Tax Act) of the Shareholder's Vizsla Silver Shares determined at that time. However, the Company expects that the aggregate fair market value of Spinco Shares and Spinco Warrants distributed to a Shareholder pursuant to the Share Exchange under the Arrangement will not exceed the paid-up capital of the Vizsla Silver Shares to the Shareholder. Accordingly, the Company does not expect that any Shareholder will be deemed to receive a taxable dividend on the Share Exchange.

Further, a Shareholder (other than a Dissenting Shareholder) who is resident in Canada and exchanges Vizsla Silver Shares for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants will also realize a capital gain equal to the amount, if any, by which the aggregate fair market value of those Spinco Shares and Spinco Warrants at the effective time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Shareholder as described in the preceding paragraph, exceeds the "adjusted cost base" (as defined in the Tax Act) of the Shareholder's Vizsla Silver Shares determined immediately before the Share Exchange.

A Shareholder (other than a Dissenting Shareholder) who is not a resident of Canada for the purpose of the Tax Act and who holds his or her Vizsla Silver Shares as capital property will generally not be subject to tax under the Tax Act on any capital gain arising unless such Shareholder's Vizsla Silver Shares constitute "taxable Canadian property" and such Shareholder is not entitled to relief from Canadian federal income tax under an applicable income tax treaty or convention.

For a more detailed description of the Canadian federal income tax consequences to Shareholders as a result of the Arrangement, see the section of the Circular entitled "Material Canadian Federal Income Tax Considerations". Shareholders should consult their own tax advisors with respect to their particular circumstances.

For a description of the U.S. federal income tax considerations for U.S. Holders as a result of the Arrangement, see the section of the Circular entitled "Material United States Federal Income Tax Considerations". Shareholders should consult their own tax advisors with respect to their particular circumstances.

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13. When is the Arrangement likely to occur?

It is presently anticipated that, if all required approvals are obtained and other conditions fulfilled, the Arrangement will become effective on or about June 24, 2024. The Board may, however, decide to delay or not to proceed with the Arrangement, even if all required approvals and consents are obtained.

14. If the Arrangement is effected, what do Shareholders receive?

Shareholders of record as of the close of business on the last trading day on the TSXV immediately prior to the Effective Date, which last trading day is currently expected to be on or about June 21, 2024, will receive, for each one Vizsla Silver Share held, one New Vizsla Silver Share, 1/3 of a Spinco Share and 1/3 of a Spinco Warrant. See "The Arrangement - Proposed Timetable for the Arrangement".

15. If the Arrangement is effected, what do Shareholders need to do in order to receive the New Vizsla Silver Shares, Spinco Shares and Spinco Warrants to which they are entitled?

Concurrently with the mailing of the Circular, Vizsla Silver will mail the Letter of Transmittal to Registered Shareholders, which will be used to exchange their certificates representing Vizsla Silver Shares for certificates representing the New Vizsla Silver Shares, the Spinco Shares and Spinco Warrant.

Upon the Arrangement becoming effective and surrender to the Depositary for cancellation of a certificate or other entitlement which immediately prior to the Effective Time represented outstanding Vizsla Silver Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, certificates or a Direct Registration System Advice ("DRS Advice") representing that number (rounded down to the nearest whole number) of Vizsla Silver Shares, Spinco Shares and Spinco Warrants that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. A Letter of Transmittal accompanies this Circular.

Until exchanged, each certificate representing Vizsla Silver Shares will, after the Effective Time, represent only the right to receive, upon surrender, certificates representing the requisite numbers of New Vizsla Silver Shares, Spinco Shares and Spinco Warrants. Shareholders will not receive any fractional Spinco Shares or Spinco Warrants.

Pursuant to the Plan of Arrangement, Registered Shareholders who fail to submit a duly completed Letter of Transmittal and all other documents required by the Depositary and surrender their Vizsla Silver Shares within six years of the Effective Time will no longer have the right to receive New Vizsla Silver Shares, Spinco Shares or Spinco Warrants and will not receive any compensation in lieu thereof.

16. When must I be a Shareholder in order to receive Spinco Shares and Spinco Warrants?

You must be a shareholder of record as of the close of business on the last trading day on the TSXV immediately prior to the Effective Date, which last trading day is currently expected to be on or about June 21, 2024.

Any Shareholder who duly exercises Dissent Rights and, strictly complying with the Dissent Procedures, is ultimately entitled to be paid the fair value for his, her or its Vizsla Silver Shares, will instead be entitled to the fair value of such shares and will not receive New Vizsla Silver Shares, Spinco Shares or Spinco Warrants. See "Dissent Rights".

17. What will be the impact of the Arrangement on the market price and trading of my Vizsla Silver Shares?

Management of Vizsla Silver cannot predict the short-term impact of the Arrangement on the market price and trading of Vizsla Silver Shares but believes that splitting Vizsla Silver into two companies, one focused on advancing the Panuco Project and the other capturing additional long-term value through the Royalty is in the best long-term interest of Shareholders. Shareholders will hold an interest in two separate companies. Subject to certain exceptions, the New Vizsla Silver Shares will remain freely tradable securities upon completion of the Arrangement and will continue trading on the TSXV and on the NYSE American under the symbol "VZLA" and on the Frankfurt Exchange under the symbol "0G3". See "The Arrangement" and "Certain Securities Law Matters".

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18. When will the Spinco Shares and Spinco Warrants be listed on the TSXV?

While Spinco has made an application with the TSXV to list the Spinco Shares and Spinco Warrants, there is no guarantee when, or if, such listings will be completed. Such listings will be subject to Spinco fulfilling all of the listing requirements of the TSXV.

19. What if I want to sell my Spinco Shares or Spinco Warrants?

Until the Spinco Shares and Spinco Warrants are listed on a stock exchange, Spinco Shareholders and Spinco Warrantholders may not be able to sell their Spinco Shares or Spinco Warrants. This may affect the pricing of the Spinco Shares and Spinco Warrants in the secondary market and the liquidity of the Spinco Shares and Spinco Warrants. Spinco Shareholders and Spinco Warrantholders are advised to consult their legal advisors with respect to trading of the Spinco Shares and Spinco Warrants. Shareholders should carefully consider the risks identified in this Circular under the heading "The Arrangement - Risk Factors Relating to the Arrangement" and under the heading "Risk Factors" in Schedules "G" and "L".

20. What are the terms of the Spinco Warrants?

Each full Spinco Warrant entitles the holder thereof to purchase one Spinco Share at an exercise price of $0.05 per share for a period expiring on the earlier of: (i) 120 days after the Listing Date; and (ii) December 31, 2025.

21. How do I exercise my Spinco Warrants?

The Spinco Warrants will be governed by the Spinco Warrant Indenture, a copy of which will be made available on SEDAR+. Spinco Warrantholders must follow the procedures outlined in the Spinco Warrant Indenture to exercise their Spinco Warrants.

22. What will be the ownership structure of Spinco after completion of the Arrangement?

Immediately after completion of the Arrangement, Shareholders are expected to hold approximately 45% of the issued and outstanding Spinco Shares, while Vizsla Silver will retain the remaining approximately 55%. Vizsla Silver is not expected to retain any Spinco Warrants. The overall ownership structure is expected to change upon completion of the Post-Closing Steps and the exercise of any Spinco Warrants.

See "Schedule G - Spinco Following the Arrangement".

23. Who should I contact if I have questions regarding the Arrangement?

Answers to many of your questions may be found in the accompanying Circular. If after reviewing the Circular you have questions about voting your proxy, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (toll-free within North America) or +1 416-304-0211 (outside of North America), or by email at assistance@laurelhill.com. If you have questions about the Arrangement, please contact Vizsla Silver by telephone at (604) 364-2215 or by e-mail at info@vizslasilver.ca. In addition, you may wish to consult your financial, tax and/or legal advisors.

24. How can I get more information about Spinco and its assets?

Additional information about Spinco, its assets and its business strategy can be found by contacting the Company by telephone at (604) 364-2215 or by e-mail at info@vizslasilver.ca.

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SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial statements contained elsewhere in this Circular, including the schedules hereto. Capitalized terms not otherwise defined in this summary are defined in the Glossary of Defined Terms or elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular.

THE MEETING

Vizsla Silver has fixed May 13, 2024 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting. The Meeting will be held at 555 Burrard Street, 11th Floor, Suite 1165, Vancouver, British Columbia V7X 1M8 on June 17, 2024, at 10:00 a.m. (Vancouver time).

At the Meeting, Shareholders will be asked to consider the following special meeting matters:

• approving, with or without amendment, the Arrangement Resolution; and

• subject to the approval of the Arrangement Resolution, approving the Spinco Option Plan.

By passing the Arrangement Resolution, Shareholders will also be giving authority to the Board to use its best judgment to proceed with and cause Vizsla Silver to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement or Plan of Arrangement without any requirement to seek or obtain any further approval of the shareholders.

For further information on voting Vizsla Silver Shares at the Meeting, see the section entitled "General Voting Information". For a description of the Spinco Option Plan, please refer to Schedule "G" or the full text of the Spinco Option Plan in Schedule "K".

THE ARRANGEMENT

The purpose of the Arrangement and the related transactions is to reorganize Vizsla Silver into two separate companies: Vizsla Silver, a publicly-traded silver exploration company focused on advancing the flagship Panuco Project, and Spinco, a royalty focused company with initial assets comprised of the Royalty, the Royalty Buyback Right and the Future Royalty Right. The Arrangement would result in, among other things, participating Shareholders holding, immediately following completion of the Arrangement, all of the outstanding New Vizsla Silver Shares, approximately 45% of the outstanding Spinco Shares (with the remaining approximately 55% initially being retained by Vizsla Silver) and all of the outstanding Spinco Warrants. For a summary of the steps of the Arrangement and related transactions, see the section entitled "The Arrangement - Details of the Arrangement".

REASONS FOR THE ARRANGEMENT

The Board believes that the creation of two separate companies, one a publicly-traded silver-gold exploration company focused on the advancement of the flagship Panuco Project and the other, a royalty company, will provide a number of benefits to Vizsla Silver, Spinco and the Shareholders, including: providing Shareholders with enhanced value by creating independent investment opportunities in a silver-gold exploration company and a royalty company; providing each company with the ability to pursue independent business and financing strategies best suited to their respective business plans.

See further details under the section entitled "The Arrangement - Reasons for the Arrangement".

RECOMMENDATION OF THE BOARD

The Board, having reviewed the Plan of Arrangement and related transactions and considered, among other things, the reasons for the Arrangement, has unanimously determined that the Arrangement is in the best interests of Vizsla Silver and the Shareholders. The Board has unanimously approved the Arrangement and the transactions contemplated thereby and unanimously recommends that Shareholders vote FOR the Arrangement Resolution and, subject to approval of the Arrangement Resolution, that Shareholders vote FOR the Option Plan Resolution.

See further details under the section entitled "The Arrangement - Recommendation of the Board".

CONDITIONS TO CLOSING

The Arrangement will be subject to the satisfaction or waiver, as applicable, of certain conditions, including the following:

• the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which Shareholders are entitled to one vote for each Vizsla Silver Share held;

• the Arrangement must be approved by the Court and the Final Order obtained in a form and substance satisfactory to Vizsla Silver; and

• all other consents, orders and approvals that are required, necessary or desirable for the completion of the Arrangement must have been obtained or received, each in a form and substance acceptable to Vizsla Silver.

See further details under the section entitled "The Arrangement - Conditions to the Arrangement".

COURT APPROVAL

An arrangement under the BCBCA requires approval of the Court. Prior to mailing this Circular, Vizsla Silver obtained the Interim Order, which provides for the calling and holding of the Meeting, Dissent Rights and certain other procedural matters. A copy of the Interim Order is attached as Schedule "D".

Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, Vizsla Silver intends to make an application to the Court for the Final Order on June 19, 2024 at 9:45 am (Vancouver time) or as soon thereafter as counsel may be heard at the Court house at 800 Smithe Street, Vancouver, British Columbia or at any other date and time as the Court may direct. At the hearing, any Shareholder or other interested party who wishes to participate or be represented or present arguments or evidence must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on June 17, 2024 along with any other documents required, all as set out in the Interim Order and Notice of Hearing for Final Order, copies of which are attached as Schedule "D" and "E", respectively, and satisfy any other requirement of the Court.

The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

See further details under the section entitled "The Arrangement - Court Approval of the Arrangement".

EFFECTIVE DATE

Upon receipt of the Final Order, Vizsla Silver will announce by news release the proposed Effective Date of the Arrangement, which is expected to be on or about June 24, 2024. You must be a shareholder of record as of the close of business on the last trading day on the TSXV immediately prior to the Effective Date, which last trading day is currently expected to be on or about June 21, 2024.

STOCK EXCHANGE LISTINGS

The Vizsla Silver Shares are currently listed and traded on the TSXV and the NYSE American under the symbol "VZLA" and on the Frankfurt Exchange under the symbol "0G3".

While Spinco has made an application with the TSXV to list the Spinco Shares and Spinco Warrants, there is no guarantee when, or if, such listings will be completed. Such listings will be subject to Spinco fulfilling all of the listing requirements of the TSXV. The listing of the Spinco Shares and Spinco Warrants on the TSXV is not a condition to completion of the Arrangement.

VIZSLA SILVER FOLLOWING THE ARRANGEMENT

Following completion of the Arrangement, Vizsla Silver will continue to focus on advancing the Panuco Project, while Spinco will allow shareholders to capture additional long-term value through the Royalty. Vizsla Silver's near- term focus will continue to be the advancement of the 100%-owned Panuco Project.

Following completion of the Arrangement, the New Vizsla Silver Shares will continue to be traded on the TSXV.

For a more detailed description of Vizsla Silver following the completion of the Arrangement, see Schedule "L".

SPINCO FOLLOWING THE ARRANGEMENT

Spinco is expected to operate as royalty company focused on gaining exposure to commodity prices by making strategic investments in mining interests, including royalties, streams, debt and equity investments in mining companies, as well as through the holdings of physical commodities.

While Spinco has made an application with the TSXV to list the Spinco Shares and Spinco Warrants, there is no guarantee when, or if, such listings will be completed. Such listings will be subject to Spinco fulfilling all of the listing requirements of the TSXV.

For a more detailed description of Spinco following the completion of the Arrangement, see Schedule "G".

DISTRIBUTION OF SHARE CERTIFICATES

Concurrently with the mailing of the Circular, Vizsla Silver will mail the Letter of Transmittal to Registered Shareholders, which will be used to exchange their certificates representing Vizsla Silver Shares for certificates representing the New Vizsla Silver Shares, Spinco Shares and Spinco Warrants.

Upon the Arrangement becoming effective and surrender to the Depositary for cancellation of a certificate or other entitlement which immediately prior to the Effective Time represented outstanding Vizsla Silver Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, certificates or a DRS Advice representing that number (rounded down to the nearest whole number) of New Vizsla Silver Shares, Spinco Shares and Spinco Warrants that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. A Letter of Transmittal accompanies this Circular.

Until exchanged, each certificate representing Vizsla Silver Shares will, after the Effective Time, represent only the right to receive, upon surrender, certificates representing the requisite numbers of New Vizsla Silver Shares, Spinco Shares and Spinco Warrants. Shareholders will not receive any fractional Spinco Shares or Spinco Warrants.

Shareholders who fail to submit their certificates representing Vizsla Silver Shares together with a duly completed Letter of Transmittal and any other documents required by the Depositary on or before the sixth anniversary of the Effective Date will cease to have any right or claim against or interest of any kind or nature in Vizsla Silver or Spinco. Accordingly, persons who tender certificates for Vizsla Silver Shares after the sixth anniversary of the Effective Date will not receive any New Vizsla Silver Shares, Spinco Shares or Spinco Warrants, will not own any interest in Vizsla Silver or Spinco and will not be paid any cash or other compensation in lieu thereof.

DISSENT RIGHTS

The Interim Order provides that each Registered Shareholder may exercise Dissent Rights in accordance with section 237 to 247 of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order in respect of the Arrangement. Each Dissenting Shareholder is entitled to be paid the fair value of all, but not less than all, of the holder's Vizsla Silver Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

To exercise Dissent Rights, Registered Shareholders must provide written notice to Vizsla Silver c/o Forooghian + Company Law Corporation, Suite 401 - 353 Water Street, Vancouver, British Columbia, Canada, V6B 1B8 at or before 10:00 (Vancouver time) on June 13, 2024 (or on the Business Day that is two Business Days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissent Rights". If a Registered Shareholder exercises Dissent Rights in strict compliance with the BCBCA and Interim Order and the Arrangement is completed, such Dissenting Shareholder is entitled to be paid the "fair value" of the Vizsla Silver Shares with respect to which Dissent Rights were exercised, as calculated immediately before the passing of the Arrangement Resolution. Only Registered Shareholders are entitled to exercise Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must cause each Registered Shareholder holding their Vizsla Silver Shares to deliver the required notice of dissent or, alternatively, make arrangements to become Registered Shareholders. Shareholders should carefully read the section of this Circular entitled "Dissent Rights" and consult with their advisors if they wish to exercise Dissent Rights. Any failure to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order in respect of the Arrangement, may result in a loss of that holder's Dissent Rights.

CANADIAN SECURITIES LAWS MATTERS

Vizsla Silver is a reporting issuer in each of the provinces and territories of Canada.

The Vizsla Silver Shares currently trade on the TSXV.

After the Arrangement, Spinco will be a reporting issuer each of the provinces and territories in Canada. While Spinco has made an application with the TSXV to list the Spinco Shares and Spinco Warrants, there is no guarantee when, or if, such listings will be completed. Such listings will be subject to Spinco fulfilling all of the listing requirements of the TSXV.

The distribution of the Spinco Shares and Spinco Warrants pursuant to the Arrangement will constitute a distribution of securities which is exempt from prospectus requirements of Canadian securities legislation. With certain exceptions, the Spinco Shares and Spinco Warrants may generally be resold in each of the provinces of Canada provided the trade is not a "control distribution" as defined in National Instrument 45-102 ─ Resale of Securities, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Spinco, the insider or officer has no reasonable grounds to believe that Spinco is in default of securities legislation.

See further details under the section entitled "Certain Securities Law Matters - Canadian Securities Laws".

U.S. SECURITIES LAWS MATTERS

The Vizsla Silver Shares currently trade on the NYSE American.

The New Vizsla Silver Shares, Spinco Shares and Spinco Warrants to be issued or deemed to be issued to Shareholders in the United States pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be distributed in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and available exemptions from applicable state registration requirements. The New Vizsla Silver Shares, Spinco Shares and Spinco Warrants issued or deemed to be issued to Shareholders in the United States pursuant to the Arrangement will generally not be subject to resale restrictions under U.S. federal securities laws for persons who are not affiliates of Vizsla Silver or Spinco following the Arrangement or within 90 days prior to the Arrangement.

See further details under the section entitled "Certain Securities Law Matters - U.S. Securities Laws".

MATERIAL CANADIAN INCOME TAX CONSIDERATIONS

A summary of material Canadian federal income tax considerations for Shareholders who participate in the Arrangement is set out under the heading "Material Canadian Federal Income Tax Considerations".

Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own legal, tax and financial advisors in regard to their particular circumstances.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

A summary of material United States federal income tax considerations for U.S. Holders who participate in the Arrangement is set out under the heading "Material United States Federal Income Tax Considerations".

Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own legal, tax and financial advisors in regard to their particular circumstances.

RISK FACTORS

Shareholders should be aware that there are various known and unknown risk factors in connection with the Arrangement and the ownership of New Vizsla Silver Shares, Spinco Shares and Spinco Warrants following the completion of the Arrangement. Shareholders should carefully consider the risks identified in this Circular under the heading "The Arrangement - Risk Factors Relating to the Arrangement" and under the heading "Risk Factors" in Schedules "G" and "L" before deciding whether or not to approve the Arrangement Resolution.

GENERAL VOTING INFORMATION

PERSONS MAKING THIS SOLICITATION OF PROXIES

In accordance with NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to forward the Company's proxy solicitation materials to the beneficial owners of the Vizsla Silver Shares held of record by such parties. The Company may reimburse such parties for reasonable fees and disbursements incurred by them in doing so.

Vizsla Silver has also retained Laurel Hill Advisory Group as its proxy solicitation agent for assistance in connection with the solicitation of proxies, among other responsibilities, for a fee of $45,000 for such services, in addition to certain out-of-pocket expenses. Vizsla Silver may also reimburse brokers, investment dealers or other intermediaries holding Shares in their name or in the name of nominees for their costs incurred in sending proxy materials to their principals.

If you have any questions or need assistance voting, please contact Laurel Hill Advisory Group by telephone at 1-877- 452-7184 (toll-free within North America) or +1 416-304-0211 (outside of North America), or by email at assistance@laurelhill.com.

APPOINTMENT OF PROXYHOLDERS AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons named in the enclosed proxy (the "Management Designees") have been selected by the directors of the Company.

A Shareholder has the right to designate a person (whom need not be a Shareholder) other than the Management Designees to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxyholder and provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification with them to the Meeting. To be valid, the proxy must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy).

REGISTERED SHAREHOLDERS

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a) using the internet through the website of the Company's transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed form of proxy for the holder's account number and the proxy access number;

(b) using a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed form of proxy for the toll-free number, the holder's account number and the proxy access number; or

(c) completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare, by mail at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, attention Proxy Department; by fax within North America at 1-866-249-7775, outside North America at (416) 263- 9524; or by mail or by hand to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

In all cases, the proxy must be received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. Proxies received after that time may be accepted by the chair of the Meeting at such person's discretion, and the chair of the Meeting is under no obligation to accept late proxies. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting as his or her discretion, without notice.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Vizsla Silver Shares in their own name.

Only Shareholders whose names appear on the records of the Company as the registered holders of Vizsla Silver Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are Non- Registered Shareholders, because the Vizsla Silver Shares they own are not registered in their names but instead registered in the name of an Intermediary, including a nominee such as a brokerage firm through which they purchased the Vizsla Silver Shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as the Canadian Depository for Securities Limited. If you purchased your Vizsla Silver Shares through a broker, you are likely a Non-Registered Shareholder.

In accordance with securities regulatory policy and the requirements of NI 54-101, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Circular and the form of proxy, to Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting materials to Non-Registered Shareholders to seek their voting instructions in advance of the Meeting. Vizsla Silver Shares held by Intermediaries can only be voted in accordance with the instructions of the Non-Registered Shareholder. Generally, Non-Registered Holders will either be given a voting instruction form (a "VIF") which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. Non-Registered Holders should submit voting instruction forms to Intermediaries in sufficient time to ensure that their votes are received from the Intermediaries by the Company. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Services ("Broadridge"). Broadridge mails a VIF in lieu of a proxy provided by the Company. The completed VIF must be returned by mail (using the return envelope provided) or by facsimile. Alternatively, Non-Registered Holders may call a toll-free number or go online to www.proxyvote.com to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. The Company through Laurel Hill may utilize the Broadridge QuickVote™ service to assist eligible Non- registered Shareholders with voting their shares over the phone.

If you, as a Non-Registered Shareholder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Intermediary and you should return the form to the Intermediary in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Alternatively, Non-Registered Holders may be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non- Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare, as described above under "Registered Shareholders".

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact the Company's proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (toll-free within North America) or +1 416-304-0211 (outside of North America), or by email at assistance@laurelhill.com.

VOTING OF PROXIES

The Board of Directors has set May 13, 2024 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Voting at the Meeting will be by a show of hands, each registered Shareholder and each proxyholder (representing a registered Shareholder or unregistered Shareholder) having one vote, unless a poll is required or requested, whereupon each such Shareholder and/or proxyholder is entitled to one vote for each Vizsla Silver Share held or represented. Each Shareholder may instruct their proxyholder how to vote their Vizsla Silver Shares by completing the blanks on the proxy. All Vizsla Silver Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Vizsla Silver Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a "special resolution" in which case a majority of 66 2/3% of the votes cast will be required.

REVOCATION OF PROXIES

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a Registered Shareholder personally attending at the Meeting and voting their Vizsla Silver Shares. A Shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the Registered Shareholder or by their authorized attorney in writing, or, if the Shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company's registrar and transfer agent at the foregoing address or the head office of the Company at 595 Burrard Street, Suite 1723, Vancouver, British Columbia V7X 1K8 at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof, or in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediary to revoke the proxy on their behalf.

QUORUM

The Articles of the Company provide that a quorum for the transaction of business at any meeting of shareholders will be two shareholders present in person or represented by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company is an unlimited amount of Vizsla Silver Shares. As at the date of this Circular, there were 233,121,498 Vizsla Silver Shares issued and outstanding, each carrying the right to one vote per share.

Shareholders registered as at May 13, 2024, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the proxy.

To the knowledge of the directors and senior officers of the Company, as at the date of this Circular, no person beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

APPROVAL OF THE ARRANGEMENT

Shareholders will be asked to approve the Arrangement Resolution, the full text of which is attached as Schedule "A" to the Circular for a statutory arrangement under section 288 of the BCBCA which involves, among other things, the distribution of Spinco Shares and Spinco Warrants to Shareholders of the Company on the basis of 1/3 of a Spinco Share and 1/3 of a Spinco Warrant for each Vizsla Silver Share held, as more fully described in the Circular. See "The Arrangement" below.

Management unanimously recommends a vote FOR in respect of the Arrangement Resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxyholder, to vote in favour of the approval of the Arrangement Resolution.

APPROVAL OF THE SPINCO OPTION PLAN

As the Vizsla Silver Equity Compensation Plan will not carry forward to Spinco, if the Arrangement Resolution is approved at the Meeting, Shareholders will also be asked to consider and, if thought appropriate, pass the Option Plan Resolution in substantially the form set forth in Schedule "A". See "Description of Share Capital" in Schedule "G".

Management unanimously recommends a vote FOR in respect of the Option Plan Resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as proxyholder, to vote in favour of the approval of the Option Plan Resolution.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company that are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below and herein, no informed person (as defined in NI 51-102) or director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

Certain directors and officers of Vizsla Silver are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations to other engaged companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Vizsla Silver may not be made available to Vizsla Silver but, rather, may be offered to a company with competing interests. The directors and senior officers of Vizsla Silver are required by law to act honestly and in good faith with a view to the best interests of Vizsla Silver and to disclose any personal interest which they may have in any project or opportunity of Vizsla Silver, and to abstain from voting on such matters.

The directors and officers of Vizsla Silver are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and Vizsla Silver will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

THE ARRANGEMENT

GENERAL

The purpose of the Arrangement is to reorganize Vizsla Silver and its assets and operations into two separate companies: Vizsla Silver and Spinco.

REASONS FOR THE ARRANGEMENT

The Board believes that the creation of two separate companies, one a public mineral exploration company with a focus of acquiring and exploring mineral properties and the other a royalty-focused company, will provide a number of benefits to Vizsla Silver, Spinco and the Shareholders, including:

• allowing shareholders to continue to benefit from the advancement of the 100%-owned Panuco Project; and

• providing shareholders with the ability to fully benefit from the future development of the Panuco Project through share ownership in Spinco.

In view of the factors and information considered in connection with their evaluation of the Arrangement, the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. In addition, individual members of the Board may have given different weights to different factors or items of information.

RECOMMENDATION OF THE BOARD

The Board approved the Arrangement and recommended and authorized the submission of the Arrangement to the Shareholders and the Court for approval. The Board has concluded that the Arrangement is in the best interests of Vizsla Silver and its Shareholders and recommends that Shareholders vote FOR the Arrangement Resolution proposed to be passed at the Meeting.

In reaching this conclusion, the Board considered, among other things, the benefits to Vizsla Silver and its Shareholders, as well as the financial position, opportunities and outlook for the future potential and operating performance of Vizsla Silver and Spinco, respectively.

DETAILS OF THE ARRANGEMENT

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Exhibit "I" to the Arrangement Agreement attached as Schedule "C" to this Circular. Shareholders are urged to carefully read the Plan of Arrangement in its entirety.

At the Effective Time and pursuant to the Plan of Arrangement, the following transactions, among others, will occur and will be deemed to occur sequentially in the following order:

• Each Vizsla Silver Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights will be directly transferred and assigned by such Dissenting Shareholder to Vizsla Silver, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever, and will be cancelled and cease to be outstanding and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their Vizsla Silver Shares by Vizsla Silver.

• The authorized share structure of Vizsla Silver will be reorganized and altered by: (a) renaming and re- designating all of the issued and unissued Vizsla Silver Shares as Vizsla Silver Class A Shares; and (b) creating the New Vizsla Silver Shares, with rights and restrictions identical to those of the Vizsla Silver Shares immediately prior to the Effective Time.

• Vizsla Silver's Notice of Articles will be amended to reflect the above alterations to its share structure.

• Each Vizsla Silver Option then outstanding to acquire one Vizsla Silver Share will be deemed to be exchanged for: (a) one Vizsla Silver Replacement Option to acquire one New Vizsla Silver Share having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value of a New Vizsla Silver Share at the Effective Time divided by the total of the fair market value of a New Vizsla Silver and the fair market value of 1/3 of a Spinco Share at the Effective Time; and

(b) one Spinco Option to acquire 1/3 of a Spinco Share, each whole Spinco Option having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value of 1/3 of a Spinco Share at the Effective Time divided by the total of the fair market value of one New Vizsla Silver Share and 1/3 of a Spinco Share at the Effective Time, provided that the aforesaid exercise prices will be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Vizsla Silver Replacement Option and the Spinco Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Vizsla Silver Option so exchanged and solely with respect to U.S. Holders, in order to ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Vizsla Silver Option.

The Board will define the fair market value of the Spinco Shares, acting in good faith, prior to the Effective Date. The Board's determination of fair market value will be calculated by taking into account the assets and liabilities of Spinco as well as valuations of comparable royalty transactions. The Board has received a valuation to support its determination of fair market value.

• Each Vizsla Silver Warrant outstanding will be deemed to be amended to entitle the Vizsla Silver Warrantholder to receive, upon due exercise of the Vizsla Silver Warrant, for the original exercise price: (a) one New Vizsla Silver Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time; and (b) 1/3 of a Spinco Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time.

Spinco will upon receipt of written notice from Vizsla Silver from time-to-time issue, as directed by Vizsla Silver, that number of Spinco Shares as may be required to satisfy the exercise of Vizsla Silver Warrants.

Vizsla Silver will, as agent for Spinco, collect and pay to Spinco an amount for each 1/3 of a Spinco Share so issued that is equal to the exercise price under the Vizsla Silver Warrant multiplied by the fair market value of 1/3 of a Spinco Share Warrant at the Effective Time divided by the total of the fair market value of one New Vizsla Silver Share and 1/3 of a Spinco Share at the Effective Time.

• Each issued and outstanding Vizsla Silver Class A Share outstanding on the Effective Date will be exchanged for: (i) one New Vizsla Silver Share; (ii) 1/3 of a Spinco Share; and (iii) 1/3 of a Spinco Warrant. The holders of the Vizsla Silver Class A Shares will be removed from the central securities register of Vizsla Silver as the holders of such and will be added to the central securities register of Vizsla Silver as the holders of the number of New Vizsla Silver Shares that they have received on the exchange set forth in the Plan of Arrangement, and the Spinco Shares and Spinco Warrants transferred to the then holders of the Vizsla Silver Class A Shares will be registered in the name of the former holders of the Vizsla Silver Class A Shares and Vizsla Silver will provide Spinco and its registrar and transfer agent notice to make the appropriate entries in the central securities register of Spinco.

• All of the issued Vizsla Silver Class A Shares will be cancelled with the appropriate entries being made in the central securities register of Vizsla Silver, and the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the New Vizsla Silver Shares will be equal to that of the Vizsla Silver Shares immediately prior to the Effective Time less the fair market value of the Spinco Shares distributed pursuant to section 3.1(f) of the Plan of Arrangement.

• The Vizsla Silver Class A Shares, none of which will be issued or outstanding once the steps in section 3.1(f) to section 3.1(g) of the Plan of Arrangement are completed, will be cancelled and the authorized share structure of Vizsla Silver will be changed by eliminating the Vizsla Silver Class A Shares.

• Vizsla Silver's Notice of Articles will be amended to reflect the above alterations to its share structure.

No fractional Spinco Shares or Spinco Warrants will be distributed to the Vizsla Silver Shareholders and no fractional Spinco Options will be distributed to the holders of Vizsla Silver Options, and, as a result, all fractional amounts arising under the Arrangement will be rounded down to the next whole number without any compensation therefor. Any Spinco Shares and Spinco Warrants not distributed as a result of so rounding down will be cancelled by Spinco. Vizsla Silver expects to retain approximately a 55% ownership interest in Spinco upon completion of the Arrangement. Such interest is expected to be diluted if Spinco completes the Post-Closing Steps. There is no guarantee that such steps will be completed on the proposed terms, or at all.

For greater certainty, the Vizsla Silver Rights Plan will not apply in respect of the Arrangement, the transactions contemplated thereunder or to Spinco or the Spinco Shares issued in connection with the Arrangement. Pursuant to the terms of the Vizsla Silver Rights Plan from and after the Effective Time, the Vizsla Silver Rights Plan will automatically apply to the New Vizsla Silver Shares.

The effect of the Arrangement can be summarized by the following diagrams:

Structure immediately prior to the Arrangement:

Structure following completion of the Arrangement (prior to completion of the Post-Closing Steps and the exercise of any Spinco Warrants):

AUTHORITY OF THE BOARD

By passing the Arrangement Resolution, the Shareholders will also be giving authority to the Board to use its judgment to proceed with and cause Vizsla Silver to complete the Arrangement or to abandon the Arrangement without any requirement to seek or obtain any further approval of the Shareholders.

The Arrangement Resolution also provides that the terms of the Plan of Arrangement may be amended by the Board before or after the Meeting without further notice to Shareholders, unless directed by the Court. Although the Board has no current intention to amend the terms of the Plan of Arrangement, it is possible that the Board may determine that certain amendments are appropriate, necessary or desirable.

CONDITIONS TO THE ARRANGEMENT

The Arrangement Agreement provides that the consummation of the Arrangement will be subject to the fulfilment or waiver of certain conditions, including the following:

• the Interim Order will have been granted in form and substance satisfactory to Vizsla Silver;

• the Arrangement Resolution will have been approved by the requisite majority of Shareholders at the Meeting;

• the Final Order will have been obtained in form and substance satisfactory to each of Vizsla Silver and Spinco;

• the TSXV will have conditionally approved the Arrangement, including the listing of the Vizsla Silver Class A Shares in substitution for the Vizsla Silver Shares, the delisting of the Vizsla Silver Class A Shares and, in substitution therefor, the listing of the New Vizsla Silver Shares issuable under the Arrangement, as of the Effective Date, subject to compliance with the requirements of the TSXV;

• all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required, necessary or desirable for the completion of the Arrangement will have been obtained or received, each in form acceptable to each of Vizsla Silver and Spinco;

• there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Plan of Arrangement;

• no law, regulation or policy will have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada, which would reasonably be expected to have a material adverse effect on any of Vizsla Silver, the Shareholders or Spinco if the Arrangement if completed;

• Shareholders will not have exercised Dissent Rights with respect to greater than 5% of the outstanding Vizsla Silver Shares;

• the New Vizsla Silver Shares, Spinco Shares and Spinco Warrants to be issued to Shareholders in the United States under the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof (or will otherwise be exempt from, or not subject to, registration requirements); and

• the Arrangement Agreement will not have been terminated as provided for therein.

If any of the conditions set forth in the Arrangement Agreement are not fulfilled or performed, on or prior to the Effective Time, Vizsla Silver may terminate the Arrangement Agreement or waive, in its discretion, the applicable condition in whole or in part. As soon as practicable after the fulfilment (or waiver) of the conditions contained in the Arrangement Agreement, the Board intends to cause a copy of the Final Order to be filed with the Registrar under the BCBCA, together with such other material as may be required by the Registrar in order that the Arrangement will become effective.

Management of Vizsla Silver expects that any material consents, orders and approvals required for the completion of the Arrangement will be obtained prior to the Effective Date in the ordinary course upon application therefor.

COURT APPROVAL OF THE ARRANGEMENT

The Arrangement requires the approval of the Court under the BCBCA. Prior to mailing this Circular, Vizsla Silver obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters. The Interim Order is attached as Schedule "D". The Notice of Hearing for Final Order in respect of the Final Order is attached as Schedule "E".

Assuming approval of the Arrangement Resolution by the Shareholders at the Meeting, Vizsla Silver intends to make an application to the Court for the Final Order on June 19, 2024 at 9:45 am (Vancouver time) or as soon thereafter as counsel may be heard at the Court house at 800 Smithe Street, Vancouver, British Columbia or at any other date and time as the Court may direct. At the hearing, any Shareholder or other interested party who wishes to participate or be represented or present arguments or evidence must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on June 17, 2024 along with any other documents required, all as set out in the Interim Order and Notice of Hearing for Final Order, copies of which are attached as Schedule "D" and "E", respectively, and satisfy any other requirement of the Court.

The Court has broad discretion under the BCBCA when making orders in respect of arrangements, and the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate. The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Arrangement to Shareholders. The Court will be advised prior to the hearing for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such approval will be relied upon in seeking an exemption from the registration requirements of the 1933 Act, pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of the securities to be issued or distributed pursuant to the Arrangement.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Notice of Hearing for Final Order attached as Schedule "D" to this Circular. The Notice of Hearing for Final Order constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

SHAREHOLDER APPROVAL OF THE ARRANGEMENT

Subject to any further order(s) of the Court, the Arrangement must be approved by at least 66⅔% of the votes cast by Shareholders present, in person or by proxy, and entitled to vote at the Meeting. The Arrangement is not subject to the minority approval requirements of MI 61-101.

In the absence of any instruction to the contrary, the Vizsla Silver Shares represented by proxies appointing the management designees named in the form of proxy will be voted in favour of the Arrangement Resolution.

PROPOSED TIMETABLE FOR THE ARRANGEMENT

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Special Meeting:	June 17, 2024

Final Court Approval:	June 19, 2024

Effective Date:	June 24, 2024

Notice of the actual Effective Date will be made through one or more news releases issued by Vizsla Silver. The Board will determine and Effective Date upon satisfaction or waiver of the conditions to the Arrangement.

DISTRIBUTION OF SHARE CERTIFICATES

Concurrently with the mailing of the Circular, Vizsla Silver will mail the Letter of Transmittal to Registered Shareholders, which will be used to exchange their certificates representing Vizsla Silver Shares for certificates representing the New Vizsla Silver Shares, Spinco Shares and Spinco Warrants.

Upon the Arrangement becoming effective and surrender to the Depositary for cancellation of a certificate or other entitlement which immediately prior to the Effective Time represented outstanding Vizsla Silver Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, certificates or a DRS Advice representing that number (rounded down to the nearest whole number) of New Vizsla Silver Shares, Spinco Shares and Spinco Warrants that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. A Letter of Transmittal accompanies this Circular.

Until exchanged, each certificate representing Vizsla Silver Shares will, after the Effective Time, represent only the right to receive, upon surrender, certificates representing the requisite numbers of New Vizsla Silver Shares, Spinco Shares and Spinco Warrants. Shareholders will not receive any fractional Spinco Shares or Spinco Warrants.

Any fractional Spinco Shares or Spinco Warrants will be rounded down to the nearest whole number and Shareholders will not receive any compensation in lieu thereof.

CANCELLATION OF RIGHTS AFTER SIX YEARS

Any certificate which immediately prior to the Effective Time represented Vizsla Silver Shares and which has not been surrendered with all other documents required by the Depositary, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in either Vizsla Silver or Spinco. Accordingly, persons who tender certificates for Vizsla Silver Shares after the sixth anniversary of the Effective Date will not receive New Vizsla Silver Shares, Spinco Shares or Spinco Warrants, will not own any interest in Vizsla Silver or Spinco and will not be paid any cash or other compensation in lieu thereof.

EXPENSES OF THE ARRANGEMENT

The costs relating to the Arrangement, including, without limitation, financial advisory, accounting and legal fees, will be borne by Vizsla Silver.

SPINCO WARRANTS

The following is a summary of the principal attributes of the Spinco Warrants and refers to the Spinco Warrant Indenture mentioned hereunder. Such summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the Spinco Warrant Indenture in the form to be agreed upon by the parties. A copy of the Spinco Warrant Indenture may be obtained on request from the Corporate Secretary of Spinco and will be available electronically on SEDAR+.

While Spinco has made an application with the TSXV to list the Spinco Warrants, there is no guarantee when, or if, such listing will be completed. Such listing will be subject to Spinco fulfilling all of the listing requirements of the TSXV.

Each whole Spinco Warrant will be transferable and entitle its holder, upon the payment of the exercise price of $0.05 per share, to acquire one Spinco Share. As soon as practicable after the Effective Date, Vizsla Silver will deliver such number of Spinco Warrants as is equal to 1/3 of a Spinco Warrant for each outstanding Vizsla Silver Share. The Spinco Warrants may be exercised until the date which is the earlier of: (i) 120 days after the Listing Date; and (ii) December 31, 2025. Certificates representing Spinco Warrants will be issued through a book-based system.

The Spinco Warrants will be governed by the Spinco Warrant Indenture, which may be amended or supplemented, from time to time. Spinco expects to designate Computershare Trust Company of Canada, at its principal offices in Vancouver and Toronto, as agent for the Spinco Warrants where the Spinco Warrants can be surrendered for exercise, transfer or exchange. Prior to the Effective Date, Spinco may name any other agent with respect to the Spinco Warrants.

The Spinco Warrant Indenture will provide for adjustment in the number of Spinco Shares issuable upon the exercise of Spinco Warrants and/or the exercise price per Spinco Share upon the occurrence of certain events, as will be outlined in the Spinco Warrant Indenture.

Spinco will covenant in the Spinco Warrant Indenture that, during the period in which the Spinco Warrants are exercisable, Spinco will give notice to the agent and the Spinco Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Spinco Warrants or the number of Spinco Shares issuable upon exercise of the Spinco Warrants of such event, if any.

No fraction of a Spinco Share will be issued upon the exercise of a Spinco Warrant and no cash payment will be made in lieu thereof. Spinco Warrantholders are not entitled to any voting rights or pre-emptive rights or any other rights conferred upon a person as a result of being a holder of Spinco Shares.

The Spinco Warrant Indenture will provide that, from time to time, Spinco may amend or supplement the Spinco Warrant Indenture for certain purposes, without the consent of the holders of the Spinco Warrants, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Spinco Warrant Indenture that would prejudice the interests of the holders of Spinco Warrants would require approval of the Spinco Warrantholders.

The Spinco Warrants will not be exercisable by or on behalf of a person in the United States or a U.S. Person, nor will certificates representing the Spinco Shares issuable upon exercise of the Spinco Warrants be registered or delivered to an address in the United States, unless an exemption from registration under the 1933 Act and any applicable state securities laws is available and Spinco receives an opinion of counsel of recognized standing to such effect in form and substance reasonably satisfactory to Spinco.

RISK FACTORS RELATING TO THE ARRANGEMENT

The following risk factors should be considered by Shareholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular and the risk factors disclosed under the heading "Risk Factors" in Schedules "G" and "L".

TERMINATION OF THE ARRANGEMENT AGREEMENT OR FAILURE TO OBTAIN REQUIRED APPROVALS

Each of Vizsla Silver and Spinco has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Vizsla Silver provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of Vizsla Silver, including Shareholders approving the Arrangement and required regulatory approvals, including of the Court, being obtained. There is no certainty, nor can Vizsla Silver provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Vizsla Silver Shares may be adversely affected and Shareholders will lose the prospective benefits of the Arrangement. Moreover, if the Arrangement Agreement is terminated, there is no assurance that Vizsla Silver will pursue or be able to complete an alternative transaction to spin-out the Royalty, and Shareholders will continue to be subject to the risk factors of both Vizsla Silver and Spinco as disclosed in this Circular.

MARKET PRICE OF THE VIZSLA SILVER SHARES MAY FLUCTUATE

If the Arrangement Resolution is not approved by the Shareholders or, even if the Arrangement Resolution is approved, the market price of the Vizsla Silver Shares may decline to the extent that the current market price of the Vizsla Silver Shares reflects a market assumption that the Arrangement will be completed or to the extent the current market price of the Vizsla Silver Shares reflects the value associated with Spinco, as applicable.

SPINCO SHARES AND SPINCO WARRANTS NOT LISTED ON STOCK EXCHANGE

While Spinco has made an application with the TSXV to list the Spinco Shares and Spinco Warrants, there is no guarantee when, or if, such listings will be completed. Such listings will be subject to Spinco fulfilling all of the listing requirements of the TSXV. Until the Spinco Shares are listed on a stock exchange, Spinco Shareholders and Spinco Warrantholders may not be able to sell their Spinco Shares or Spinco Warrants. Even if a listing is obtained, the holding of Spinco Shares and Spinco Warrants will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity of their investment.

SPINCO HAS LIMITED FINANCIAL RESOURCES

Spinco presently does not have sufficient financial resources to undertake all of its currently planned activities beyond completion of the Arrangement. In the event that the Arrangement is completed, Spinco will need to obtain further financing, whether through debt financing, equity financing or other means. There can be no assurance that Spinco will be able to raise the balance of the financing required or that such financing can be obtained without substantial dilution to its shareholders. Failure to obtain additional financing on a timely basis could cause Spinco to reduce or terminate its operations.

SPINCO SHARES AND SPINCO WARRANTS WILL NOT BE "QUALIFIED INVESTMENTS"

The Spinco Shares and Spinco Warrants distributed to Shareholders pursuant to the Arrangement will not qualify as "qualified investments" under the Tax Act for Registered Plans or a DPSP unless (i) on or before Spinco's filing due date for its first taxation year, the Spinco Shares are listed on a "designated stock exchange" as defined in the Tax Act (or Spinco otherwise satisfies the conditions to be a "public corporation" for purposes of the Tax Act) and Spinco validly elects to be a "public corporation" for purposes of the Tax Act from the commencement of its first taxation year, and (ii) in case of the Spinco Warrants, neither Spinco, nor any person with whom Spinco does not deal at arm's length, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of a particular Registered Plan or a DPSP. No assurance can be given as to whether Spinco will qualify as a "public corporation".

Where a Registered Plan acquires a Spinco Share or Spinco Warrant in circumstances where the Spinco Shares or Spinco Warrants are not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the Controlling Individual of the Registered Plan, including that the Registered Plan or the Controlling Individual of the Registered Plan may become subject to penalty taxes.

See "Material Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment - New Vizsla Silver Shares, Spinco Shares and Spinco Warrants".

SPINCO FINANCING

There is no assurance that Spinco will complete the Spinco Financing. If such financing is not completed, Spinco may not meet the initial listing requirements of the TSXV.

INCOME TAX

The Arrangement may give rise to adverse tax consequences to Shareholders, and each Shareholder is urged to consult with his, her or its own tax advisor. See "Material Income Tax Considerations".

COSTS OF THE ARRANGEMENT

There are certain costs related to the Arrangement, such as legal and accounting fees incurred, that must be paid even if the Arrangement is not completed.

EXERCISE OF DISSENT RIGHTS

Registered Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Vizsla Silver Shares in cash. If Dissent Rights are exercised in respect of a significant number of Vizsla Silver Shares, a substantial cash payment may be required to be made to such Shareholders, which could have an adverse effect on Vizsla Silver's financial condition and cash resources. Vizsla Silver may elect, in its sole discretion, not to complete the Arrangement if a significant number of Shareholders exercise Dissent Rights.

DISSENT RIGHTS

The following is a summary of the provisions of the BCBCA relating to a Shareholder's dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Vizsla Silver Shares and is qualified in its entirety by reference to the full text of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order (collectively, the "Dissent Procedures").

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholders should seek independent legal advice, as failure to comply strictly with the provisions of sections 237 to 247 of the BCBCA, which is attached to this Circular as Schedule "F", as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Dissent Rights.

The Interim Order expressly provides Registered Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Effective Date of all but not less than all, of the holder's Vizsla Silver Shares), provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, Vizsla Silver Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depositary, such as CDS & Co., of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Vizsla Silver Shares are re-registered in the Non-Registered Shareholder's name).

With respect to Vizsla Silver Shares in connection to the Arrangement, pursuant to the Interim Order, a Registered Shareholder may exercise rights of dissent under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, provided that, notwithstanding section 242(2) of the BCBCA, the written objection to the Arrangement Resolution must be sent to Vizsla Silver c/o Forooghian + Company Law Corporation, Suite 401 - 353 Water Street, Vancouver, British Columbia, Canada, V6B 1B8, Attention: Farzad Forooghian, by not later than 10:00 a.m. (Vancouver time) on June 13, 2024, or two Business Days prior to any adjournment or postponement of the Meeting.

To exercise Dissent Rights, a Shareholder must dissent with respect to all Vizsla Silver Shares of which it is the registered and beneficial owner. A Registered Shareholder who wishes to dissent must deliver written notice of dissent ("Notice of Dissent") to Vizsla Silver as set forth above and such Notice of Dissent must strictly comply with the requirements of section 242 of the BCBCA. Any failure by a Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder's Dissent Rights. Non-Registered Shareholders who wish to exercise Dissent Rights must cause each Registered Shareholder holding their Vizsla Silver Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a Registered Shareholder.

To exercise Dissent Rights, a Registered Shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on his, her or its own behalf, and for each other Non-Registered Shareholder who beneficially owns Vizsla Silver Shares registered in the Shareholder's name and on whose behalf the Shareholder is dissenting; and must dissent with respect to all of the Vizsla Silver Shares registered in his, her or its name or if dissenting on behalf of a Non-Registered Shareholder, with respect to all of the Vizsla Silver Shares registered in his, her or its name and beneficially owned by the Non-Registered Shareholder on whose behalf the Shareholder is dissenting. The Notice of Dissent must set out the number of Vizsla Silver Shares in respect of which the Dissent Rights are being exercised (the "Notice Shares") and: (a) if such Vizsla Silver Shares constitute all of the Vizsla Silver Shares of which the Shareholder is the registered and beneficial owner and the Shareholder owns no other Vizsla Silver Shares beneficially, a statement to that effect; (b) if such Vizsla Silver Shares constitute all of the Vizsla Silver Shares of which the Shareholder is both the registered and beneficial owner, but the Shareholder owns additional Vizsla Silver Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of Vizsla Silver Shares held by each such Registered Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Vizsla Silver Shares; or (c) if the Dissent Rights are being exercised by a Registered Shareholder who is not the beneficial owner of such Vizsla Silver Shares, a statement to that effect and the name of the Non-Registered Shareholder and a statement that the Registered Shareholder is dissenting with respect to all Vizsla Silver Shares of the Non-Registered Shareholder registered in such registered holder's name.

If the Arrangement Resolution is approved by Shareholders, and Vizsla Silver notifies a registered holder of Notice Shares of Vizsla Silver's intention to act upon the Arrangement Resolution pursuant to section 243 of the BCBCA, in order to exercise Dissent Rights such Shareholder must, within one month after Vizsla Silver gives such notice, send to Vizsla Silver a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with section 244(1)(c) of the BCBCA if the dissent is being exercised by the Shareholder on behalf of a Non-Registered Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell and Vizsla Silver is bound to purchase those Vizsla Silver Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. A vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution, does not constitute a Dissent Notice.

Dissenting Shareholders who are:

(a) ultimately are entitled to be paid fair value for their Vizsla Silver Shares, will be entitled to be paid the fair value of such Vizsla Silver Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Vizsla Silver Shares; or

(b) ultimately are not entitled, for any reason, to be paid fair value for such Vizsla Silver Shares will be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Vizsla Silver Shares; but in no case will Vizsla Silver be required to recognize such persons as holding Vizsla Silver Shares on or after the Effective Date.

If a Dissenting Shareholder is ultimately entitled to be paid for their Dissent Shares, such Dissenting Shareholder may enter into an agreement for the fair value of such Dissent Shares. If such Dissenting Shareholder does not reach an agreement, such Dissenting Shareholder, or Vizsla Silver, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Vizsla Silver to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Vizsla Silver Shares had as of the close of business on the day before the Effective Date. After a determination of the fair value of the Dissent Shares, Vizsla Silver must then promptly pay that amount to the Dissenting Shareholder.

In no case will Vizsla Silver, the Depositary or any other person be required to recognize Dissenting Shareholders as Shareholders after the Effective Time, and the names of such Dissenting Shareholders will be deleted from the central securities register as Shareholders at the Effective Time.

In no circumstances will Vizsla Silver or any other person be required to recognize a person as a Dissenting Shareholder: (i) unless such person is the holder of the Vizsla Silver Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order and does not withdraw such Notice of Dissent prior to the Effective Time.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with Vizsla Silver's written consent. If any of these events occur, Vizsla Silver must return the share certificates or DRS statements representing the Vizsla Silver Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If you dissent there can be no assurance that the amount you receive as fair value for your Vizsla Silver Shares will be more than or equal to the Consideration under the Arrangement.

Each Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and sections 237 to 247 of the BCBCA, which are attached to this Circular as Schedules "D" and "F", respectively, and seek his, her or its own legal advice.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of Vizsla Silver and Spinco to complete the Arrangement that, on or before the Effective Date, holders of not more than an aggregate of 5% of the issued and outstanding Vizsla Silver Shares will have exercised Dissent Rights. If the number of outstanding Vizsla Silver Shares in respect of which Dissent Rights have been exercised exceeds 5%, the Arrangement will not proceed unless Vizsla Silver waives such condition.

The above is only a summary of the Dissent Procedures which are technical and complex. If you are a Registered Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the Dissent Procedures, will result in the loss of your Dissent Rights. For a general summary of material Canadian income tax implications to a Dissenting Shareholder, see "Material Income Tax Considerations - Material Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dissenting Resident Holders" and "Material Income Tax Considerations - Material Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dissenting Non-Resident Holders".

CERTAIN SECURITIES LAW MATTERS

The following discussion is only a general overview of certain requirements of Canadian and U.S. securities laws applicable to trades in securities of Vizsla Silver or Spinco. All holders of securities are urged to consult with their own legal counsel to ensure that any resale of their securities of Vizsla Silver or Spinco complies with applicable securities legislation.

CANADIAN SECURITIES LAWS

Vizsla Silver is a reporting issuer in each of the provinces and territories in Canada. The Vizsla Silver Shares currently trade on the TSXV in Canada. After the Arrangement, Spinco will be a reporting issuer in each of the provinces and territories in Canada. While Spinco has made an application with the TSXV to list the Spinco Shares and Spinco Warrants, there is no guarantee when, or if, such listings will be completed. Such listings will be subject to Spinco fulfilling all of the listing requirements of the TSXV.

The distribution of the Spinco Shares and Spinco Warrants pursuant to the Arrangement will constitute a distribution of securities which is exempt from prospectus requirements of Canadian securities legislation. With certain exceptions, the Spinco Shares and Spinco Warrants may generally be resold in each of the provinces of Canada provided the trade is not a "control distribution" as defined in National Instrument 45-102 - Resale of Securities, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Spinco, the insider or officer has no reasonable grounds to believe that Spinco is in default of securities legislation.

U.S. SECURITIES LAWS

The New Vizsla Silver Shares, Spinco Shares and Spinco Warrants issued or deemed to be issued to Shareholders in the United States pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States, and will be distributed in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereof and available exemptions from applicable state registration requirements. Section 3(a)(10) of the 1933 Act provides an exemption from registration under the 1933 Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on May 15, 2024 and, subject to the approval of the Arrangement by the Shareholders at the Meeting, it is expected that a hearing on the Arrangement will be held on June 19, 2024 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard, at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. All Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the New Vizsla Silver Shares, Spinco Shares and Spinco Warrants to be issued pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

The New Vizsla Silver Shares, Spinco Shares and Spinco Warrants to be received by Shareholders in the United States pursuant to the Arrangement will be freely transferable under U.S. federal securities laws except by persons who are "affiliates" (as defined in Rule 405 of the 1933 Act) of Vizsla Silver or Spinco, as applicable, after the Effective Date or were "affiliates" of Vizsla Silver or Spinco, as applicable, within 90 days prior to the date of any proposed resale. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom.

Such affiliates (and former affiliates) may resell New Vizsla Silver Shares, Spinco Shares and Spinco Warrants pursuant to Rule 144, if available. In addition, subject to certain limitations, any such affiliates (and former affiliates) who is an affiliate (or former affiliate) solely by virtue of being an executive officer or director of Vizsla Silver or Spinco, as applicable may resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act.

RESALES BY AFFILIATES PURSUANT TO RULE 144

In general, under Rule 144, persons who are, or are selling for the account of, affiliates of Vizsla Silver or Spinco after the Arrangement, as applicable, will be entitled to sell in the United States, during any three-month period, a portion of the New Vizsla Silver Shares, Spinco Shares or Spinco Warrants that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the certain volume restrictions and subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Vizsla Silver and Spinco, as applicable.

RESALE OF SECURITIES PURSUANT TO REGULATION S

In general, pursuant to Regulation S under the 1933 Act, if at the Effective Date Vizsla Silver and Spinco, as applicable, are each a "foreign private issuer" (as defined in Rule 405 of the 1933 Act), persons who are "affiliates" (as defined in Rule 405 of the 1933 Act) of Vizsla Silver or Spinco, as applicable, after the Effective Date, or were "affiliates" of Vizsla Silver or Spinco, as applicable, within 90 days prior to the date of the proposed resale, solely by virtue of their status as an executive officer or director of Vizsla Silver or Spinco, as applicable, may sell their New Vizsla Silver Shares, Spinco Shares or Spinco Warrants, as applicable, received under the Arrangement outside the United States in an "offshore transaction" (as defined in Regulation S under the 1933 Act) if none of the seller, an affiliate or any person acting on their behalf engages in "directed selling efforts" (as defined in Regulation S under the 1933 Act) in the United States with respect to such securities and provided that no selling concession, fee or other remuneration is paid in connection with such sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. For purposes of Regulation S under the 1933 Act, "directed selling efforts" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered. Also, for purposes of Regulation S under the 1933 Act, an offer or sale of securities is made in an "offshore transaction" if the offer is not made to a person in the United States and either (a) at the time the buy order is originated, the buyer is outside the United States, or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction is executed in, on or through the facilities of a "designated offshore securities market" (as defined in Regulation S under the 1933 Act), (which would include a sale through the TSX-V), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States. Certain additional restrictions under Regulation S of the 1933 Act are applicable to sales outside the United States by a holder of New Vizsla Silver Shares, Spinco Shares or Spinco Warrants who is an "affiliate" of Vizsla Silver or Spinco, as applicable, after the Effective Date, or was an "affiliate" of Vizsla Silver or Spinco, as applicable, within 90 days prior to the date of the proposed resale, other than by virtue of his status as an officer or director of Vizsla Silver or Spinco, as applicable.

As a practical matter, the availability of Regulation S for resales of the New Vizsla Silver Shares, Spinco Shares and Spinco Warrants may depend in part upon whether Vizsla Silver or Spinco, as applicable, maintains a listing for such securities on a Canadian securities exchange.

EXERCISE OF SPINCO WARRANTS AND RE-SALE OF SPINCO SHARES ISSUABLE THERETO

The Spinco Shares issuable upon exercise of the Spinco Warrants may not be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and the Spinco Warrants may be exercised only pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities laws. Prior to the issuance of securities pursuant to any such exercise after the Effective Time, Spinco may require evidence (which may include in an opinion of counsel) reasonably satisfactory to Spinco to the effect that the issuance of such securities does not require registration under the 1933 Act or applicable state securities laws.

The Spinco Shares received upon exercise of the Spinco Warrants after the Effective Time by holders in the United States or who are U.S. Persons will be "restricted securities", as such term is defined in Rule 144(a)(3) under the 1933 Act, and may not be resold unless such securities are registered under the 1933 Act and all applicable state securities laws or unless an exemption from such registration requirements is available. Subject to certain limitations, any Spinco Shares issuable upon the exercise of Spinco Warrants may be resold outside the United States without registration under the 1933 Act pursuant to Regulation S in an "offshore transaction" (as such term is defined in Regulation S) over the TSX-V.

The foregoing discussion is only a general overview of certain requirements of the 1933 Act applicable to the resale of the securities issued or deemed to be issued to Shareholders pursuant to the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

MATERIAL INCOME TAX CONSIDERATIONS

THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes material Canadian federal income tax considerations under the Tax Act generally applicable to Shareholders in respect of the disposition of Vizsla Silver Shares pursuant to the Arrangement, and the acquisition, holding, and disposition of New Vizsla Silver Shares, Spinco Shares and Spinco Warrants acquired pursuant to the Arrangement.

Comment is restricted to Shareholders who, for purposes of the Tax Act, (i) hold their Vizsla Silver Shares, and will hold their Vizsla Silver Class A Shares, New Vizsla Silver Shares, Spinco Shares and Spinco Warrants, solely as capital property, and (ii) deal at arm's length with and are not affiliated with the Company or Spinco (each such Shareholder, a "Holder").

Generally, Vizsla Silver Shares, Vizsla Silver Class A Shares, New Vizsla Silver Shares, Spinco Shares and Spinco Warrants will be considered to be capital property to a Holder thereof provided that the Holder does not use the Vizsla Silver Shares, Vizsla Silver Class A Shares, New Vizsla Silver Shares, Spinco Shares or Spinco Warrants, as the case may be, in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired such shares or warrants, as the case may be, in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder that:

(a) is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act or a "specified financial institution" as defined in the Tax Act;

(b) is a person or partnership an interest in which is a "tax shelter investment" for purposes of the Tax Act;

(c) has elected to report its Canadian federal income tax results in a currency other than Canadian currency;

(d) has entered into or will enter into a "derivative forward agreement", a "synthetic disposition arrangement", or a "synthetic equity arrangement" as those terms are or are proposed to be defined in the Tax Act;

(e) receives dividends on Vizsla Silver Shares, or will receive dividends on Vizsla Silver Class A Shares, New Vizsla Silver Shares or Spinco Shares under or as part of a "dividend rental arrangement" as defined in the

Tax Act;

(f) is a "foreign affiliate" (as such term is defined in the Tax Act) of a taxpayer resident in Canada;

(g) is exempt from tax under the Tax Act;

(h) has acquired Vizsla Silver Shares, or will acquire Vizsla Silver Class A Shares, New Vizsla Silver Shares, Spinco Shares or Spinco Warrants, on the exercise of an employee stock option; or

(i) is otherwise a Holder of special status or in special circumstances.

All such Holders should consult their own tax advisors with respect to the consequences of the Arrangement.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada or a corporation that does not deal at arm's length, for purposes of the Tax Act, with a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm's length, for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors.

In addition, this summary does not address the income tax considerations to holders of Vizsla Silver Options and Vizsla Silver Warrants.

The summary assumes that (i) the re-designation of Vizsla Silver Shares as Vizsla Silver Class A Shares, as contemplated by the Plan of Arrangement, will not, in and of itself, result in Holders being deemed to have disposed of their Vizsla Silver Shares for the purposes of the Tax Act (for purposes of this summary, Vizsla Silver Class A Shares are hereafter included in any reference to "Vizsla Silver Shares"), and (ii) the Share Exchange (as described below) will be considered to occur "in the course of a reorganization of capital" of Vizsla Silver such that section 86 of the Tax Act will apply in respect of the Share Exchange. No tax ruling or legal opinion has been sought or obtained in this regard, or with respect to any of the assumptions made throughout this summary of Material Canadian Federal Income Tax Considerations, and the summary below is qualified accordingly.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), and our understanding of the current published administrative practices and policies of the CRA. This summary takes into account all specific proposals to amend the Tax Act and Regulations (the "Proposed Amendments") announced by the Minister of Finance (Canada) prior to the date hereof. It is assumed that the Proposed Amendments will be enacted as currently proposed and that there will be no other change in law or administrative or assessing practice, whether by legislative, governmental, or judicial action or decision, although no assurance can be given in these respects. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. This summary does not take into account provincial, territorial or foreign income tax considerations, which may differ materially from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not and should not be construed as legal or tax advice to any particular person (including a Holder as defined above). Each person who may be affected by the Arrangement should consult the person's own tax advisors with respect to the person's particular circumstances.

HOLDERS RESIDENT IN CANADA

This portion of this summary applies only to Holders who are or are deemed to be resident solely in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (each, a "Resident Holder").

A Resident Holder whose Vizsla Silver Shares, New Vizsla Silver Shares, Spinco Shares or Spinco Warrants might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem such shares or warrants, and every other "Canadian security" (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

Exchange of Vizsla Silver Shares for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants

A Resident Holder who exchanges Vizsla Silver Shares for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants pursuant to the Arrangement (the "Share Exchange") will be deemed to have received a taxable dividend equal to the amount, if any, by which the aggregate fair market value of the Spinco Shares and Spinco Warrants distributed to the Resident Holder pursuant to the Share Exchange at the time of the Share Exchange exceeds the "paid-up capital" (as defined in the Tax Act) ("PUC") of the Resident Holder's Vizsla Silver Shares determined at that time. Any such taxable dividend will be taxable as described below under "Holders Resident in Canada - Taxation of Dividends - New Vizsla Silver Shares and Spinco Shares". However, the Company expects that the aggregate fair market value of Spinco Shares and Spinco Warrants distributed to a Resident Holder pursuant to the Share Exchange under the Arrangement will not exceed the PUC of the Vizsla Silver Shares to the Resident Holder. Accordingly, the Company does not expect that any Resident Holder will be deemed to receive a taxable dividend on the Share Exchange.

A Resident Holder who exchanges Vizsla Silver Shares for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants on the Share Exchange will realize a capital gain equal to the amount, if any, by which the aggregate fair market value of those Spinco Shares and Spinco Warrants at the effective time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Resident Holder as described in the preceding paragraph, exceeds the "adjusted cost base" (as defined in the Tax Act) ("ACB") of the Resident Holder's Vizsla Silver Shares determined immediately before the Share Exchange. Any capital gain so realized will be taxable as described below under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

The Resident Holder will acquire the Spinco Shares and Spinco Warrants received on the Share Exchange at a cost equal to their respective fair market value as at the effective time of the Share Exchange, and the New Vizsla Silver Shares received on the Share Exchange at a cost equal to the amount, if any, by which the ACB of the Resident Holder's Vizsla Silver Shares immediately before the Share Exchange exceeds the aggregate fair market value of the Spinco Shares and Spinco Warrants as at the effective time of the Share Exchange.

Disposition of New Vizsla Silver Shares or Spinco Shares after the Arrangement

A Resident Holder who disposes or is deemed to dispose of a New Vizsla Silver Share or Spinco Share (other than to the Company or Spinco, as applicable, unless purchased by the Company or Spinco on the open market in the manner in which shares are normally purchased by any member of the public in the open market) generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition therefor are greater (or less) than the ACB of such share to the Resident Holder, as applicable, less reasonable costs of disposition. Any such capital gain or capital loss will be subject to the treatment generally described below under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Exercise and Disposition of Spinco Warrants

Generally, no gain or loss will be realized by a Resident Holder upon the exercise of a Spinco Warrant to acquire a Spinco Share. When a Spinco Warrant is exercised, the Resident Holder's cost of the Spinco Share acquired thereby will be the total of the Resident Holder's ACB of such Spinco Warrant and the exercise price paid for the Spinco Share. The Resident Holder's ACB of the Spinco Shares so acquired will be determined by averaging such cost with the ACB to the Resident Holder of all Spinco Shares owned by the Resident Holder as capital property immediately prior to such acquisition.

A Resident Holder who disposes or is deemed to dispose of a Spinco Warrant (other than on the exercise thereof) generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than the ACB to the Resident Holder of the Spinco Warrant immediately before the disposition or deemed disposition. The expiry of an unexercised Spinco Warrant generally will result in a capital loss to the Resident Holder equal to the ACB of the Spinco Warrant. The tax treatment of any such capital gain or capital loss is described below under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Taxation of Dividends - New Vizsla Silver Shares and Spinco Shares

A Resident Holder who is an individual (other than certain trusts) and receives or is deemed to receive a taxable dividend in a taxation year on the Resident Holder's New Vizsla Silver Shares or Spinco Shares will be required to include the amount of the dividend in income for the year, subject to the dividend gross-up and tax credit rules applicable to taxable dividends received by a Canadian resident individual from a taxable Canadian corporation, including the enhanced dividend gross-up and tax credit that may be applicable if and to the extent that the Company or Spinco designates the taxable dividend to be an "eligible dividend" in accordance with the Tax Act. There may be limitations on the ability of either the Company or Spinco to designate dividends as "eligible dividends" and neither the Company nor Spinco has made commitments in this regard.

A Resident Holder that is a corporation and receives or is deemed to receive a taxable dividend in a taxation year on its New Vizsla Silver Shares or Spinco Shares must include the amount in its income for the year, but generally will be entitled to deduct an equivalent amount from its taxable income, subject to all restrictions under the Tax Act.

In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or capital gain. Resident Holders that are corporations are urged to consult their own tax advisers having regard to their particular circumstances. A Resident Holder that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may also be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on any such dividends to the extent that the dividend is deductible in computing the corporation's taxable income.

Taxation of Capital Gains and Capital Losses

A Resident Holder who realizes a capital gain or capital loss in a taxation year on the actual or deemed disposition of a share or warrant, including a Vizsla Silver Share, New Vizsla Silver Share, Spinco Share or Spinco Warrant, as applicable, generally will be required to include any such capital gain multipled by the capital gains inclusion rate applicable at that time (a "taxable capital gain") in the Resident Holder's income for the year, and entitled to deduct any such capital loss multipled by the capital gains inclusion rate applicable at that time (an "allowable capital loss") against taxable capital gains realized in the year and, to the extent not so deductible, in any of the three preceding taxation years or any subsequent taxation year, to the extent and in the circumstances specified in the Tax Act.

The current applicable capital gains inclusion rate is one-half. The 2024 Canadian federal budget introduced in Parliament on April 16, 2024 (the "2024 Canadian Federal Budget") proposes amendments to the Tax Act to increase the capital gains inclusion rate from one-half to two-thirds for corporations and trusts, and from one-half to two-thirds on the portion of capital gains realized in the year that that exceed $250,000 for individuals, for capital gains realized on or after June 25, 2024. Corresponding changes are also proposed with respect to the rules calculating allowable capital losses. If adopted, these amendments may affect the computation of the taxable income of a Resident Holder. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Vizsla Silver Share, New Vizsla Silver Share or Spinco Share may be reduced by the amount of dividends received or deemed to have been received by it on such share (or on a share substituted therefor) to the extent and in the circumstances described in the Tax Act. Similar rules may apply where the corporation is a member or beneficiary of a partnership or trust that owns the share, or where a partnership or trust of which the corporation is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that owns the share. Affected Resident Holders should consult their own tax advisors in this regard.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income", which includes net taxable capital gains realized on the disposition (or deemed disposition) of its Vizsla Silver Shares, New Vizsla Silver Shares, Spinco Shares or Spinco Warrants, dividends received (or deemed to be received in respect of such underlying shares) that are not deductible under the Tax Act, and interest. Proposed Amendments pursuant to Bill C-59, An Act to implement certain provisions of the fall economic statement tabled in Parliament on November 21, 2023 and certain provisions of the budget tabled in Parliament on March 28, 2023, are intended to extend this additional tax and refund mechanism in respect of aggregate investment income to "substantive CCPCs" as defined in such Proposed Amendments. Resident Holders should consult their own tax advisors with regard to this additional tax and refund mechanism.

Minimum Tax on Individuals

A Resident Holder who is an individual (including certain trusts) and receives a taxable dividend on, or realizes a capital gain on the disposition of, a share or warrant, including a Vizsla Silver Share, New Vizsla Silver Share, Spinco Share or Spinco Warrant, as applicable, may thereby be liable for minimum tax to the extent and within the circumstances set out in the Tax Act. The 2023 Canadian federal budget introduced in Parliament on March 28, 2023, and the 2024 Canadian Federal Budget include proposals to amend the minimum tax rules in the Tax Act. Such Proposed Amendments, if adopted, may affect the liability of a Resident Holder for minimum tax. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a "Dissenting Resident Holder") and who consequently transfers or is deemed to transfer Vizsla Silver Shares to Vizsla Silver for payment by the Company will be deemed to receive a taxable dividend in the taxation year of payment equal to the amount, if any, by which the payment (excluding interest) exceeds the PUC of the Dissenting Resident Holder's Vizsla Silver Shares determined immediately before the Arrangement. Any such taxable dividend will be taxable as described above under "Holders Resident in Canada - Taxation of Dividends - New Vizsla Silver Shares and Spinco Shares". The Dissenting Resident Holder will also realize a capital gain (or capital loss) equal to the amount, if any, by which the payment (excluding interest), less any such deemed taxable dividend, exceeds (is exceeded by) the ACB of the Dissenting Resident Holder's Vizsla Silver Shares determined immediately before the Arrangement. Any such capital gain or loss will generally be taxable or deductible as described above under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

The Dissenting Resident Holder will be required to include any portion of the payment that is on account of interest in the Dissenting Resident Holder's income in the year received.

Dissenting Resident Holders should consult their own tax advisors.

Eligibility for Investment - New Vizsla Silver Shares, Spinco Shares and Spinco Warrants

A New Vizsla Silver Share will be a "qualified investment" for a trust governed by an RRSP, an RRIF, an RESP, an RDSP, a TFSA, a FHSA (collectively, "Registered Plans") or a DPSP as those terms are defined in the Tax Act at any time at which the New Vizsla Silver Shares are listed on a "designated stock exchange" as defined in the Tax Act (which includes the TSX-V), or the Company is a "public corporation" as defined in the Tax Act.

A Spinco Share and Spinco Warrant will not be a qualified investment for a Registered Plan or a DPSP from the date of issuance unless (i) on or before its filing due date for its first taxation year, the Spinco Shares are listed on a "designated stock exchange" as defined in the Tax Act (or Spinco otherwise satisfies the conditions to be a "public corporation" for purposes of the Tax Act), and Spinco validly elects to be a "public corporation" for purposes of the Tax Act from the commencement of its first taxation year, and (ii) in case of the Spinco Warrants, neither Spinco, nor any person with whom Spinco does not deal at arm's length, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of a particular Registered Plan or a DPSP. There can be no assurance as to if, or when, the Spinco Shares will be listed or traded on any stock exchange and, therefore, no assurance as to if, or when, Spinco will be able to make the election to be a public corporation. Should the Spinco Shares and Spinco Warrants be distributed to or otherwise acquired by a Registered Plan or a DPSP other than as "qualified investments", adverse tax consequences not described in this summary should be expected to arise for the Registered Plan or DPSP and the annuitant, holder, or subscriber thereunder. Resident Holders that hold Vizsla Silver Shares and will or may hold Spinco Shares and Spinco Warrants within a Registered Plan or a DPSP should consult with their own tax advisors in this regard.

Notwithstanding that the New Vizsla Silver Shares, Spinco Shares or Spinco Warrants may be qualified investments at a particular time, the holder of a FHSA, TFSA, RDSP, the annuitant of an RRSP or RRIF or subscriber of an RESP, as the case may be (the "Controlling Individual") will be subject to a penalty tax in respect of a New Vizsla Silver Share, Spinco Share or Spinco Warrant held in the Registered Plan if the New Vizsla Silver Share, Spinco Share or Spinco Warrant, as the cas may be, is a "prohibited investment" under the Tax Act. A New Vizsla Silver Share, Spinco Share or Spinco Warrant generally will not be a prohibited investment for a Registered Plan provided that (i) the Controlling Individual does not have a "significant interest" within the meaning of the Tax Act in Vizsla Silver or Spinco, as applicable, and (ii) the Controlling Individual deals at arm's length with Vizsla Silver or Spinco, as applicable, for the purposes of the Tax Act. In addition, a New Vizsla Silver Share, Spinco Share or Spinco Warrant will not be a "prohibited investment" if such shares or warrants are "excluded property" as defined in the Tax Act for a Registered Plan. Shareholders should consult their own tax advisers to ensure that the New Vizsla Silver

Shares, Spinco Shares and Spinco Warrants would not be a prohibited investment for a trust governed by a Registered Plan in their particular circumstances.

HOLDERS NOT RESIDENT IN CANADA

This portion of this summary applies only to Holders each of whom at all material times for the purposes of the Tax Act (i) has not been and is not resident or deemed to be resident in Canada for purposes of the Tax Act, and (ii) does not and will not use or hold Vizsla Silver Shares, New Vizsla Silver Shares, Spinco Shares or Spinco Warrants in connection with carrying on a business in Canada (each, a "Non-Resident Holder").

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on a business in Canada and elsewhere, or an "authorized foreign bank" as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisers with respect to the Arrangement.

Exchange of Vizsla Silver Shares for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants

The discussion of the tax consequences of the Share Exchange for Resident Holders under the heading "Holders Resident in Canada - Exchange of Vizsla Silver Shares for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants" generally will also apply to Non-Resident Holders in respect of the Share Exchange. The general taxation rules applicable to Non-Resident Holders in respect of a deemed taxable dividend or capital gain arising on the Share Exchange are discussed below under the headings "Holders Not Resident in Canada - Taxation of Dividends - New Vizsla Silver Shares and Spinco Shares" and "Holders Not Resident in Canada - Taxation of Capital Gains and Capital Losses" respectively.

Exercise and Disposition of Spinco Warrants

Generally, no gain or loss will be realized by a Non-Resident Holder for purposes of the Tax Act upon the exercise of a Spinco Warrant to acquire a Spinco Share. A Non-Resident Holder generally will not be subject to Canadian federal income tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Spinco Warrants (other than on the exercise thereof), unless the underlying Spinco Shares are "taxable Canadian property" to the Non- Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief from Canadian federal income tax under an applicable income tax treaty or convention. A description of the definition of "taxable Canadian property" in respect of a Non-Resident Holder is discussed below under the heading "Holders Not Resident in Canada - Taxation of Capital Gains and Capital Losses".

Taxation of Dividends - New Vizsla Silver Shares and Spinco Shares

A Non-Resident Holder to whom the Company or Spinco pays or credits (or is deemed to pay or credit) an amount as a dividend in respect of the Arrangement (if at all), or otherwise in respect of the Non-Resident Holder's New Vizsla Silver Shares or Spinco Shares, will be subject to Canadian withholding tax equal to 25% (or such lower rate as may be available under an applicable income tax treaty or convention, if any) of the gross amount of the dividend. For example, in the case of a Non-Resident Holder who is a resident of the United States for the purposes of the Canada- US Tax Act Convention (1980), as amended (the "Treaty"), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty (a "US Treaty Holder"), the applicable rate of such withholding tax will be reduced to 15% (or 5% of the amount of such dividends received by a US Treaty Holder that is a company that holds at least 10% of the voting stock of the Company or Spinco, as applicable).

Taxation of Capital Gains and Capital Losses

A Non-Resident Holder will not be subject to Canadian federal income tax in respect of any capital gain arising on an actual or deemed disposition of a Vizsla Silver Share, New Vizsla Silver Share, Spinco Share or Spinco Warrant unless, at the time of disposition, the share or warrant, as applicable, is "taxable Canadian property" as defined in the Tax Act, and is not "treaty-protected property" as defined in the Tax Act.

Generally, a Vizsla Silver Share, New Vizsla Silver Share, Spinco Share or Spinco Warrant, as applicable, of the Non- Resident Holder will not be taxable Canadian property of the Non-Resident Holder at any time at which the underlying share is listed on a "designated stock exchange" as defined in the Tax Act (which includes the TSX-V) unless, at any time during the 60 months immediately preceding the disposition of the share or warrant:

(a) the Non-Resident Holder, one or more persons with whom the Non-Resident Holder did not deal at arm's length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm's length held membership interests (directly or indirectly), or any combination of the foregoing, owned 25% or more of the issued shares of any class of the capital stock of the Company or Spinco, as applicable; and

(b) the underlying share derived more than 50% of its fair market value directly or indirectly from, or from any combination of, real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (as those terms are defined in the Tax Act), and interest, rights or options in or in respect of any of the foregoing.

Further, a Spinco Share or Spinco Warrant of a Non-Resident Holder will not be taxable Canadian property of the Non-Resident Holder at any time at which the underlying share is not listed on a "designated stock exchange" unless, at any time during the 60 months immediately preceding the disposition of the share or warrant, the underlying share derived more than 50% of its fair market value directly or indirectly from, or from any combination of, real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (as those terms are defined in the Tax Act), and interest, rights or options in or in respect of any of the foregoing.

Shares may also be deemed to be "taxable Canadian property" under other provisions of the Tax Act.

A Non-Resident Holder who disposes or is deemed to dispose of a Vizsla Silver Share, New Vizsla Silver Share, Spinco Share or Spinco Warrant that, at the time of disposition, is taxable Canadian property and is not treaty protected property will realize a capital gain (or capital loss) equal to the amount, if any, by which the Non-Resident Holder's proceeds of disposition of the share or warrant exceeds (or is exceeded by) the Non-Resident Holder's ACB in the share or warrant and reasonable costs of disposition. The Non-Resident Holders will generally be subject to the same Canadian income tax consequences for a Resident Holder discussed above under the heading "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Non-Resident Holders who may hold shares or warrants as "taxable Canadian property" should consult their own tax advisors in this regard, including with respect to the potential Canadian income tax filing requirements of owning and disposing of such shares or warrants.

Dissenting Non-Resident Holders

The discussion above applicable to Resident Holders under the heading "Holders Resident in Canada - Dissenting Resident Holders" will generally also apply to a Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement. In general terms, the Non-Resident Holder will be subject to Canadian federal income tax in respect of any deemed taxable dividend arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading "Holders Not Resident in Canada - Taxation of Dividends - New Vizsla Silver Shares and Spinco Shares" and subject to the Canadian federal income tax treatment in respect of any capital gain or loss arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading "Holders Not Resident in Canada - Taxation of Capital Gains and Capital Losses".

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain U.S. federal income tax considerations under the U.S. Tax Code generally applicable to U.S. Holders (as defined below) in respect of the receipt, holding, and disposition of Spinco Shares and Spinco Warrants acquired pursuant to the Arrangement.

This discussion is based upon the provisions of the U.S. Tax Code, existing final and temporary regulations promulgated thereunder (the "Treasury Regulations"), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from those described below.

Vizsla Silver and Spinco have not requested and will not request a ruling from the Internal Revenue Service ("IRS") with respect to any of the U.S. federal income tax consequences described below. The IRS may disagree with and challenge any of the conclusions reached herein.

This discussion applies only to U.S. Holders (as defined below) that own Vizsla Silver Shares and will own Spinco Shares and Spinco Warrants as "capital assets" within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment), and does not comment on all aspects of U.S. federal income taxation that may be important to certain U.S. Holders in light of their particular circumstances, such as U.S. Holders subject to special tax rules (e.g., banks and other financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, regulated investment companies, real estate investment trusts, traders that elect to mark-to-market their securities, certain expatriates or former long-term residents of the United States, personal holding companies, "S" corporations, U.S. expatriates, tax-exempt organizations, tax-qualified retirement plans, persons that own directly, indirectly, or constructively 10% or more of Vizsla Silver's voting stock or will own 10% or more of Spinco's voting stock, persons who are subject to alternative minimum tax, persons who hold Shares as a position in a "straddle" or as part of a "hedging," "conversion" or "integrated" transaction, persons that have a functional currency other than the U.S. dollar, controlled foreign corporations, passive foreign investment companies, or persons who acquired Vizsla Silver Shares through the exercise of employee stock options or otherwise as compensation for services). If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a Shareholder, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships or partners in a partnership holding Vizsla Silver Shares are urged to consult their own tax advisors regarding the tax consequences of the Arrangement.

In addition, this summary does not address U.S. federal estate and gift tax, alternative minimum tax, the Foreign Account Tax Compliance Act or Medicare tax on net investment income considerations, or any U.S. state or local or non-U.S. tax considerations. All Vizsla Shareholders, including those subject to special provisions of the Code such as those described above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the Plan of Arrangement, the ownership and disposition of Vizsla Shares and the ownership and disposition of Spinco Shares and Spinco Warrants received pursuant to the Plan of Arrangement.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ARRANGEMENT. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS) OF THE ARRANGEMENT.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Vizsla Silver Shares that is: (i) a U.S. citizen or U.S. resident alien as determined for U.S. federal income tax purposes, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

TREATMENT OF THE ARRANGEMENT

The distribution of Spinco Shares and Spinco Warrants (including any amount withheld for Canadian taxes) to a U.S. Holder pursuant to the Arrangement will be treated as a distribution to the U.S. Holder with respect to the U.S. Holder's Vizsla Silver Shares in an amount equal to the fair market value of the Spinco Shares and Spinco Warrants received. A distribution to a U.S. Holder will be taxable to the U.S. Holder as a foreign source dividend to the extent Vizsla Silver the distribution is out of Vizsla Silver's current or accumulated earnings and profits. Although it does not track current or accumulated earnings and profits for any reason, Vizsla Silver believes it likely has some amount of current or accumulated earnings and profits such that all or a portion of the value of Spinco Shares and Spinco Warrants received by a U.S. Holder will be taxable as a dividend. The distribution of a New Vizsla Silver Share in respect of each existing Vizsla Silver Share will not be a taxable exchange and U.S. Holders will, subject to the discussion below concerning a non-taxable return of capital in connection with the distribution of Spinco Shares and Spinco Warrants, have the same adjusted tax basis in New Vizsla Silver Shares as, and will include the holding period of, the existing Vizsla Silver Shares held by such U.S. Holder. Therefore, the remainder of this discussion refers simply to Vizsla Silver Shares.

A dividend received by a non-corporate U.S. Holder will be taxable at a preferential rate, provided that (a) the Vizsla Silver Shares are readily tradable on an established securities market in the United States or Vizsla Silver is otherwise treated as a "qualified foreign corporation" within the meaning of the Code's provisions governing qualified dividend income, (b) Vizsla Silver is not a passive foreign investment company ("PFIC") in the taxable year in which such dividends are paid or any preceding taxable year such U.S. Holder held Vizsla Silver Shares, (c) such U.S. Holder satisfies a holding period requirement, and (d) certain other requirements are met. Vizsla Silver believes it is a qualified foreign corporation. Vizsla Silver has not made any determination for any prior year whether it was then, and has not determined nor can it give any assurances with regard to the current year or any future year, whether it is or will become, a PFIC (See "Passive Foreign Investment Company Rules" below). If Vizsla Silver is a PFIC, the distribution of the Spinco Shares and Spinco Warrants may constitute an "excess distribution" subject to the special tax treatment described for excess distributions under "Consequences of PFIC Status" below.

Subject to the PFIC rules discussed below, a dividend received by a corporate U.S. Holder will generally be taxable at regular rates and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Distributions in excess of Vizsla Silver's current and accumulated earnings and profits will be treated first as a non- taxable return of capital to the extent of the U.S. Holder's tax basis in its Vizsla Silver Shares and thereafter as an amount realized in a sale or exchange of the U.S. Holder's Vizsla Silver Shares. Such amounts will be taxable in accordance with the section below titled "Treatment of a Sale of Shares".

A U.S. Holder's initial tax basis in its Spinco Shares generally will equal the fair market value of the Spinco Shares on the Effective Date. A U.S. Holder's holding period in its Spinco Shares generally will begin on the Effective Date.

TREATMENT OF A SALE OF SHARES

Subject to the PFIC rules discussed below, a U.S. Holder that sells or is treated as selling all or a portion of its Vizsla Silver Shares or Spinco Shares will recognize U.S. source capital gain or loss in an amount equal to the difference between (x) the sum of the amount of cash and fair market value of property received in the sale and the amount of any Canadian withholding tax withheld in respect of such U.S. Holder and (y) the U.S. Holder's adjusted tax basis in such Vizsla Silver Shares or Spinco Shares. The gain or loss recognized generally will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the Vizsla Silver Shares or Spinco Shares is greater than one year as of the date of the sale.

Certain U.S. Holders, including individuals, may be eligible for preferential tax rates on long-term capital gains. A U.S. Holder's ability to deduct capital losses is limited.

ADDITIONAL TAX ON INVESTMENT INCOME

U.S. Holders who are individuals, estates, or trusts and whose income exceeds certain thresholds will be required to pay (in addition to U.S. federal income tax) a 3.8% tax on net investment income, including dividends and gains from the sale or other taxable disposition of Vizsla Silver Shares or Spinco Shares. U.S. Holders are urged to consult their tax advisors regarding whether this tax will apply to them.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

In General

A foreign corporation is a PFIC for U.S. federal income tax purposes if either (A) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (B) at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of or produce passive income. Passive income generally includes dividends, interest, rents and royalties, and gains from the disposition of passive assets. Vizsla Silver has not made any determination for any prior year whether it was then a PFIC. The determination of whether any corporation was, is or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the entire course of each such tax year and, as a result, cannot be predicted by Vizsla Silver with certainty for the current tax year or for any future tax year as of the date of this document. Accordingly, there can be no assurance that Vizsla Silver is not or will not become a PFIC for the current year or any future tax year. Nor can there be any assurance that the IRS will not challenge any determination Vizsla Silver might make in the future concerning its PFIC status.

If Vizsla Silver is a PFIC for any year during which a U.S. Holder holds Vizsla Silver Shares, such holder will be subject to the rules described below under "Consequences of PFIC Status".

Each U.S. Holder should consult its own tax advisors regarding PFIC status.

In any year in which Vizsla Silver is a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require, including IRS Form 8621. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. (See "PFIC Reporting Requirements" below.)

U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

Due to the limited assets and income streams of Spinco, the application of the PFIC rules discussed above are more clear and U.S. Holders should be aware that Spinco expects to be a PFIC for the current taxable year and potentially for future years.

Consequences of PFIC Status

Although Spinco expects to be a PFIC, and Vizsla Silver has not made a PFIC determination, either corporation's actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. If either Vizsla Silver is, or as Spinco expects, Spinco is, classified as a PFIC for any taxable year or portion of a taxable year that is included in a U.S. Holder's holding period of such corporation's shares, and the U.S. Holder does not timely make either a QEF election or does not or is not eligible to make a mark-to-market election, each as defined below, the U.S. Holder generally will be subject to the following "PFIC Distribution Rules" with respect to the applicable corporation's shares:

• each distribution to the U.S. Holder will be deemed to be an "excess distribution" to the extent of its pro rata share of any excess of the aggregate of all distributions made to the U.S. Holder in the U.S. Holder's current taxable year over 125% of the three-year moving average of such aggregates;

• any gain recognized by a U.S. Holder on a sale or other disposition of Spinco Shares will also be deemed to be an excess distribution;

• each excess distribution will be allocated pro rata to each day in the U.S. Holder's holding period, up to the date of the distribution;

• the amounts allocated to the U.S. Holder's current taxable year, and the amounts allocated to the period in the U.S. Holder's holding period which pre-dates such corporation's status as a PFIC, if there is such a period, will be taxed as ordinary income (not long-term capital gain);

• the amounts allocated to any other taxable year or part of a year will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

• the tax liabilities that arise from the amounts allocated to each such other taxable year will accrue retroactive interest as unpaid taxes.

A U.S. Holder that holds shares in a year in which the relevant corporation is a PFIC will continue to be treated as owning shares of a PFIC in later years even if such corporation is no longer a PFIC in those later years.

QEF Election

If Spinco or Vizsla Silver is a PFIC, a U.S. Holder may avoid the PFIC Distribution Rules with respect to such corporation's shares by making a timely QEF election during the first taxable year in which such corporation is a PFIC and in which the U.S. Holder holds or is deemed to hold such shares. If a U.S. Holder makes a QEF election, it will become subject to the following "QEF Allocation Rules":

• the U.S. Holder will include in its income in each of its taxable years in which or with which a taxable year of the corporation ends, its pro rata share of such corporation's net capital gain (as long-term capital gain) and any other earnings and profits (as ordinary income), regardless of whether such corporation distributes such gain or earnings and profits to the U.S. Holder;

• the U.S. Holder's tax basis in its shares will be increased by the amount of such income inclusions;

• distributions of previously included earnings and profits will not be taxable in the U.S. to the U.S. Holder;

• the U.S. Holder's tax basis in its shares will be decreased by the amount of such distributions; and

• any gain recognized by the U.S. Holder on a sale, redemption or other taxable disposition of its shares will be taxable as capital gain and no interest charge will be imposed.

A U.S. Holder that makes a QEF election may make an additional election to defer payment of its liability for tax on included but undistributed income, but such deferred payments are subject to an interest charge.

A QEF election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year of the U.S. Holder to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

To comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from the corporation. If Spinco determines it is a PFIC for any taxable year it will endeavor to provide each U.S. Holder such information as the IRS may require, including a PFIC annual information statement, to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that Spinco will have timely knowledge of its status as a PFIC in the future or of the information required to be provided.

A U.S. Holder that makes a QEF election in the first taxable year in which the corporation is a PFIC and in which the U.S. Holder holds or is deemed to hold its shares will avoid the PFIC Distribution Rules and will not be subject to the QEF Allocation Rules in any taxable year of the corporation that ends within or with a taxable year of the U.S. Holder and in which such corporation is not a PFIC. However, if the U.S. Holder's QEF election is not effective for each of the corporation's taxable years in which it is a PFIC and in which the U.S. Holder holds or is deemed to hold such corporation's shares, the PFIC Distribution Rules will apply to the U.S. Holder until the U.S. Holder makes a purging election. If a U.S. Holder makes a purging election the following occurs: (a) the U.S. Holder is deemed to sell its shares at their fair market value; (b) the gain recognized by the U.S. Holder in the deemed sale is taxed under the PFIC Distribution Rules; (c) the U.S. Holder obtains a new basis and holding period in its shares for PFIC purposes; and (d) the U.S. Holder becomes eligible to make a QEF election.

Mark-to-Market Election

If a PFIC's shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, they would constitute "marketable stock" for purposes of the PFIC rules, and a U.S. Holder would not be subject to the foregoing PFIC rules if such U.S. Holder made a mark-to-market election with respect to such PFIC's shares. It is expected that the Spinco Shares will not be regularly traded, so the mark-to-market election is not expected to be available with respect to the Spinco Shares.

Subsidiary PFICs

A PFIC may own interests in other entities that are classified as PFICs. In such event, a U.S. Holder will be deemed to own a portion of the parent corporation's shares in such subsidiary PFIC and could incur liability under the PFIC Distribution Rules if the parent corporation receives a distribution from (including a sale of its shares in) a subsidiary PFIC, or if the U.S. Holder is otherwise deemed to have disposed of an interest in a subsidiary PFIC. Spinco will endeavor to cause all subsidiary PFICs to provide U.S. Holders the information required to make or maintain QEF elections with respect to the subsidiary PFICs. If a U.S. Holder makes a QEF election with respect to a subsidiary PFIC, tracking the tax bases of the U.S. Holder's interests in the tiered PFIC structure will become extremely complicated. There is no assurance that Spinco will have timely knowledge of the PFIC status of any subsidiary. In addition, Spinco may not hold a controlling interest in any such subsidiary PFIC and thus there can be no assurance it will be able to cause the subsidiary PFIC to provide the required information. U.S. Holders are urged to consult their tax advisors regarding the tax issues surrounding subsidiary PFICs.

PFIC Reporting Requirements

A U.S. Holder that owns or is deemed to own PFIC shares in any taxable year of the U.S. Holder may have to file an IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, (whether or not a QEF or market-to-market election is made) and provide such other information as may be required by the U.S. Treasury Department. Failure to file a required form or provide required information will extend the statute of limitations on assessment of a deficiency until the required form or information is furnished to the IRS.

The rules for PFICs, QEF elections and mark-to-market elections are complex and affected by various factors in addition to those described above. U.S. Holders are urged to consult their tax advisors regarding the application of the rules to their particular circumstances.

Foreign Tax Credits and Limitations

A U.S. Holder that pays, through withholding, Canadian tax, with respect to any dividends paid on Vizsla Silver Shares or Spinco Shares or in connection with the sale, redemption or other taxable disposition of Vizsla Silver Shares or Spinco Shares may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by such U.S. Holder during the year. Complex limitations apply to foreign tax credits. Each U.S. Holder should consult its own tax advisor regarding applicable foreign tax credit rules.

Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of proceeds paid in foreign currency on the sale, exchange or other taxable disposition of Vizsla Silver Shares or Spinco Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own tax advisors concerning issues related to foreign currency.

Backup Withholding and Information Reporting

The proceeds of a sale or deemed sale by a U.S. Holder of Vizsla Silver Shares or Spinco Shares may be subject to information reporting to the IRS and to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Specified Foreign Financial Assets Reporting

Certain U.S. Holders that hold "specified foreign financial assets" are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not held in an account maintained by a financial institution, securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their tax advisors regarding the possible reporting requirements with respect to their investments in Vizsla Silver Shares or Spinco Shares and the penalties for non-compliance.

THIS DISCUSSION IS GENERAL IN NATURE AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER'S PARTICULAR CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS.

YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

INFORMATION CONCERNING SPINCO POST-ARRANGEMENT

For further information concerning Spinco following completion of the Arrangement, see Schedule "G" to this Circular.

INFORMATION CONCERNING VIZSLA SILVER POST-ARRANGEMENT

For further information concerning Vizsla Silver following completion of the Arrangement, see Schedule "L" to this Circular. Additional information relating to Vizsla Silver is available on SEDAR+.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ or on the Company's website at www.vizslasilvercorp.com. Shareholders may contact the Company by telephone at (604) 364-2215 or by e-mail at info@vizslasilver.ca to request copies of the Company's financial statements and related management's discussion and analysis.

Financial information is provided in the Company's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year ended April 30, 2023. The Company's comparative unaudited interim consolidated financial statements and related management's discussion and analysis the period ended January 31, 2024 are also filed on SEDAR+ and attached as Schedule "M" to this Circular.

Please refer to Schedule "N" to this Circular for Vizsla Silver's management discussion and analysis ("MD&A") for the nine months ended January 31, 2024 and 2023 and for Vizsla Silver's MD&A for the years ended April 30, 2023 and 2022, respectively. The attached Vizsla Silver MD&A should be read in conjunction with Vizsla Silver's condensed consolidated interim financial statements for the nine months ended January 31, 2024 and 2023 and the annual audited consolidated financial statements for the years ended April 30, 2023 and 2022, together with the notes thereto, which are also attached as Schedule "N" to this Circular, respectively.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF BOARD

The contents and the sending of this Circular have been approved by the Board.

DATED at Vancouver, British Columbia, on May 17, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael A. Konnert"

Michael A. Konnert

President, Chief Executive Officer and Director

SCHEDULE "A"

ARRANGEMENT RESOLUTION

RESOLUTION OF THE HOLDERS OF COMMON SHARES OF VIZSLA SILVER CORP.

BE IT RESOLVED as a special resolution that:

1. The arrangement agreement dated March 27, 2024 (the "Arrangement Agreement") between Vizsla Silver Corp. ("Vizsla Silver") and Vizsla Royalties Corp. ("Spinco"), as it may be amended, modified or supplemented from time to time in accordance with its terms, attached as Schedule "C" to the notice of special meeting and management information circular (the "Circular") of Vizsla Silver dated effective May 17, 2024 and all transactions contemplated thereby are hereby confirmed, ratified and approved.

2. The arrangement (the "Arrangement") under Part 9, Division 5 of the Business Corporations Act (British Columbia) substantially as set forth in the plan of arrangement (the "Plan of Arrangement"), as it may be amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and its terms, attached as Exhibit "I" to the Arrangement Agreement attached as Schedule "C" to the Circular is hereby approved and authorized.

3. The Arrangement Agreement and all of the transactions contemplated therein, the actions of the directors of Vizsla Silver in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of Vizsla Silver in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto are hereby confirmed, ratified and approved.

4. Vizsla Silver is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented from time to time).

5. Notwithstanding that this special resolution has been passed by the Shareholders of Vizsla Silver or has received the approval of the Court, the board of directors of Vizsla Silver may amend the Arrangement Agreement and the Plan of Arrangement to the extent permitted by the Arrangement Agreement and/or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the filing of the certified copy of the court order approving the Arrangement with the Registrar of Companies for British Columbia without further approval of the Shareholders of Vizsla Silver.

6. Notwithstanding that this special resolution has been passed by the Shareholders of Vizsla Silver or has received the approval of the Court, (a) the alterations made to Vizsla Silver's authorized share structure and Articles contemplated by the Plan of Arrangement shall not take effect until the Notice of Articles of Vizsla Silver is altered to reflect such alterations to the authorized share structure and Articles of Vizsla Silver; and

(b) the directors of Vizsla Silver are hereby authorized and empowered, without further notice to or approval of the Shareholders of Vizsla Silver: (i) to file a Notice of Alteration with the Registrar of Companies to reflect the alterations to the authorized share structure and Articles of Vizsla Silver authorized herein; (ii) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (iii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

7. Any one director or officer of Vizsla Silver is hereby authorized, for and on behalf of Vizsla Silver, to execute and deliver, whether under the corporate seal of Vizsla Silver or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

A-1

SCHEDULE "B"

OPTION PLAN RESOLUTION

RESOLUTION OF THE HOLDERS OF COMMON SHARES OF VIZSLA SILVER CORP.

BE IT RESOLVED that:

1. Subject to the completion of the arrangement involving Vizsla Silver Corp. ("Vizsla Silver") and Vizsla Royalties Corp. ("Spinco"), as more particularly described in the notice of special meeting and management information circular (the "Circular") of Vizsla Silver dated effective May 17, 2024, the stock option plan substantially in the form attached as Schedule "K" to the Circular is hereby authorized, approved and ratified on behalf of Spinco and Spinco's shareholders as the stock option plan for Spinco; and

2. Any one director or officer of Spinco is hereby authorized, for and on behalf of Spinco, to execute and deliver, whether under the corporate seal of Spinco or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

B-1

SCHEDULE "C"

ARRANGEMENT AGREEMENT

(Please see attached)

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of March 27, 2024.

BETWEEN:

VIZSLA SILVER CORP., a corporation existing under the Business Corporations Act (British Columbia)

("Vizsla Silver")

AND:

VIZSLA ROYALTIES CORP., a corporation existing under the Business Corporations Act (British Columbia)

("Spinco")

WHEREAS:

(A) Vizsla Silver is the registered and beneficial owner of all of the issued and outstanding Spinco Securities;

(B) Vizsla Silver and Spinco wish to proceed with a corporate restructuring by way of a statutory arrangement under the BCBCA, pursuant to which Vizsla Silver and Spinco will participate in a series of transactions whereby, among other things, Vizsla Silver will distribute to the holders of Vizsla Silver Shares certain of the Spinco Securities such that holders of Vizsla Silver Shares (other than Dissenting Shareholders) will also become holders of Spinco Securities; and

(C) The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1 Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "Agreement" means this arrangement agreement, including the exhibits attached hereto as the same may be supplemented or amended from time to time;

(b) "Arrangement" means the arrangement pursuant to the Arrangement Provisions as contemplated by the provisions of this Agreement and the Plan of Arrangement;

(c) "Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(d) "Arrangement Resolutions" means the special resolutions of the Vizsla Silver Shareholders to approve the Arrangement, as required by the Interim Order and the BCBCA;

(e) "BCBCA" means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(f) "Board of Directors" means the current and existing board of directors of Vizsla Silver;

(g) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(h) "Constating Documents" means, in respect of Vizsla Silver and Spinco, the Articles and related Notice of Articles under the BCBCA;

(i) "Court" means the Supreme Court of British Columbia;

(j) "Dissent Procedures" means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of the Plan of Arrangement;

(k) "Dissent Rights" means the right of a registered Vizsla Silver Shareholder to dissent from the Arrangement Resolutions in accordance with the provisions of the BCBCA, as modified by the Interim Order, and to be paid the fair value of the Vizsla Silver Shares in respect of which the holder dissents;

(l) "Dissenting Shareholder" means a registered holder of Vizsla Silver Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(m) "Effective Date" shall be the date of the closing of the Arrangement;

(n) "Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Vizsla Silver and Spinco;

(o) "Final Order" means the final order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable United States securities laws with respect to the issuance of the New Vizsla Silver Shares and the Spinco Securities to be issued pursuant to the Arrangement to Vizsla Silver Shareholders in the United States, approving the Arrangement;

(p) "In the Money Amount" at a particular time with respect to a Vizsla Silver Option, Vizsla Silver Replacement Option or Spinco Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time;

(q) "Information Circular" means the management information circular of Vizsla Silver, including all schedules thereto, to be sent to the Vizsla Silver Shareholders in connection with the Vizsla Silver Meeting, together with any amendments or supplements thereto;

(r) "Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable United States securities laws with respect to the issuance of the New Vizsla Silver Shares and the Spinco Securities to be issued pursuant to the Arrangement to Vizsla Silver Shareholders in the United States, providing advice and directions in connection with the Vizsla Silver Meeting and the Arrangement;

(s) "Listing Date" means the date on which the Spinco Shares and Spinco Warrants are listed for trading on the TSXV;

(t) "New Vizsla Silver Shares" means the new class of common shares without par value which Vizsla Silver will create and issue as described in Section 3.1(b)(ii) of the Plan of Arrangement and for which the Vizsla Silver Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Vizsla Silver Shares;

(u) "party" means either Vizsla Silver or Spinco and "parties" means, collectively, Vizsla Silver and Spinco;

(v) "Person" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(w) "Plan of Arrangement" means the plan of arrangement attached to this Agreement as Exhibit I, as the same may be amended from time to time;

(x) "Registrar" means the Registrar of Companies under the BCBCA;

(y) "Section 3(a)(10) Exemption" means the registration requirements of the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act;

(z) "Spinco" means Vizsla Royalties Corp., a company existing under the BCBCA;

(aa) "Spinco Options" means share purchase options issued pursuant to the Spinco Stock Option Plan, including the Spinco Options pursuant to Section 3.1(d) of the Plan of Arrangement;

(bb) "Spinco Securities" means the Spinco Shares and the Spinco Warrants collectively;

(cc) "Spinco Shares" means the no par value shares which Spinco is authorized to issue as the same are constituted on the date hereof;

(dd) "Spinco Stock Option Plan" means the stock option plan to be adopted by Spinco in accordance with Section 4.3 of this Agreement on substantially similar terms as the Vizsla Silver Equity Incentive Plan and as may otherwise be modified, amended or restated as more particularly set forth in the Information Circular;

(ee) "Spinco Warrants" means common share purchase warrants of Spinco, each full Spinco Warrant entitling the holder thereof to purchase one Spinco Share at an exercise price of $0.05 for a period expiring on the earlier of (a) 120 days after the Listing Date, and (b) December 31, 2025;

(ff) "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(gg) "TSXV" means the TSX Venture Exchange Inc.;

(hh) "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ii) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934;

(jj) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(kk) "Vizsla Silver Equity Incentive Plan" means the existing equity incentive plan of Vizsla Silver, as updated and amended from time to time;

(ll) "Vizsla Silver Meeting" means the annual and special meeting of the Vizsla Silver Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(mm) "Vizsla Silver Options" means options to acquire Vizsla Silver Shares, including options under the terms of which are deemed exercisable for Vizsla Silver Shares, that are outstanding immediately prior to the Effective Time;

(nn) "Vizsla Silver Replacement Option" means an option to acquire a New Vizsla Silver Share to be issued by Vizsla Silver to a holder of a Vizsla Silver Option pursuant to Section 3.1(d) of the Plan of Arrangement;

(oo) "Vizsla Silver Shareholder" means a holder of Vizsla Silver Shares;

(pp) "Vizsla Silver Shares" means the common shares without par value which Vizsla Silver is authorized to issue as the same are constituted on the date hereof; and

(qq) "Vizsla Silver Warrants" means the share purchase warrants of Vizsla Silver exercisable to acquire Vizsla Silver Shares, including warrants under the terms of which are deemed exercisable for Vizsla Silver Shares, which are outstanding immediately prior to the Effective Time.

1.2 Currency. All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings. The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 Number and Gender. In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.5 Date for any Action. In the event that any date on which any action is required to be taken hereunder by Vizsla Silver or Spinco is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Meaning. Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.7 Exhibits. Attached hereto and deemed to be incorporated into and form part of this Agreement as Exhibit I is the Plan of Arrangement.

ARTICLE 2

ARRANGEMENT

2.1 Arrangement. The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Effective Date of Arrangement. The Arrangement shall become effective on the Effective Date as set out in the Plan of Arrangement.

2.3 Commitment to Effect. Subject to termination of this Agreement pursuant to Article 6 hereof, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective, and in conjunction therewith to cause the conditions described in Section 5.1 to be complied with prior to the Effective Date. Without limiting the generality of the foregoing, the parties shall proceed forthwith to apply for the Interim Order and Vizsla Silver shall call the Vizsla Silver Meeting and mail the Information Circular to the Vizsla Silver Shareholders.

2.4 Filing of Final Order. Subject to the rights of termination contained in Article 6 hereof, upon the Vizsla Silver Shareholders approving the Arrangement Resolutions in accordance with the provisions of the Interim Order and the BCBCA, Vizsla Silver obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, Vizsla Silver on its behalf and on behalf of Spinco shall file with the Registrar:

(a) the records and information required by the Registrar pursuant to the Arrangement Provisions; and

(b) a copy of the Final Order.

2.5 U.S. Securities Law Matters.

(a) The parties agree that the Arrangement will be carried out with the intention that the securities delivered upon completion of the Arrangement to Vizsla Silver Shareholders in the United States will be issued by Vizsla Silver and Spinco in reliance on the Section 3(a)(10) Exemption. In order to ensure the availability of the Section 3(a)(10) Exemption the parties agree that the Arrangement will be carried out on the following basis:

(i) the Arrangement will be subject to the approval of the Court and the Court will hold a hearing approving the fairness of the terms and conditions of the Arrangement;

(ii) prior to the hearing required to approve the Arrangement, the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption;

(iii) the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the Vizsla Silver Shareholders subject to the Arrangement;

(iv) Vizsla Silver will ensure that each Vizsla Silver Shareholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(v) the Vizsla Silver Shareholder entitled to receive securities on completion of the Arrangement will be advised that such securities have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(vi) the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement is approved by the Court as being fair, substantively and procedurally, to the Vizsla Silver Shareholders;

(vii) the Interim Order approving the Vizsla Silver Meeting will specify that each Vizsla Silver Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as the Vizsla Silver Shareholder enters an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(viii) the Final Order shall include a statement substantially to the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance of New Vizsla Silver Shares and Spinco Securities pursuant to the Plan of Arrangement."

(b) With respect to any Vizsla Silver Options or Vizsla Silver Warrants outstanding immediately prior to the Effective Date, the issuance of Spinco Shares upon the exercise of such Vizsla Silver Options or Vizsla Silver Warrants held in the U.S. or by U.S. holders after the Effective Date shall not be covered by the Section 3(a)(10) Exemption, and will require the use of an available exemption, if any, from registration under the U.S. Securities Act at the time of such later issuance of such Spinco Shares upon exercise of such Vizsla Silver Options or Vizsla Silver Warrants. This Agreement and the Plan of Arrangement does not contain a discussion of such possible exemptions from registration under the U.S. Securities Act, if any, that could apply to the issuance of Spinco Shares upon the subsequent exercise of such securities. Vizsla Silver securityholders in the United States will be urged to consult with their own legal counsel with respect to matters related to the exercise of Vizsla Silver Options or Vizsla Silver Warrants.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties. Each of the parties hereby represents and warrants to the other party that:

(a) it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and to consummate the transactions contemplated herein and this Agreement has been duly executed and delivered by it;

(c) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of (i) any provision of its Constating Documents or other governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a party or by which it is bound;

(d) no dissolution, winding up, bankruptcy, liquidation or similar proceedings has been commenced or are pending or proposed in respect of it;

(e) it (i) is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act; (ii) has no class of securities outstanding that is or is required to be registered under section 12 of the U.S. Exchange Act or that is subject to the reporting requirements of section 13 or 15(d) of the U.S. Exchange Act; and (iii) is not registered or required to register as an investment company under the United States Investment Company Act of 1940.

ARTICLE 4

COVENANTS

4.1 Covenants. Each of the parties covenants with the other that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.2 Interim Order and Final Order. The parties acknowledge that Vizsla Silver will apply to and obtain from the Court, pursuant to the Arrangement Provisions, the Interim Order providing for, among other things, the calling and holding of the Vizsla Silver Meeting for the purpose of considering and, if deemed advisable, approving and adopting the Arrangement Resolutions. The parties each covenant and agree that if the approval of the Arrangement by the Vizsla Silver Shareholders as set out in Section 5.1(b) hereof is obtained, Vizsla Silver will thereafter (subject to the exercise of any discretionary authority granted to Vizsla Silver's directors) take the necessary actions to submit the Arrangement to the Court for approval and apply for the Final Order and, subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination contained in Article 6 hereof, file the material described in Section 2.4 with the Registrar.

4.3 Spinco Stock Option Plan. In connection with, but prior to, the Arrangement, Spinco shall adopt the Spinco Stock Option Plan, which shall be substantially in the form attached to the Information Circular.

4.4 Vizsla Silver Options. The parties acknowledge that pursuant to the Arrangement, each Vizsla Silver Option then outstanding to acquire one Vizsla Silver Share shall be transferred and exchanged for:

(a) one Vizsla Silver Replacement Option to acquire one New Vizsla Silver Share having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value of a New Vizsla Silver Share at the Effective Time divided by the total of the fair market value of a New Vizsla Silver Share and the fair market value of 1/3 of a Spinco Share at the Effective Time; and

(b) one Spinco Option to acquire 1/3 of a Spinco Share, each whole Spinco Option having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value of 1/3 of a Spinco Share at the Effective Time divided by the total of the fair market value of one New Vizsla Silver Share and 1/3 of a Spinco Share at the Effective Time,

provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Vizsla Silver Replacement Option and the Spinco Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Vizsla Silver Option so exchanged and solely with respect to U.S. taxpayers, ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Vizsla Silver Options; and Spinco agrees to promptly issue Spinco Shares upon the due exercise of Spinco Options.

4.5 Vizsla Silver Warrants. The parties acknowledge that, from and after the Effective Date, all Vizsla Silver Warrants shall entitle the holder to receive, upon due exercise of the Vizsla Silver Warrant, for the original exercise price:

(a) one New Vizsla Silver Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time; and

(b) 1/3 of a Spinco Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time;

and Spinco hereby covenants that it shall forthwith upon receipt of written notice from Vizsla Silver from time to time issue, as directed by Vizsla Silver, that number of Spinco Shares as may be required to satisfy the foregoing.

Vizsla Silver shall, as agent for Spinco, collect and pay to Spinco an amount for each 1/3 of a Spinco Share so issued that is equal to the exercise price under the Vizsla Silver Warrant multiplied by the fair market value of 1/3 of a Spinco Share at the Effective Time divided by the total market value of one New Vizsla Silver Share and 1/3 of a Spinco Share at the Effective Time.

4.6 Fair Market Value. For the purposes of this Agreement and the Plan of Arrangement, the fair market value of the New Vizsla Shares and the Spinco Shares will be determined by Board of Directors, acting in good faith.

ARTICLE 5

CONDITIONS

5.1 Conditions Precedent. The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a) the Interim Order shall have been obtained in form and substance satisfactory to Vizsla Silver;

(b) the Arrangement Resolutions, with or without amendment, shall have been approved and adopted at the Vizsla Silver Meeting in accordance with the Arrangement Provisions, the Constating Documents of Vizsla Silver, the Interim Order and the requirements of any applicable regulatory authorities;

(c) the Final Order shall have been obtained in form and substance satisfactory to each of Vizsla Silver and Spinco;

(d) the TSXV shall have conditionally approved the Arrangement, subject to compliance with the requirements of the TSXV;

(e) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to Vizsla Silver and Spinco;

(f) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement;

(g) no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada, which would reasonably be expected to have a material adverse effect on any of Vizsla Silver, the Vizsla Silver Shareholders or Spinco if the Arrangement is completed;

(h) notices of dissent pursuant to Article 5 of the Plan of Arrangement shall not have been delivered by Vizsla Silver Shareholders holding greater than 5% of the outstanding Vizsla Silver Shares;

(i) the New Vizsla Silver Shares and the Spinco Securities to be issued to Vizsla Silver Shareholders in the United States under the Arrangement will be exempt from the registration requirements of the U.S. Securities Act under the Section 3(a)(10) Exemption (or will otherwise be exempt from, or not subject to, registration requirements); and

(j) this Agreement shall not have been terminated under Article 6 hereof.

Except for the conditions set forth in Sections 5.1(a), (b), (c), (d) and (j), which may not be waived, any of the other conditions in this Section 5.1 may be waived by either Vizsla Silver or Spinco at its discretion.

5.2 Pre-Closing. Unless this Agreement is terminated earlier pursuant to the provisions hereof, the parties shall meet at the offices of Forooghian + Company Law Corporation, Suite 401, 353 Water Street, Vancouver, British Columbia V6B 1B8, at 9:00 a.m. on the Business Day immediately preceding the Effective Date, or at such other location or at such other time or on such other date as they may mutually agree, and each of them shall deliver to the other of them:

(a) the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the occurrence of the Effective Date; and

(b) written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3 Merger of Conditions. The conditions set out in Section 5.1 hereof shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4 Merger of Representations, Warranties and Covenants. The representations and warranties in Section 3.1 shall be conclusively deemed to be correct as of the Effective Date and the covenants in Section 4.1 hereof shall be conclusively deemed to have been complied with in all respects as of the Effective Date, and each shall accordingly merge in and not survive the effectiveness of the Arrangement.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendment. Subject to any mandatory applicable restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Vizsla Silver Meeting, but prior to the Effective Date, be amended by the written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Vizsla Silver Shareholders.

6.3 Termination. Subject to Section 6.4, this Agreement may at any time before or after the holding of the Vizsla Silver Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Board of Directors of Vizsla Silver without further action on the part of the Vizsla Silver Shareholders and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the Board of Directors of Vizsla Silver to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.4 Cessation of Right. The right of Vizsla Silver or Spinco or any other party to amend or terminate the Plan of Arrangement pursuant to Section 6.1 and Section 6.3 shall be extinguished upon the occurrence of the Effective Date.

ARTICLE 7

GENERAL

7.1 Notices. All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered or sent by fax or, addressed as follows:

in the case of Vizsla Silver:

Vizsla Silver Corp.

PO Box 49193

595 Burrard Street

Vancouver, British Columbia

V7X 1K8

Attention:	Chief Executive Officer

in the case of Spinco:

Vizsla Royalties Corp.

PO Box 49193

595 Burrard Street

Vancouver, British Columbia

V7X 1K8

Attention:	Chief Executive Officer

in each case with a copy to:

Forooghian + Company Law Corporation

Suite 401 - 353 Water Street

Vancouver, British Columbia

V6B 1B8

Attention:	Farzad Forooghian
Email:	[Redacted - Email Address]

7.2 Assignment. Neither of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other.

7.3 Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

7.4 Waiver. Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5 Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.6 Counterparts This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7.7 Expenses. All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by the party that incurred the expense or as otherwise mutually agreed by the parties.

7.8 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9 Time of Essence. Time is of the essence of this Agreement.

[Remainder of page has been left intentionally blank]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

VIZSLA SILVER CORP.

(signed) "Michael Konnert"
Authorized Signatory

VIZSLA ROYALTIES CORP.

(signed) "Michael Pettingell"
Authorized Signatory

EXHIBIT I

TO THE ARRANGEMENT AGREEMENT

DATED AS OF MARCH 27, 2024

BETWEEN VIZSLA SILVER CORP.

AND VIZSLA ROYALTIES CORP.

PLAN OF ARRANGEMENT

UNDER PART 9, DIVISION 5 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1Definitions

In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "Arrangement" means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b) "Arrangement Agreement" means the arrangement agreement dated as of March 27, 2024 between Vizsla Silver and Spinco, as may be supplemented or amended from time to time;

(c) "Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(d) "Arrangement Resolutions" means the special resolutions of the Vizsla Silver Shareholders to approve the Arrangement, as required by the Interim Order and the BCBCA;

(e) "BCBCA" means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(f) "Board of Directors" means the current and existing board of directors of Vizsla Silver;

(g) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(h) "Court" means the Supreme Court of British Columbia;

(i) "Depositary" means Computershare Investor Services Inc., or such other depositary as Vizsla Silver may determine;

(j) "Dissent Procedures" means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of this Plan of Arrangement;

(k) "Dissent Rights" means the rights of dissent granted in favour of registered holders of Vizsla Silver Shares in accordance with Article 5 of this Plan of Arrangement;

(l) "Dissenting Share" has the meaning given in Section 3.1(a) of this Plan of Arrangement;

(m) "Dissenting Shareholder" means a registered holder of Vizsla Silver Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(n) "Effective Date" shall be the date of the closing of the Arrangement;

(o) "Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Vizsla Silver and Spinco;

(p) "Final Order" means the final order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable United States securities laws with respect to the issuance of the New Vizsla Silver Shares and the Spinco Securities to be issued pursuant to the Arrangement to Vizsla Silver Shareholders in the United States, approving the Arrangement;

(q) "In the Money Amount" at a particular time with respect to a Vizsla Silver Option, Vizsla Silver Replacement Option or Spinco Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time;

(r) "Information Circular" means the management information circular of Vizsla Silver, including all schedules thereto, to be sent to the Vizsla Silver Shareholders in connection with the Vizsla Silver Meeting, together with any amendments or supplements thereto;

(s) "Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable United States securities laws with respect to the issuance of the New Vizsla Silver Shares and the Spinco Securities to be issued pursuant to the Arrangement to Vizsla Silver Shareholders in the United States, providing advice and directions in connection with the Vizsla Silver Meeting and the Arrangement;

(t) "Letter of Transmittal" means the letter of transmittal in respect of the Arrangement to be sent to Vizsla Silver Shareholders together with the Information Circular;

(u) "Listing Date" means the date on which the Spinco Shares and Spinco Warrants are listed for trading on the TSXV or another recognized stock exchange;

(v) "New Vizsla Silver Shares" means a new class of voting common shares without par value which Vizsla Silver will create and issue as described in Section 3.1(b)(ii) of this Plan of Arrangement and for which the Vizsla Silver Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Vizsla Silver Shares;

(w) "Plan of Arrangement" means this plan of arrangement, as the same may be amended from time to time;

(x) "Registrar" means the Registrar of Companies under the BCBCA;

(y) "Section 3(a)(10) Exemption" means the registration requirements of the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act;

(z) "Share Distribution Record Date" means the close of business on the Business Day immediately preceding the Effective Date for the purpose of determining the Vizsla Silver Shareholders entitled to receive New Vizsla Silver Shares and Spinco Securities pursuant to this Plan of Arrangement or such other date as the Board of Directors may select;

(aa) "Spinco" means Vizsla Royalties Corp., a company existing under the BCBCA;

(bb) "Spinco Options" means share purchase options issued pursuant to the Spinco Stock Option Plan, including the Spinco Options pursuant to Section 3.1(d) of this Plan of Arrangement;

(cc) "Spinco Shareholder" means a holder of Spinco Shares;

(dd) "Spinco Shares" means the no par value shares which Spinco is authorized to issue as the same are constituted on the date hereof;

(ee) "Spinco Stock Option Plan" means the stock option plan to be adopted by Spinco pursuant to the Arrangement Agreement and this Plan of Arrangement, in substantially the form set forth in the Information Circular to be sent to Vizsla Silver Shareholders in connection with the Vizsla Silver Meeting;

(ff) "Spinco Warrants" means common share purchase warrants of Spinco, each full Spinco Warrant entitling the holder thereof to purchase one Spinco Share at an exercise price of $0.05 for a period expiring on the earlier of (a) 120 days after the Listing Date, and (b) December 31, 2025;

(gg) "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(hh) "TSXV" means the TSX Venture Exchange Inc.;

(ii) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(jj) "Vizsla Silver" means Vizsla Silver Corp., a corporation existing under the BCBCA;

(kk) "Vizsla Silver Class A Shares" means the renamed and redesignated Vizsla Silver Shares as described in Section 3.1(b)(i) of this Plan of Arrangement;

(ll) "Vizsla Silver Meeting" means the annual and special meeting of the Vizsla Silver Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(mm) "Vizsla Silver Optionholders" means the holders of Vizsla Silver Options on the Effective Date;

(nn) "Vizsla Silver Options" means options to acquire Vizsla Silver Shares, including options under the terms of which are deemed exercisable for Vizsla Silver Shares, that are outstanding immediately prior to the Effective Time;

(oo) "Vizsla Silver Replacement Option" means an option to acquire a New Vizsla Silver Share to be issued by Vizsla Silver to a holder of a Vizsla Silver Option pursuant to Section 3.1(d) of this Plan of Arrangement;

(pp) "Vizsla Silver Shareholder" means a holder of Vizsla Silver Shares;

(qq) "Vizsla Silver Shares" means the common shares without par value which Vizsla Silver is authorized to issue as the same are constituted on the date hereof;

(rr) "Vizsla Silver Warrantholders" means the holders of Vizsla Silver Warrants on the Effective Date; and

(ss) "Vizsla Silver Warrants" means the share purchase warrants of Vizsla Silver exercisable to acquire Vizsla Silver Shares, including warrants under the terms of which are deemed exercisable for Vizsla Silver Shares, that are outstanding immediately prior to the Effective Time.

1.2Interpretations not Affected by Headings. The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms "this Plan of Arrangement", "hereof", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3Number, Gender and Persons. Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.4                      Meaning. Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

1.5                       Date for any Action. If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.6Governing Law. This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                        Arrangement Agreement. This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2                        Arrangement Effectiveness. The Arrangement and this Plan of Arrangement shall become final and conclusively binding on Vizsla Silver, the Vizsla Silver Shareholders (including Dissenting Shareholders), Vizsla Silver Optionholders, Vizsla Silver Warrantholders and Spinco at the Effective Time without any further act or formality as required on the part of any person, except as expressly provided herein.

ARTICLE 3
THE ARRANGEMENT

3.1                        The Arrangement. Commencing at the Effective Time, the following shall occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of Vizsla Silver or Spinco, but subject to the provisions of Article 5:

(a) each Vizsla Silver Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights (each, a "Dissenting Share") shall be directly transferred and assigned by such Dissenting Shareholder to Vizsla Silver, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever, and will be cancelled and cease to be outstanding and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their Vizsla Silver Shares by Vizsla Silver;

(b) the authorized share structure of Vizsla Silver shall be altered by:

(i) renaming and redesignating all of the issued and unissued Vizsla Silver Shares as "Class A common shares without par value" and amending the special rights and restrictions attached to those shares to provide the holders thereof with two votes in respect of each share held, being the "Vizsla Silver Class A Shares"; and

(ii) creating a new class consisting of an unlimited number of "common shares without par value" with terms and special rights and restrictions identical to those of the Vizsla Silver Shares immediately prior to the Effective Time, being the

"New Vizsla Silver Shares";

(c) Vizsla Silver's Notice of Articles shall be amended to reflect the alterations in Section 3.1(b);

(d) each Vizsla Silver Option then outstanding to acquire one Vizsla Silver Share shall be transferred and exchanged for:

(i) one Vizsla Silver Replacement Option to acquire one New Vizsla Silver Share having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value of a New Vizsla Silver Share at the Effective Time divided by the total of the fair market value of a New Vizsla Silver Share and the fair market value of 1/3 of a Spinco Share at the Effective Time; and

(ii) one Spinco Option to acquire 1/3 of a Spinco Share, each whole Spinco Option having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value 1/3 of a Spinco Share at the Effective Time divided by the total of the fair market value of one New Vizsla Silver Share and 1/3 of a Spinco Share at the Effective Time,

provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Vizsla Silver Replacement Option and the Spinco Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Vizsla Silver Option so exchanged and solely with respect to U.S. taxpayers, ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Vizsla Silver Options;

(e) each Vizsla Silver Warrant then outstanding shall be deemed to be amended to entitle the Vizsla Silver Warrantholder to receive, upon due exercise of the Vizsla Silver Warrant, for the original exercise price:

(i) one New Vizsla Silver Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time; and

(ii) 1/3 of a Spinco Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time;

(f) each issued and outstanding Vizsla Silver Class A Share outstanding on the Share Distribution Record Date shall be exchanged for: (i) one New Vizsla Silver Share; (ii) 1/3 of a Spinco Share; and (iii) 1/3 of a Spinco Warrant. The holders of the Vizsla Silver Class A Shares will be removed from the central securities register of Vizsla Silver as the holders of such and will be added to the central securities register of Vizsla Silver as the holders of the number of New Vizsla Silver Shares that they have received on the exchange set forth in this Section 3.1(f), and the Spinco Shares and Spinco Warrants transferred to the then holders of the Vizsla Silver Class A Shares will be registered in the name of the former holders of the Vizsla Silver Class A Shares and Vizsla Silver will provide Spinco and its registrar and transfer agent notice to make the appropriate entries in the central securities register of Spinco;

(g) all of the issued Vizsla Silver Class A Shares shall be cancelled with the appropriate entries being made in the central securities register of Vizsla Silver and the authorized share structure of Vizsla Silver shall be altered by eliminating the "Vizsla Silver Class A Shares", and the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the New Vizsla Silver Shares will be equal to that of the Vizsla Silver Shares immediately prior to the Effective Time less the fair market value of the Spinco Shares and Spinco Warrants distributed pursuant to Section 3.1(f); and

(h) the Notice of Articles of Vizsla Silver shall be amended to reflect the alterations in Section 3.1(g).

3.2No Fractional Securities. Notwithstanding any other provision of this Arrangement, while each Vizsla Silver Shareholder's fractional shares and each holder of Vizsla Silver Options fractional options, respectively, will be combined, no fractional Spinco Securities shall be distributed to the Vizsla Silver Shareholders and no fractional Spinco Options shall be distributed to the holders of Vizsla Silver Options, and, as a result, all fractional amounts arising under this Plan of Arrangement shall be rounded down to the next whole number without any compensation therefor. Any Spinco Securities not distributed as a result of so rounding down shall be cancelled by Spinco.

3.3Share Distribution Record Date. In Section 3.1(f) the reference to a holder of a Vizsla Silver Class A Share shall mean a person who is a Vizsla Silver Shareholder on the Share Distribution Record Date, subject to the provisions of Article 5.

3.4Deemed Fully Paid and Non-Assessable Shares. All New Vizsla Silver Shares,

Vizsla Silver Class A Shares and Spinco Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the

BCBCA.

3.5Supplementary Actions. Notwithstanding that the transactions and events set out in Section 3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Vizsla Silver and Spinco shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any necessary additions to or deletions from share registers, and agreements for stock options.

3.6Withholding. Each of Vizsla Silver, Spinco and the Depositary shall be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of New Vizsla Silver Shares and Spinco Securities, Vizsla Silver Replacement Options or Spinco Options made pursuant to this Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement. Without limiting the generality of the foregoing, any New Vizsla Silver Shares or Spinco Securities so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance shall be paid to the person forthwith.

3.7No Liens. Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, restrictions, adverse claims or other claims of third parties of any kind.

3.8U.S. Securities Law Matters. The Court is advised that the Arrangement will be carried out with the intention that all securities issued on completion of the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption.

ARTICLE 4
CERTIFICATES

4.1                        Vizsla Silver Class A Shares. Recognizing that the Vizsla Silver Shares shall be renamed and re-designated as Vizsla Silver Class A Shares pursuant to Section 3.1(b)(i) and that the Vizsla Silver Class A Shares shall be exchanged partially for New Vizsla Silver Shares pursuant to Section 3.1(f), Vizsla Silver shall not issue replacement share certificates representing the Vizsla Silver Class A Shares.

4.2Spinco Share Certificates and Spinco Warrant Certificates. As soon as practicable following the Effective Date, Spinco shall deliver or cause to be delivered to the Depositary certificates representing the Spinco Shares and Spinco Warrants required to be issued to registered holders of Vizsla Silver Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(f) of this Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 hereof.

4.3New Vizsla Silver Share Certificates. As soon as practicable following the Effective Date, Vizsla Silver shall deliver or cause to be delivered to the Depositary certificates representing the New Vizsla Silver Shares required to be issued to registered holders of Vizsla Silver Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(f) of this Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 hereof.

4.4Interim Period. Any Vizsla Silver Shares traded after the Share Distribution Record Date will represent New Vizsla Silver Shares as of the Effective Date and shall not carry any rights to receive Spinco Shares or Spinco Warrants.

4.5Stock Option Agreements. The stock option agreements for the Vizsla Silver Options shall be deemed to be amended by Vizsla Silver to reflect the adjusted exercise price of the Vizsla Silver Replacement Options, and Spinco shall enter into stock option agreements for the Spinco Options issued pursuant to Section 3.1(d) of this Plan of Arrangement.

ARTICLE 5
DISSENT RIGHTS

5.1                        Dissent Right. Registered holders of Vizsla Silver Shares may exercise Dissent Rights with respect to their Vizsla Silver Shares in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in the Dissent Procedures, as they may be amended by the Interim Order, Final Order or any other order of the Court, and provided that such dissenting Shareholder delivers a written notice of dissent to Vizsla Silver at least two Business Days before the day of the Vizsla Silver Meeting or any adjournment or postponement thereof.

5.2Dealing with Dissenting Shares. Vizsla Silver Shareholders who duly exercise Dissent Rights with respect to their Dissenting Shares and who:

(a) are ultimately entitled to be paid fair value for their Dissenting Shares by Vizsla Silver shall be deemed to have transferred their Dissenting Shares to Vizsla Silver for cancellation as of the Effective Time pursuant to Section 3.1(a); or

(b) for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Vizsla Silver Shareholder and shall receive New Vizsla Silver Shares and Spinco Securities on the same basis as every other non-dissenting Vizsla Silver Shareholder;

but in no case shall Vizsla Silver be required to recognize such persons as holding Vizsla Silver Shares on or after the Effective Date.

5.3Reservation of Spinco Securities. If a Vizsla Silver Shareholder exercises Dissent Rights, Vizsla Silver shall, on the Effective Date, set aside and not distribute that portion of the Spinco Securities which are attributable to the Vizsla Silver Shares for which Dissent Rights have been exercised. If the dissenting Vizsla Silver Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Vizsla Silver shall distribute to such Vizsla Silver Shareholder his or her pro rata portion of the Spinco Securities. If a Vizsla Silver Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Vizsla Silver shall retain the portion of the Spinco Securities attributable to such Vizsla Silver Shareholder and such shares and warrants will be dealt with as determined by the Board of Directors of Vizsla Silver in its discretion.

ARTICLE 6
DELIVERY OF CONSIDERATION

6.1                        Delivery of Shares.

(a) Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Vizsla Silver Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Vizsla Silver Shares, a certificate representing the Spinco Shares and a certificate representing the Spinco Warrants that such holder is entitled to receive in accordance with Section 3.1 hereof.

(b) After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) hereof, each certificate that immediately prior to the Effective time represented one or more Vizsla Silver Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Vizsla Silver Shares, a certificate representing the Spinco Shares and a certificate representing the Spinco Warrants that such holder is entitled to receive in accordance with Section 3.1 hereof.

6.2Lost Certificates. If any certificate that immediately prior to the Effective Time represented one or more outstanding Vizsla Silver Shares that were exchanged for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the New Vizsla Silver Shares, Spinco Shares and Spinco Warrants that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of New Vizsla Silver Shares, Spinco Shares and Spinco Warrants that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such securities are to be delivered shall, as a condition precedent to the delivery of such New Vizsla Silver Shares, Spinco Shares and Spinco Warrants give a bond satisfactory to Vizsla Silver, Spinco and the Depositary in such amount as Vizsla Silver, Spinco and the Depositary may direct, or otherwise indemnify Vizsla Silver, Spinco and the Depositary in a manner satisfactory to Vizsla Silver, Spinco and the Depositary, against any claim that may be made against Vizsla Silver, Spinco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Vizsla Silver.

6.3Distributions with respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to New Vizsla Silver Shares or Spinco Securities with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Vizsla Silver Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or 6.2 hereof. Subject to applicable law and to Section 3.6 hereof, at the time of such compliance, there shall, in addition to the delivery of the New Vizsla Silver Shares and Spinco Securities to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Vizsla Silver Shares and/or Spinco Securities, as applicable.

6.4Limitation and Proscription. To the extent that a former Vizsla Silver Shareholder shall not have complied with the provisions of Section 6.1 or 6.2 hereof, as applicable, on or before the date that is six years after the Effective Date (the "Final Proscription Date"), then the New Vizsla Silver Shares and Spinco Securities that such former Vizsla Silver Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the New Vizsla Silver Shares and Spinco Securities to which such Vizsla Silver Shareholder was entitled, shall be delivered to Spinco (in the case of the Spinco Securities) or Vizsla Silver (in the case of the New Vizsla Silver Shares) by the Depositary and certificates representing such New Vizsla Silver Shares and Spinco Securities shall be cancelled by Vizsla Silver and Spinco, as applicable, and the interest of the former Vizsla Silver Shareholder in such New Vizsla Silver Shares and Spinco Securities or to which it was entitled shall be terminated as of such Final Proscription Date.

6.5Paramountcy. From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Vizsla Silver Shares, Vizsla Silver Options or Vizsla Silver Warrants issued prior to the Effective Time; and (ii) the rights and obligations of the registered holders of Vizsla Silver Shares, Vizsla Silver Options, Vizsla Silver Warrants, Spinco, the Depositary and any transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 7
AMENDMENTS

7.1                        Amendments. Vizsla Silver, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Vizsla Silver Meeting, approved by the Court.

7.2Amendments Made Prior to or at the Vizsla Silver Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Vizsla Silver at any time prior to or at the Vizsla Silver Meeting with or without any prior notice or communication, and if so proposed and accepted by the Vizsla Silver Shareholders voting at the Vizsla Silver Meeting, shall become part of this Plan of Arrangement for all purposes.

7.3Amendments Made After the Vizsla Silver Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Vizsla Silver after the Vizsla Silver Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Vizsla Silver Meeting shall be effective and shall become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by Vizsla Silver, provided that it concerns a matter which, in the reasonable opinion of Vizsla Silver, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of New Vizsla Silver Shares or Spinco Securities.

7.4Withdrawal. Notwithstanding any prior approvals by the Court or by Vizsla Silver Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolutions at any time prior to the Effective Time, without further approval of the Court or the Vizsla Silver Shareholders.

SCHEDULE "D"

INTERIM ORDER

(Please see attached)

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

MAY 15 2024

ENTERED

No. S243132
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

VIZSLA SILVER CORP.

PETITIONER

ORDER MADE AFTER APPLICATION (INTERIM ORDER)

BEFORE Associate Judge Muir May 15, 2024

ON THE APPLICATION of the Petitioner, Vizsla Silver Corp. (**"Vizsla Silver"**) for an Interim Order under section 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the **"BCBCA"**) in connection with an arrangement involving Vizsla Silver, the Vizsla Silver Shareholders (as defined below) and Vizsla Royalties Corp. (**"SpinCo"**) under section 288 of the BCBCA without notice coming on for hearing on May 15, 2024 and on hearing Faraz Ravanbakhsh, counsel for the Petitioner and upon reading the Affidavit No. 1 of Mahesh Liyanage affirmed on May 13, 2024 (the **"Liyanage Affidavit"**);

THIS COURT ORDERS that:

1. Pursuant to Sections 186, 288, 289, 290 and 291 of the *BCBCA*, the Petitioner, Vizsla Silver, be permitted to convene, hold and conduct the special meeting of the holders (the **"Vizsla Silver Shareholders"**) of common shares of Vizsla Silver (the **"Vizsla Silver Shares"**) to be held at 555 Burrard Street, 11th Floor, Suite 1165, Vancouver, British Columbia V7X 1M8 (the **"Meeting"**):

    a. to consider and, if deemed advisable, pass with or without variation, a special resolution (the **"Arrangement Resolution"**) authorizing, approving and adopting, with or without amendment, an arrangement (the **"Arrangement"**) and the plan of arrangement implementing the

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Arrangement (the **"Plan of Arrangement"**) substantially in the form included as Exhibit I to Schedule C of the management information circular of Vizsla Silver (the **"Circular"**) which is attached as Exhibit B to the Liyanage Affidavit, involving Vizsla Silver, the Vizsla Silver Shareholders and SpinCo.; and

b. to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

2. The Meeting will be called and held on June 17, 2024 at 10:00 am PST, or on such other date as may result from postponement or adjournment in accordance with paragraph 9 of this Interim Order, in accordance with the provisions of the BCBCA, the notice of articles and articles of Vizsla Silver, and subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Vizsla Silver Shares or to which such shares are collateral, or the articles of Vizsla Silver, this Interim Order will govern.

AMENDMENTS

3. Until the Meeting is held, the Petitioner is authorized to make, in the manner contemplated by and subject to the arrangement agreement between Vizsla Silver and SpinCo dated March 27, 2024 (the **"Arrangement Agreement"**) and Plan of Arrangement, as applicable, such amendments, revisions or supplements to the Arrangement Agreement, Arrangement, Plan of Arrangement, notice of special meeting for the Meeting or the Circular as it may determine without further Order of this Court. The Arrangement Agreement, Arrangement and Plan of Arrangement as so amended, revised or supplemented will be the Arrangement Agreement, Arrangement and Plan of Arrangement that are the subject of the Arrangement Resolution.

~~AMENDMENTS~~ CHAIR

4. The Chair of the Meeting will be an officer or director of the Petitioner or such other person as may be appointed by the Vizsla Silver Shareholders for that purpose.

5. The Chair of the Meeting is at liberty to call on the assistance of legal counsel at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

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6. The Chair of the Meeting will be permitted to ask questions of, and demand the production of evidence, from Vizsla Silver Shareholders, the Petitioner or such other persons in attendance or represented at the Meeting, as he or she considers appropriate having regard to the orderly conduct of the Meeting, the authority of any person to vote at the Meeting, and the validity and propriety of the votes cast and the proxies submitted in respect of the Arrangement Resolution.

7. The Chair of the Meeting may, in the Chair's sole discretion, waive the deadline specified in the Form of Proxy for the deposit of proxies.

8. The Chair or another representative of the Petitioner present at the Meeting, will, in due course, file with the Court an affidavit verifying the actions taken and the decisions reached at the Meeting with respect to the Arrangement.

ADJOURNMENTS AND POSTPONEMENTS

9. The board of directors of Vizsla Silver (the "**Board**") by resolution will be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Vizsla Silver Shareholders regarding the adjournment or postponement and without the need for approval of the Court, subject to the terms of the Arrangement Agreement. Notice of any such adjournment will be given by press release, newspaper advertisement, or by notice sent to the Vizsla Silver Shareholders by one of the methods specified in paragraph 11 of this Interim Order, as determined by the Board to be the most appropriate method of communication.

RECORD DATE

10. The record date (the "**Record Date**") for determining Vizsla Silver Shareholders entitled to receive notice of and attend at the Meeting is the close of business on May 13, 2024.

NOTICE OF THE MEETING

11. The following:

    (a) notice of special meeting for the Meeting;

    (b) the Circular;

    (c) the Plan of Arrangement;

    (d) a form of Notice of Hearing of Petition;

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(e) the form of proxy or voting instruction form for use by the Vizsla Silver Shareholders; and

(f) Letter of Transmittal

(collectively, the **"Meeting Materials"**), in substantially the same form contained as Exhibits to the Liyanage Affidavit, with such amendments and inclusions thereto as the directors of Vizsla Silver and counsel for the Petitioners may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, and this Interim Order (collectively with the Meeting Materials, the **"Mailed Materials"**) will be sent to:

(I) the Registered Shareholders at the close of business on the Record Date, such Mailed Materials to be sent at least 21 days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(A) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the central securities register of Vizsla Silver, or its registrar and transfer agent, at the close of business on the Record Date;

(B) by delivery, in person or by recognized courier service, to the address specified in (A) above; or

(C) by facsimile or electronic transmission to any Shareholder;

(II) non-registered holders of Vizsla Silver Shares by providing sufficient copies of the Meeting Materials, as applicable, directly to such holders or to intermediaries and registered nominees in a timely manner in accordance with the procedures prescribed by National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and

(iii) the respective directors and auditors of Vizsla Silver by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, by facsimile or electronic transmission, at least 21 days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, and that sending of the Notice of Hearing of Petition as herein described, will constitute good and sufficient service of such the Petition and the Liyanage Affidavit upon all recipients of the Notice of Hearing of Petition and that the Notice of Hearing of Petition will constitute good and sufficient service upon

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all who may wish to appear in these proceedings, and no other service need be made and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting.

12. In the event of an interruption in or cessation of postal services due to strike or otherwise, the Petitioners will be authorized, in addition to or as an alternative to the methods of delivery specified in paragraph 11 above, to communicate notice of the Meeting to the Shareholders by publishing notice of the Meeting one time only in one of the following newspapers:

(i) The Globe and Mail (National edition); or

(ii) The National Post,

which publication will include specific reference to locations (including www.sedar.com) at which copies of the Meeting Materials will be available.

13. Delivery of the Mailed Materials as ordered herein will constitute compliance with the requirements of section 290(1)(a) of the BCBCA.

14. The accidental failure or omission to give notice of the Meeting or Notice of Hearing of Petition to, or the non-receipt of such notices by, or any failure or omission to give such notice as a result of events beyond the reasonable control of Vizsla Silver (including, without limitation, any inability to use postal services) to any one or more of the persons specified herein will not constitute a breach of this Interim Order, or in relation to notice to the Vizsla Silver Shareholders, a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Vizsla Silver then it will use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. Vizsla Silver be at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner specified herein.

DEEMED RECEIPT OF NOTICE

16. The Mailed Materials will be deemed, for the purposes of this Interim Order, to have been received:

(a) in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

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(c) in the case of transmission by email or facsimile, upon the transmission thereof; and

(d) in the case of advertisement, at the time of publication of the advertisement.

UPDATING MEETING MATERIALS

17. Notice of any amendments, updates or supplement to any of the information provided in the Mailed Materials may be communicated to the Vizsla Silver Shareholders by notice sent to the Vizsla Silver Shareholders by any of the means set forth in paragraph 11 herein, as determined to be the most appropriate method of communication by the Board.

QUORUM AND VOTING

18. The quorum required at the Meeting will be the quorum required by the articles of Vizsla Silver, that being at least two shareholders who hold, or who represent by proxy, at least 5% of the outstanding Vizsla Silver Shares entitled to be voted at the Meeting.

19. Vizsla Silver Shareholders who participate in, attend at, or vote at the Meeting through teleconference will be deemed to be present in person at the Meeting.

21. The Arrangement Resolution must be approved by be approved by not less than 66⅔% of the votes cast by Vizsla Silver Shareholders present in person or represented by proxy at the Meeting.

22. The only persons entitled to vote at the Meeting or any adjournment(s) thereof either in person or by proxy will be the registered holders of Vizsla Silver Shares as at the close of business in British Columbia on May 13, 2024. Illegible votes, spoiled votes, defective votes and abstentions will be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions on one the Arrangement Resolution will be voted in favour of such resolution.

23. The terms, restrictions and conditions of the articles of Vizsla Silver, including quorum requirements and other matters, will apply in respect of the Meeting.

24. The persons entitled to attend the Meeting will be Vizsla Silver Shareholders and their duly appointed proxyholders, the officers, directors and legal

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counsel of Vizsla Silver and SpinCo, and such other persons who receive the consent of the chairperson of the Meeting.

SCRUTINEER

25. Vizsla Silver's transfer agent, Computershare Investor Services Inc. may act as a scrutineer for the Meeting.

SOLICITATION OF PROXIES

26. Vizsla Silver may use the form of proxy in connection with the Meeting, in substantially the same form contained in Exhibit C to the Liyanage Affidavit and Vizsla Silver may in its discretion waive generally the time limits for deposit of proxies by Vizsla Silver Shareholders if Vizsla Silver deems it reasonable to do so. Vizsla Silver is authorized to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.

27. The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials.

DISSENT RIGHTS

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31. In no event will Vizsla Silver or any other Person be required to recognize a Person as exercising Dissent Rights unless such person is a registered holder of those Vizsla Silver Shares in respect of which such Dissent Rights are sought to be exercised.

32. No Person will be entitled to exercise Dissent Rights with respect to a Vizsla Silver Share in respect of which a Person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

APPLICATION FOR THE FINAL ORDER

33. Unless the directors of Vizsla Silver by resolution determine to terminate the Arrangement Agreement in accordance with its terms, upon the approval, with or without variation by the Vizsla Silver Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, the Petitioners may apply to this Court for an order (the "**Final Order**"):

    (a) pursuant to section 291(4)(c) of the BCBCA, declaring that the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, is fair and reasonable to the Vizsla Silver Shareholders; and

    (b) pursuant to section 291(4)(a) of the BCBCA, approving the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, and that the application for the Final Order (the "**Final Application**") be set

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down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on June 19, 2024 at 9:45 a.m., or as soon thereafter as the Court may direct or counsel for Vizsla Silver may be heard, and that Vizsla Silver be at liberty to proceed with the Final Application on that date.

34. Any Vizsla Silver Shareholder, any director or auditor of Vizsla Silver, or any other interested party with leave of the Court desiring to support or oppose the application may appear and make submissions at the Final Application provided that such person must:

(a) file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Final Application; and

(b) deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Final Application, to the Petitioners' counsel at:

Attention: Andrew Crabtree / Faraz Ravanbakhsh

by or before 4:30 p.m. (Vancouver time) on June 14, 2024.

35. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, will be the solicitors for Vizsla Silver and persons who have filed and delivered a Response to Petition in accordance with this Interim Order.

36. Subject to other provisions in this Interim Order, no material other than that contained in the Circular need be served on any persons in respect of these proceedings.

37. If the Final Application is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Order need to be served and provided with notice of the adjourned date.

38. The Petitioners will be entitled, at any time, to apply to vary this Order.

39. Rules 8-1 and 16-1(8) - (12) will not apply to any further applications in respect of this proceeding, including the Final Application and any application to vary this Interim Order.

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40. The Petitioners will, and hereby do, have liberty to apply for such further orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Crabtree Law

Signature of Lawyer for the Petitioner,
Vizsla Silver Corp.
Lawyer: **Faraz Ravanbakhsh**

BY THE COURT.

Registrar

CHECKED

SCHEDULE "E"

NOTICE OF HEARING FOR FINAL ORDER

(Please see attached)

No.         S243132

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS

CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

VIZSLA SILVER CORP., ITS SHAREHOLDERS AND

VIZSLA ROYALTIES CORP.

VIZSLA SILVER CORP.

PETITIONER

NOTICE OF HEARING FOR FINAL ORDER

To: The common shareholders ("Vizsla Silver Shareholders") of Vizsla Silver Corp. ("Vizsla Silver")

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, Vizsla Silver, in the Supreme Court of British Columbia (the "Court") for approval of a plan of arrangement (the "Arrangement"), pursuant to the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the "BCBCA");

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on May 15, 2024, the Court has given directions as to the calling of a special meeting of the Vizsla Silver Shareholders, for the purpose of, among other things, considering, and voting upon the special resolution to approve the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to the Vizsla Silver Shareholders, and will be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on June 19, 2024 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the "Final Application");

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to securities issued under the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition ("Response") in the form prescribed by the Supreme Court Civil Rules, together with any affidavits and other material on which that person intends to rely at the hearing of the Final Application, and delivered a copy of the Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on June 17, 2024.

The Petitioner's address for delivery is:

CRABTREE LAW

201-815 Main Street

West Vancouver, BC V7T 2Z3

Attention: Andrew Crabtree /Faraz Ravanbakhsh

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Response" as aforesaid. You may obtain a form of "Response" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

A copy of the said Petition and other documents in the proceeding will be furnished to any Vizsla Silver Shareholder or Vizsla Silver security holder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

DATED: May 15, 2024	"Faraz Ravanbakhsh"
Faraz Ravanbakhsh
Lawyer for Petitioner

SCHEDULE "F"

STATUTORY DISSENT PROVISIONS

Division 2 - Dissent Proceedings

Definitions and application

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(1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent; "payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291

(2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution; (h) n respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and (b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote, (a) a copy of the proposed resolution, and

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or

(3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE "G"

SPINCO FOLLOWING THE ARRANGEMENT

FORWARD LOOKING INFORMATION

This Schedule "G" includes and incorporates statements that are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements include, but are not limited to, statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto; the tax treatment of the Arrangement; the expected operations, financial results and condition of Spinco following the Arrangement; Spinco's future objectives and strategies to achieve those objectives, including the future prospects of Spinco as an independent company; the estimated cash flow, capitalization and adequacy thereof for Spinco following the Arrangement; the expected benefits of the Arrangement to, and resulting treatment of, shareholders of Spinco ("Spinco Shareholders") and holders of options; the anticipated effects of the Arrangement; the future listing of Spinco's securities on a stock exchange; the fair market value of Spinco Shares and Spinco Warrants; the estimated costs of the Arrangement; the satisfaction of the conditions to consummate the Arrangement; completion of financings by Spinco; completion of the Consolidation and timing thereof; as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans", "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management's current beliefs, expectations and assumptions and are based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Schedule "G", Spinco has made certain assumptions with respect to, among other things, the anticipated approval of the Arrangement by Shareholders and the Court; the anticipated receipt of any required regulatory approvals and consents; the expectation that each of Vizsla Silver and Spinco will comply with the terms and conditions of the Arrangement Agreement; the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement; that no unforeseen changes in the legislative and operating framework for Spinco will occur; that Spinco will meet its future objectives and priorities; that Spinco will have access to adequate capital to fund its future projects and plans; and that Spinco's future projects and plans will proceed as anticipated; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates, and competitive intensity.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: conditions precedent or approvals required for the Arrangement not being obtained; the potential benefits of the Arrangement not being realized; the potential value for the New Vizsla Silver Shares, the Spinco Shares and the Spinco Warrants after the Arrangement being less than the trading price of Vizsla Silver Shares immediately prior to the Arrangement; there being no current plan to list Spinco Shares or Spinco Warrants on any stock exchange; there being no established market for the Spinco Shares or Spinco Warrants; neither Spinco Shares nor Spinco Warrants may be "Qualified Investments" as defined in Canadian federal income tax law; the potential inability or unwillingness of current Shareholders to hold New Vizsla Silver Shares, Spinco Shares and/or Spinco Warrants following the Arrangement; Vizsla Silver's ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the reduced diversity of Vizsla Silver and Spinco as separate companies; the costs related to the Arrangement that must be paid even if the Arrangement is not completed; general business and economic uncertainties and adverse market conditions; risks related to Spinco's status as an independent reporting issuer following the Arrangement; and risks related to the achievement of Spinco's business objectives.

For a further description of these and other factors that could cause actual results to differ materially from the forward- looking statements included in or incorporated into this Schedule "G", see the risk factors discussed under the heading "Risk Factors" in this Schedule "G", in the Circular and in Schedule "L", as well as the risk factors included in Vizsla Silver's management's discussion and analysis for the year ended April 30, 2023 and as described from time to time in the reports and disclosure documents filed by Vizsla Silver with the Canadian securities regulatory agencies and commissions. This list is not exhaustive of the factors that may impact Spinco's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Spinco's forward- looking statements. As a result of the foregoing and other factors, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements included in and incorporated into this Schedule "G" are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of the Circular and except as required by applicable law, Vizsla Silver and Spinco undertake no obligation to publicly update or revise any forward- looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by Vizsla Silver or Spinco that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Reference should also be made to the section entitled "Forward-Looking Information" in the Circular.

All capitalized terms not defined herein have the same meanings ascribed to them in the Circular.

CORPORATE STRUCTURE

Spinco is incorporated under the BCBCA. The Company's head office is located at Suite 1723, 595 Burrard Street, Vancouver, British Columbia V7X 1J1, and its registered office is located at Suite 401, 353 Water Street, Vancouver, British Columbia, V6B 1B8.

Spinco is currently a wholly-owned subsidiary of Vizsla Silver. Following the Arrangement and distribution of the New Vizsla Shares, Spinco Shares and Spinco Warrants, Spinco will no longer be a wholly-owned subsidiary of Vizsla Silver. Following the Arrangement, Shareholders of Vizsla Silver are expected to hold approximately 45% of the issued and outstanding Spinco Shares, while Vizsla Silver will retain the remaining approximately 55%. Vizsla Silver is not expected to retain any Spinco Warrants. The overall ownership structure is expected to change upon completion of the Post-Closing Steps and the exercise of any Spinco Warrants.

INTERCORPORATE RELATIONSHIPS

Following the completion of the Arrangement, Spinco will have one wholly-owned subsidiary: the Spinco Canadian Subsidiary, which was incorporated pursuant to the Business Corporations Act (British Columbia). The Spinco Canadian Subsidiary has one wholly-owned subsidiary in Mexico: the Spinco Mexican Subsidiary.

DESCRIPTION OF THE BUSINESS

OVERVIEW

Spinco is a newly incorporated wholly-owned subsidiary of Vizsla Silver. Upon completion of the Arrangement, Spinco will be a royalty company focused on gaining exposure to commodity prices by making strategic investments in mining interests, including royalties, streams debt and equity investments in mining companies. Spinco intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its board and evaluate investment opportunities in the mining industry.

With respect to royalties, streams and similar interests, the Spinco intends to accumulate and manage a portfolio of diversified mining interest that may be acquired directly from mine operators, as well as third party holders of existing royalties, across the spectrum of project stages, from grassroots to production. In evaluating such transactions, Spinco utilizes a disciplined approach to manage its fiscal profile.

Prior to the completion of the Arrangement, Spinco is not a reporting issuer and neither the Spinco Shares nor the Spinco Warrants are listed on any stock exchange. Upon completion of the Arrangement, Spinco expects that it will be a reporting issuer in each of the provinces and territories in Canada. While Spinco has made an application with the TSXV to list the Spinco Shares and Spinco Warrants, there is no guarantee when, or if, such listings will be completed. Such listings will be subject to Spinco fulfilling all of the listing requirements of the TSXV. Until the Spinco Shares and Spinco Warrants are listed on a stock exchange, Spinco Shareholders and Spinco Warrantholders may not be able to sell their Spinco Shares or Spinco Warrants. No assurance can be given as to if, or when, the Spinco Shares or Spinco Warrants will be listed or traded on any such stock exchange, including whether such listing will be completed on or before the date for Spinco's first income tax return.

SPINCO'S STRATEGY

Spinco's strategy is to focus on creating value for stakeholders through the purchase of additional royalties and streams from third parties and investing in resource-focused companies. At present, Spinco is a royalty-focused company with initial assets comprised of the Royalty, the Royalty Buyback Right and the Future Royalty Right. As Spinco executes on its business plan it intends to seek to purchase additional royalties and streams from third parties and make additional investments in resource-focused companies. Spinco intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its board and evaluate investment opportunities in the mining industry.

With respect to royalties, streams and similar interests, Spinco intends to accumulate and manage a portfolio of diversified mining interests that may be acquired directly from mine operators, as well as third party holders of existing royalties, across the spectrum of project stages, from grassroots exploration to production. In evaluating such transactions, Spinco utilizes a disciplined approach to manage its fiscal profile.

Additionally, Spinco may consider opportunities to restructure its royalties or streams where it believes such a restructuring may provide a long-term benefit to Spinco Shareholders, even if such restructuring may reduce near- term revenues or result in Spinco incurring transaction related costs. Spinco may enter into one or more acquisitions, restructurings or other Royalty and Streaming transactions at any time.

ROYALTY

Pursuant to the Royalty Agreements, the Other Concessions are currently subject to a 2% net smelter returns royalty in favour of the Spinco Mexican Subsidiary and the Silverstone Concessions are currently subject to a 0.5% net smelter returns royalty in favour of the Spinco Mexican Subsidiary (collectively, the "Royalty").

The Silverstone Concessions are also subject to a 3% net smelter returns royalty (the "Underlying Royalty"). The Spinco Mexican Subsidiary has the right to buyback one-half of the Underlying Royalty for consideration of US$1,950,000 (the "Royalty Buyback Right").

Following exercise of the Royalty Buyback Right, the Royalty will consist of a 2% net smelter returns royalty on the entire Panuco Project (the Silverstone Concessions and the Other Concessions).

FUTURE ROYALTY RIGHT

The Royalty Right Agreement provides that, if Vizsla Silver or any of its affiliates acquires any a mineral property within a two-kilometer boundary around the Panuco Project, it must give notice to Spinco and offer to grant a net smelter returns royalty on such mineral property to Spinco on terms proposed by Vizsla Silver (the "Future Royalty Right"). Spinco may then elect to accept the terms of such offer.

The Royalty Right Agreement will terminate upon the earlier of (a) the date which is 24 months from the Effective Date, and (b) a change of control of Vizsla Silver or Spinco.

The foregoing discussion of the Royalty Right Agreement is intended to provide a general review and summary only. For details, reference should be made to the Royalty Right Agreement. Shareholders are encouraged to read the Royalty Right Agreement in its entirety. Upon request, Vizsla Silver will promptly provide a copy of the Royalty Right Agreement free of charge to a securityholder of Vizsla Silver.

FIRST LOAN

Vizsla Silver loaned $1,609,312 (the "First Loan") to Spinco prior to the date of this Circular. The proceeds of the First Loan were utilized by Spinco to fund start-up costs including those relating to the Arrangement, and for general business requirements. The First Loan is unsecured, non-interest bearing and due upon completion of the Arrangement in cash or Spinco Shares at the discretion of Spinco.

POST-CLOSING STEPS

Following closing of the Arrangement but prior to the Listing Date, Vizsla Silver and Spinco intend to complete the following steps (the "Post-Closing Steps"):

FIRST LOAN SETTLEMENT

The parties intend to settle the principal amount of the First Loan for an aggregate of 32,186,240 Spinco Shares at a deemed price of $0.05 per pre-Consolidation Spinco Share ($0.50 per post-Consolidation Spinco Share) (the "First Loan Settlement"). Following the First Loan Settlement, Vizsla Silver is expected to hold approximately 62% of the issued and outstanding Spinco Shares.

SECOND LOAN

Vizsla Silver intends to lend an additional $3,500,000 (the "Second Loan") to Spinco. The proceeds of the Second Loan are expected to be utilized by Spinco to exercise the Royalty Buyback Right and pay related transaction fees. The Second Loan is expected to be unsecured, bear interest at 5% per annum and is due in July, 2028. The Second Loan may be repaid by Spinco anytime prior to the maturity date without penalty. The Second Loan will be outstanding on the Listing Date.

ROYALTY BUYBACK RIGHT

As part of the Post-Closing Steps, Spinco intends to exercise the Royalty Buyback Right.

SPINCO FINANCING

Spinco intends to complete a private placement at least 50,000,000 pre-Consolidation Spinco Shares (5,000,000 post- Consolidation Spinco Shares) at a price of $0.06 per pre-Consolidation Spinco Share ($0.60 per post-Consolidation Spinco Share) for aggregate gross proceeds of at least $3,000,000, or on such other terms acceptable to Spinco in order to allow Spinco to satisfy the initial listing requirements of the TSXV (the "Spinco Financing"). Completion of the Spinco Financing is not a condition to completion of the Arrangement.

CONSOLIDATION

As part of the Post-Closing Steps, Spinco intends to complete a consolidation of the Spinco Shares on the basis of one new Spinco Share for every ten old Spinco Shares. Completion of the Consolidation is not a condition to completion of the Arrangement.

PRINCIPAL MARKETS

As described more fully under "Description of the Business - Overview" above, Spinco is a royalty company initially focused on the Royalty. As Spinco executes on its business plan, it intends to seek to purchase additional royalties and streams from third parties and make additional investments in resource-focused companies.

SPECIALIZED SKILLS AND KNOWLEDGE

Many aspects of Spinco's business require specialized skill and knowledge. Such skills and knowledge include the areas of finance, geology, drilling, logistical planning and implementation of exploration programs, accounting and natural resources. Spinco retains executive officers and consultants with experience in finance, mining, metallurgy, geology, exploration and development in Canada, and the United States generally, as well as executive officers and consultants with relevant accounting experience. See "Directors and Executive Officers" for details as to the specific skills and knowledge of Spinco's directors and management.

COMPETITIVE CONDITIONS

Companies operating in the mining industry must manage risks, which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

The business of Spinco is highly competitive in all phases, with many companies engaged in the acquisition of royalties, streams and similar interest. As a result of this competition, there can be no assurance that Spinco will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interest. Spinco also competes with other mining companies for investment capital with which to fund such investments and for the recruitment and retention of qualified employees. See "Risk Factors".

BUSINESS CYCLES

Spinco's business is not cyclical and can be conducted year-round.

ECONOMIC DEPENDENCE

Spinco will be dependent to a large extent on the financial viability of the properties underlying the royalties, streams and similar interest that are or may be held by Spinco. On February 22, 2022 and February 25, 2022, the Vizsla Silver Mexican Subsidiary entered into the Royalty Agreements with the Spinco Mexican Subsidiary.

Under the terms of the Royalty Agreements, the Vizsla Silver Mexican Subsidiary may pay the Royalty to the Spinco Mexican Subsidiary.

ENVIRONMENTAL PROTECTION

All phases of the properties underlying the royalties, streams or similar interests that are or may be held by Spinco are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees.

EMPLOYEES

On the Effective Date, Spinco does not expect to have any employees. Spinco expects to have three consultants.

FOREIGN OPERATIONS

Spinco will be dependent to a large extent on the viability of the properties underlying the royalties, streams and similar interest that are or may be held by Spinco. Currently, Spinco's business is dependent on the success of the Panuco Project. The Panuco Project is located in Sinaloa, Mexico. As such, Spinco's operations may be affected by local political and economic developments, including expropriation, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

HISTORY

On October 13, 2023, Vizsla Silver incorporated Spinco as a wholly-owned subsidiary.

 On February 22, 2022 and February 25, 2022, the Vizsla Silver Mexican Subsidiary and the Spinco Mexican Subsidiary entered into the Royalty Agreements.

On March 27, 2024 Spinco entered into the Arrangement Agreement between Spinco and Vizsla Silver, whereby Vizsla Silver will be reorganized into two companies by way of the Plan of Arrangement under the BCBCA.

On May 8, 2024, Spinco entered into the Royalty Right Agreement with Vizsla Silver.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

AVAILABLE FUNDS

The following table shows the foreseeable available funds to the Spinco, based on currently available information:

Item	Funds
Working capital of Spinco upon completion of the Arrangement	($1,400,000)
Net proceeds of the subscription by Vizsla Silver for Spinco Warrants(1)	$80,000
Net proceeds of the Second Loan	$3,500,000
Net proceeds of the Spinco Financing(2)	$2,700,000
Total	$4,880,000

Notes:

(1) Prior to completion of the Arrangement, Vizsla Silver will subscribe for a number of Spinco Warrants equal to the Number of Spinout Warrants for the purposes of distributing such Spinco Warrants to Shareholders. Assuming, for illustrative purposes, that the Number of Spinout Warrants will be 80,000,000.

(2) Assuming gross proceeds of the Spinco Financing are $3,000,000. Spinco expects to pay up to 10% in fees and commissions in respect of the Spinco Financing.

PRINCIPAL PURPOSES

The following table summarizes the expenditures anticipated by Spinco required to achieve its business objectives during the 12 months following completion of the Arrangement:

Item	Purpose
Exercise of the Royalty Buyback Right	$2,700,000
Evaluation and acquisition of potential royalty interests(1)	$450,000
Estimated general and administrative costs for 12 months(2)	$822,000
Unallocated working capital	$908,000
Total	$4,880,000

Notes:

(1) Spinco will augment its royalty portfolio with selective royalty acquisition. Spinco principals and advisors will leverage their geological expertise to identify and evaluate emerging opportunities.

(2) General and administrative costs are estimated as follows: management and director fees $410,000, professional fees $298,000, office and administrative $114,000.

Spinco intends to spend the funds available to it as stated in the table above and intends to arrange for future financing(s) when additional funds are required. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for Spinco to achieve its objectives or to pursue other opportunities that management believes are in the interests of Spinco. See "Risk Factors - Risks Relating to Spinco's Business" in this Schedule "G".

Additional information regarding the expenses incurred by Spinco since incorporation can be found in the consolidated financial statements of Spinco attached as Schedule "I" to this Circular.

BUSINESS OBJECTIVES AND MILESTONES

At present, Spinco is a royalty company focused on gaining exposure to commodity prices by making strategic investments in mining interests, including royalties, streams debt and equity investments in mining companies. Spinco's goal is to increase shareholder value by accumulating a diverse portfolio of precious and base metal royalties as well as making equity investments with attractive returns.

With the funds available to it as described above under the heading "Available Funds", Spinco intends to manage its current portfolio; evaluate additional potential royalty, stream or equity investment; and acquire interests in additional mineral assets at various stages of development.

DIVIDENDS OR DISTRIBUTIONS

Spinco has not paid any dividends since its incorporation and does not currently have a policy with respect to the payment of dividends. For the immediate future Spinco does not envisage any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on the earnings, if any, and Spinco's financial condition and such other factors as the Spinco Board considers appropriate. See "Risk Factors - Risks Relating to Spinco's Business" in this Schedule "G".

SUMMARY OF FINANCIAL INFORMATION

FINANCIAL STATEMENTS

CAUTIONARY NOTE

The summary financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the date or for the periods noted above, nor do they purport to project the results of operations or financial position for any future period or as of any future date.

FINANCIAL STATEMENTS FOR SPINCO

Included as Schedule "I" to this Circular are the consolidated financial statements of Spinco consisting of: (A) a statement of comprehensive income, a statement of changes in equity and a statement of cash flows; (B) a statement of financial position as at the end of the financial period; and (C) the notes thereto, for the nine months ended January 31, 2024 and 2023, as well as the year ended April 30, 2023 and 2022.

Included as Schedule "J" to this Circular are the pro forma financial statements of Royalty Corp consisting of: (A) pro forma statement of financial position as at the date of Spinco's most recent statement of financial position, that gives effect to the Arrangement as if it had taken place on such date; (B) Spinco's pro forma income statement, that gives effect to the Arrangement as if it had taken place at the beginning of its financial year; and (C) Spinco's pro forma earnings per share based on the pro forma financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Spinco's MD&A for the nine months ended January 31, 2024 and 2023, as well as the year ended April 30, 2023 and 2022 are attached as Schedule "I" to this Circular. The attached MD&A should be read in conjunction with the consolidated financial statements of Spinco consisting of: (A) a statement of comprehensive income, a statement of changes in equity and a statement of cash flows; (B) a statement of financial position as at the end of the financial period; and (C) the notes thereto, for the nine months ended January 31, 2024 and 2023, as well as the year ended April 30, 2023 and 2022, attached as Schedules "I", to this Circular.

DESCRIPTION OF SHARE CAPITAL

AUTHORIZED CAPITAL

Spinco is authorized to issue an unlimited number of common shares with no par value. As at the date of this Circular, one Spinco Share was issued and outstanding. The sole Spinco Share issued and outstanding is held by Vizsla Silver. Prior to the Effective Date, Spinco is expected to complete a share split such that the outstanding number of Spinco Shares after such split will be equal to such number of shares required to allow Vizsla Silver to distribute 1/3 of a Spinco Share for each Vizsla Share held by Shareholders, with Vizsla Silver retaining certain Spinco Shares.

SPINCO SHARES

Spinco Shareholders are entitled to receive notice of and to attend and vote at all meetings of the Spinco Shareholders and each of the Spinco Shares confers the right to one vote in person or by proxy at all meeting of Spinco Shareholders. Spinco Shareholders are entitled to receive such dividends in any financial year as the Spinco Board and Spinco Shareholders may by resolution determine. The capital and assets of Spinco on a winding-up or other return of capital will be applied in repaying to Spinco Shareholders the amounts paid up or credited as paid up on their Spinco Shares and subject thereto will belong to and be distributed accordingly to the number of such Spinco Shares held by them respectively. The Spinco Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. When fully paid, the Spinco Shares will not be liable to further call or assessment.

As of the date of this Circular, there is one Spinco Share outstanding. Prior to completion of the Arrangement, Spinco will subdivide the one issued and outstanding Spinco Share into a number of Spinco Shares equal to the Number of Spinout Shares plus the Number of Retained Shares.

SPINCO WARRANTS

As of the date of this Circular, there are no Spinco Warrants outstanding. Prior to completion of the Arrangement, Vizsla Silver will subscribe for a number of Spinco Warrants equal to the Number of Spinout Warrants for the purposes of distributing such Spinco Warrants to Shareholders.

SPINCO OPTIONS

As of the date of this Circular, there are no Spinco Options outstanding. Pursuant to the Plan of Arrangement, each Vizsla Silver Option then outstanding to acquire one Vizsla Silver Share will be transferred and exchanged for:

1. one Vizsla Silver Replacement Option to acquire one New Vizsla Silver Share having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value of a New Vizsla Silver Share at the Effective Time divided by the total of the fair market value of a New Vizsla Silver Share and the fair market value of 1/3 of a Spinco Share at the Effective Time; and

2. one Spinco Option to acquire 1/3 of a Spinco Share, each whole Spinco Option having an exercise price equal to the product of the original exercise price of the Vizsla Silver Option multiplied by the fair market value of 1/3 of a Spinco Share at the Effective Time divided by the total of the fair market value of one New Vizsla Silver Share and 1/3 of a Spinco Share at the Effective Time,

provided that the aforesaid exercise prices will be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Vizsla Silver Replacement Option and the Spinco Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Vizsla Silver Option so exchanged. The Board will define the fair market value of the Spinco Shares, acting in good faith, prior to the Effective Date. The Board's determination of fair market value will be calculated by taking into account the assets and liabilities of Spinco. The valuation of the Royalty will be based on the midpoint of the valuations of comparable royalty transactions. The Board has received a valuation to support its determination of fair market value.

Accordingly, upon completion of the Arrangement, Spinco expects that Spinco Options to purchase an aggregate of 6,267,907 Spinco Shares will be outstanding. Spinco may issue additional Spinco Options prior to the Listing Date.

The Spinco Board will adopt the Spinco Option Plan. Shareholders are being asked to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution to approve the Spinco Option Plan. The purpose of the Spinco Option Plan is to attract, retain and motivate Spinco Service Providers to align the interests of such persons with those of shareholders of Spinco through the incentive inherent in share ownership and by providing them an opportunity to participate in Spinco's future performance through awards of options and bonus shares. Spinco believes the Spinco Option Plan will increase its ability to attract skilled individuals by providing them with the opportunity, through the exercise of stock options to benefit from the anticipated growth of Spinco. The Spinco Board has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which Spinco Shares may be purchased, subject to the terms and conditions set forth in the Spinco Option Plan.

SPINCO OPTION PLAN

The following is a summary of certain material terms of the Spinco Option Plan and is qualified in its entirety by the full text of the Spinco Option Plan, a copy of which is attached as Schedule "I" in this Circular. All Spinco Options granted pursuant to the Plan of Arrangement will be governed by the terms set forth in the Spinco Option Plan.

The Spinco Option Plan is administered by the Spinco Board. The Spinco Option Plan is a 10% "rolling plan". Spinco Options granted under the Spinco Option Plan are not exercisable for a period longer than ten years and the exercise price must be paid in full upon exercise of each Vizsla Silver Option.

The following is a summary of the material terms of the Spinco Option Plan:

(a) a Spinco Option granted under the Spinco Option Plan will have an expiry date not to exceed ten years from the date of grant;

(b) any Spinco Option granted that expires or terminates for any reason without having been exercised will again be available under the Spinco Option Plan;

(c) the maximum number of Spinco Options which may be granted to any one holder under the Spinco Option Plan within any 12 month period will be 5% of the outstanding shares, unless Spinco obtains disinterested shareholder approval;

(d) the maximum number of Spinco Options which may be granted to insiders within any 12 month period must not exceed 10% of the outstanding shares (including any Spinco Options which are granted and exercised within that 12 month period), unless Spinco obtains disinterested shareholder approval;

(e) Spinco Options will vest as required by the TSXV and as may be determined by the administrator of the Spinco Option Plan, or in the absence of such body, the Spinco Board;

(f) the minimum exercise price of any Spinco Option issued under the Spinco Option Plan may not be less than the closing trading price of Spinco's shares on the day immediately preceding the grant date, subject to any discount allowed by the policies of the TSXV;

(g) for stock options held by executives who cease to hold such position other than by reason of death or disability, the expiry date will be the 30th day following the date the holder ceases to hold such position, unless otherwise determined by the Spinco Board and in any event such date not to exceed one year. If the holder ceases to hold such position as a result of (i) ceasing to meet the corporate law qualifications of the position previously held, (ii) having been removed by such position by a special resolution of shareholders, or (iii) a regulatory authority order, the stock option held by such executive will expire on the date such holder ceases to hold such position;

(h) Spinco cannot grant Spinco Options to any one consultant in any 12 month period which could, when exercised, result in the issuance of shares exceeding 2% of the issued and outstanding common shares of Spinco;

(i) Spinco cannot grant Spinco Option in any 12 month period to persons employed or engaged by Spinco to perform investor relations activities which could, when exercised, result in the issuance of common shares exceeding, in aggregate, 2% of the issued and outstanding shares of Spinco and stock options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the stock options vested in any three month period;

(j) in connection with the exercise of a Spinco Option, as a condition to such exercise Spinco may require the optionee to pay to Spinco an amount as necessary so as to ensure that Spinco is in compliance with the applicable provisions of any federal, provincial or local laws relating to the withholding of tax or other required deductions relating to the exercise of such stock option; and

(k) subject to the approval of the TSXV, in the case of a change of control the Spinco Board may, without the consent of option holders cause all or a portion of any of stock options to terminate or be exchanged for stock options of another corporation upon the occurrence of a change of control in such ratio and at such exercise price as the Spinco Board deems appropriate, acting reasonably; and

(l) in lieu of exercising a Royalties Option to receive common shares, the Spinco Board may permit participants to elect to undertake a "cashless exercise" or a "net exercise" in respect of Royalties Options.

As of the date of this Circular, Spinco has no Spinco Options outstanding under the Spinco Option Plan. Assuming no Vizsla Silver Options are exercised between the date of this Circular and the Effective Date, it is expected that 6,267,907 Spinco Options will be outstanding under the Spinco Option Plan, pursuant to the Arrangement. Spinco may issue additional Spinco Options prior to the Listing Date.

The Spinco Option Plan is a rolling stock option plan which sets the number of Spinco Options available for grant at an amount equal to 10% of Spinco's issued and outstanding common shares from time to time.

In connection with the Arrangement, Shareholders are being asked to consider, and if thought fit, pass the Spinco Option Plan Resolution to approve the Spinco Option Plan.

VIZSLA SILVER RIGHTS PLAN

Following the Effective Time, the Vizsla Silver Rights Plan will not apply to Spinco or to the Spinco Shares. Spinco currently has no plans to adopt a shareholder rights plan following the Arrangement.

NO STOCK EXCHANGE LISTING

While Spinco has made an application with the TSXV to list the Spinco Shares and Spinco Warrants, there is no guarantee when, or if, such listings will be completed. Such listings will be subject to Spinco fulfilling all of the listing requirements of the TSXV.

As at the date of the Circular, there is no market through which the Spinco Shares or Spinco Warrants to be distributed pursuant to the Arrangement may be sold and Shareholders may not be able to resell the Spinco Shares or Spinco Warrants to be distributed to them pursuant to the Arrangement. This may affect the pricing of the Spinco Shares and Spinco Warrants in the secondary market and the liquidity of the Spinco Shares and Spinco Warrants. See "Risk Factors".

CONSOLIDATED CAPITALIZATION

The following table sets forth Spinco's capitalization as at the date of this Circular. The following table should be read in conjunction with the financial statements of Spinco, including the notes thereto, contained elsewhere in this Circular.

Capital	Authorized	Amount Outstanding On Incorporation	Amount Outstanding as at Date of Circular	Amount Expected to be Outstanding on Completion of Arrangement
Spinco Shares	Unlimited	1	1	180,000,000(1)
Spinco Warrants	N/A	Nil	Nil	80,000,000(2)
Spinco Options	N/A	Nil	Nil(2)	6,267,907
Short Term Debt	N/A	Nil	$1,609,312	$1,609,312(3)

Notes:

(1) Assuming, for illustrative purposes, that the Number of Spinout Shares will be 80,000,000 and the Number of Retained Shares will be 100,000,000.

(2) Assuming, for illustrative purposes, that the Number of Spinout Warrants will be 80,000,000.

(3) The First Loan Amount is expected to be settled into Spinco Shares pursuant to the Post-Closing Steps. See "Schedule G - Spinco Following the Arrangement - Loans".

Prior to taking into account the Consolidation, the pro forma fully-diluted share capital of Spinco, upon completion of the Arrangement and the exercise of all options and warrants to acquire Spinco Shares (but not taking into account the Spinco Shares issuable pursuant to the Post-Closing Steps or the exercise of Spinco Warrants) is set out below:

Designation of Spinco Security	Number of Spinco Shares	Percentage

Spinco Shares retained by Vizsla Silver	100,000,000(1)	36.84%
Spinco Shares issued to Shareholders in accordance with the Arrangement	80,000,000(2)	29.48%
Spinco Shares issuable pursuant to the exercise of Spinco Options	6,267,907(5)	2.31%
Spinco Shares issuable pursuant to the exercise of Spinco Warrants	80,000,000(3)	29.48%

Designation of Spinco Security	Number of Spinco Shares	Percentage

Spinco Shares issuable pursuant to the exercise ofVizsla Silver Warrants	5,145,721(4)	1.90%
Total	271,413,628	100%

Notes:

(1) Assuming, for illustrative purposes, that the Number of Retained Shares will be 100,000,000.

(2) Assuming, for illustrative purposes, that the Number of Spinout Shares will be 80,000,000.

(3) Assuming, for illustrative purposes, that the Number of Spinout Warrants will be 80,000,000.

(4) Based on 15,437,163 Vizsla Silver Warrants outstanding as at the date of this Circular.

(5) Based on 18,803,722 Vizsla Silver Options outstanding as at the date of this Circular.

OPTIONS TO PURCHASE SECURITIES

For a description of the Spinco options, see "Spinco Options" and "Spinco Option Plan" above.

The following table sets out information regarding the outstanding Spinco Options that will be exercisable for Spinco Shares pursuant to the Arrangement.

Position of Optionee	Spinco Shares under Option	Exercise Price(1)	Market Value of Spinco Shares underlying the Spinco Option at the Date of Grant(2)	Expiration Date
Executive officers and past executive officers of Spinco as a group (4 individuals)	1,979,241	N/A	N/A	Between December 30, 2024 and May 19, 2028
Directors and past directors of Spinco who are not also executive officers, as a group (3 individuals)	461,667	N/A	N/A	Between June 12, 2024 and February 26, 2029
All other employees and past employees of Spinco as a group	Nil	N/A	N/A	N/A
All consultants of Spinco as a group	3,827,000	N/A	N/A	Between June 12, 2024 and February 26, 2029
Total:	6,267,907	N/A	N/A	Between June 12, 2024 and February 26, 2029

Notes:

(1) The exercise price will not be determined until the Effective Date.

(2) As the Spinco Shares are not listed on any stock exchange, the market value of the Spinco Shares underlying the Spinco Options on the date of grant is not readily available.

PRIOR SALES

As of the date of this Circular, Spinco has not issued any Spinco Shares other than the one Spinco Share held by Vizsla Silver. Prior to the Effective Date, Spinco is expected to complete a share split such that the outstanding number of Spinco Shares after such split will be equal to such number of shares required to allow Vizsla Silver to distribute 1/3 of a Spinco Share for each Vizsla Share held by Shareholders, with Vizsla Silver retaining certain Spinco Shares.

Spinco Financing

In order to obtain a listing of the Spinco Shares and Spinco Warrants on the TSXV, Spinco must have sufficient cash resources to complete its business objectives, as well as for working capital. Spinco intends to complete the Spinco Financing for gross proceeds of at least $3,000,000, or such other amount as the Spinco Board may determine, on terms acceptable to Spinco in order to allow Spinco to satisfy the initial listing requirements of the TSXV.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO

CONTRACTUAL RESTRICTION ON TRANSFERS

To the knowledge of Spinco, as of the date of the Circular no securities of any class of securities of Spinco are held in escrow or subject to contractual restrictions on transfer or are anticipated to be held in escrow or subject to contractual restrictions on transfer following the completion of the Arrangement.

In connection with the proposed listing of the Spinco Shares and Spinco warrants on the TSXV, the TSXV may require that any securities held by certain shareholders of Spinco, such as the proposed directors, officers and other Insiders (as such term is defined in the policies of the TSXV) be subject to escrow.

PRINCIPAL SHAREHOLDERS

To the knowledge of management of Vizsla Silver and Spinco, no person, firm or company will beneficially own, control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Spinco immediately following the Effective Time other than Vizsla Silver, which is expected to hold approximately 55% of the issued and outstanding Spinco Shares (prior to completion of the Post- Closing Steps and the exercise of any Spinco Warrants).

DIRECTORS AND EXECUTIVE OFFICERS

The names, municipality of residence and positions with Spinco of the individuals who will serve as the directors and executive officers of Spinco after giving effect to the Arrangement are set out below.

Name, Age, Position(4) and Municipality of Residence	Principal Occupation and Experience During Last Five Years	Date Appointed(1)	Number of Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Mike Pettingell Chief Executive Officer Age: 41 British Columbia, Canada	Senior Vice-President, Business Development and Strategy of Vizsla Silver Corp.	April 25, 2024	20,649 Spinco Shares 335,000 Spinco Options
Grant Tanaka Chief Financial Officer Age: 47 British Columbia, Canada	Chief Financial Officer of Vizsla Copper Corp.	April 25, 2024	2,167 Spinco Shares 8,333 Spinco Options
Jen Hanson Corporate Secretary Age: 49 British Columbia, Canada	President, JC Hanson Corporate Services Inc. (corporate services firm), through which she acts as Corporate Secretary for Vizsla Silver, Outback Goldfields, Tarachi Gold Corp., Vizsla Copper Corp., Targa Exploration Corp. and other public and private companies.	April 25, 2024	27,343 Spinco Shares 111,574 Spinco Options
Michael Konnert Director and Executive Chairman Age: 36 British Columbia, Canada	Chief Executive Officer of Vizsla Silver Corp. and Managing Partner of Inventa Capital Corp.	April 25, 2024	800,917 Spinco Shares 1,524,333 Spinco Options

Name, Age, Position(4) and Municipality of Residence	Principal Occupation and Experience During Last Five Years	Date Appointed(1)	Number of Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Simon Cmrlec[3] Director Age: 50 British Columbia, Canada	Chief Operating Officer of Vizsla Silver Corp. Previously Chief Operating Officer at Ausenco Limited.	April 25, 2024	378,567 Spinco Shares 375,000 Spinco Options
Karlene Collier[3] Director Age: 37 British Columbia, Canada	VP Operations of Inventa Capital Corp.	April 25, 2024	86,667 Spinco Options
Keith Bodnarchuk[3] Director Age: 37 British Columbia, Canada	President and Chief Executive Officer of Cosa Resources Corp.	April 25, 2024	2,333 Spinco Shares

Notes:

(1) All of the directors' appointments expire at the next annual meeting of Spinco Shareholders.

(2) Upon completion of the Arrangement, based on such individual's current ownership of Vizsla Silver Shares.

(3) Member of the Audit Committee.

As of the date of this Circular, our directors do not beneficially own, control or direct, directly or indirectly own any Spinco Shares. Following completion of the Arrangement, our directors and executive officers, as a group, will beneficially own, control or direct, directly or indirectly, 1,215,309 Spinco Shares representing approximately 0.68% of the issued and outstanding Spinco Shares, and will hold options to acquire an additional 2,440,907 Spinco Shares and will hold Vizsla Silver Warrants to acquire an additional 1,667 Spinco Shares representing approximately 2.03% of the Spinco Shares on a fully-diluted basis.

The directors of Spinco will thereafter be elected by the shareholders of Spinco at each annual meeting of shareholders and will hold office until the next annual meeting of Spinco, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles of Spinco; or (ii) he or she becomes disqualified to act as a director.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as otherwise disclosed, to the knowledge of Spinco, no director or executive officer:

(a) is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including Vizsla Silver or Spinco) that:

(i) was the subject, while the director or executive officer was acting in the capacity as director, CEO or CFO of such company, of a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, CEO or CFO but which resulted from an event that occurred while the director or executive officer was acting in the capacity as director, CEO or CFO of such company; or

Except as otherwise disclosed, to the knowledge of Spinco, no director or executive officer or a shareholder holding a sufficient number of securities of Spinco to affect materially the control of Spinco:

(a) is, as at the date of this Circular, or has been within ten years before the date of the Circular, a director or executive officer of any company (including Vizsla Silver or Spinco) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director executive officer or shareholder; or

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a director.

CONFLICTS OF INTEREST

The directors of Spinco are required by law to act honestly and in good faith and in what the director believes to be the best interests of the company. The articles of Spinco provide that a director will forthwith after becoming aware that he or she is interested in a transaction entered into or to be entered into by the company, disclose the interest to all of the directors. If a conflict of interest arises at a meeting of the board of directors of Spinco, any director in a conflict will disclose his or her interest and abstain from voting on such matter.

Except as disclosed in this Circular, to the best of Spinco's knowledge, there are no known existing or potential conflicts of interest among Spinco and its promoters, directors, expected officers or other members of management as a result of their outside business interests except that certain of the directors, expected officers, promoters and other members of management serve as directors, officers, promoters and members of management of Vizsla Silver and other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

At this time, no compensation has been paid to any of the directors or expected officers of Spinco. Compensation arrangements for executive officers may also include compensation in the form of bonuses and benefits arising from the grant of Spinco Options.

Following completion of the Arrangement, it is anticipated that Spinco will adopt a compensation structure for its executive officers that is appropriate for its size and the nature of its operations, while also providing an incentive for growth. Spinco expects that the initial compensation structure will reflect its intention to keep general and administrative costs low and as a cash-preserving measure, Spinco may emphasize compensation through Spinco Options. Depending on the future development of Spinco and other factors that may be considered relevant by the Spinco Board from time to time, it may be determined in the future to emphasize increased base salaries and rely to a lesser extent on share options or other incentives.

Spinco has not established an annual retainer fee or meeting attendance fee for directors. However, Spinco expects to establish directors' fees in the future and each director will be entitled to participate in any security-based compensation arrangement or other plan adopted by Spinco, from time to time, with the approval of the Spinco Board.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

Spinco has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer ("NEO") at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of Spinco or its subsidiaries or a change in responsibilities of the NEO following a change in control.

Other than as set out above, there are no termination clauses or change of control benefits in employment agreements, or any other contract, agreement, plan or arrangement with named executive officers.

OPTION-BASED AWARDS

The Spinco Option Plan will be administered by the Spinco Board, which will designate, in each year, the recipients of options and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. The options and shares available to be issued under the Spinco Option Plan will be used to retain and motivate Spinco Service Providers. See "Spinco Options" and "Spinco Option Plan".

Spinco will issue one Spinco Option to acquire 1/3 of a Spinco Share for every Vizsla Silver Option outstanding on the Effective Date as a result of the Arrangement, which Spinco Options will be governed by the Spinco Option Plan.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

No individual who is a director or executive officer of Spinco, or an associate or affiliate of such an individual, is, or has been since Spinco's incorporation, indebted to Spinco. The Spinco Board will periodically review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees ("NI 52-110") of the Canadian Securities Administrators requires that Spinco's Audit Committee ("Audit Committee") meet certain requirements. It also requires Spinco to disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

OVERVIEW

The Audit Committee is responsible for monitoring Spinco's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of Spinco's external auditors. The committee is also responsible for reviewing Spinco's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the Board.

THE AUDIT COMMITTEE'S CHARTER

It is anticipated that the Spinco Board will adopt an audit committee charter (the "Charter"), substantially in the form attached as Schedule "H" mandating the role of the Audit Committee in supporting the Spinco Board in meeting its responsibilities to Spinco Shareholders.

COMPOSITION OF THE AUDIT COMMITTEE

The members of the Audit Committee will be elected by the Spinco Board at its first meeting following the Meeting. Unless a Chair is appointed by the Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

The following table sets out the names of the Spinco Board nominees expected to become members of the Audit Committee and whether they are "independent" and "financially literate".

Name of Member	Independent(1)	Financially Literate(1)
Simon Cmrlec	No	Yes
Keith Bodnarchuk	Yes	Yes
Karlene Collier	Yes	Yes

Note:

(1) As defined in NI 52-110.

RELEVANT EDUCATION AND EXPERIENCE

The following summarizes the education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

(a) an understanding of the accounting principles used by Spinco to prepare its financial statements;

(b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Spinco's financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d) an understanding of internal controls and procedures for financial reporting.

Karlene Collier - Ms. Collier is a current director of Vizsla Copper Corp., TinOne Resources Inc. and Baltic I Acquisition Corp. Based on her business experience, Ms. Collier is financially literate.

Simon Cmrlec - Mr. Cmrlec serves as Chief Operating Officer at Vizsla Silver Corp. He is responsible for leading teams all over the world. Mr. Cmrlec has previously been involved with project management, designing, constructing and commissioning different mining projects. Based on his business experience, Mr. Cmrlec is financially literate.

Keith Bodnarchuk - Mr. Bodnarchuk is a Professional Geologist with a Master's degree in Business Administration. With over 15 years of experience in exploration/mining and capital markets, he is currently the President and Chief Executive Officer of Cosa Resources Corp. He most recently led strategy and corporate development for IsoEnergy Limited in Vancouver, British Columbia. Prior to this, he served as Project Geologist at Denison Mines, with a focus on North American and African projects. Mr. Bodnarchuk has been the Corporate Development Manager of Vizsla Copper Corp. since September 2021. Based on his business experience and education, Mr. Bodnarchuk is financially literate.

PRE-APPROVAL POLICIES AND PROCEDURES

The Spinco Board anticipates adopting the Charter, substantially in the form attached as Schedule "H" of this Circular, which contains policies and procedures for the engagement of nonaudit services. The Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to Spinco by the external auditors subject to any exceptions provided in NI 52-110.

EXTERNAL AUDITORS SERVICE FEES (BY CATEGORY)

Spinco has not paid any fees to MNP LLP in respect of audit fees, audit-related fees, tax fees or other fees for in each of the last two fiscal years and any such fees incurred to date will be paid by Vizsla Silver.

EXEMPTION IN SECTION 6.1 OF NI 52-110

Spinco is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

CORPORATE GOVERNANCE

National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all reporting issuers. The guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Spinco Board considers that some of the guidelines in NP 58- 201 are not suitable for Spinco at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 - Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.

BOARD OF DIRECTORS

The Spinco Board will facilitate its exercise of independent supervision over Spinco's management through regular meetings of the Spinco Board held to obtain an update on significant corporate activities and plans, both with and without members of Spinco's management being in attendance.

The Spinco Board has determined that two of its directors, namely Karlene Collier and Keith Bodnarchuk are independent based upon the tests for independence set forth in NI 52-110. Michael Konnert and Simon Cmrlec are not considered independent based upon the test for independence set forth in NI 52-110, as Mr. Konnert is the Chief Executive Officer of Vizsla Silver and Mr. Cmrlec is the Chief Operating Officer of Vizsla Silver.

DIRECTORSHIPS

Certain of our directors are presently directors of other reporting issuers (or equivalent) in Canada or a foreign jurisdiction, as set out below:

Director	Name of Issuer	Exchange Listed
Michael Konnert	Summa Silver Corp. Vizsla Silver Corp. Vizsla Copper Corp.	TSXV TSXV, NYSE TSXV
Simon Cmrlec	Vizsla Silver Corp. Vizsla Copper Corp.	TSXV, NYSE TSXV
Karlene Collier	TinOne Resources Inc. Baltic I Acquisition Corp. Targa Exploration Corp. Vizsla Copper Corp.	TSXV TSXV CSE TSXV
Keith Bodnarchuk	Cosa Resources Corp.	TSXV

ORIENTATION AND CONTINUING EDUCATION

Spinco has not yet developed a formal orientation and training program for directors. If and when new directors are added, they will be provided with:

(a) information respecting the functioning of the Board, committees and copies of Spinco's corporate governance policies;

(b) access to recent, publicly filed documents of Spinco, technical reports and Spinco's internal financial information;

(c) access to management and technical experts and consultants; and

(d) a summary of significant corporate and securities responsibilities.

Spinco Board members will be encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management's assistance, and to attend related industry seminars. Spinco Board members will have full access to Spinco's records.

ETHICAL BUSINESS CONDUCT

The Spinco Board has responsibility for the stewardship of Spinco, including responsibility for strategic planning, identification of the principal risks of Spinco's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management) and the integrity of the Spinco's internal control and management information systems. To facilitate meeting this responsibility, the Spinco Board seeks to foster a culture of ethical conduct by striving to ensure that Spinco carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Spinco Board:

(a) will adopt a written Code of Conduct for its directors, officers, employees and consultants. A copy of which will be posted under its profile on SEDAR+;

(b) encourages management to consult with legal and financial advisors to ensure that Spinco is meeting those requirements;

(c) is cognizant of Spinco's timely disclosure obligations upon becoming a reporting issuer under Canadian securities laws and will review material disclosure documents such as financial statements, MD&A and press releases prior to their distribution;

(d) will rely on its Audit Committee to annually review the systems of internal financial control and discuss such matters with Spinco's external auditor; and

(e) will actively monitor Spinco's compliance with the Spinco Board's directives and ensure that all material transactions are thoroughly reviewed and authorized by the Spinco Board before being undertaken by management.

NOMINATION OF DIRECTORS

Spinco does not have a stand-alone nomination committee. The full Spinco Board will have responsibility for identifying potential Spinco Board candidates. The Spinco Board will assess potential Spinco Board candidates to fill perceived needs on the Spinco Board for required skills, expertise, independence and other factors. Members of the Spinco Board and representatives of the mining industry will be consulted for possible candidates.

COMPENSATION

The full Board of Directors of Spinco has the responsibility for determining compensation for the directors and senior management.

To determine future compensation payable, the Spinco Board will review compensation paid to directors and CEOs of companies of similar size and stage of development in the mining/royalty industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of Spinco. In setting the compensation, the Spinco Board will annually review the performance of the CEO, in light of Spinco's objectives, and consider other factors that may have impacted the success of Spinco in achieving its objectives.

As previously discussed in this Circular, Spinco has no current arrangements, standard or otherwise, pursuant to which directors are compensated by Spinco for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert.

BOARD COMMITTEES

The Company has one committee at present, being the Audit Committee.

The Audit Committee is comprised of three of Spinco's directors: Karlene Collier, Keith Bodnarchuk and Simon Cmrlec.

As the directors are expected to be actively involved in the operations of Spinco and the size of Spinco's operations does not warrant a larger board of directors, the Spinco Board has determined that additional standing committees are not necessary at this stage of Spinco's development.

ASSESSMENTS

The Spinco Board does not consider that formal assessments would be useful at this stage of Spinco's development. The Spinco Board will conduct informal annual assessments of the Spinco Board's effectiveness, the individual directors and each of its committees. To assist in its review, the Spinco Board expects to conduct informal surveys of its directors.

RISK FACTORS

Below are certain risk factors relating to Spinco that Shareholders should carefully consider in connection with and following the Arrangement. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information that appears elsewhere in the Circular. Additional risk factors relating to Spinco and its shareholders in connection with the Arrangement are set out in the Circular under the heading entitled "Risk Factors".

SPINCO SHARES WILL NOT BE LISTED ON ANY STOCK EXCHANGE

While Spinco has made an application with the TSXV to list the Spinco Shares and Spinco Warrants, there is no guarantee when, or if, such listings will be completed. Such listings will be subject to Spinco fulfilling all of the listing requirements of the TSXV. Until the Spinco Shares and Spinco Warrants are listed on a stock exchange, Spinco Shareholders and Spinco Warrantholders, as applicable, may not be able to sell their Spinco Shares or Spinco Warrants. This may affect the pricing of the Spinco Shares and Spinco Warrants in the secondary market and the liquidity of the Spinco Shares and Spinco Warrants. Spinco Shareholders and Spinco Warrantholders are advised to consult their legal advisors with respect to trading of the Spinco Shares and Spinco Warrants. Even if a listing is obtained, the holding of Spinco Shares and Spinco Warrants will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

SPINCO SHARES MAY NOT BE "QUALIFIED INVESTMENTS"

The Spinco Shares and Spinco Warrants distributed to Vizsla Silver Shareholders pursuant to the Arrangement will not qualify as "qualified investments" under the Tax Act for Registered Plans or a DPSP unless (i) on or before its filing due date for its first taxation year, the Spinco Shares are listed on a "designated stock exchange" as defined in the Tax Act (or Spinco otherwise satisfies the conditions to be a "public corporation" for purposes of the Tax Act), and Spinco validly elects to be a "public corporation" for purposes of the Tax Act from the commencement of its first taxation year, and (ii) in case of the Spinco Warrants, neither Spinco, nor any person with whom Spinco does not deal at arm's length, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of a particular Registered Plan or a DPSP. No assurance can be given as to whether Spinco will qualify as a "public corporation".

Where a Registered Plan acquires a Spinco Share or Spinco Warrants in circumstances where the Spinco Shares or Spinco Warrants are not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the Controlling Individual of the Registered Plan, including that the Registered Plan or the Controlling Individual of the Registered Plan may become subject to penalty taxes.

See "Material Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment - New Vizsla Silver Shares and Spinco Shares" in the Circular.

ROYALTIES, STREAMS AND SIMILAR INTERESTS MAY NOT BE HONOURED BY OPERATORS OF A PROJECT

Royalties, streams and similar interests are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Non-performance by Spinco's counterparties may occur if such counterparties find themselves unable to honour their contractual commitments due to financial distress or other reasons. In such circumstances, Spinco may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Spinco's financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfill their contractual obligations in the future. Such failure could have a material adverse effect on Spinco's business, results of operations and financial condition.

To the extent grantors of royalties, streams and similar interests that are or may be held by the Company do not abide by their contractual obligations, Spinco may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to Spinco, it may have a material adverse effect on Spinco's business, results of operations and financial condition.

SPINCO FINANCING

There is no assurance that Spinco will complete the Spinco Financing. If such financing is not completed, Spinco may not meet the initial listing requirements of the TSXV.

LIMITED OR NO ACCESS TO DATA OR THE OPERATIONS UNDERLYING ITS INTERESTS

Spinco is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties, streams and similar interests and has no input in the exploration, development or operation of such properties. Consequently, Spinco has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect Spinco's ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by Spinco, based on the stage of development of the properties underlying its royalties and similar interests. Spinco's entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from Spinco's projections and Spinco may not have rights of audit with respect to such interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, Spinco may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which Spinco has an interest may restrict Spinco's ability to assess value, which may have a material adverse effect on Spinco's business, results of operations and financial condition. Spinco attempts to mitigate this risk by building relationships with various owners, operators and counterparties, in order to encourage information sharing.

RISKS FACING OWNERS AND OPERATORS

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which Spinco holds or may hold royalties, streams or similar interests, Spinco will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

DEPENDENCE ON FUTURE PAYMENTS FROM OWNERS AND OPERATORS

Spinco will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties, streams and similar interests that are or may be held by Spinco. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. Spinco's rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that Spinco could readily liquidate. This inhibits Spinco's ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, Spinco will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

INVESTMENT PRICE RISKS

The value of Spinco's current and future equity investments, is and will be exposed to fluctuations in the quoted market price depending on a number of factors, including general market conditions, company specific operating performance and the market price of certain commodities. Spinco does not utilize any derivative contracts to reduce this exposure. Spinco may be unable to sell its entire interest in an investment without having an adverse effect on the fair value of the security due to low trading volumes on some investments.

RISKS RELATED TO MINERAL RESERVES AND RESOURCES

The mineral reserves and resources on properties underlying the royalties, streams or similar interests that are or may be held by Spinco are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties, streams or similar interests that are or may be held by Spinco unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties, streams or similar interests that are or may be held by Spinco constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on Spinco's business, results of operations and financial condition.

RIGHTS OF THIRD PARTIES

Some royalty, stream and similar interests that are or may be held by Spinco may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the stream or royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream or royalty; or claw back rights, pursuant to which the seller of a stream or royalty has the right to re-acquire the stream or royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty, stream or similar interest of Spinco.

COSTS MAY INFLUENCE RETURN

Net profit royalties and similar interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures may include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways Spinco will not be able to predict, will be beyond the control of Spinco and can have a dramatic effect on the revenue payable on these royalties and similar interests. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by Spinco. This, in turn, will affect overall revenue generated by Spinco, which may have a material adverse effect on its business, results of operations and financial condition.

GLOBAL FINANCIAL CONDITIONS

Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact Spinco's ability, or the ability of the owners or operators of the properties in respect of which it holds royalties or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event of increased levels of volatility or a rapid destabilization of global economic conditions, Spinco's profitability, results of operations and financial condition and the trading price of its securities could be adversely affected.

LIQUIDITY CONCERNS AND FUTURE FINANCING REQUIREMENTS

Spinco has no current source of operating revenue and may require additional financing in order to fund its business plan. Spinco's ability to arrange such financing in the future will depend, in part, on prevailing capital market conditions, as well as its business success. There can be no assurance that Spinco will be successful in any efforts to arrange additional financing on terms satisfactory to it, or at all. If additional financing is raised by the issuance of Spinco Shares or securities exchangeable for or convertible into Spinco Shares, control of Spinco may change, and investors may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, Spinco may not be able to operate its business at its maximum potential, to expand, to take advantage of other opportunities, or to otherwise remain in business.

Because of their size and scale, the success of some resource-based projects depends on the ability of the owners to raise the capital required to successfully explore, develop and operate a project. This ability may be affected by general economic and market conditions, including the perceived threat or actual occurrence of an economic recession or liquidity issues. If market conditions are not favorable, major resource-based projects could be cancelled or delayed, and any return to Spinco would be extinguished or significantly delayed or diminished.

In the event that Spinco is unable to secure necessary financing in the future, it may be forced to liquidate some or all of its assets, including its investments in other publicly traded issuers. In such event, there is no certainty that such sales would yield sufficient proceeds and such sales could have a material adverse effect on Spinco's business, results of operations and financial condition.

COMPETITION FOR ROYALTIES, STREAMS AND OTHER SIMILAR INTERESTS

The business of Spinco is competitive in all phases, with many companies engaged in the acquisition of royalties, streams and similar interests, including large, established companies with substantial financial resources and long earnings records. Moreover, there is only a limited number of active projects globally and, accordingly, there will be limited opportunities for additional acquisitions and investments by Spinco. Spinco may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staff. There can be no assurance that Spinco will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interests. In addition, Spinco may be unable to acquire royalties, streams or similar interests at acceptable valuations, which may have a material adverse effect on Spinco's business, results of operations and financial condition.

RISKS RELATED TO FOREIGN JURISDICTION AND EMERGING MARKETS

Some of the properties on which Spinco holds or may hold royalties, streams or similar interests are located outside of Canada. In addition, future investments may expose Spinco to additional jurisdictions. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties, streams or similar interests that are or may be held by Spinco, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

LACK OF LIQUIDITY IN MINING COMPANY INVESTMENTS

Spinco may make additional investments in securities of companies involved in the mining industry in the future. Some of the companies in which Spinco may invest may be thinly traded and some may have no market at all. There are no restrictions on the investment by Spinco in illiquid securities. It is possible that Spinco may not be able to sell such positions, in whole or in part, without facing substantially adverse prices. If Spinco is required to transact in such securities before its intended investment horizon, the performance of Spinco could suffer.

FOLLOWING THE ARRANGEMENT, SPINCO MAY BE UNABLE TO MAKE THE CHANGES NECESSARY TO OPERATE AS AN INDEPENDENT ENTITY AND MAY INCUR GREATER COSTS

Following the Arrangement, the separation of Spinco from the other business of Vizsla Silver may materially affect Spinco. Spinco may not be able to implement successfully the changes necessary to operate independently. Spinco may incur additional costs relating to operating independently that could materially affect its cash flows and results of operations. Spinco may require Vizsla Silver to provide Spinco with certain services and facilities on a transitional basis. Spinco may, as a result, be dependent on such services and facilities until it is able to provide or obtain its own.

SPINCO HAS NOT HAD A SEPARATE OPERATING HISTORY AS A STAND-ALONE ENTITY

Upon the Arrangement becoming effective, Spinco will become an independent company. The operating history of Vizsla Silver cannot be regarded as the operating history of Spinco. The ability of Spinco to raise capital, satisfy its obligations and provide a return to its shareholders will be dependent on future performance. It will not be able to rely on the capital resources and cash flows of Vizsla Silver.

LIMITED OPERATING HISTORY AND UNCERTAINTY OF FUTURE REVENUES

Spinco has a limited operating history. It is therefore difficult to evaluate Spinco's business and future prospects. In particular, Spinco is at an early stage of development with operating losses expected to continue for the foreseeable future. The future success of Spinco is dependent on the Spinco Board's ability to implement its strategy. While the Spinco Board is optimistic about Spinco's prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. Spinco faces risks frequently encountered by developing companies. In particular, its future growth and prospects will depend on its ability to manage growth and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, while at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with Spinco growth could have a material adverse effect on Spinco's business, financial condition and results of operations.

ACQUISITION OR BUSINESS ARRANGEMENT

Spinco will seek new opportunities in the mining royalty industry. In pursuit of such opportunities, Spinco may fail to select appropriate investments or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Spinco. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulating approvals and exposure to litigation. Any material issues that Spinco encounters in connection with an acquisition could have a material adverse effect on its business, results or operations and financial position.

MARKET PRICE AND TRADING OF SPINCO SHARES AND SPINCO WARRANTS

While Spinco has made an application with the TSXV to list the Spinco Shares and Spinco Warrants, there is no guarantee when, or if, such listings will be completed. Such listings will be subject to Spinco fulfilling all of the listing requirements of the TSXV. An active and liquid market for the Spinco Shares and Spinco Warrants may not develop following completion of the Arrangement or, if developed, may not be maintained. If an active public market does not develop or is not maintained, investors may have difficulty selling their Spinco Shares and Spinco Warrants at any given time at a price that the investor may consider reasonable. The lack of an active market may also reduce the fair market value and increase the volatility of the Spinco Shares and Spinco Warrants and may impair Spinco's ability to raise capital by selling Spinco Shares.

MINING IS A HIGH-RISK BUSINESS

Spinco's principal operation will be the acquisition of royalties, streams and similar interests. Its operations will be subject to all of the hazards and risks normally encountered in the mining and processing of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to or loss of life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, operations are subject to hazards, which may result in environmental pollution and consequent liability which could have a material adverse effect on the business, operations and financial performance of Spinco. As is common with all mining operations, there is uncertainty and therefore risk associated with Spinco's operating parameters and costs. These can be difficult to predict and are often affected by factors outside Spinco's control.

GOVERNMENT REGULATION RISK

The properties underlying the royalties, streams or similar interests that are or may be held by Spinco are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on Spinco's financial position. Amendments to current laws, regulations and permits governing development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on Spinco's financial position. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Spinco. Any such regulatory or judicial action could materially increase Spinco's negatively impact Spinco's operations.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the properties underlying the royalties, streams or similar interests that are or may be held by Spinco are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mining industry.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations on properties underlying the royalties, streams or similar interests to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

NO HISTORY OF DIVIDENDS

Spinco has not paid a dividend on the Spinco Shares since incorporation. Spinco intends to continue to retain earnings and other cash resources for its business. Any future determination to pay dividends will be at the discretion of the Spinco Board and will depend upon the capital requirements of Spinco, results of operations and such other factors as the Spinco Board considers relevant.

SPINCO MAY BECOME, IN THE FUTURE, SUBJECT TO LEGAL PROCEEDINGS

Spinco may become party to legal claims arising in the ordinary course of business. There can be no assurance that any such legal claims will not result in significant costs to Spinco. In addition, potential litigation may arise on a property underlying the royalties, streams and similar interests that are or may be held by Spinco (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a royalty, stream or similar interest holder, Spinco will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties, streams and similar interests that are or may be held by Spinco could have a material adverse effect on Spinco's business, results of operations and financial condition.

DEPENDENCE ON GOOD RELATIONS WITH EMPLOYEES

The success of Spinco's operations depends on the skills and abilities of its employees. There is intense competition for individuals with expertise in mining, natural resources and finance. The ability of Spinco to hire and retain these individuals is key to the mining operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Spinco's relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the mining operations, results of operations and financial condition.

UNINSURABLE RISKS

In the course of development of the properties underlying the royalties, streams or similar interests that are or may be held by Spinco, Spinco is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, delays in mining, monetary losses and possible legal liability.

MANAGEMENT

The success of Spinco will be largely dependent on the performance of its board of directors and its senior management. There is no assurance Spinco can maintain the services of its board of directors and management or other qualified personnel required to operate its business. Failure to do so could have material adverse effect on Spinco and its prospects.

KEY PERSONNEL

Spinco's success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource, mining and finance sectors. The availability of persons with the necessary skills to execute Spinco's business strategy is very limited and competition for such persons is intense. As Spinco's business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although Spinco believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If Spinco is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

CORRUPTION AND BRIBERY LAWS

Spinco's operations are governed by, and involve interactions with, many levels of government in numerous countries. Spinco is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, and the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in the countries in which Spinco conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anticorruption and antibribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Spinco has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Spinco, its employees, contractors or third-party agents will comply strictly with such laws. If Spinco finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Spinco resulting in a material adverse effect on Spinco's reputation and results of its operations.

SPINCO'S FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL STATEMENTS MAY NOT REFLECT WHAT SPINCO'S FINANCIAL POSITION, RESULTS OF OPERATIONS OR CASH FLOWS WILL BE IN THE FUTURE

Spinco believes management has made reasonable assumptions underlying Spinco's financial statements and pro forma financial statements, including reasonable allocations of corporate expenses from Vizsla Silver, such as expenses related to employee benefits, finance, human resources, legal, information technology and executive management. However, because Spinco's financial statements are based on certain assumptions and include allocations of corporate expenses from Vizsla Silver, Spinco's financial statements may not reflect what Spinco's financial position, results of operations or cash flows would have been had Spinco operated as a stand-alone company during the historical periods presented or what Spinco's financial position, results of operations or cash flows will be in the future.

REPORTING ISSUER OBLIGATIONS

Spinco's business is subject to evolving corporate governance and public disclosure regulations that have increased both Spinco's compliance costs and the risk of non-compliance, which could adversely impact Spinco's share price.

Spinco is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

Spinco's efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

INCOME, FEDERAL, STATE AND MUNICIPAL TAXES

Spinco is subject to income taxes in Canada. No assurance can be given that new taxation rules will not be enacted in Canada, or that existing rules will not be applied in a manner which could result in Spinco's profits being subject to increased income tax.

INCOME TAX CONSIDERATIONS

The fair market value of the Spinco Shares and Spinco Warrants immediately following the exchange of Vizsla Silver Class A Shares for New Vizsla Silver Shares, Spinco Shares and Spinco Warrants cannot be determined precisely and will impact the tax consequences of participating in the Arrangement.

No tax ruling has been received from the authorities in Canada or the United States in respect of tax consequences of participating in the Arrangement.

CHANGE IN CLIMATE CONDITIONS

Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, Spinco expects that this will result in increased costs. In addition, physical risk of climate change may also have an adverse effect on Spinco's operations. These risks include: sea level rise, extreme weather events, and resource shortages due to disruption of delivery item. Spinco can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations.

PUBLIC HEALTH CRISES

Spinco's business could be significantly adversely affected by the outbreak of epidemics or pandemics or other public health crises. Spinco cannot accurately predict the impact epidemics, pandemics or public health crises will have on third parties' ability to meet their obligations with Spinco. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for Spinco's services and likely impact operating results.

INFORMATION SYSTEMS

Targeted attacks on Spinco's systems (or on systems of third parties that Spinco relies on), failure or non-availability of a key information technology ("IT") systems or a breach of security measures designed to protect Spinco's IT systems could result in disruptions to Spinco's operations, extensive personal injury, property damage or financial or reputational risks. Spinco has engaged IT consultants to implement and test system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, Spinco must make continuous mitigation efforts, including: risk prioritized controls to protect against known and emerging threats; tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

THE POSSIBLE ISSUANCE OF ADDITIONAL SPINCO SHARES MAY IMPACT THE VALUE OF SPINCO SHARES

Spinco is authorized to issue an unlimited number of Spinco Shares without par value. Sales of substantial amounts of Spinco Shares (including Spinco Shares issuable upon the exercise of Spinco Options and Spinco Warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common shares and the ability of Spinco to raise equity capital in the future.

ADDITIONAL FINANCINGS MAY RESULT IN DILUTION

Spinco may require additional funds to further its activities and objectives. To obtain such funds, Spinco may issue additional securities, including Spinco Shares or securities convertible into or exchangeable for Spinco Shares. As a result, Spinco's shareholders could be substantially diluted. In addition, there can be no assurance that Spinco will be able to obtain sufficient financing in the future on terms favourable to Spinco or at all.

PFIC CONSIDERATIONS

Spinco will likely be a passive foreign investment company, or "PFIC," which could result in adverse U.S. federal income tax consequences to Spinco's U.S. shareholders. If Spinco is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Circular under "Material Income Tax Considerations - Material United States Federal Income Tax Considerations") in its Spinco Shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and to additional reporting requirements. Spinco will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, to enable the U.S. Holder to make and maintain a qualified electing fund ("QEF") election, but there is no guarantee Spinco will be able to timely provide such required information.

If Spinco is a PFIC, Spinco may own interests in other entities that are classified as PFICs. In such event, a U.S. Holder will be deemed to own a portion of the shares of such subsidiary PFICs and could be subject to adverse U.S. federal income tax consequences with respect to such subsidiary PFICs. If a U.S. Holder makes a QEF election with respect to a subsidiary PFIC, tracking the tax bases of the U.S. Holder's interests in the tiered PFIC structure will become extremely complicated.

Prospective investors are strongly urged to review the discussion in the Circular under "Material Income Tax Considerations - Material United States Federal Income Tax Considerations" and to consult their own tax advisors regarding the possible implications of the PFIC rules on their investments in Spinco.

PROMOTER

Under applicable Canadian securities laws, Vizsla Silver may be considered a promoter of Spinco in that it took initiative in substantially reorganizing the business of Spinco.

As of the date of this Circular, Vizsla Silver is the registered holder of one Spinco Share representing all of the issued and outstanding Spinco Shares. On the Effective Date and pursuant to the Plan of Arrangement, approximately 45% of these Spinco Shares will be distributed to the shareholders of Vizsla Silver.

Immediately following the Effective Time, Vizsla Silver is expected to beneficially own, control and direct, directly or indirectly, approximately 55% of the issued and outstanding Spinco Shares.

Prior to the Listing Date, the parties intend to complete the First Loan Settlement. Following the First Loan Settlement, Vizsla Silver is expected to hold approximately 62% of the issued and outstanding Spinco Shares.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings to which Vizsla Silver or Spinco is a party to, or in respect of which any of its assets are the subject of, that is or will be material to Spinco, and Spinco is not aware of any such legal proceedings that are contemplated.

Since incorporation, there have not been any penalties or sanctions imposed against Spinco by a court relating to provincial or territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against Spinco, and Spinco has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with a securities regulatory authority.

INTERESTS OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as set elsewhere in this Circular, none of the directors or executive officers of Spinco, or any person that is expected to beneficially own or control or direct more than 10% of any class or series of shares of Spinco, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of this Circular, or any proposed transaction, that has materially affected or would materially affect Spinco or any of its subsidiaries.

Certain directors and officers of Spinco are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other engaged companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Spinco may not be made available to Spinco but, rather, may be offered to a company with competing interests. The directors and senior officers of Spinco are required by law to act honestly and in good faith with a view to the best interests of Spinco and to disclose any personal interest which they may have in any project or opportunity of Spinco, and to abstain from voting on such matters.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Effective on completing the Arrangement, MNP LLP of MNP Tower, 1021 W Hastings Street, Vancouver, British Columbia V6E 0C3, will be the auditors of Spinco. MNP LLP are the auditors for Vizsla Silver.

The transfer agent and registrar for the Spinco Shares is Computershare. The register of transfers of the Spinco Shares is maintained by Computershare at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

Following the completion of the Arrangement, the following will be the material contracts of Spinco, other than contracts entered into in the ordinary course of business:

1. the Arrangement Agreement; and

2. the Royalty Agreements.

Copies of the above material contracts will be available under Spinco's profile on SEDAR+.

EXPERTS

MNP LLP, Chartered Professional Accountants, prepared an auditors' report to Vizsla Silver, the sole shareholder of Spinco, on the Spinco Financial Statements as at the date of incorporation on October 13, 2023. MNP LLP has advised Vizsla Silver that it is independent with respect to Spinco within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

FINANCIAL STATEMENTS DISCLOSURE

Included as Schedule "I" to this Circular are the consolidated financial statements of Spinco consisting of: (a) a statement of comprehensive income, a statement of changes in equity and a statement of cash flows; (b) a statement of financial position as at the end of the financial period; and (c) the notes thereto, for the nine months ended January 31, 2024 and 2023, as well as the year ended April 30, 2023 and 2022.

Included as Schedule "J" to this Circular are the pro forma financial statements of Royalty Corp consisting of: a) pro forma statement of financial position as at the date of Spinco's most recent statement of financial position, that gives effect to the Arrangement as if it had taken place on such date; (b) Spinco's pro forma income statement, that gives effect to the Arrangement as if it had take place at the beginning of its financial year; and (c) Spinco's pro forma earnings per share based on the pro forma financial statements.

SCHEDULE "H"

SPINCO AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a) review and report to the board of directors of the Company on the following before they are published:

(i) the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(ii) the auditor's report, if any, prepared in relation to those financial statements,

(b) review the Company's annual and interim earnings press releases before the Company publicly discloses this information,

(c) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures,

(d) recommend to the board of directors:

(i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(ii) the compensation of the external auditor,

(e) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f) monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g) monitor the management of the principal risks that could impact the financial reporting of the Company,

(h) establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor,

(j) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

H-1

(k) with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of three directors from the Company's board of directors, a majority of whom will be independent. Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the company which, in the view of the board of directors, could reasonably interfere with the exercise of a member's independent judgment. All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three-month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors. The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting Obligations

The reporting obligations of the committee will include:

(a) reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors meeting; and

(b) reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

H-2

SCHEDULE "I"

SPINCO FINANCIAL STATEMENTS AND RELATED MD&A

(Please see attached)

VIZSLA ROYALTIES CORP.

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - Unaudited)

For the nine months ended January 31, 2024, and 2023

VIZSLA ROYALTIES CORP.

Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars) - Unaudited

As at	Note	January 31, 2024	April 30, 2023 (Audited)
		$	$
ASSETS
Current assets
Cash and cash equivalents	3	21,887	55,311
Taxes receivable	4	257,656	246,790
Total current assets		279,543	302,101
Non-current assets
Royalty interests	5	1	1
Total non-current assets		1	1
Total assets		279,544	302,102

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		31,050	16,538
Due to related party	6	1,609,312	1,546,277
Total current liabilities		1,640,362	1,562,815
SHAREHOLDER' EQUITY
Share capital		1	1
Excess benefit to shareholder	5	(1,316,703)	(1,303,565)
Accumulated other comprehensive income		28,250	18,423
(Deficit) / Retained earnings		(72,366)	24,428
Total shareholder's deficit		(1,360,818)	(1,260,713)
Total liabilities and shareholder's equity		279,544	302,102

Note 1 - Nature of Operations and Going Concern

Note 10 - Subsequent Events

They are signed on the Company's behalf by:

"Michael Konnert"

Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA ROYALTIES CORP.

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income
(Expressed in Canadian dollars) - Unaudited

For the nine months ended	January 31, 2024	January 31, 2023
	$	$
General and administrative expenses
Foreign exchange loss / (gain)	1,381	(35,690)
Office and miscellaneous	253	179
Professional fees	95,160	-
Net (loss) / income	(96,794)	35,511
Other comprehensive income/ (loss)
Items that will be reclassified to profit and loss subsequently
Translation gain on foreign operations	9,827	6,137
Comprehensive (loss) / income	(86,967)	41,648
Basic and diluted (loss) / income per share	(96,794)	35,511

Weighted average number of common shares

Basic and diluted	1	1

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA ROYALTIES CORP.

Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars) - Unaudited

For the nine months ended	Note	January 31, 2024	January 31, 2023
		$	$
Operating activities
Net (loss) / income for the period		(96,794)	35,511
Items not affecting cash:
Foreign exchange loss (gain)		1,381	(35,690)

Changes in non-cash working capital items:
Accounts payable & accrued liabilities		14,512	-
Taxes receivable	4	(10,866)	(22,596)
Net cash flows used in operating activities		(91,767)	(22,775)

Investing activities
Purchase of royalty interests	5	(13,138)	(1,514,261)
Net cash flows used in investing activities		(13,138)	(1,514,261)

Financing activities
Due to related party	6	63,035	1,544,970

Net cash flows provided by financing activities		63,035	1,544,970

Effects of foreign exchange		8,446	41,826

(Decrease) / Increase in cash and cash equivalents		(33,424)	49,760

Cash and cash equivalents, beginning of the period		55,311	2,479

Cash and cash equivalents, end of the period		21,887	52,239

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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VIZSLA ROYALTIES CORP.

Condensed Consolidated Interim Statements of Changes in Equity

Expressed in Canadian dollars, except for the number of shares - Unaudited

	Common shares
	Number	Amount	Contributed surplus	Other comprehensive income (loss)	Retained earnings (deficit)	Total

		$	$	$	$	$
Balance, April 30, 2022	1	1	(1,289,541)	(8,040)	5,277	(1,292,303)
Royalty interests (Note 5)	-	-	(14,024)	-	-	(14,024)
Net income and other comprehensive income for the period	-	-	-	6,136	35,511	41,647
Balance, January 31, 2023	1	1	(1,303,565)	(1,904)	40,788	(1,264,680)

Balance, April 30, 2023	1	1	(1,303,565)	18,423	24,428	(1,260,713)
Royalty interests (Note 5)	-	-	(13,138)	-	-	(13,138)
Net (loss) and other comprehensive income for the period	-	-		9,827	(96,794)	(86,967)
			-
Balance, January 31, 2024	1	1	(1,316,703)	28,250	(72,366)	(1,360,818)

The accompanying notes are an integral part of these Condensed Consolidated Interim financial statements

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VIZSLA ROYALTIES CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 (Expressed in Canadian dollars) - Unaudited

1. Nature of Operations and Going Concern

The Company was incorporated on January 11, 2021, under the Business Corporations Act (British Columbia) under the name Vizsla Copper Corp. as a wholly owned subsidiary of Vizsla Silver Corp. ("Vizsla Silver"). The Company changed its name to 1283303 B.C. Ltd. on April 23, 2021, and then to Vizsla Royalty Corp on July 9, 2021. On October 13, 2023, Vizsla Royalty Corp.'s name was changed to Panuco Royalty Corp. Vizsla Royalties Corp. was incorporated. (the "Company", "Vizsla Royalties") on October 13, 2023, as a wholly-owned subsidiary of Vizsla Silver. Vizsla Silver transferred its ownership of Panuco Royalty Corp. to the Company and therefore Panuco Royalty Corp. became a wholly owned subsidiary of Vizsla Royalties Corp.

The Company is a royalty-focused company with initial assets comprised of net smelter royalties ("NSR") on Vizsla Silver's wholly-owned Panuco-Copala projects in Mexico.

The head office and principal address of the Company is located at Suite 1723 - 595 Burrard Street, Vancouver, BC V7X 1J1.

These condensed consolidated Interim financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company's ability to be a going concern depends on Vizsla Silver's financial support currently and its intention of future financing since no revenue is expected in the near future. If the going concern assumption was not used, the adjustments required to report the Company's assets and liabilities on a liquidation basis could be material to these condensed consolidated interim financial statements. Accordingly, these condensed consolidated Interim financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

The Company's activities for royalty generation are in an emerging nation and, consequently, may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory, and political situations.

As at January 31, 2024, the Company had no revenues, had a working capital deficit of $1,360,819 (April 30, 2023 - $1,260,714), and expects to incur further losses in the development of its business, all of which indicate a material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

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VIZSLA ROYALTIES CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 (Expressed in Canadian dollars) - Unaudited

2. Material Accounting Policies and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated Interim financial statements should be read in conjunction with the Company's April 30, 2023, audited annual consolidated financial statements and the notes to such financial statements.

These condensed consolidated interim financial statements are based on the IFRS issued and effective as of January 31, 2024. These condensed consolidated Interim financial statements were authorized for issue by the Company's Board of Directors on May 17, 2024.

These condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements:

a) Basis of Consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and the subsidiaries controlled by the Company.

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Subsidiary	Principal activities	Country of incorporation and operation	Ownership interest as of January 31, 2024	Ownership interest as of April 30, 2023
Canam Royalties Mexico, S.A. de C.V.	Royalty Company	Mexico	100%	100%
Panuco Royalty Corp.	Royalty Company	Canada	100%	100%

Subsidiaries are entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

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VIZSLA ROYALTIES CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 (Expressed in Canadian dollars) - Unaudited

2. Material Accounting Policies and Basis of Presentation (continued)

b) Accounting pronouncements

Information about accounting pronouncements is disclosed in Note 3 (l) of the annual consolidated financial statements.

c) Significant Accounting Judgments and Estimates

Preparing the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements for the nine months ended January 31, 2024 and 2023, are consistent with those applied and disclosed in Note 3 (m) of the annual consolidated financial statements. The Company's interim results are not necessarily indicative of its results for a full year.

3. Cash and Cash Equivalents

	January 31, 2024	April 30, 2023*
	$	$
Cash and cash equivalents	21,887	55,311
Total	21,887	55,311

*As of April 30, 2023, the cash and cash equivalents disclosed above and in the condensed consolidated interim statements of cash flows include $55,311 is cash withheld in an inactive bank account. The inactive bank account was reactivated in May 2023.

4. Taxes Receivable

	January 31, 2024	April 30, 2023
	$	$
Mexican VAT recoverable*	257,656	246,790
Total	257,656	246,790

*Taxes receivable is Mexican Value Added Tax (IVA) which relates to the purchase of royalty interest (Note 5).

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VIZSLA ROYALTIES CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 (Expressed in Canadian dollars) - Unaudited

5. Royalty Interests

Panuco-Copala Royalty Interests

On February 25, 2022, the Company signed two agreements to purchase a 0.5% and 2.0% net smelter return ("NSR") royalty on the Panuco-Copala properties in Mexico from Minera Canam S.A. de C.V. ("Minera Canam"), a subsidiary of Vizsla Silver and an entity under common control with the Company. The Company will pay US$100,000 (paid) for the 0.5% royalty and US$900,000 (paid) for the 2.0% royalty.

On November 16, 2022, the Company signed three agreements to purchase 2.0% NSR royalty on multiple properties in Mexico from Minera Canam. These properties are all part of the Panuco-Copala.

• The Company paid US$3,500 for the 2.0% royalty on La Cruz Negra and La Cruz Negra 2 properties.

• The Company paid US$2,000 for the 2.0% royalty on San Antonio property.

• The Company paid US$5,000 for the 2.0% royalty on Maria Chuchena property.

On July 23, 2023, the Company signed an agreement to purchase 2.0% NSR royalty on multiple properties in Mexico from Minera Canam. These properties are all part of the Panuco-Copala.

• The Company will pay US$10,000 for the 2.0% royalty on El Oregano, El Oregano 2, and Dos Compadres properties (paid on October 26, 2023).

Under IFRS, the purchase of the NSR from Minera Canam by the Company is a transaction between parties under common control and accordingly, the royalty interest is recorded at fair value which is determined to be $1 (April 30, 2023: $1).

During the nine months ended January 31, 2024, the difference between fair value and agreed consideration of $13,138 (US$10,000) (year ended April 30, 2023: $14,024 (US$10,500) is recorded as excess benefit to shareholder in equity.

6. Due to Related Party

	January 31, 2024	April 30, 2023
	$	$
Due to related party	1,609,312	1,546,277
Total	1,609,312	1,546,277

Due to related party includes amounts transferred by Vizsla Silver to the Company to purchase the royalty interests from Minera Canam and daily operation.

7. Share Capital

Authorized, Issued, and Outstanding

As of January 31, 2024, and April 30, 2023, unlimited number of common shares were authorized, and 1 common share with no par value was issued and outstanding.

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VIZSLA ROYALTIES CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 (Expressed in Canadian dollars) - Unaudited

8. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

• Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalent, accounts payable and accrued liabilities, and due to related party. All these financial instruments are carried on the condensed consolidated interim statements of financial position at amortized cost. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, market risk, interest rate risk, foreign currency risk, price risk, and credit risk.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company's expenditure will not exceed available resources.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits while maximizing returns. The Company is not exposed to significant market risk.

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VIZSLA ROYALTIES CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 (Expressed in Canadian dollars) - Unaudited

8. Financial Instruments (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in the foreign exchange rate of CAD to MXN and CAD to USD would increase/decrease the net income for the nine months ended January 31, 2024, by approximately $13,882 (for the nine months ended January 31, 2023: $12,586). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuation in pricing is not a significant risk to the Company.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalents are held with reputable banks in Mexico. Therefore, management believes credit risk is low.

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VIZSLA ROYALTIES CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 (Expressed in Canadian dollars) - Unaudited

9. Capital Management

The Company manages its capital to safeguard the Company's ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company depends on Vizsla Silver's financial support. Vizsla Silver may issue new shares through short-form prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. There were no changes in the Company's approach to capital management during the period. In the management of capital, the Company includes the components of shareholder' equity, as well as cash. As at January 31, 2024, the Company is not subject to externally imposed capital requirements.

10. Subsequent Events

On January 17, 2024, Vizsla Silver announced its intention to enter into an arrangement agreement with the Company ("Spinco").

On February 12, 2024, Vizsla Silver announced its intention to conduct a Spinout within 45 days. This Spinout entails distributing shares of Spinco to Vizsla Silver's shareholders. Holders of the Vizsla Silver's common shares (referred to as "Vizsla Silver Shares") will receive 1/3 of a common share of Spinco and 1/3 of a common share purchase warrant of Spinco for each Vizsla Silver Share held on the share distribution record date.

After the Spinout, Vizsla Silver is expected to hold a majority of the Company's shares, without exerting controlling interest.

On March 27, 2024, the Company and Vizsla Silver has executed an arrangement agreement whereby the business of Vizsla Silver will be reorganized into two companies by way of a plan of arrangement (the "Arrangement"). Vizsla Silver shareholders will vote on the Arrangement at a special meeting of shareholders to be held on a later date. To be effective, the Arrangement must be approved by a special resolution passed by at least 2/3 of the votes cast by Vizsla Silver shareholders present in person or represented by proxy.

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VIZSLA ROYALTIES CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED

JANUARY 31, 2024, and 2023

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024, and 2023

BASIS OF DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Royalties Corp. (the "Company" or "Vizsla Royalties") was prepared by management and approved before its release.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The consolidated financial statements and MD&A are presented in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The statements and any summary of results presented in the MD&A were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Please consult the audited consolidated financial statements for the years ended April 30, 2023, and 2022, and condensed consolidated interim financial statements for the nine months ended January 31, 2024, and 2023, for more complete financial information.

DATE

This MD&A has been prepared based on information available to the Company as of May 17, 2024.

OVERALL PERFORMANCE

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on January 11, 2021, under the Business Corporations Act (British Columbia) under the name Vizsla Copper Corp. The Company changed its name to 1283303 B.C. Ltd. on April 23, 2021, and then to Vizsla Royalty Corp on July 9, 2021. On Oct 13, 2023, Vizsla Royalty Corp.'s name was changed to Panuco Royalty Corp., and Vizsla Royalties Corp. was incorporated. (the "Company", "Vizsla Royalties"). Panuco Royalty Corp. is a wholly-owned subsidiary of Vizsla Royalties Corp.

From the date of incorporation, the Company was a wholly owned subsidiary of Vizsla Silver Corp. ("Vizsla Silver"). The Company is a royalty-focused company with initial assets comprised of net smelter royalties ("NSR") on Vizsla Silver's wholly-owned Panuco-Copala projects in Mexico.

The head office and principal address of the Company is located at Suite 1723 - 595 Burrard Street, Vancouver, BC V7X 1J1.

The Company's activities for royalty generation are in an emerging nation and, consequently, may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory, and political situations.

As at January 31, 2024, the Company had no revenues, had a working capital deficit of $1,360,819 (April 30, 2023 - $1,260,714), and expects to incur further losses in the development of its business, all of which indicate a material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. The Company will require additional financing to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead, and discharge its liabilities as they come due.

2

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024, and 2023

RESULTS OF OPERATION

For the nine months ending on January 31, 2024 ("2024"), the Company reported a net loss of $96,794, compared to a net income of $35,511 for the same period ending January 31, 2023 ("2023"). For 2024, the foreign exchange loss is $1,381 compared to a gain of $35,690 in 2023, primarily driven by the fluctuation of the Mexican peso against USD, $95,160 in professional fees (2023: $nil), and $253 of various office expenses (2023: $179).

Additionally, the Company recorded other comprehensive losses of $86,967, compared to a comprehensive gain of $41,648 reported in 2023.

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,
	2024	2023	2023	2023	2023	2022	2022	2022

Net (loss) / income	$(94,521)	$(3,218)	$945	$(16,360)	$31,511	$3,699	$301	$5,278

(Loss) / income per common share	$(94,521)	$(3,218)	$945	$(16,360)	$31,511	$3,699	$301	$5,278

The fluctuations in foreign exchange gain, stemming from the strengthening of the Mexican peso against the United States dollar, account for the variance observed over the eight quarters. Additionally, each quarterly net income and net loss includes minor professional fees and office expenses. In the quarter ending January 31, 2024, the Company reported a net loss of $94,521, primarily attributed to professional fees related to the spin-out of Vizsla Royalties.

LIQUIDITY

As of January 31, 2024, the Company's cash and cash equivalents were $21,887 (April 30, 2023: $55,311)

and a working deficit of $1,360,819 (April 30, 2023: $1,260,714). The working deficit is due to a related party amount owing to Vizsla Silver as Vizsla Silver transferred cash to the Company to purchase the royalty in Minera Canam and paid for transaction fees related to the spin-out of Vizsla Royalties.

During the nine months ended January 31, 2024 ("2024"), $91,767 was used in operating activities compared to $22,775 used during the nine months ended January 31, 2023 ("2023"). $13,138 was used in investing activities in 2024 compared to $1,514,261 in 2023. $63,035 was generated from investing activities in 2024 compared to $1,544,970 in 2023.

The Company has no long-term debt or commitments.

As the Company has no revenues, its ability to fund operations is dependent upon its parent company, Vizsla Silver. See Section "Risk Factors", below.

CAPITAL RESOURCES

The Company had 1 issued and outstanding common shares as of January 31, 2024 (April 30, 2023 - 1).

3

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024, and 2023

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

As of January 31, 2024, the amount due to the related party includes $1,609,312 (April 30, 2023: $1,546,277) transferred by Vizsla Silver to the Company to purchase the royalty interests from Minera Canam. and paid for transaction fees related to the spin-out of Vizsla Royalties.

PROPOSED TRANSACTIONS

There are no proposed transactions as of the date of this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

4

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024, and 2023

CRITICAL ACCOUNTING ESTIMATES (Continued)

Going concern evaluation

As discussed in note 1 to the consolidated financial statements, the financial statements have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for the financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used, and such adjustments could be material.

The Company reviews the going concern assessment at the end of each reporting period. There were no material changes to the assessment as of January 31, 2024.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than that are disclosed in note 3 to the annual audited consolidated financial statements for the years ended April 30, 2023, and 2022.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, price risk, credit risk, and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk of losses that arise because of changes in contracted interest rates. The Company is not exposed to significant interest rate risk.

Foreign currency risk

The Company incurs certain expenses in currencies other than the functional currency. The Company is subject to foreign exchange risk because of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in the foreign exchange rate of CAD to MXN and CAD to USD would increase/decrease the net and comprehensive income for the nine months ended January 31, 2024, by approximately $13,882 (April 30, 2023: $13,273). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

5

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024, and 2023

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS (Continued)

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, including exploration plans. The Company attempts to ensure that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows from operations and holdings of cash and cash equivalents.

OTHER REQUIREMENTS

Risks Factors and Uncertainties

Overview

The Company is focused on gaining exposure to commodity prices by making strategic investments in mining interests, including royalties, streams, debt and equity investments in mining companies. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered may be affected by numerous factors that are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations of metal prices, the proximity and capacity of milling facilities, mineral markets, processing reagents and equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment.

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

6

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024, and 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Foreign Operations and Political Risk

The Company's mineral properties are in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property, and changes in government regulations such as tax laws, business laws, environmental laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations concerning restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation, and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by several factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Increased Costs

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to several factors, such as the results of ongoing exploration activities (positive or negative), changes in mineralisation encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. In the event that any such conflict of interest arises, the Company's policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

7

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024, and 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations, and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel, and/or consultants to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

Government Regulation

The Company operates in an industry that is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to the development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could violate of, or non-compliant with, regulations it is not aware of.

On April 21, 2023, the Mexican parliament's lower house voted to approve significant changes to the country's mining laws to avoid overexploitation of natural resources (the "Proposed Mining Law Amendments"). It is uncertain whether the Proposed Mining Law Amendments will be enacted in the form approved by the lower house of parliament or at all. This MD&A does not take into account the Proposed Mining Law Amendments.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change. There were no changes in our internal controls over financial reporting during the year period ended January 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

ADDITIONAL DISCLOSURE FOR ISSUERS WITHOUT SIGNIFICANT REVENUE

The condensed consolidated interim financial statements present the significant components of general and administrative expenditures. Significant components of mineral property expenditures are included in Section Results of Operations.

8

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024, and 2023

Outstanding Share Data

The Company's authorized share capital consists of an unlimited number of common shares without par value. As of the date of this MD&A, the Company had 1 issued and outstanding common shares. Details of issued share capital are included in Note 7 of the condensed consolidated interim financial statements for the nine months ended January 31, 2024.

OTHER INFORMATION

All technical reports on material properties, press releases, and material change reports for Vizsla Silver Corp. are filed on SEDAR+ at www.sedarplus.ca.

CAPITAL MANAGEMENT

The Company manages its capital to safeguard the Company's ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

To maintain or adjust the capital structure, the Company may request capital injection from Vizsla Silver. There were no changes in the Company's approach to capital management during the period ended January 31, 2024. In the management of capital, the Company includes the components of shareholders' equity, as well as cash. As at January 31, 2024, the Company is not subject to externally imposed capital requirements.

FORWARD-LOOKING STATEMENTS

Certain information, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19"), volatility in the global financial markets, increased inflation, and turbulence in mining markets resulting from the invasion of Ukraine by Russia, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

9

VIZSLA ROYALTIES CORP.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2023, and 2022

Independent Auditor's Report

To the Shareholder of Vizsla Royalties Corp.:

Opinion

We have audited the consolidated financial statements of Vizsla Royalties Corp. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at April 30, 2023 and April 30, 2022, and the consolidated statements of income and other comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2023 and April 30, 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company had a working capital deficiency. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

MNP LLP
2200 - 1021 West Hastings Street, Vancouver BC, V6E 0C3	1.877.688.8408 T: 604.685.8408 F: 604.685.8594
MNP.ca

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Vancouver, British Columbia

May 17, 2024	Chartered Professional Accountants

VIZSLA ROYALTIES CORP.

Consolidated Statements of Financial Position

Expressed in Canadian dollars

As at	Note	April 30, 2023	April 30, 2022
		$	$
ASSETS
Current assets
Cash and cash equivalents	4	55,311	2,479
Taxes receivable	5	246,790	206,761
Total current assets		302,101	209,240

Non-current assets
Royalty interests	6	1	1
Total non-current assets		1	1
Total assets		302,102	209,241

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		16,538	1,500,237
Due to related party	7	1,546,277	1,307
Total current liabilities		1,562,815	1,501,544
SHAREHOLDER'S DEFICIT
Share capital		1	1
Excess benefit to shareholder	6	(1,303,565)	(1,289,541)
Accumulated other comprehensive income/ (loss)		18,423	(8,040)
Retained earnings		24,428	5,277
Total shareholder's deficit		(1,260,713)	(1,292,303)
Total liabilities and shareholder's deficit		302,102	209,241

Note 1 - Nature of Operation and Going Concern

Note 12 - Subsequent Events

They are signed on the Company's behalf by:

"Michael Konnert"

Director

The accompanying notes are an integral part of these consolidated financial statements

Page | 2

VIZSLA ROYALTIES CORP.

Consolidated Statements of Income and Comprehensive Income (Loss)

Expressed in Canadian dollars

For the years ended	April 30, 2023	April 30, 2022
	$	$
General and administrative expenses
Foreign exchange gain	(21,081)	(5,302)
Legal fee	1,890	-
Office and miscellaneous	40	24
Net income	19,151	5,278
Other comprehensive income / (loss)
Items that will be reclassified to profit and loss subsequently
Translation gain (loss) on foreign operations	26,463	(8,040)
Comprehensive income / (loss)	45,614	(2,762)
Basic and diluted income per share	19,151	5,278

Weighted average number of common shares

Basic and diluted	1	1

The accompanying notes are an integral part of these consolidated financial statements

Page | 3

VIZSLA ROYALTIES CORP.
Consolidated Statements of Cash Flows
Expressed in Canadian dollars

For the years ended	Note	April 30, 2023	April 30, 2022
		$	$
Operating activities
Net income for the year		19,151	5,278
Items not affecting cash:
Foreign exchange gain		(21,081)	(5,302)

Changes in non-cash working capital items:
Accounts payable and accrued liabilities		40,029	208,018
Taxes receivable	5	(40,029)	(206,761)

Net cash flows (used in) / provided by operating activities		(1,930)	1,233

Investing activities
Purchase of royalty interests	6	(1,542,452)	-

Net cash flows used in investing activities		(1,542,452)	-

Financing activities
Due to related party	7	1,595,640	1,307

Net cash flows provided by financing activities		1,595,640	1,307

Effects of foreign exchange		1,574	(61)

Increase in cash and cash equivalents		51,258	2,540

Cash and cash equivalents, beginning of year		2,479	-

Cash and cash equivalents, end of year		55,311	2,479

The accompanying notes are an integral part of these consolidated financial statements

Page | 4

VIZSLA ROYALTIES CORP.

Consolidated Statements of Changes in Equity

Expressed in Canadian dollars, except for the number of shares

	Common shares
				Other
			Excess	comprehensive	Retained	Total
	Number	Amount	benefit to	income (loss)	Earnings
			shareholder
		$	$	$	$	$
Balance, April 30, 2021	1	1	-	-	(1)	-

Royalty interests (Note 6)	-	-	(1,289,541)	-	-	(1,289,541)
Net loss and other comprehensive loss for the year	-	-	-	(8,040)	5,278	(2,762)
Balance, April 30, 2022	1	1	(1,289,541)	(8,040)	5,277	(1,292,303)

Royalty interests (Note 6)	-	-	(14,024)	-	-	(14,024)

Net income and other comprehensive income for the year	-	-	-	26,463	19,151	45,614

Balance, April 30, 2023	1	1	(1,303,565)	18,423	24,428	(1,260,713)

The accompanying notes are an integral part of these consolidated financial statements

Page | 5

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

1. Nature of Operation and Going Concern

The Company was incorporated on January 11, 2021, under the Business Corporations Act (British Columbia) under the name Vizsla Copper Corp. as a wholly owned subsidiary of Vizsla Silver Corp. ("Vizsla Silver"). The Company changed its name to 1283303 B.C. Ltd. on April 23, 2021, and then to Vizsla Royalty Corp on July 9, 2021. On October 13, 2023, Vizsla Royalty Corp.'s name was changed to Panuco Royalty Corp. Vizsla Royalties Corp. was incorporated. (the "Company", "Vizsla Royalties") on October 13, 2023, as a wholly-owned subsidiary of Vizsla Silver. Vizsla Silver transferred its ownership of Panuco Royalty Corp. to the Company and therefore Panuco Royalty Corp. became a wholly owned subsidiary of Vizsla Royalties Corp.

The Company is a royalty-focused company with initial assets comprised of net smelter royalties ("NSR") on Vizsla Silver's wholly-owned Panuco-Copala projects located in Mexico.

The head office and principal address of the Company is located at Suite 1723 - 595 Burrard Street, Vancouver, BC V7X 1J1.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company's ability to be a going concern depends on Vizsla Silver's financial support currently and its intention of future financing since no revenue is expected in the near future. If the going concern assumption was not used, the adjustments required to report the Company's assets and liabilities on a liquidation basis could be material to these consolidated financial statements. Accordingly, these consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

The Company's activities for royalty generation are in an emerging nation and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights, and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory, and political situations.

As at April 30, 2023, the Company had no revenues, had a working capital deficit of $1,260,714 (April 30, 2022 - $1,292,304), and expects to incur further losses in the development of its business, all of which indicate a material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. The Company will require additional financing in order to meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

2. Basis of Presentation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standard ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at their fair value as explained in the accounting policies below.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting other than the consolidated statements of cash flows. The consolidated financial statements were approved by the Board of Directors of the Company on May 17, 2024.

Page | 6

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies

The significant accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements.

a) Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the subsidiary controlled by the Company.

The principal subsidiary of the Company, which is accounted for under the consolidation method, are as follows:

Subsidiary	Principal activities	Country of incorporation and operation	Ownership interest as of April 30, 2023	Ownership interest as of April 30, 2022

Canam Royalties Mexico, S.A. de C.V.	Royalty Company	Mexico	100%	100%

A subsidiary is an entity (including structured entity) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. An subsidiary is fully consolidated from the date on which control is transferred to the Company. It is deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Page | 7

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

b) Foreign Currency Translation

i) Functional and Presentation Currency

Items included in the financial statements of each entity controlled by the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company is Canadian dollars ("CAD"), the functional currency of the Company's Mexican subsidiary is Mexican Peso ("MXD"). The consolidated financial statements are presented in CAD, which is the Company's presentation currency.

To present these consolidated financial statements, entities that have a functional currency different from the presentation currency ("foreign operations") are translated into CAD as follows:

- Assets and liabilities: at the closing rate at the date of the statement of financial position; and

- Income and expenses: at the average rate for the period (as this is considered a reasonable approximation of actual rates prevailing at the transaction dates).

Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. When an entity disposes of its entire interest in a foreign operation or loses control or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

ii) Transactions and Balances

In preparing the individual financial statements of the Company and its subsidiary, transactions in currencies other than the entity's functional currency ("foreign currency") are recognized at the rates of exchange prevailing at the date of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non- monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for the exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

c) Cash and cash equivalents

Cash consists of cash on hand, deposits in banks with no restrictions, and highly liquid savings accounts. Cash equivalents include other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The Company's cash and cash equivalents are deposited in major financial institutions in business accounts.

Page | 8

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

d) Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash-generating units each period to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.

e) Royalty interest

Royalty interests consist of acquired royalty interests. These interests initially are recorded at fair value and capitalized as tangible assets with finite lives. They are subsequently measured at fair value less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific royalty are expensed in the period incurred.

Producing royalty interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a royalty interest, an allocation of its fair value may be attributed to the exploration potential of the interest and is recorded as an exploration asset on the acquisition date. The carrying value of the exploration potential is accounted for in accordance with IFRS 6 Exploration and Evaluation of Mineral Resources ("IFRS 6") and is not depleted until such time as the technical feasibility and commercial viability has been established, at which point the value of the asset is accounted for in accordance with IAS 16 Property, Plant and Equipment ("IAS 16"). Upon demonstration of the technical and commercial feasibility of a project and a development decision, the carrying value related to that project is subject to an impairment test and is reclassified in accordance with IAS 16.

f) Related party transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

Page | 9

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

g) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase warrants are recognized as a deduction from equity, net of any tax effects.

h) Share issue costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as share issue costs when the financing transactions are completed if the completion of the transaction is considered likely. Otherwise, they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred share issue costs related to financing transactions that are not completed are charged to expenses.

i) Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of income and comprehensive income except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

j) Earnings (Loss) per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted losses per share are the same.

Page | 10

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

k) Financial Instruments

Financial assets

The Company classifies its financial assets in the following categories:

- Fair value through profit or loss (FVTPL)

- Fair value through other comprehensive income (FVTOCI)

- Amortized cost

The determination of the classification of financial assets is made at initial recognition. The Company's accounting policy for each of the categories is as follows:

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of income and comprehensive income. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the consolidated statements of income and comprehensive income.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income.

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and cash equivalents in this category.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Company's accounting policy for each category is as follows:

Page | 11

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

k) Financial Instruments (continued)

Financial liabilities at FVTPL

This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statements of income and comprehensive income.

Other financial liabilities

This category includes accounts payable and accrued liabilities and due to related party, which are recognized at amortized cost using the effective interest method.

The effective interest method calculates the amortized cost of a financial liability and allocates interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial liability, or, where appropriate, a shorter period. Transaction costs in respect of financial liabilities at fair value through profit or loss are recognized in the statements of operations and comprehensive income immediately while transaction costs associated with other financial liabilities are included in the initial measurement of the financial liability.

The financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Financial liabilities are derecognized when its contractual obligations are discharged, cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Page | 12

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

l) Accounting pronouncements

Adoption of New Accounting Standards

The new standards, or amendments to standards and interpretations that were adopted by the Company, effective January 1, 2023, are as follows:

Disclosure of Accounting Policies (Amendments to IAS 1)

The IASB has issued amendments to IAS 1 Presentation of Financial Statements which require entities to disclose their "material" accounting policy information rather than their "significant" accounting policies. The amendments explain that accounting policy information is material if omitting, misstating; or obscuring that information could reasonably be expected to influence decisions that the primary users of the financial statements make on, the basis of, those financial statements. The amendments also clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

This amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of this amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which introduce a definition of accounting estimates and provide other clarifications to help entities distinguish accounting policies from accounting estimates. Under the amendments, accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The amendments also emphasize that a change in an accounting estimate that results from new information or new developments is not an error correction and that changes in an input or a measurement technique used to develop an accounting estimate are considered changes in accounting estimates if those changes in an input or measurement technique are not the result of an error correction.

This amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of this amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

Page | 13

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

m) Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management's judgment has been applied include:

- Assessing whether deferred tax assets and liabilities are recognized in accordance with IAS 12, Income taxes.

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

- Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

- Going concern evaluation

As discussed in note 1, these Financial Statements have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for these Financial Statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used, and such adjustments could be material.

The Company reviews the going concern assessment at the end of each reporting period. There were no material changes to the assessment as at April 30, 2023.

Page | 14

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

4. Cash and Cash Equivalents

	April 30, 2023	April 30, 2022
	$	$
Cash and cash equivalents *	55,311	2,479
Total	55,311	2,479

*The cash and cash equivalents disclosed above and in the consolidated statements of cash flows include $55,311 (April 30, 2022: $Nil) of cash withheld in an inactive bank account. The inactive bank account was reactivated in May 2023.

5. Taxes Receivable

	April 30, 2023	April 30, 2022
	$	$
Mexican VAT recoverable*	246,790	206,761
Total	246,790	206,761

*Taxes receivable is Mexican Value Added Tax ( IVA) which relates to the purchase of royalty interests (Note 6).

6. Royalty Interests

Panuco-Copala Royalty Interests

On February 25, 2022, the Company signed two agreements to purchase a 0.5% and 2.0% net smelter return ("NSR") royalty on the Panuco-Copala properties in Mexico from Minera Canam S.A. de C.V. ("Minera Canam"), a subsidiary of Vizsla Silver and an entity under common control with the Company. The Company will pay US$100,000 (paid) for the 0.5% royalty and US$900,000 (paid) for the 2.0% royalty.

On November 16, 2022, the Company signed three agreements to purchase 2.0% NSR royalty on multiple properties in Mexico from Minera Canam. These properties are all part of the Panuco-Copala.

• The Company will pay US$3,500 for the 2.0% royalty on La Cruz Negra and La Cruz Negra 2 properties.

• The Company will pay US$2,000 for the 2.0% royalty on San Antonio property.

• The Company will pay US$5,000 for the 2.0% royalty on Maria Chuchena property.

Under IFRS the purchase of the NSR from Minera Canam by the Company is a transaction between parties under common control. Accordingly, the royalty interests is recorded at fair value which is determined to be $1 (April 30, 2022: $1). The difference between the fair value and the agreed consideration of $14,024 (US$10,500) (April 30, 2022: $1,289,541 (US$1,000,000)) is recorded as excess benefit to shareholder in equity.

Page | 15

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

7. Due to Related Party

	April 30, 2023	April 30, 2022
	$	$
Due to related party	1,546,277	1,307
Total	1,546,277	1,307

As of April 30, 2023, due to related party includes amounts transferred by Vizsla Silver to the Company to purchase the royalty interests from Minera Canam.

8. Share Capital

Authorized, Issued and Outstanding

As at April 30, 2023 and April 30, 2022, unlimited number of common shares were authorized, and 1 common share with no par value was issued and outstanding.

9. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

• Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalent, accounts payable and accrued liabilities, and due to related party. All these financial instruments are carried on the consolidated statements of financial position at amortized cost. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, market risk, interest rate risk, foreign currency risk, price risk, and credit risk.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company's expenditure will not exceed available resources.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits while maximizing returns. The Company is not exposed to significant market risk.

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VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

9. Financial Instruments (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in the foreign exchange rate of CAD to MXN and CAD to USD would increase/decrease the net and comprehensive income for the year ended April 30, 2023, by approximately $13,273 (April 30, 2022: $249). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing is not a significant risk to the Company.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalent is held with reputable banks in Mexico. Therefore, management believes credit risk is low.

Page | 17

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

10. Capital Management

The Company manages its capital to safeguard the Company's ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company depends on Vizsla Silver's financial support. Vizsla Silver may issue new shares through short-form prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. There were no changes in the Company's approach to capital management during the period. In the management of capital, the Company includes the components of shareholder' equity, as well as cash. As at April 30, 2023, the Company is not subject to externally imposed capital requirements.

11. Income Taxes

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of income and comprehensive income (loss) for the years ended April 30, 2023, and 2022:

	2023	2022
	$	$
Net income before tax	19,151	5,278
Statutory tax rate	27%	27%
Expected income tax (recovery)	5,171	1,425
Tax impact of royalty interest and other	(3,363)	(381,646)
Inflation adjustments	(4,231)	-
Functional currency adjustments	-	(6,773)
Foreign tax rate difference	711	159
Change in deferred tax assets not recognized	1,712	386,835
Income tax expense (recovery)	-	-

The deferred taxes assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The unrecognized deductible temporary differences as at April 30, 2023 and 2022 are comprised of the following:

	2023	2022
	$	$
Tax loss carry forward	1,563,526	-
Exploration and evaluation assets	-	1,297,597
	1,563,526	1,297,597

Page | 18

VIZSLA ROYALTIES CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

11. Income Taxes (continued)

The Company has tax loss carry forwards of approximately $1,563,526 (2022: $nil) that have not been recognized in these financial statements, which may be carried forward to apply against future income for Mexican income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry
$
2033	1,563,526
2034	-
2035	-
2036	-
2037	-
2038	-
2039	-
2040	-
2041	-
2042	-
2043	-
Total	1,563,526

12. Subsequent Events

On July 28, 2023, the Company signed an agreement to purchase a 2.0% NSR royalty on the El Oregano, El Oregano 2, and Dos Compadres properties in Mexico from Minera Canam S.A. de C.V. The Company will pay US$10,000 for the royalty.

On January 17, 2024, Vizsla Silver announced its intention to enter into an arrangement agreement with the Company ("Spinco").

On February 12, 2024, Vizsla Silver announced its intention to conduct a Spinout within 45 days. This Spinout entails distributing shares of Spinco to Vizsla Silver's shareholders. Holders of the Vizsla Silver's common shares (referred to as "Vizsla Silver Shares") will receive 1/3 of a common share of Spinco and 1/3 of a common share purchase warrant of Spinco for each Vizsla Silver Share held on the share distribution record date.

After the Spinout, Vizsla Silver is expected to hold a majority of the Company's shares, without exerting controlling interest.

On March 27, 2024, the Company and Vizsla Silver has executed an arrangement agreement whereby the business of Vizsla Silver will be reorganized into two companies by way of a plan of arrangement (the "Arrangement"). Vizsla Silver shareholders will vote on the Arrangement at a special meeting of shareholders to be held on a later date. To be effective, the Arrangement must be approved by a special resolution passed by at least 2/3 of the votes cast by Vizsla Silver shareholders present in person or represented by proxy.

Page | 19

VIZSLA ROYALTIES CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED

APRIL 30, 2023, and 2022

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024, and 2022

BASIS OF DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Royalties Corp. (the "Company" or "Vizsla Royalties") should be read in conjunction with the Company's audited financial statements for the years ended April 30, 2023, and 2022.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The consolidated financial statements and MD&A are presented in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The statements and any summary of results presented in the MD&A were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Please consult the audited consolidated financial statements for the years ended April 30, 2023, and 2022 for more complete financial information.

DATE

This MD&A has been prepared based on information available to the Company as of May 17, 2024.

OVERALL PERFORMANCE

BUSINESS OVERVIEW

The Company was incorporated on January 11, 2021, under the Business Corporations Act (British Columbia) under the name Vizsla Copper Corp. as a wholly owned subsidiary of Vizsla Silver Corp. ("Vizsla Silver"). The Company changed its name to 1283303 B.C. Ltd. on April 23, 2021, and then to Vizsla Royalty Corp on July 9, 2021. On October 13, 2023, Vizsla Royalty Corp.'s name was changed to Panuco Royalty Corp. Vizsla Royalties Corp. was incorporated. (the "Company", "Vizsla Royalties") on October 13, 2023, as a wholly-owned subsidiary of Vizsla Silver. Vizsla Silver transferred its ownership of Panuco Royalty Corp. to the Company and therefore Panuco Royalty Corp. became a wholly owned subsidiary of Vizsla Royalties Corp. The Company is a royalty-focused company with initial assets comprised of net smelter royalties ("NSR") on Vizsla Silver's wholly-owned Panuco-Copala projects located in Mexico.

The head office and principal address of the Company is located at Suite 1723 - 595 Burrard Street, Vancouver, BC V7X 1J1.

The Company's activities for royalty generation are in an emerging nation and, consequently, may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory, and political situations.

As at April 30, 2023, the Company had no revenues, had a working capital deficit of $1,260,714 (April 30, 2022 - $1,292,304), and expects to incur further losses in the development of its business, all of which indicate a material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. The Company will require additional financing to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead, and discharge its liabilities as they come due.

2

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024, and 2022

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended	Year Ended
	April 30, 2023	April 30, 2022
	$	$
Net income for the year	19,151	5,278
Comprehensive income/(loss) for the year	45,614	(2,762)
Income per share (basic and diluted)	19,151	5,278
Total assets	302,102	209,241
Current liabilities	(1,562,815)	(1,501,544)
Shareholders' deficit	(1,260,713)	(1,292,303)

The net income for the year increases due to foreign exchange gain from the weakening of United States dollars. The comprehensive income for the year changes from comprehensive loss due to the strengthening of the Mexican pesos from 2023 which leads to a $26,463 translation gain of the Mexican operations. The Company's total assets include Mexico value-added taxes receivable (IVA) which grew over the year because of the additional royalty purchase payments.

RESULTS OF OPERATION AND FINANCIAL RESULTS

For the fiscal year ending on April 30, 2023, the Company reported a net income of $19,151, compared to $5,278 for the year ending April 30, 2022. The increase in net income was primarily driven by $21,081 gains from the strengthening of the Mexican peso against United States dollars (April 30, 2022: $5,302), $1,890 in legal fees (April 30, 2022: $nil), and $40 of various office expenses (April 30, 2022: $24). Additionally, the Company recorded other comprehensive income of $45,614, compared to the loss of $2,762 reported on April 30, 2022. This change was attributed to translation gains related to the foreign operation.

LIQUIDITY

As of April 30, 2023, the Company's cash and cash equivalents were $55,311 (April 30, 2022: $2,479) and a working deficit of $1,260,714 (April 30, 2022: $1,292,304). The working deficit is due to a related party amount owing to Vizsla Silver as Vizsla Silver transferred cash to the Company to purchase the royalty in Minera Canam.

During the year ended April 30, 2023, $1,930 was used in operating activities compared to $1,233 generated during the year ended April 30, 2022. $1,542,452 was used in investing activities in 2023 compared to nil in 2022. $1,595,640 was generated from financing activities compared to $1,307 in 2022.

The Company has no long-term debt or commitments.

As the Company has no revenues, its ability to fund operations is dependent upon its parent company, Vizsla Silver. See Section "Risk Factors", below.

CAPITAL RESOURCES

The Company had 1 issued and outstanding common shares as of April 30, 2023 (April 30, 2022 - 1).

3

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024, and 2022

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

As of April 30, 2023, the amount due to related party includes $1,546,277 (April 30, 2022: $1,307) transferred by Vizsla Silver to the Company to purchase the royalty interests from Minera Canam.

PROPOSED TRANSACTIONS

There are no proposed transactions as of the date of this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

4

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024, and 2022

CRITICAL ACCOUNTING ESTIMATES (Continued)

Going concern evaluation

As discussed in note 1 to the consolidated financial statements, the financial statements have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for the financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used, and such adjustments could be material.

The Company reviews the going concern assessment at the end of each reporting period. There were no material changes to the assessment as at April 30, 2023.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than that are disclosed in note 3 to the annual audited consolidated financial statements for the years ended April 30, 2023, and 2022.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, price risk, credit risk, and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk of losses that arise because of changes in contracted interest rates. The Company is not exposed to significant interest rate risk.

Foreign currency risk

The Company incurs certain expenses in currencies other than the functional currency. The Company is subject to foreign exchange risk because of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in the foreign exchange rate of CAD to MXN and CAD to USD would increase/decrease the net and comprehensive income for the year ended April 30, 2023, by approximately $13,273 (April 30, 2022: $249). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing is not a significant risk to the Company.

5

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024, and 2022

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS (Continued)

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, including exploration plans. The Company attempts to ensure that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows from operations and holdings of cash and cash equivalents.

OTHER REQUIREMENTS

Risks Factors and Uncertainties

Overview

The Company is focused on gaining exposure to commodity prices by making strategic investments in mining interests, including royalties, streams, debt and equity investments in mining companies. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations of metal prices, the proximity and capacity of milling facilities, mineral markets, processing reagents and equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment.

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

6

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024, and 2022

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Foreign Operations and Political Risk

The Company's mineral properties are in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property, and changes in government regulations such as tax laws, business laws, environmental laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by several factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Increased Costs

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to several factors, such as the results of ongoing exploration activities (positive or negative), changes in mineralisation encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. In the event that any such conflict of interest arises, the Company's policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

7

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024, and 2022

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

Government Regulation

The Company operates in an industry that is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to the development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could be in violation of, or non-compliant with, regulations it is not aware of.

On April 21, 2023, the Mexican parliament's lower house voted to approve significant changes to the country's mining laws with the intention of avoiding overexploitation of natural resources (the "Proposed Mining Law Amendments"). It is uncertain whether the Proposed Mining Law Amendments will be enacted in the form approved by the lower house of parliament or at all. This MD&A does not take into account the Proposed Mining Law Amendments.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change. There were no changes in our internal controls over financial reporting during the year period ended April 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

ADDITIONAL DISCLOSURE FOR ISSUERS WITHOUT SIGNIFICANT REVENUE

The consolidated financial statements present the significant components of general and administrative expenditures. Significant components of mineral property expenditures are included in Section Results of Operations.

8

VIZSLA ROYALTIES CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2024, and 2022

Outstanding Share Data

The Company's authorized share capital consists of an unlimited number of common shares without par value. As of the date of this MD&A, the Company had 1 issued and outstanding common shares. Details of issued share capital are included in Note 8 of the consolidated financial statements for the year ended April 30, 2023.

OTHER INFORMATION

All technical reports on material properties, press releases, and material change reports for Vizsla Silver Corp. are filed on SEDAR+ at www.sedarplus.ca.

CAPITAL MANAGEMENT

The Company manages its capital to safeguard the Company's ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

To maintain or adjust the capital structure, the Company may request capital injection from Vizsla Silver. There were no changes in the Company's approach to capital management during the period ended April 30, 2023. In the management of capital, the Company includes the components of shareholders' equity, as well as cash. As at April 30, 2023, the Company is not subject to externally imposed capital requirements.

FORWARD-LOOKING STATEMENTS

Certain information, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19"), volatility in the global financial markets, increased inflation, and turbulence in mining markets resulting from the invasion of Ukraine by Russia, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

9

SCHEDULE "J"

SPINCO PRO FORMA FINANCIAL STATEMENTS

(Please see attached)

VIZSLA ROYALTIES CORP.

Pro Forma Consolidated Financial Statements

For the nine months ended January 31, 2024

(Unaudited - Expressed in Canadian dollars)

VIZSLA ROYALTIES CORP.

Pro Forma Consolidated Statement of Financial Position
(Unaudited - Expressed in Canadian dollars)

				Pro forma
		January 31,	Pro forma	January 31,
	Note	2024	adjustments	2024
		$	$	$
ASSETS
Current
Cash and cash equivalents	4(e), 4(f), 4(g)	21,887	6,580,000	6,601,887
Taxes receivable		257,656	-	257,656
		279,543	6,580,000	6,859,543
Royalty interests	4(b)	-	-	-
Total assets		279,543	6,580,000	6,859,543

LIABILITIES
Current
Accounts payable and accrued liabilities		31,050	-	31,050
Due to related party	1, 4(f)	1,609,312	3,500,000	5,109,312
Total liabilities		1,640,362	3,500,000	5,140,362

SHAREHOLDERS' (DEFICIENCY) EQUITY
	4(c), 4(d),
Share capital	4(e), 4(g)	1	3,000,000	3,000,001
Reserves	4(e)	-	80,000	80,000
Contributed deficit		(1,316,704)	-	(1,316,704)
Accumulated other comprehensive income		28,250	-	28,250
Deficit		(72,366)	-	(72,366)
Total shareholders' (deficiency) equity		(1,360,819)	3,080,000	1,719,181
Total liabilities and shareholders' (deficiency) equity		279,543	6,580,000	6,859,543

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

2

VIZSLA ROYALTIES CORP.

Pro Forma Consolidated Statement of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian dollars)

				Pro forma
		Nine months		Nine months
		ended		ended
		January 31,	Pro forma	January 31,
	Note	2024	adjustments	2024
		$	$	$
Foreign exchange loss		1,381	-	1,381
Office and miscellaneous		253	-	253
Professional fees		95,160	-	95,160
Net loss		(96,794)	-	(96,794)

Translation gain on foreign operations		9,827	-	9,827
Comprehensive loss		(86,967)	-	(86,967)

Net loss per share:
Basic and diluted	1, 4(a)	(96,794.00)	-	(1.16)

Weighted average number of common shares:
Basic and diluted	1, 4(a)	1	-	83,333

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

3

VIZSLA ROYALTIES CORP. Notes to the Pro Forma Consolidated Financial Statements For the nine months ended January 31, 2024 (Unaudited - Expressed in Canadian dollars)

1. PLAN OF ARRANGEMENT

These unaudited pro forma consolidated financial statements for the nine months ended January 31, 2024 (the "financial statements") of Vizsla Royalties Corp. (the "Company", "Vizsla Royalties") have been compiled for purposes of inclusion in an information circular dated May 17, 2024 (the "Information Circular").

The Company was incorporated on October 13, 2023 as a wholly owned subsidiary of Vizsla Silver Corp. ("Vizsla Silver").

The Company owns 100% of the outstanding shares of Panuco Royalty Corp., which was incorporated on January 11, 2021(1) as a wholly owned subsidiary of Vizsla Silver and owns 100% of the outstanding shares of Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties"). Canam Royalties owns a net smelter return royalty (the "Royalty") on any future mineral production at Vizsla Silver's flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico (the "Project"). The Royalty consists of: (i) a 2.0% net smelter return royalty on certain unencumbered concessions comprising the Project; and (ii) a 0.5% net smelter return royalty on certain encumbered concessions comprising the Project which have a pre-existing 3.0% net smelter return royalty in favor of a third party (the "Underlying Royalty").

On March 27, 2024, the Company entered into an arrangement agreement with Vizsla Silver, whereby Vizsla Silver plans to spin out certain common shares and common share purchase warrants of the Company to the shareholders of Vizsla Silver (the "Spinout Transaction"). The Spinout Transaction will be completed pursuant to a plan of arrangement under the Business Corporations Act of British Columbia (the "Plan of Arrangement").

The Spinout Transaction involves, among other things, the distribution of common shares (the "Vizsla Royalties Shares") and common share purchase warrants of Vizsla Royalties (the "Vizsla Royalties Warrants") to the shareholders of Vizsla Silver such that each shareholder as of a particular date, immediately prior to closing of the transaction (the "Record Date") will receive one- third of a Vizsla Royalties Share and one-third of a Vizsla Royalties Warrant for each common share of Vizsla Silver held as of the Record Date. In addition, existing stock options and warrants of Vizsla Silver will be adjusted in accordance with the Plan of Arrangement.

Pursuant to the Spinout Transaction, Vizsla Silver will effectively be separated into two companies: (1) Vizsla Silver, a publicly traded silver exploration company focused on advancing the Project; and (2) Vizsla Royalties, a royalty focused company. It is contemplated that the common shares and warrants of Vizsla Royalties will be listed on the TSX Venture Exchange following completion of the Spinout Transaction.

In connection with the Spinout Transaction, Vizsla Silver is also expected to: (a) transfer to the Company the right to purchase one-half of the Underlying Royalty (the "Buyback Right"). The Buyback Right can be exercised by making a cash payment to the third-party holder of the Underlying Royalty in the amount of approximately US$2,000,000; and (b) grant the Company the right to acquire a royalty on any future mineral properties acquired by Vizsla Silver within a two-kilometer boundary of the Project in the 24-month period after completion of the Spinout Transaction (the "Royalty Right"). Following exercise of the Buyback Right, the Royalty will consist of a 2.0% net smelter returns royalty on the entire Project.

Following the completion of the Spinout Transaction, the Company intends to settle $1,609,312 due to Vizsla Silver by issuing common shares. As a result, approximately 32 million common shares will be issued.

Prior to completing a public listing, the Company intends to complete a share consolidation on a one new Vizsla Royalties Share for every ten old Vizsla Royalties Shares basis (the "Consolidation"). As a result, all references to the number of common shares, weighted average number of common shares, loss per share, and warrants in these financial statements have been presented to give effect to the Consolidation.

______________________________________

(1) Panuco Royalty Corp. was initially incorporated under the name Vizsla Copper Corp. and its name was changed on April 23, 2021 to 1283303 B.C. Ltd. and then to Vizsla Royalty Corp. on July 9, 2021. Its name was changed to Panuco Royalty Corp. on October 13, 2023.

4

VIZSLA ROYALTIES CORP. Notes to the Pro Forma Consolidated Financial Statements For the nine months ended January 31, 2024 (Unaudited - Expressed in Canadian dollars)

2. BASIS OF PREPARATION

a) Basis of presentation

These financial statements and the pro forma adjustments contained herein have been prepared in accordance with the principals and requirements of International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board.

These financial statements give effect to the Plan of Arrangement (Note 1). These financial statements are provided for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Plan of Arrangement actually occurred on January 31, 2024 or the results of operations that would have resulted had the Plan of Arrangement actually occurred on January 31, 2024. In addition, these pro forma financial statements are not necessarily indicative of the future financial position or results of operations of the Company as a result of the Plan of Arrangement.

These financial statements have been prepared by management using the following:

• The reviewed interim consolidated financial statements of the Company for the nine months ended January 31, 2024 and 2023;

• Additional information set out in Note 1 and Note 4.

These financial statements should be read in conjunction with the reviewed interim consolidated financial statements of the Company for the nine months ended January 31, 2024 and 2023, and the audited consolidated financial statements of the Company for the years ended April 30, 2023 and 2022, all of which are contained within the Information Circular.

b) Functional and presentation currency

The financial statements are presented in Canadian dollars, which is also the functional currency of the Company. References to "$" or "CAD" are to Canadian dollars, references to "US$" are to United States dollars, and references to "MXN" are to Mexican pesos.

c) Basis of consolidation

These financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

A summary of the Company's subsidiaries included in these financial statements as at January 31, 2024 is as follows:

	Country of	Percentage	Functional	Principal
Subsidiary	incorporation	ownership	currency	activities
Canam Royalties Mexico, S.A. de C.V.	Mexico	100%	MXN	Royalty company
Panuco Royalty Corp.	Canada	100%	CAD	Royalty company

3. MATERIAL ACCOUNTING POLICIES

The accounting policies used in the preparation of these financial statements are those set out in the Company's audited consolidated financial statements for the years ended April 30, 2023 and 2022.

5

VIZSLA ROYALTIES CORP. Notes to the Pro Forma Consolidated Financial Statements For the nine months ended January 31, 2024 (Unaudited - Expressed in Canadian dollars)

4. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The financial statements include the following pro forma assumptions and adjustments as if they had occurred at January 31, 2024:

a) Prior to completing a public listing, the Company intends to complete a share consolidation on a one new Vizsla Royalties Share for every ten old Vizsla Royalties Shares basis. As a result, all references to the number of common shares, weighted average number of common shares, loss per share, and warrants have been presented to give effect to the Consolidation.

b) Under IFRS Accounting Standards, the grant of the Royalty by Vizsla Silver to the Company is considered to be a transaction between parties under common control and accordingly the value of the Royalty has been recorded for accounting purposes at its historical carrying cost of $nil. As Vizsla Silver and the shareholders of Vizsla Silver continue to hold their respective interests in the Company, there was no resultant change of control in either company, or the underlying assets acquired. As such, the Plan of Arrangement was considered a capital reorganization and was excluded from the scope of IFRS 3 Business Combinations.

c) Upon completion of the Spinout Transaction, 0.10 common share of the Company held by Vizsla Silver will be cancelled and the related value of $1.00 will be reclassified to contributed deficit. New shares will be issued to Vizsla Silver and the shareholders of Vizsla Silver from contributed deficit as outlined in (c) and (d) below. As the Plan of Arrangement was conducted between parties under common control, the transfer of Vizsla Royalties Shares to Vizsla Silver and the shareholders of Vizsla Silver has been accounted for at the carrying value of Vizsla Silver's ownership of $1.00.

d) Pursuant to the Plan of Arrangement, Vizsla Silver will be issued approximately 10,000,000 Vizsla Royalties Shares with a total value of $0.56.

e) Pursuant to the Plan of Arrangement, each shareholder as of the Record Date will receive one-third of a Vizsla Royalties Share and one-third of a Vizsla Royalties Warrant for each common share of Vizsla Silver held as of the Record Date. As a result, approximately 8,000,000 Vizsla Royalties Shares with a total value of $0.44 will be issued and 8,000,000 Vizsla Royalties Warrants with an estimated fair value of $80,000 will be issued. Each Vizsla Royalties Warrant entitles the holder to acquire one additional Vizsla Royalties Share at a price of $0.50 per share until the earlier of: (i) 120 days after the date of a public listing, and (ii) December 31, 2025. Vizsla Silver will pay $80,000 to the Company for the subscription of 8,000,000 Vizsla Royalties Warrants to be issued to the shareholders of Vizsla Silver.

f) Following completion of the Spinout Transaction, Vizsla Silver intends to lend the Company $3,500,000 (the "Loan"). Proceeds from the Loan are expected to be utilized by the Company to exercise the Buyback Right and to pay related transaction fees.

g) The Company intends to complete a non-brokered private placement of the Vizsla Royalties Shares at a price of $0.60 per share for gross proceeds of $3,000,000 (the "Initial Private Placement"). Proceeds of the Initial Private Placement are expected to be used for general working capital purposes.

5. INCOME TAXES

No value has been ascribed to any acquired tax loss carry forwards obtained by Vizsla Royalties as part of the Plan of Arrangement, as Vizsla Royalties is an early-stage company, and it is not known whether sufficient future taxable profits will be available to utilize these losses prior to expiry.

6

VIZSLA ROYALTIES CORP. Notes to the Pro Forma Consolidated Financial Statements For the nine months ended January 31, 2024 (Unaudited - Expressed in Canadian dollars)

6. PRO FORMA EQUITY

A summary of the Company's pro forma statement of changes in shareholders' (deficiency) equity is as follows:

								Total
						Other		shareholders'
		Common	Share		Contributed	comprehensive		(deficiency)
	Note	shares	capital	Reserves	deficit	income (loss)	Deficit	equity
		#	$	$	$	$	$	$
Balance, April 30, 2022		0.10	1.00	-	(1,289,542.00)	(8,040.00)	5,277.00	(1,292,304.00)
Royalty interests		-	-	-	(14,024.00)	-	-	(14,024.00)
Net income and other comprehensive income for the period		-	-	-	-	6,136.00	35,511.00	41,647.00
Balance, January 31, 2023		0.10	1.00	-	(1,303,566.00)	(1,904.00)	40,788.00	(1,264,681.00)
Net (loss) and other comprehensive income for the period		-	-	-	-	20,327.00	(16,360.00)	3,967.00
Balance, April 30, 2023		0.10	1.00	-	(1,303,566.00)	18,423.00	24,428.00	(1,260,714.00)
Royalty interests		-	-	-	(13,138.00)	-	-	(13,138.00)
Cancellation of Vizsla Royalties' share held by Vizsla Silver upon the Spinout Transaction	4(c)	(0.10)	(1.00)	-	1.00	-	-	-
Shares issued to Vizsla Silver	4(d)	10,000,000.00	0.56	-	(0.56)	-	-	-
Shares issued to Vizsla Silver's shareholders	4(e)	8,000,000.00	0.44	-	(0.44)	-	-	-
Warrants issued to Vizsla Silver's shareholders	4(e)	-	-	80,000.00	-	-	-	80,000.00
Shares issued for private placement	4(g)	5,000,000.00	3,000,000.00	-	-	-	-	3,000,000.00
Net (loss) and other comprehensive income for the period		-	-	-	-	9,827.00	(96,794.00)	(86,967.00)
Balance, January 31, 2024		23,000,000.00	3,000,001.00	80,000.00	(1,316,704.00)	28,250.00	(72,366.00)	1,719,181.00

7

SCHEDULE "K"

SPINCO STOCK OPTION PLAN

(Please see attached)

VIZSLA ROYALTIES CORP.

STOCK OPTION PLAN

(the "Plan")

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1Definitions

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms will have the meanings set forth below:

(a) "Administrator" means such Executive or Employee of the Company as may be designated as Administrator by the Committee from time to time, if any.

(b) "Associate" means, where used to indicate a relationship with any person:

(i) any relative, including the spouse of that person or a relative of that person's spouse, where the relative has the same home as the person;

(ii) any partner, other than a limited partner, of that person;

(iii) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(iv) any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the corporation.

(c) "Blackout Period" means a period during which the Company prohibits Option Holders from exercising Options.

(d) "Board" means the board of directors of the Company.

(e) "Change of Control" means an occurrence when either:

(i) a Person or Entity, other than the current "control person" of the Company (as that term is defined in the Securities Act), becomes a "control person" of the Company; or

(ii) a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company's then- incumbent Board.

(f) "Committee" means a committee of the Board appointed in accordance with this Plan or if no such committee is appointed, the Board itself.

(g) "Company" means Vizsla Royalties Corp.

(h) "Consultant" means, in relation to the Company, an individual (other than a Director, Officer or Employee of the Company or of any of its subsidiaries) or company that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to any of its subsidiaries, other than services provided in relation to a "distribution" (as that term is described in the Securities Act);

(ii) provides the services under a written contract between the Company or any of its subsidiaries and the individual or the company, as the case may be; and

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or of any of its subsidiaries

(i) "Director" means a duly elected or appointed member of the Board.

(j) "Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability.

(k) "Employee" means:

(i) an individual who is considered an employee of the Company or any Subsidiary under the Income Tax Act (Canada) and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

(ii) an individual who works full-time for the Company or any Subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, as the case may be, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or any Subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, as the case may be, but for whom income tax deductions are not made at source and includes:

(iv) a corporation wholly-owned by such individual; and

(v) any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(l) "Exchange Hold Period" has the meaning assigned in TSXV Policies.

(m) "Executive" means an individual who is a director or officer of the Company or a Subsidiary, and includes:

(i) a corporation wholly-owned by such individual; and

(ii) any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(n) "Exercise Notice" means the written notice of the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder.

(o) "Exercise Period" means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(p) "Exercise Price" means the price at which an Option is exercisable as determined in accordance with section 5.3.

(q) "Expiry Date" means the date the Option expires as set out in the Option Certificate or as otherwise determined in accordance with sections 5.4, 6.2, 6.3, 6.4, 11.1 or 11.5.

(r) "Expiry Time" means the time the Option expires on the Expiry Date, which is 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date.

(s) "Grant Date" means the date on which the Committee grants a particular Option, which is the date the Option comes into effect provided however that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(t) "Insider" means an insider as that term is defined in the Securities Act.

(u) "Issued Shares" means the number of Shares that are then issued and outstanding on a non-diluted basis.

(v) "Market Price" has the meaning assigned in TSXV Policies.

(w) "Market Value" means the market value of the Shares as determined in accordance with section 5.3.

(x) "Officer" means an officer duly appointed by the Board.

(y) "Option" means an incentive share purchase option granted pursuant to this Plan entitling the Option Holder to purchase Shares of the Company.

(z) "Option Certificate" means the certificate, in substantially the form set out as Schedule "A" hereto, evidencing the Option.

(aa) "Option Holder" means a Person or Entity who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(bb) "Outstanding Issue" means the number of Shares that are outstanding (on a non-diluted basis) immediately prior to the Share issuance or grant of Option in question.

(cc) "Person or Entity" means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such partnership, limited partnership, syndicate or group shall be deemed to be a Person or Entity.

(dd) "Personal Representative" means:

(i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(ee) "Plan" means this stock option plan as from time to time amended.

(ff) "Regulatory Approvals" means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder.

(gg) "Regulatory Authorities" means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder.

(hh) "Regulatory Rules" means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities.

(ii) "Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418 as from time to time amended.

(jj) "Share" or "Shares" means, as the case may be, one or more common shares without par value in the capital stock of the Company.

(kk) "Subsidiary" means a wholly-owned or controlled subsidiary corporation of the Company.

(ll) "Triggering Event" means:

(i) the proposed dissolution, liquidation or wind-up of the Company;

(ii) a proposed merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

(iii) the proposed acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons or Entities;

(iv) a proposed Change of Control of the Company;

(v) the proposed sale or other disposition of all or substantially all of the assets of the Company; or

(vi) a proposed material alteration of the capital structure of the Company which, in the opinion of the Committee, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to the Options granted hereunder to permit the Plan and Options granted hereunder to stay in effect.

(mm) "TSXV" means the TSX Venture Exchange.

(nn) "TSXV Policies" means the rules and polcies of the TSXV as amended from time to time.

(oo) "Vest" or "Vesting" means that a portion of the Option granted to the Option Holder which is available to be exercised by the Option Holder at any time and from time to time.

(pp) "VWAP" means the volume weighted average trading price of the Shares calculated by dividing the total value by the total volume of such securities traded for the five trading days immediately preceding the exercise of the subject Option. Where appropriate, internal crosses and certain other special terms trades may be excluded from the calculation.

 1.2                         Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia. The Company and each Option Holder hereby attorn to the exclusive jurisdiction of the Courts of British Columbia in respect of any legal proceedings relating to the Plan or Options granted hereunder.

1.3Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2

PURPOSE AND PARTICIPATION

2.1                         Purpose of Plan

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to incent such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments.

2.2                         Participation in Plan

The Committee shall, from time to time and in its sole discretion, determine those Executives, Employees and Consultants, if any, to whom Options are to be granted.

2.3                         Limits on Option Grants

The following limitations shall apply to the Plan and all Options thereunder so long as such limitations are required by the TSXV:

(a) the maximum number of Options which may be granted to any one Option Holder under the Plan within any 12 month period shall be 5% of the Outstanding Issue (unless the Company has obtained disinterested shareholder approval as required by the TSXV);

(b) the maximum number of Options which may be granted to Insiders (as a group) within any 12 month period must not exceed 10% of the Outstanding Issue (including any Options which are granted and exercised within that 12 month period unless the Company has obtained disinterested shareholder approval as required by the TSXV);

(c) the maximum aggregate number of Options which may be granted to Insiders (as a group) must not exceed 10% of the Issued Shares at any point in time (unless the Company has obtained disinterested shareholder approval as required by the TSXV);

(d) with respect to section 5.1, the Expiry Date of an Option shall be no later than the tenth anniversary of the Grant Date of such Option;

(e) the maximum number of Options which may be granted to any one Consultant within any 12 month period must not exceed 2% of the Outstanding Issue; and

(f) the maximum number of Options which may be granted within any 12 month period to all Employees or Consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue in the aggregate, and such options must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period.

2.4                         Notification of Grant

Following the granting of an Option, the Administrator shall, within a reasonable period of time, notify the Option Holder in writing of the grant and shall enclose with such notice the Option Certificate representing the Option so granted. In no case will the Company be required to deliver an Option Certificate to an Option Holder until such time as the Company has obtained all necessary Regulatory Approvals for the grant of the Option.

2.5                         Copy of Plan

Each Option Holder, concurrently with the notice of the grant of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.6                         Limitation on Service

The Plan does not give any Option Holder that is an Executive the right to serve or continue to serve as an Executive of the Company or any Subsidiary, nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company or any Subsidiary.

2.7                         No Obligation to Exercise

Option Holders shall be under no obligation to exercise Options granted under this Plan.

2.8Agreement

The Company and every Option Holder granted an Option hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan. In the event that the Option Holder receives his, her or its Options pursuant to an oral or written agreement with the Company or a Subsidiary, whether such agreement is an employment agreement, consulting agreement or any other kind of agreement of any kind whatsoever, the Option Holder acknowledges that in the event of any inconsistency between the terms relating to the grant of such Options in that agreement and the terms attaching to the Options as provided for in this Plan, the terms provided for in this Plan shall prevail and the other agreement shall be deemed to have been amended accordingly.

2.9Notice

Any notice, delivery or other correspondence of any kind whatsoever to be provided by the Company to an Option Holder will be deemed to have been provided if provided to the last home address, fax number or email address of the Option Holder in the records of the Company and the Company shall be under no obligation to confirm receipt or delivery.

2.10                         Representation to TSXV

As a condition precedent to the issuance of an Option, the Company and the Option Holder must be able to represent to the TSXV as of the Grant Date that the Option Holder is a bona fide Executive, Employee or Consultant of the Company or any Subsidiary. The Option Certificate to which the Option Holder is a party must contain such a representation by the Option Holder.

ARTICLE 3

NUMBER OF SHARES UNDER PLAN

3.1                         Board to Approve Issuance of Shares

The Board shall approve by resolution the issuance of all Shares to be issued to Option Holders upon the exercise of Options, such authorization to be deemed effective as of the Grant Date of such Options regardless of when it is actually done. The Board shall be entitled to approve the issuance of Shares in advance of the Grant Date, retroactively after the Grant Date, or by a general approval of this Plan.

3.2                         Number of Shares

This Plan is a "rolling" plan. Subject to adjustment as provided for herein, the number of Shares which will be available for purchase pursuant to Options granted pursuant to this Plan will not exceed 10% of the number of issued and outstanding Shares as at the date of grant or issuance of any Options under the Plan. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan.

3.3                         Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

ARTICLE 4

GRANT OF OPTIONS

4.1                         Grant of Options

The Committee shall, from time to time in its sole discretion, grant Options to such Persons or Entities and on such terms and conditions as are permitted under this Plan.

4.2                         Record of Option Grants

The Committee shall be responsible to maintain a record of all Options granted under this Plan and such record shall contain, in respect of each Option:

(a) the name and address of the Option Holder;

(b) the category (Executive, Employee or Consultant) under which the Option was granted to him, her or it;

(c) the Grant Date and Expiry Date of the Option;

(d) the number of Shares which may be acquired on the exercise of the Option and the Exercise Price of the Option;

(e) the vesting and other additional terms, if any, attached to the Option; and

(f) the particulars of each and every time the Option is exercised.

4.3                         Effect of Plan

All Options granted pursuant to the Plan shall be subject to the terms and conditions of the Plan notwithstanding the fact that the Option Certificates issued in respect thereof do not expressly contain such terms and conditions but instead incorporate them by reference to the Plan. The Option Certificates will be issued for convenience only and in the case of a dispute with regard to any matter in respect thereof, the provisions of the Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

ARTICLE 5

TERMS AND CONDITIONS OF OPTIONS

5.1                         Exercise Period of Option

Subject to sections 5.4, 6.2, 6.3, 6.4, 11.1 and 11.5, the Grant Date and the Expiry Date of an Option shall be the dates fixed by the Committee at the time the Option is granted and shall be set out in the Option Certificate issued in respect of such Option.

5.2                         Number of Shares Under Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option.

5.3                         Exercise Price of Option

The Exercise Price at which an Option Holder may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Exercise Price shall not be less than the Market Value of the Shares as of the Grant Date. The Market Value of the Shares for a particular Grant Date shall be determined as follows:

(a) for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the day immediately preceding the Grant Date, and may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(b) if the Company's Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c) if the Company's Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(d) if the Company's Shares are not listed on any organized trading facility, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arm's length.

Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

5.4                         Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Committee at the time the Option is granted as set out in the Option Certificate and the date established, if applicable, in paragraphs (a) or (b) below or sections 6.2, 6.3, 6.4 and 11.5 of this Plan:

(a) Ceasing to Hold Office - In the event that the Option Holder holds his or her Option as an Executive and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to hold such position unless the Option Holder ceases to hold such position as a result of:

(i) ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

(ii) a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

(iii) an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position; or

Notwithstanding the foregoing, the Committee may, in its sole discretion if it determines such is in the best interests of the Company, extend the expiry date to a later date within a reasonable period not exceeding one year in accordance with TSXV Policies.

(b) Ceasing to be Employed or Engaged - In the event that the Option Holder holds his or her Option as an Employee or Consultant and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be the 30th day following the date the Option Holder ceases to hold such position, unless the Option Holder ceases to hold such position as a result of:

(i) termination for cause;

(ii) resigning his or her position;

(iii) an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

Notwithstanding the foregoing, the Committee may, in its sole discretion if it determines such is in the best interests of the Company, extend the expiry date to a later date within a reasonable period not exceeding one year in accordance with the TSXV Policies.

In the event that the Option Holder ceases to hold the position of Executive, Employee or Consultant for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Committee may, in its sole discretion, choose to permit the Option to stay in place for that Option Holder with such Option then to be treated as being held by that Option Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option Holder under section 9.2. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

5.5                         Vesting of Option and Acceleration

The vesting schedule for an Option, if any, shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options including, other than Options held by Option Holders engaged in investor relations activities, without limitation, on a Triggering Event, and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under section 9.2. For clarity, the Committee may not elect to accelerate the vesting schedule of one or more Options held by Option Holders engaged in investor relations activities without the prior written approval of the Exchange.

5.6                         Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Committee may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in a schedule attached to the Option Certificate. The Option Certificates will be issued for convenience only, and in the case of a dispute with regard to any matter in respect thereof, the provisions of this Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

ARTICLE 6

TRANSFERABILITY OF OPTIONS

6.1Non-transferable

Except as provided otherwise in this ARTICLE 6, Options are non-assignable and non-transferable.

6.2                         Death of Option Holder

In the event of the Option Holder's death, any Options held by such Option Holder shall pass to the Personal Representative of the Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date.

6.3                         Disability of Option Holder

If the employment or engagement of an Option Holder as an Employee or Consultant or the position of an Option Holder as a director or officer of the Company or a Subsidiary is terminated by the Company by reason of such Option Holder's Disability, any Options held by such Option Holder shall be exercisable by such Option Holder or by the Personal Representative on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable Expiry Date.

6.4                         Disability and Death of Option Holder

If an Option Holder has ceased to be employed, engaged or appointed as a director or officer of the Company or a Subsidiary by reason of such Option Holder's Disability and such Option Holder dies within one year after the termination of such engagement, any Options held by such Option Holder that could have been exercised immediately prior to his or her death shall pass to the Personal Representative of such Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the death of such Option Holder and the applicable Expiry Date.

6.5Vesting

Notwithstanding any vesting schedule to which Options are subject, Options shall cease to vest immediately if the employment or engagement of an Option Holder as an Employee or Consultant or the position of an Option Holder as a director or officer of the Company or a Subsidiary is terminated for any reason whatsoever. In which case, the Option Holder may only exercise such number of Options that are vested as at the date of termination of such Option Holder's employment, engagement or appointment as a director or officer.

6.6                         Deemed Non-Interruption of Engagement

Employment or engagement by the Company other bona fide leave of absence if the period shall be deemed to continue intact during any military or sick leave or of such leave does not exceed 90 days or, if longer, for so long as the Option Holder's right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder's re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

ARTICLE 7

EXERCISE OF OPTION

7.1                         Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option.

Without limiting the foregoing, the Committee may, in its sole discretion, permit the exercise of an Option through either:

(a) a cashless exercise (a "Cashless Exercise") mechanism, whereby:

(i) a sufficient number of the Shares issued upon exercise of the Options will be sold by a designated broker on behalf of and for the benefit of the Option Holder to satisfy the Exercise Price of the Options; and

(ii) the Exercise Price of the Options will be delivered to the Company and the Option Holder will receive only the remaining unsold Shares from the exercise of the Options and the net proceeds of the sale after deducting (A) the Exercise Price of the Options, (B) applicable taxes and (C) any applicable fees and commissions, all as determined by the Committee from time to time; or

(b) a net exercise (a "Net Exercise") mechanism, whereby Options, excluding Options held by any an Option Holder engaged in investor relations activities, are exercised without the Option Holder making any cash payment so the Company does not receive any cash from the exercise of the subject Options (other than in respect of applicable taxes), and instead the Option Holder receives only the number of underlying Shares that is the equal to the quotient obtained by dividing:

(i) the product of the number of underlying Shares subject to the Options being exercised multiplied by the difference between the VWAP of the underlying Shares and the exercise price of the subject Options; by

(ii) the VWAP of the underlying Shares.

In the event of a Cashless Exercise or Net Exercise, the number of Options exercised, surrendered or converted, and not the number of Shares actually issued by the Company, must be included in calculating the applicable limits in the Plan.

7.2                         Issue of Share Certificates

As soon as reasonably practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased.

An Exchange Hold Period will be applied from the date of grant for all Options granted to:

• Insiders of the Company; or

• where Options are granted to any service provider, where the Exercise Price is at a discount to the Market Price.

If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall also provide a new Option Certificate for the balance of Shares available under the Option to the Option Holder concurrent with delivery of the Share Certificate.

7.3                         No Rights as Shareholder

Until the date of the issuance of the certificate for the Shares purchased pursuant to the exercise of an Option, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option, unless the Committee determines otherwise. In the event of any dispute over the date of the issuance of the certificates, the decision of the Committee shall be final, conclusive and binding.

ARTICLE 8

ADMINISTRATION

8.1                         Board or Committee

The Plan shall be administered by the Board, by a Committee of the Board appointed in accordance with section 8.2, or by an Administrator appointed in accordance with paragraph 8.4(b).

8.2                         Appointment of Committee

The Board may at any time appoint a Committee, consisting of not less than two of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

8.3                         Quorum and Voting

A majority of the members of the Committee shall constitute a quorum and, subject to the limitations in this ARTICLE 8, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of Options pursuant to the Plan, except that no such member shall act upon the granting of an Option to himself or herself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to the granting of Options to that member). The Committee may approve matters by written resolution signed by a majority of the quorum.

8.4                         Powers of Committee

The Committee (or the Board if no Committee is in place) shall have the authority to do the following:

(a) administer the Plan in accordance with its terms;

(b) appoint or replace the Administrator from time to time;

(c) determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Value of the Shares;

(d) correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(e) prescribe, amend, and rescind rules and regulations relating to the administration of the Plan;

(f) determine the duration and purposes of leaves of absence from employment or engagement by the Company which may be granted to Option Holders without constituting a termination of employment or engagement for purposes of the Plan;

(g) do the following with respect to the granting of Options:

(i) determine the Executives, Employees or Consultants to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

(ii) determine the terms of the Option to be granted to an Option Holder including, without limitation, the Grant Date, Expiry Date, Exercise Price and vesting schedule (which need not be identical with the terms of any other Option);

(iii) subject to any necessary Regulatory Approvals and section 9.2, amend the terms of any Options;

(iv) determine when Options shall be granted; and

(v) determine the number of Shares subject to each Option;

(h) accelerate the vesting schedule of any Option previously granted; and

(i) make all other determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

8.5                         Administration by Committee

All determinations made by the Committee in good faith shall be final, conclusive and binding upon all persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

8.6Interpretation

The interpretation by the Committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final, conclusive and binding and shall not be subject to dispute by any Option Holder. No member of the Committee or any person acting pursuant to authority delegated by it hereunder shall be personally liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Committee and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE 9

APPROVALS AND AMENDMENT

9.1                         Shareholder Approval of Plan

In accordance with TSXV Policies, this Plan is subject to shareholder approval. Any Option granted by the Company under this Plan prior to the Company having obtained all required approvals will be exercisable only subsequent to the Company having obtained such approvals.

The Plan, or any amended version thereof, will be submitted to the shareholders for approval at each annual general meeting of the Company's shareholders.

9.2                         Amendment of Option or Plan

Subject to any required Regulatory Approvals (including but not limited to approval of the Exchange) and any shareholder approval, if applicable, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would:

(a) materially decrease the rights or benefits accruing to an Option Holder; or

(b) materially increase the obligations of an Option Holder;

then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment.

If at the time the Exercise Price of an Option is reduced or the Expiry Date of an Option is extended the Option Holder is an Insider of the Company, disinterested shareholder approval will be obtained by the Company.

ARTICLE 10

CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES

10.1                      Compliance with Laws

An Option shall not be granted or exercised, and Shares shall not be issued pursuant to the exercise of any Option, unless the grant and exercise of such Option and the issuance and delivery of such Shares comply with all applicable Regulatory Rules, and such Options and Shares will be subject to all applicable trading restrictions in effect pursuant to such Regulatory Rules and the Company shall be entitled to legend the Option Certificates and the certificates representing such Shares accordingly.

10.2                      Obligation to Obtain Regulatory Approvals

In administering this Plan, the Committee will seek any Regulatory Approvals which may be required. The Committee will not permit any Options to be granted without first obtaining the necessary Regulatory Approvals unless such Options are granted conditional upon such Regulatory Approvals being obtained. The Committee will make all filings required with the Regulatory Authorities in respect of the Plan and each grant of Options hereunder. No Option granted will be exercisable or binding on the Company unless and until all necessary Regulatory Approvals have been obtained. The Committee shall be entitled to amend this Plan and the Options granted hereunder in order to secure any necessary Regulatory Approvals and such amendments will not require the consent of the Option Holders under section 9.2.

10.3                      Inability to Obtain Regulatory Approvals

The Company shall not be liable with respect to the failure to complete any transaction related to this Plan, including the exercise of Options or the lawful issuance and sale of any Shares pursuant to such Options, if the Company was unable to obtain Regulatory Approval from any applicable Regulatory Authority, which Regulatory Approval is deemed by the Committee to be necessary to complete such transaction.

10.4                      Withholding Tax Requirements

Upon exercise of an Option, the Option Holder shall, upon notification of the amount due and prior to the delivery of the certificates representing the Shares, pay to the Company amounts necessary to satisfy applicable federal and provincial withholding tax requirements and, if applicable, Canada Pension Plan contributions, in such amount as determined by the Company, or shall otherwise make arrangements satisfactory to the Company for such requirements. In order to implement this provision, the Company or any related corporation shall have the right to retain and withhold from any payment of cash or Shares under this Plan the amount of taxes and, if applicable, Canada Pension Plan contributions, in such amount as determined by the Company, to be withheld or otherwise deducted and paid with respect to such payment. At its discretion, the Company may require an Option Holder receiving Shares to reimburse the Company for any such taxes and Canada Pension Plan contributions required to be withheld by the Company and withhold any distribution to the Option Holder in whole or in part until the Company is so reimbursed. In lieu thereof, the Company shall have the right to withhold from any other cash amounts due or to become due from the Company to the Option Holder an amount equal to such taxes and, if applicable, Canada Pension Plan contributions as determined by the Company. The Company may also retain and withhold or the Option Holder may elect, subject to approval by the Company at its sole discretion, to have the Company retain and withhold a number of Shares having a market value of not less than the amount of such taxes and, if applicable, Canada Pension Plan contributions, as determined by the Company, required to be withheld by the Company to reimburse the Company for any such taxes and cancel (in whole or in part) any such Shares so withheld.

ARTICLE 11

ADJUSTMENTS AND TERMINATION

11.1                      Blackout Periods

Notwithstanding the Expiry Date of any Option, such Expiry Date shall be extended to the tenth business day following the last day of a Blackout Period if the Expiry Date would otherwise occur in a Blackout Period. The following requirements are applicable to any such automatic extension provision:

(a) the Blackout Period must be formally imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information;

(b) the Blackout Period must expire following the general disclosure of the undisclosed material information;

(c) the automatic extension of the Expiry Date of an Option Holder's Options is not permitted where the Option Holder or the Company is subject to a cease trade order (or similar order under Regulator Rules) in respect of the Company's securities; and

(d) the automatic extension is available to all eligible Option Holders under the Plan under the same terms and conditions.

11.2                      Termination of Plan

Subject to any necessary Regulatory Approvals, the Committee may terminate or suspend the Plan.

11.3                      No Grant During Suspension of Plan

No Option may be granted during any suspension, or after termination, of the Plan. Suspension or termination of the Plan shall not, without the consent of the Option Holder, alter or impair any rights or obligations under any Option previously granted.

11.4                      Alteration in Capital Structure

If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Committee shall make such adjustments to this Plan and to the Options then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances so that the proportionate interest of each Option Holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a) a change in the number or kind of shares of the Company covered by such Options; and

(b) a change in the Exercise Price payable per Share provided, however, that the aggregate Exercise Price applicable to the unexercised portion of existing Options shall not be altered, it being intended that any adjustments made with respect to such Options shall apply only to the Exercise Price per Share and the number of Shares subject thereto.

For purposes of this section 11.4, and without limitation, neither:

(c) the issuance of additional securities of the Company in exchange for adequate consideration (including services); nor

(d) the conversion of outstanding securities of the Company into Shares shall be deemed to be material alterations of the capital structure of the Company.

Any adjustment made to any Options pursuant to this section 11.4 shall not be considered an amendment requiring the Option Holder's consent for the purposes of section 9.2.

Any adjustment made to any Options pursuant to this section 11.4 (except in relation to a consolidation or subdivision) will be subject to the prior acceptance of the TSXV.

11.5                      Triggering Events

Subject to the Company complying with section 11.6 and any necessary Regulatory Approvals and notwithstanding any other provisions of this Plan or any Option Certificate, the Committee may, without the consent of the Option Holder or Holders in question:

(a) cause all or a portion of any of the Options granted under the Plan to terminate upon the occurrence of a Triggering Event; or

(b) cause all or a portion of any of the Options granted under the Plan to be exchanged for incentive stock options of another corporation upon the occurrence of a Triggering Event in such ratio and at such exercise price as the Committee deems appropriate, acting reasonably.

Such termination or exchange shall not be considered an amendment requiring the Option Holder's consent for the purpose of section 9.2.

11.6                      Notice of Termination by Triggering Event

In the event that the Committee wishes to cause all or a portion of any of the Options granted under this Plan to terminate on the occurrence of a Triggering Event, it must give written notice to the Option Holders in question not less than ten days prior to the consummation of a Triggering Event so as to permit the Option Holder the opportunity to exercise the vested portion of the Options prior to such termination. Upon the giving of such notice and subject to any necessary Regulatory Approvals, all Options or portions thereof granted under the Plan which the Company proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Options may have otherwise been subject.

11.7                      Determinations to be Made By Committee

Adjustments and determinations under this ARTICLE 11 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

11.8                      Options Granted to U.S. Residents or Citizens

The Options and the Shares issuable upon exercise of the Options have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable securities law of any state of the United States and may not be granted to, or exercised by or on behalf of, any person in the United States, any U.S. person or any person acting for the account or benefit of a U.S. person or person in the United States unless exempt from the registration requirements of the U.S. Securities Act and any applicable securities law of any state of the United States. The Options granted, and the Shares issued upon exercise of Options, in the United States, to or by or on behalf of a U.S. person or any person acting for the account or benefit of a U.S. person or person in the United States will bear a legend restricting the transfer and exercise of such Options and Shares unless such offer, sale, pledge or transfer is pursuant to an exemption from the U.S. Securities Act and in accordance with any applicable securities laws of any state of the United States. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Any Option granted under the Plan to an Option Holder who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a "U.S. Option Holder") may be an incentive stock option (an "ISO") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the "Code"), but only if so designated by the Company in the agreement evidencing such Option, and only to the extent such option qualifies as an ISO under this section 11.8. No more than 5,000,000 Shares may be granted under Options intended to be ISOs, subject to adjustment as provided in section 11.4. No provision of this Plan, as it may be applied to a U.S. Option Holder with respect to Options which are designated as ISOs, shall be construed so as to be inconsistent with any provision of Section 422 of the Code. Grants of Options to U.S. Option Holders pursuant to this Plan which are not designated as or otherwise do not qualify as ISOs will be treated as non-statutory stock options for U.S. federal tax purposes. The Exercise Price for Shares under each Option granted to a U.S. Option Holder pursuant to this Plan shall be not less than 100% of the Market Value of such Shares at the time granted, (unless such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Sections 409A and 424(a) of the Code). Options will be granted and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Option Agreement under the Plan is intended to meet the requirements of Code Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. Notwithstanding any provision of the Plan to the contrary, in the event that the Administrator determines that any this Plan or any Option hereunder may be subject to Section 409A of the Code and related Treasury Regulations and other interpretive guidance issued thereunder, the Administrator may adopt such amendments to the Plan and the applicable agreement or adopt other policies and procedures (including amendments, policies, and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Option from section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Option, or (b) comply with the requirements of Section 409A of the Code and related Treasury Regulations and other interpretive guidance thereunder and thereby avoid the application of any penalty taxes under such section.

Notwithstanding anything in this Plan contained to the contrary, the following provisions shall apply to ISOs granted to each U.S. Option Holder:

(a) ISOs shall only be granted to individual U.S. Option Holders who are, at the time of grant, employees of the Company (within the meaning of the Code). Any director of the Company who is a U.S. Option Holder shall be ineligible to vote upon the granting of such Option;

(b) the aggregate Market Value (determined as of the time an ISO is granted) of the Shares subject to ISOs exercisable for the first time by a U.S. Option Holder during any calendar year under this Plan and all other Company stock option plans, within the meaning of Section 422 of the Code, shall not exceed US$100,000. To the extent that this US$100,000 limit is exceeded, such Options will be treated as non-statutory stock options. For purposes of this paragraph, (i) ISOs will be taken into account in the order in which they were granted and (ii) the calculation will be performed in accordance with Code Section 422 and Treasury Regulations promulgated thereunder.

(c) if any U.S. Option Holder to whom an ISO is to be granted under the Plan at the time of the grant of such ISO is the owner of shares possessing more than 10% of the total combined voting power of all classes of shares of the Company, then the following special provisions shall be applicable to the ISO granted to such individual:

(i) the Exercise Price (per Share) subject to such ISO shall not be less than 110% of the Market Value of one Share at the time of grant; and

(ii) for the purposes of this paragraph only, the exercise period shall not exceed five years from the date of grant;

(d) no ISO may be granted hereunder to a U.S. Option Holder following the expiration of ten years after the date on which this Plan is adopted by the Company or the date on which the Plan is approved by the shareholders of the Company, whichever is earlier;

(e) no Option granted U.S. Option Holder under the Plan shall be treated as an ISO unless the Plan shall have been approved by the shareholders of the Company within 12 months following the date of its adoption by the Board;

(f) Options shall lose their qualification as ISOs if any leave of absence exceeds 3 months, unless reemployment upon expiration is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then 6 months following the first day of such leave, any ISO held by a U.S. Option Holder will cease to be treated as an ISO and will be treated for tax purposes as a non-statutory stock option;

(g) no ISO shall be transferable by a U.S. Option Holder other than by will or the laws of descent and distribution; and

(h) during the lifetime of the original grantee of an ISO, such ISO may not be exercised by anyone other than such grantee.

SCHEDULE "L"

VIZSLA SILVER FOLLOWING THE ARRANGEMENT

GENERAL

The following information is provided on a post-Arrangement basis and contains significant amounts of forward- looking information. Readers are cautioned that actual results may vary. See "Forward-Looking Information" in the Circular.

All capitalized terms not defined herein have the same meanings ascribed to them in the Circular.

Name, Address and Incorporation

Vizsla Silver was incorporated on September 26, 2017 pursuant to the BCBCA under the name "Vizsla Capital Corp.". On March 8, 2018, the Company changed its name to "Vizsla Resources Corp.". On February 5, 2021, the Company changed its name to "Vizsla Silver Corp.".

The head office of the Company is located at Suite 1723, 595 Burrard Street, Vancouver, British Columbia V7X 1J1. The registered and records office of the Company is located at Suite 401, 353 Water Street, Vancouver, British Columbia V6B 1B8.

The Company is a reporting issuer in all provinces and territories of Canada and the Vizsla Shares are listed on the TSXV under the trading symbol "VZLA". The Company is classified as a Tier 2 Mining Issuer on the TSXV. On January 21, 2022, the Vizsla Shares were listed on the NYSE American and commenced trading under the symbol "VZLA".

Intercorporate Relationships

Prior to the Arrangement, Vizsla Silver incorporated Spinco, under the BCBCA, as a new wholly-owned subsidiary. On completion of the Arrangement, Spinco will cease to be a wholly-owned subsidiary of Vizsla Silver. Vizsla Silver will retain an approximately 55% ownership interest in Spinco immediately after completion of the Arrangement (prior to completion of the Post-Closing Steps and the exercise of any Spinco Warrants).

The chart above depicts the updated corporate structure of Vizsla Silver, together with the jurisdiction of incorporation of Vizsla Silver's subsidiaries, on a post-Arrangement basis.

DESCRIPTION OF THE BUSINESS

Description and General Development of the Business

Overview

Following the Arrangement, Vizsla Silver will continue as a mineral exploration company. Vizsla Silver's principal exploration and evaluation assets will continue to be the Company's 100% owned flagship Panuco-Copala silver-gold project located in Mexico (the "Panuco Project").

Following the Arrangement, Vizsla Silver's near-term focus will continue to be the exploration and development of the Panuco Project.

The Panuco Project

On July 20, 2021, the Company entered into a binding amending agreement (the "Panuco Amending Agreement") with Minera Rio Panuco SA de CV and a binding option exercise notice ("Copala Exercise Notice") with Silverstone Resources SA de CV, which together constituted the acceleration and exercise of the Company's option to acquire 100% of the Panuco Project.

Under the Panuco Amending Agreement, the Company agreed to:

• a cash payment of US$4,250,000 payable to Minera Rio Panuco SA de CV upon signing of the Panuco Amending Agreement;

• the issuance to Minera Rio Panuco SA de CV of 6,245,902 Vizsla Silver Shares at a price of C$2.44 per Vizsla Silver Share upon the completion of the transfer of the Panuco property on or before August 10, 2021; and

• a cash payment of US$6,100,000 on or before February 1, 2022, following the refurbishment and transfer of ownership of the mill which is to occur on or before December 31, 2021.

Under the Copala Exercise Notice, the Company agreed to:

• a cash payment of US$9,500,000 payable to Silverstone Resources SA de CV upon the completion of the transfer of the Copala property on or before August 3, 2021; and

• the issuance to Silverstone Resources SA de CV of 4,944,672 Vizsla Silver Shares at a price of C$2.44 per share of C$2.44 per Vizsla Silver Share upon the completion of the transfer of the Copala property.

The Panuco Project is, and after following the Arrangement will be, the Company's material property.

Production and Operations

Vizsla Silver's strategy is to acquire and develop mineral properties for the purpose of mineral exploration and exploitation. At present, Vizsla Silver is an exploration-stage company and consequently has no current operating income cash flow or revenues from the Panuco Project.

Principal Markets

Vizsla Silver's principal product under exploration is silver. There is a worldwide market for silver into which Vizsla Silver could sell and, as a result, Vizsla Silver would not be dependent on a particular purchaser with regard to the sale of silver or other metals which it produces, if and when it reaches production.

Specialized Skill and Knowledge

A number of aspects of the Company's business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, geophysics, metallurgy and mineral processing, implementation of exploration programs, mine construction and operation, and accounting. While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields, the Company has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so.

Competitive Conditions

As a mineral exploration and development company, the Company may compete with other entities in the mineral exploration and development business in various aspects of the business including: (a) seeking out and acquiring mineral exploration and development properties; (b) obtaining the resources necessary to identify and evaluate mineral properties and to conduct exploration and development activities on such properties; and (c) raising the capital necessary to fund its operations. The mining industry is intensely competitive in all its phases, and the Company may compete with other companies that have greater financial resources and technical facilities. Competition could adversely affect the Company's ability to acquire suitable properties or prospects in the future or to raise the capital necessary to continue with operations.

Components

The raw materials Vizsla Silver requires to carry on its business at the Panuco Project are available through normal supply or business contracting channels in Mexico. Over the past several years, increased mineral exploration activity on a global scale has made some services difficult to procure, particularly skilled and experienced contract drilling personnel. It is possible that delays or increased costs may be experienced in order to proceed with drilling activities during the current period. Such delays could significantly affect Vizsla Silver if, for example, commodity prices fall significantly, thereby reducing the opportunity Vizsla Silver may have had to develop a particular project had such tests been completed in a timely manner before the fall of such prices. In addition, assay labs are often significantly backlogged, thus significantly increasing the time that Vizsla Silver waits for assay results. Such delays can slow down work programs, thus increasing field expenses or other costs.

Cycles

The mineral exploration business is subject to mineral price cycles. The marketability of minerals and mineral concentrates and the ability to finance the Company on favourable terms is also affected by worldwide economic cycles.

Economic Dependence

Vizsla Silver's business is not dependent on any contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Changes to Contracts

It is not expected that Vizsla Silver's business will be affected in the current financial year by the renegotiation or termination of contracts or subcontracts.

Environmental Protection

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.

The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its properties that may result in material liability to the Company.

Social or Environmental Policies

At its current stage of development and activities (i.e., drilling, prospecting and development), the Company has limited financial obligations in meeting applicable environmental standards. This will change as the Company advances its projects. Environmental regulations that are applicable to the Company cover a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. While the Company does not currently expect the impact of costs and other effects related to compliance with environmental, health and safety regulations to have a material adverse effect on the Company's financial condition or results of operations, such regulations are evolving in a manner which is likely to result in stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. Furthermore, an environmental, safety or security incident could impact the Company's reputation in such a way that the result could have a material adverse effect on its business and on the value of its securities.

Employees

As of the date of this Circular, the Company had two full-time employees and six consultants at its head office in Vancouver, Canada and 75 full-time employees at its offices in Mazatlán, Mexico.

Foreign Operations

The Panuco Project is the Company's material property. The Panuco Project is located in Sinaloa, Mexico. As such, the Company's operations and investments may be affected by local political and economic developments, including expropriation, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Reorganizations

Vizsla Silver has not completed a material reorganization of itself or any of its subsidiaries within the past three years.

Bankruptcy and Similar Procedures

There is no bankruptcy, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by the Company within the three most recently completed financial years or currently proposed for the current financial year.

Significant Acquisitions

Vizsla Silver has not completed a significant acquisition since the beginning of the most recently completed financial year for which financial statements are included in this Circular.

TWO YEAR HISTORY

Year Ended April 30, 2022

On April 19, 2021, the Company entered into an arrangement agreement with Vizsla Copper Corp. ("Vizsla Copper") pursuant to which the Company agreed to a court approved plan of arrangement spin-out of its British Columbia copper exploration assets to Vizsla Copper (the "Vizsla Copper Arrangement"). The Vizsla Copper Arrangement involved a distribution of common shares of Vizsla Copper to the Company's shareholders, such that each shareholder of the Company would receive 0.3333 common share of Vizsla Copper for every one common shares of the Company held, with the effect that, on the effective date of the Vizsla Copper Arrangement, the shareholders of the Company, other than dissenting shareholders, would own 100% of Vizsla Copper.

The Vizsla Copper Arrangement was completed on September 20, 2021, and the Company injected C$1,122,356 working capital to Vizsla Copper in connection with the Vizsla Copper Arrangement. On September 20, 2021, the Company transferred its 100% interest in the Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia to Vizsla Copper and completed the Vizsla Copper Arrangement to spin out the shares of Vizsla Copper to the shareholders of the Company. Pursuant to the Vizsla Copper Arrangement, holders of common shares of the Company on September 19, 2021, received one new common share of the Company and 0.3333 of a Vizsla Copper share for each common share held.

On July 20, 2021, the Company entered into the Panuco Amending Agreement with Minera Rio Panuco SA de CV and the Copala Exercise Notice with Silverstone Resources SA de CV, which together constituted the acceleration and exercise of the Company's option to acquire 100% of the Panuco Project.

Under the Panuco Amending Agreement, the Company agreed to:

• a cash payment of US$4,250,000 payable to Minera Rio Panuco SA de CV upon signing of the Panuco Amending Agreement;

• the issuance to Minera Rio Panuco SA de CV of 6,245,902 Vizsla Silver Shares at a price of C$2.44 per Vizsla Silver Share upon the completion of the transfer of the Panuco property on or before August 10, 2021; and

• a cash payment of US$6,100,000 on or before February 1, 2022, following the refurbishment and transfer of ownership of the mill which is to occur on or before December 31, 2021.

Under the Copala Exercise Notice, the Company agreed to:

• a cash payment of US$9,500,000 payable to Silverstone Resources SA de CV upon the completion of the transfer of the Copala property on or before August 3, 2021; and

• the issuance to Silverstone Resources SA de CV of 4,944,672 Vizsla Silver Shares at a price of C$2.44 per Vizsla Silver Share upon the completion of the transfer of the Copala property.

On July 27, 2021, the Company appointed Michael Pettingell as VP of Business Development and Strategy.

On January 21, 2022, the Vizsla Silver Shares were approved to list on the NYSE American and commenced trading under the symbol "VZLA".

On January 10, 2022, the Spinco Canadian Subsidiary incorporated a 100% owned subsidiary, the Vizsla Silver Mexican Subsidiary. On February 23, 2022, the Company transferred the Royalty to the Spinco Mexican Subsidiary.

On April 7, 2022, the Company filed on SEDAR+ an independent technical report containing a maiden mineral resource estimate on the Company's Panuco Project.

Year Ended April 30, 2023

On July 5, 2022, Stuart Smith resigned as a director of the Company.

On November 15, 2022, the Company closed a bought deal prospectus offering of 23,805,000 units of the Company at a price of C$1.45 per unit for aggregate gross proceeds of C$34,517,250 (the "2022 Prospectus Offering"). Each unit consisted of one Vizsla Silver Share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one Vizsla Silver Share of the Company until November 15, 2024, at a price of C$2.00.

The 2022 Prospectus Offering was conducted by PI Financial Corp. and Canaccord Genuity Corp., as co-lead underwriters and joint bookrunners, and Raymond James Ltd., H.C. Wainwright & Co., LLC, Roth Canada Inc. and Stifel Nicolaus Canada Inc. (the "2022 Prospectus Underwriters"). In connection with the 2022 Prospectus Offering, the Company paid the 2022 Prospectus Underwriters a cash commission cash commission equal to 6% of the gross proceeds raised under the 2022 Prospectus Offering. As further consideration for the services provided by the 2022 Prospectus Underwriters in connection with the 2022 Prospectus Offering, on closing the Company issued broker warrants to the 2022 Prospectus Underwriters, exercisable at any time on or before November 15, 2024, to acquire that number of Vizsla Silver Shares which is equal to 6% of the number of units sold under the 2022 Prospectus Offering at an exercise price of C$1.45.

On November 22, 2022, Veljko Brcic resigned as VP of Corporate Development of the Company and was appointed Corporate Development Advisor of the Company.

On December 8, 2022, David Cobbold was elected as a director of the Company at its annual general meeting.

On December 16, 2022, the Company entered into a binding strategic investment agreement (the "Definitive Agreement") with Prismo Metals Inc. ("Prismo"). Pursuant to the Definitive Agreement, the Company agreed to make a strategic investment (the "Strategic Investment") with a right of first refusal to purchase the Palos Verdes project from Prismo, and acquire 4,000,000 units of Prismo (the "Prismo Units"), for aggregate consideration of C$2,000,000.

On January 6, 2023, the Company closed its Strategic Investment with Prismo. The consideration for the Strategic Investment consisted of a cash payment of C$500,000 and 1,000,000 Vizsla Silver Shares (the "Consideration Shares"). The Consideration Shares are subject to a voluntary escrow period of 24 months with 25% of the securities released every six months. The Company acquired 4,000,000 Prismo Units. Each Prismo Unit consisted of one common share of Prismo (a "Prismo Share") and one-half of one common share purchase warrant (a "Prismo Warrant"). Each Prismo Warrant entitles the Company to purchase one additional Prismo Share up to January 6, 2025 at a price of $0.75.

On January 27, 2023, Charles Funk resigned as a director of the Company to satisfy the requirements of the US Securities Exchange to have an independent board and was appointed Lead Technical Advisor to the board. Michael Pettingell was promoted from VP Business Development and Strategy to Senior Vice President, Business Development and Strategy.

On February 9, 2023, the Company closed a brokered private placement of 27,286,050 Vizsla Silver Shares of the Company at a price of C$1.65 per common share for aggregate gross proceeds of C$45,021,982 (the "Offering").

The Offering was led by PI Financial Corp. on behalf of a syndicate of agents that included Canaccord Genuity Corp., Raymond James Ltd., Stifel Nicolaus Canada Inc., Roth Canada Inc. and Alliance Global Partners (the "2023 Agents"). In connection with the Offering, the Company paid the 2023 Agents a cash commission equal to 6% of the gross proceeds of the Offering and issued 1,637,163 compensation options (the "Compensation Options") to the 2023 Agents. Each Compensation Option is exercisable to acquire one Vizsla Silver Share at $1.65 until February 9, 2025.

On March 10, 2023, the Company filed on SEDAR+ an independent technical report containing a mineral resource estimate update on the Company's Panuco Project.

Subsequent Events

On November 2, 2023, the Company announced the results of its annual and special meeting of shareholders, which included, among other things, the approval by shareholders of the shareholder rights plan entered into between the Company and Computershare Investor Services Inc. dated September 8, 2023.

On November 15, 2023, the Company announced the appointment of Eduardo Luna to its board of directors.

On December 18, 2023, the Company published its inaugural sustainability report.

On January 8, 2024, the Company announced an updated mineral resource estimate for the Panuco Project.

On January 17, 2024, the Company announced its intention to spin out the shares of Spinco to shareholders of the Company (the "Spinout").

On January 30, 2024, the Company announced the appointment of Simon Cmrlec as Chief Operating Officer, effective April 1, 2024.

On February 20, 2024, the Company filed the Technical Report (as defined below) on SEDAR+.

On February 29, 2024, the Company completed a bought deal prospectus offering of 23,000,000 common shares of the Company at a price of C$1.50 per common share for aggregate gross proceeds of C$34,500,000 (the "2024 Prospectus Offering"). The 2022 Prospectus Offering was conducted by PI Financial Corp. as the sole bookrunner and lead underwriter, Canaccord Genuity Corp., CIBC World Markets Inc., Raymond James Ltd., Stifel Nicolaus Canada Inc. and BMO Nesbitt Burns Inc. (collectively, the "2024 Prospectus Underwriters"). In connection with the 2024 Prospectus Offering, the Company paid the 2024 Prospectus Underwriters a cash commission cash commission equal to 6% of the gross proceeds raised under the 2024 Prospectus Offering. As further consideration for the services provided by the 2024 Prospectus Underwriters in connection with the 2024 Prospectus Offering, on closing the Company issued broker warrants to the 2024 Prospectus Underwriters, exercisable at any time on or before February 28, 2026, to acquire that number of Vizsla Silver Shares which is equal to 6% of the number of common shares sold under the 2024 Prospectus Offering at an exercise price of C$1.50.

On March 27, 2024, the Company announced that it had entered into an equity distribution agreement (the "Distribution Agreement") with Canaccord Genuity Corp. ("Canaccord Genuity") and filed a prospectus supplement in respect of an at-the-market equity program (the "ATM Program"). The ATM Program allows the Company to issue and sell up to C$50,000,000 of Vizsla Silver Shares from treasury to the public, from time to time, through Canaccord Genuity, at the Company's discretion and in accordance with the terms and conditions of the Distribution Agreement.

On March 28, 2024, the Company announced that it had entered into an agreement to acquire the past-producing La Garra-Metates district (the "La Garra-Metates District" or "La Garra") situated in the heart of the silver-gold-rich Panuco - San Dimas corridor. The Company entered into a share purchase agreement (the "Acquisition Agreement") dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the "Sellers") pursuant to which the agreed to acquire (the "Acquisition") all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V., a private Mexican corporation, from the Sellers. The Target Company is the owner of the La Garra-Metates District. Pursuant to the Acquisition Agreement, the Company has agreed to make cash payments in an aggregate of US$3,075,000 in cash (collectively, the "Cash Payments") and issue an aggregate of 5,555,555 common shares in the capital of the Company (collectively, the "Consideration Shares") to the Sellers. The Cash Payments will be made, and the Consideration Shares will be issued over a period of 24 months from closing.

Mineral Projects

Following the Arrangement, the Panuco Project will continue to be Vizsla Silver's material property for the purposes of NI 43-101. Please refer to Exhibit T-1 to this Schedule for information on the Panuco Project.

DIVIDENDS OR DISTRIBUTIONS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Vizsla Silver Shares are entitled to an equal share of any dividends declared and paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Please refer to Schedule "M" to this Circular for Vizsla Silver's management discussion and analysis ("MD&A") for the nine months ended January 31, 2024 and 2023 and for Vizsla Silver's MD&A for the years ended April 30, 2023 and 2022, respectively. The attached Vizsla Silver MD&A should be read in conjunction with Vizsla Silver's condensed consolidated interim financial statements for the nine months ended January 31, 2024 and 2023 and the annual audited consolidated financial statements for the years ended April 30, 2023 and 2022, together with the notes thereto, which are also attached as Schedule "M" to this Circular, respectively.

Outstanding Security Data

As of the date of this Circular, there were:

• 233,121,498 Vizsla Silver Shares outstanding;

• 18,803,722 Vizsla Silver Shares reserved for issuance pursuant to outstanding Vizsla Silver Options; and

• 15,437,163 Vizsla Silver Shares reserved for issuance pursuant to outstanding Vizsla Silver Warrants.

Additional Disclosure for Companies without Significant Revenue

The financial statements included in Schedule "N" provide a breakdown of expenses incurred by Vizsla Silver for the nine months ended January 31, 2024 and 2023 and for the years ended April 30, 2023 and 2022, respectively.

DESCRIPTION OF THE VIZSLA SILVER SECURITIES

New Vizsla Silver Shares

Pursuant to the Arrangement, Shareholders will exchange each Vizsla Silver Share held for one New Vizsla Silver Share, 1/3 of a Spinco Share and 1/3 of a Spinco Warrant.

Holders of New Vizsla Silver Shares will be entitled to receive notice of any meetings of Shareholders, to attend and to cast one vote per New Vizsla Silver Share at all such meetings. Shareholders do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the New Vizsla Silver Shares entitled to vote in any election of directors may elect all directors standing for election. Shareholders are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Vizsla Silver are entitled to receive on a pro rata basis the net assets of Vizsla Silver after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of New Vizsla Silver Shares with respect to dividends or liquidation. The New Vizsla Silver Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. When fully paid, the New Vizsla Silver Shares will not be liable to further call or assessment.

Vizsla Silver Options

Following closing of the Arrangement, the Vizsla Silver Equity Compensation Plan will remain in effect, unamended. Pursuant to the Arrangement, each outstanding Vizsla Silver Option will be exchanged for one Vizsla Silver Replacement Option and 1/3 of a Spinco Option, as such terms are defined in the Circular.

The Vizsla Silver Options are granted pursuant to the Vizsla Silver Equity Compensation Plan, which consists of a "rolling up to 10% plan for stock options and a fixed plan up to 8% for RSUs, DSUs and/or PSUs, was originally adopted by the Board on September 7, 2022, and last approved by Shareholders on November 1, 2023. There have been no changes to the Vizsla Silver Equity Compensation Plan since it was last approved by Shareholders.

The purpose of the Vizsla Silver Equity Compensation Plan is to provide Vizsla Silver with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to incent such individuals to contribute toward the long-term goals of Vizsla Silver, and to encourage such individuals to acquire Vizsla Silver Shares as long term investments.

Below is a summary of the material terms of the Vizsla Silver Equity Compensation Plan. For the purposes of the description of the Vizsla Silver Equity Compensation Plan below, unless otherwise defined herein, capitalized terms will have the meaning ascribed thereto in the Vizsla Silver Equity Compensation Plan. A copy of the Vizsla Silver Equity Compensation Plan is available for review at the office of Vizsla Silver, located at Suite 1723, 595 Burrard Street, Vancouver, British Columbia V7X 1J1 during normal business hours.

As of the date of this Circular, there are 18,803,722 Vizsla Silver Options outstanding.

Terms of the Vizsla Silver Equity Compensation Plan

1. Only a Director, Officer, Employee, Management Company Employee or Consultant of Vizsla Silver or of any of its subsidiaries (the "Participant") is eligible to participate in the Vizsla Silver Equity Compensation Plan. Except in relation to Consultant Companies, Awards may be granted only to an individual or to a Company that is wholly owned by individuals eligible to receive Awards.

2. The Vizsla Silver Equity Compensation Plan is a "rolling up to 10% and fixed up to 8%" Security Based Compensation, as defined in Policy 4.4 - Security Based Compensation of the TSXV. The Vizsla Silver Equity Compensation Plan is a: (a) "rolling" plan pursuant to which the number of Shares that are issuable pursuant to the exercise of Options granted under the Vizsla Silver Equity Compensation Plan, and the Prior Plan, will not exceed 10% of the Issued Shares of Vizsla Silver as at the date of any Option grant, and (b) "fixed" plan under which the number of Shares that are issuable pursuant to all Awards other than Options granted under the Vizsla Silver Equity Compensation Plan and under any other Security Based Compensation Plan of Vizsla Silver, in aggregate is a maximum of 8% of the Issued Shares as at the Effective Date (which number is 12,390,000) and in each case, subject to adjustment as provided in the Vizsla Silver Equity Compensation Plan.

3. The Committee will have full and exclusive discretionary power to interpret the terms and the intent of the Vizsla Silver Equity Compensation Plan and any Award Agreement or other agreement ancillary to or in connection with the Vizsla Silver Equity Compensation Plan, to determine eligibility for Awards, and to adopt such rules, regulations, and guidelines for administering the Vizsla Silver Equity Compensation Plan as the Committee may deem necessary or proper.

4. Unless Vizsla Silver has obtained the requisite disinterested shareholder approval pursuant to Policy 4.4, the maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Person must not exceed 5% of the Issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the Person, except as expressly permitted and accepted by the Exchange for filing under Part 6 of Policy 4.4 will not be included in calculating this 5% limit.

5. The maximum aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to any one Consultant must not exceed 2% of the Issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the Consultant, except that securities that are expressly permitted and accepted for filing under Part 6 of Policy 4.4 will not be included in calculating this 2% limit.

6. The maximum aggregate number of Shares that are issuable pursuant to all Options granted in any 12-month period to all Investor Relations Service Providers in aggregate will not exceed 2% of the Issued Shares, calculated as at the date any Option is granted to any such Investor Relations Service Provider.

7. All Awards and Shares issuable thereunder are subject to any applicable resale restrictions under Securities Laws and the Exchange Hold Period (as defined in the policies of the TSXV) and will have affixed thereto any legends required under Securities Laws and the policies of the Exchange.

8. Notwithstanding the expiry date, redemption date or settlement date of any Award, such expiry date, redemption date or settlement date, as applicable, of the Award will be extended to the tenth business day following the last day of a Blackout Period if the expiry date would otherwise occur in a Blackout Period.

9. Options can be exercisable for a maximum of ten years from the date of grant, subject to extension where the expiry date falls within a Blackout Period.

10. Each Option grant will be evidenced by an Award Agreement that will specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option will become vested and exercisable, and any such other provisions as the Committee will determine.

11. The Option Price for each grant of an Option under the Vizsla Silver Equity Compensation Plan will be determined by the Committee and will be specified in the Award Agreement. The minimum exercise price of an Option will not be less than the Discounted Market Price (as defined in the policies of the TSXV), provided that, if Vizsla Silver does not issue a news release to announce the grant and the exercise price of an Option, the Discounted Market Price is the last closing price of the Shares before the date of grant of the Option less the applicable discount.

12. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate then the right to exercise such Options terminates on the earlier of: (i) the date that is 12 months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to Vizsla Silver on the Termination Date.

13. Except as may otherwise be set out in a Participant's employment agreement (which will have paramountcy), where a Participant's employment or term of office or engagement terminates (for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice)) then (i) any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of:

(A) the date that is three months after the Termination Date; and (B) the date on which the exercise period of the particular Option expires; and (ii) any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to Vizsla Silver on the Termination Date,

14. Each Restricted Share Unit grant will be evidenced by an Award Agreement that will specify the Period(s) of Restriction, the number of Restricted Share Units granted, the settlement date for Restricted Share Units, and any such other provisions as the Committee will determine, provided that no Restricted Share Unit will vest (i) earlier than one year, or (ii) later than three years, after the date of grant, except that the Committee may in its sole discretion accelerate the vesting for a Participant who dies or who ceases to be an eligible Participant under the Vizsla Silver Equity Compensation Plan in connection with a Change of Control.

15. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate then (i) any Restricted Share Units held by the Participant that have not vested as at the Termination Date will vest immediately; and (ii) any Restricted Share Units held by the Participant that have vested as at the Termination Date will be paid to the Participant's estate in accordance with the terms of the Vizsla Silver Equity Compensation Plan and Award Agreement.

16. Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which will have paramountcy), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then any Restricted Share Units held by the Participant that have vested before the Termination Date will be paid to the Participant, and any Restricted Share Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to Vizsla Silver on the Termination Date.

17. Each Participant designated eligible to receive a Deferred Share Unit will receiving notice in writing from the Committee of the designation. At least ten days prior to the commencement of a particular year, a designated Participant may enter into a DSU Agreement with Vizsla Silver in respect of such upcoming year to cause the Participant to receive a portion of their cash remuneration payable for services to be provided during the particular year in the form of Deferred Share Units.

18. No amount may be received in respect of a Deferred Share Unit until after the Termination Date of the Participant. If the Termination Date of a Participant occurs as a result of a termination of a Participant for Cause, all outstanding Deferred Share Units credited to such DSU Account (whether or not vested) will be forfeited and cancelled immediately, and the Participant will have no entitlement to receive any payment in respect of such forfeited Deferred Share Units, by way of damages, pay in lieu of notice or otherwise. If the Termination Date of a Participant occurs as a result of the death of a Participant, all Deferred Share Units credited to such Participant's DSU Account at such time that have not yet vested pursuant to the terms of the Vizsla Silver Equity Compensation Plan will be deemed to vest in the moment immediately prior to the Participant's death. As soon as reasonably practicable after the Termination Date of a Participant for a reason other than Cause, or as the Participant may elect under the Vizsla Silver Equity Compensation Plan, and in any event, no later than December 15 of the first calendar year commencing after the Termination Date Vizsla Silver will redeem and fully settle each Deferred Share Unit in respect of which all vesting and other conditions to redemption and settlement have been met, deemed to have been met or waived by the Committee on or before the Termination Date. If the Termination Date of a Participant occurs for a reason other than Cause, except as otherwise provided in the Vizsla Silver Equity Compensation Plan, after the Termination Date, the Participant (or their estate) may elect up to three separate Redemption Dates as of which either a portion (specified in whole percentages) or all of the value of the Participant's Deferred Share Units will be redeemed and settled, by filing with Vizsla Silver, following such Participant's Termination Date, in the form and manner specified by the Committee up to three irrevocable written elections, provided that the elected Redemption Dates are no later than December 15 of the first calendar year commencing after the Participant's Termination Date. Notwithstanding the foregoing, Vizsla Silver will have the ability to require the Participant to hold any Shares received pursuant to such redeemed Deferred Share Units for a specified period of time.

19. Deferred Share Units elected to be received by a designated Participant pursuant to the Vizsla Silver Equity Compensation Plan will be credited to the designated Participant's DSU Account as of the applicable Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to a designated Participant's DSU Account as of a particular Conversion Date pursuant to the Vizsla Silver Equity Compensation Plan will be determined by dividing the relevant portion of that designated Participant's cash remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value of a Share on the particular Conversion Date.

20. Vizsla Silver or a related corporation will keep or cause to be kept a DSU Account which records, at all times, the number of Deferred Share Units standing to the credit of the Participant including any vesting conditions associated therewith. Absent manifest error such DSU Account will be considered conclusively determinative of all information contained therein. Deferred Share Units that fail to vest in a Participant or that are redeemed and paid out in accordance with the Vizsla Silver Equity Compensation Plan will be cancelled and will cease to be recorded in the Participant's DSU Account as of the date on which such Deferred Share Units are forfeited or cancelled under the Vizsla Silver Equity Compensation Plan or are redeemed and paid out, as the case may be. At least annually, Vizsla Silver will provide or cause to be provided to each designated Participant a written confirmation of the balance in the designated Participant's DSU Account.

21. The Committee, at any time and from time to time, may grant Performance Share Units to Participants in such amounts and upon such terms as the Committee will determine, provided that, no Performance Share Units will vest earlier than one year after the date of grant, except that the Committee may in its sole discretion accelerate the vesting required for a Participant who dies or who ceases to be an eligible Participant under the Vizsla Silver Equity Compensation Plan in connection with a Change of Control.

22. Each Performance Share Unit will give the Participant the right to receive a Share or a cash payment in an amount equal to the FMV of a Share at the end of the applicable Performance Period, subject to the terms, vesting criteria and Performance Goals of the relevant Performance Share Unit as established by the Committee and as set forth in the Award Agreement.

23. Subject to the terms of the Vizsla Silver Equity Compensation Plan and the applicable Award Agreement, if Performance Share Unit (including a Performance Share Unit credited as a Dividend Equivalent Right) become vested and the applicable Performance Goals have been met on or before the end of the Performance Period, such Performance Share Units ("Vested PSUs") will be settled as soon as reasonably practicable following the end of the applicable Performance Period and, in any event, notwithstanding any other provision of the Vizsla Silver Equity Compensation Plan, no payment, whether in cash or Shares, will be made in respect of the settlement of any Vested PSU on a date that is later than December 31 of the calendar year which is three years following the end of the year (or first of the years) in which the Participant performed the services to which the Award Agreement relates. Unless the Award Agreement specifies otherwise, Vizsla Silver will settle each Vested PSU then being settled by means of: (a) a cash payment equal to the FMV on the Vesting Date of a Share; (b) the issuance of a Share from treasury; or (c) if more than one Vested PSU is being settled, a combination of cash under (a) and Shares under (b).

24. If a Participant dies while an Employee, Director of, or Consultant to, Vizsla Silver or an Affiliate, then (i) the number of Performance Share Units held by the Participant that have not vested will be adjusted as set out in the applicable Award Agreement (the "Deemed Awards"); (ii) any Deemed Awards will vest immediately; (iii) any Performance Share Units held by the Participant that have vested will be paid to the Participant's estate in accordance with the terms of the Vizsla Silver Equity Compensation Plan and Award Agreement; and (iv) any settlement or redemption of any Performance Share Units will occur within one year following the Termination Date.

25. Unless determined otherwise by the Committee, or as may otherwise be set out in a Participant's employment agreement (which will have paramountcy), where a Participant's employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then (i) any Performance Share Units held by the Participant that have vested before the Termination Date will be paid to the Participant in accordance with the terms of the Vizsla Silver Equity Compensation Plan and Award Agreement; (ii) any Performance Share Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to Vizsla Silver on the Termination Date; and (iii) any settlement or redemption of any Performance Share Units will occur within one year following the Termination Date.

26. Subject to the provisions of Vizsla Silver Equity Compensation Plan or the Award Agreement, in the event of a Change of Control, the Committee will have the discretion to unilaterally determine that all outstanding Awards will be cancelled upon a Change of Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Vizsla Silver Equity Compensation Plan and the Award Agreements, will be paid out in cash in an amount based on the Change of Control Price within a reasonable time subsequent to the Change of Control, subject to the approval of the Exchange.

27. Restricted Share Units, Performance Share Units and Deferred Share Units are not Shares and a grant of Restricted Share Units, Performance Share Unit or Deferred Share Unit will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

28. Subject to certain exceptions set out in the Vizsla Silver Equity Compensation Plan, and as otherwise provided by law, or Exchange rules, the Committee or Board may, at any time and from time to time, alter, amend, modify, suspend or terminate the Vizsla Silver Equity Compensation Plan or any Award in whole or in part without notice to, or approval from, shareholders, including, but not limited to for the purposes of: (i) making any amendments not inconsistent with the Vizsla Silver Equity Compensation Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a "housekeeping" matter; or (ii) making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Vizsla Silver Warrants

Pursuant to the Arrangement, each outstanding Vizsla Silver Warrant will be deemed to be amended to entitle the Warrantholder to receive, upon due exercise of the Vizsla Silver Warrant, for the original exercise price, (i) one New Vizsla Silver Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time, and (ii) 1/3 of a Spinco Share for each Vizsla Silver Share that was issuable upon due exercise of the Vizsla Silver Warrant immediately prior to the Effective Time.

As of the date of this Circular, there are 15,437,163 Vizsla Silver Warrants outstanding.

CONSOLIDATED CAPITALIZATION

Other than as disclosed below, there have not been any material changes in the share and loan capital of Vizsla Silver, on a consolidated basis, since January 31, 2024, the date of Vizsla Silver's most recently filed financial statements.

The following table sets forth the consolidated capitalization of the Company (i) as at January 31, 2024, before giving effect to the 2024 Prospectus Offering; and (ii) as at such date, after giving effect to the 2024 Prospectus Offering. The table should be read in conjunction with the financial statements included in Schedule "M" for the nine months ended January 31, 2024, including the notes thereto and the related management's discussion and analysis.

		As at January 31, 2024,
		after giving effect to the
		2024 Prospectus
	As at January 31, 2024	Offering
	(unaudited)	(unaudited)
Current Liabilities	$3,983,499	$3,983,499

Long Term Liabilities	Nil	Nil

Common Shares	208,726,499	231,726,499

Convertible Securities	14,068,663 warrants(1) 19,861,972 stock options	15,448,663 warrants(1) 19,861,972 stock options

Restricted Share Units	1,133,572	1,133,572

Notes:

(1) Includes warrants, compensation options, compensation warrants and broker warrants.

TRADING PRICE AND VOLUME

The Vizsla Silver Shares are listed and posted for trading on the TSXV under the trading symbol "VZLA". The following table sets forth the high and low trading prices and trading volume of the Vizsla Silver Shares as reported by the TSXV for the periods indicated:

Month	High (C$)	Low (C$)	Volume
April 2024	2.15	1.78	10,002,495
March 2024	1.80	1.52	6,142,229
February 2024	2.015	1.44	7,317,473
January 2024	2.25	1.56	11,962,288
December 2023	1.74	1.43	4,654,501
November 2023	1.68	1.33	4,539,995
October 2023	1.56	1.33	3,015,838
September 2023	1.79	1.34	2,647,396

Month	High (C$)	Low (C$)	Volume
August 2023	1.51	1.26	2,393,770
July 2023	1.68	1.48	1,544,106
June 2023	1.81	1.45	3,811,346
May 2023	2.02	1.60	2,886,039
April 2023	2.19	1.87	4,250,724
March 2023	2.19	1.67	8,843,028

The price of the Vizsla Silver Shares as quoted by the TSXV at the close of business on May 16, 2024 was $2.18.

The Vizsla Silver Shares are also listed and posted for trading on the NYSE under the trading symbol "VZLA". The following table sets forth the high and low trading prices and trading volume of the Vizsla Silver Shares as reported by the NYSE for the periods indicated:

Month	High (US$)	Low (US$)	Volume
April 2024	1.545	1.31	19,519,000
March 2024	1.34	1.08	8,590,800
February 2024	1.50	1.07	8,304,990
January 2024	1.68	1.155	11,324,590
December 2023	1.32	1.05	5,300,700
November 2023	1.24	0.9601	4,398,767
October 2023	1.15	0.97	2,763,858
September 2023	1.36	0.981	2,598,018
August 2023	1.15	0.935	3,411,538
July 2023	1.30	1.12	2,639,827
June 2023	1.37	1.07	3,481,264
May 2023	1.51	1.18	3,598,315
April 2023	1.6501	1.32	4,782,862
March 2023	1.60	1.20	5,470,570

The price of the Vizsla Silver Shares as quoted by the NYSE at the close of business on May 16, 2024 was US$1.65.

Prior Sales

The following tables summarizes the issuances of Vizsla Silver Shares, Vizsla Silver Options and Vizsla Silver Warrants granted by Vizsla Silver within the 12 months prior to the date of this Circular.

Vizsla Silver Shares

Issuance Date	Issuance Price	Number of Vizsla Silver Shares	Reason for Issuance
April 13, 2023	$2.00	35,000	Upon exercise of warrants issued in connection with a prospectus offering completed on November 15, 2022.
April 14, 2023	$2.00	65,100	Upon exercise of warrants issued in connection with a prospectus offering completed on November 15, 2022.
April 17, 2023	$2.00	12,900	Upon exercise of warrants issued in connection with a prospectus offering completed on November 15, 2022.
April 19, 2023	$2.00	26,100	Upon exercise of warrants issued in connection with a prospectus offering completed on November 15, 2022.

Issuance Date	Issuance Price	Number of Vizsla Silver Shares	Reason for Issuance
April 20, 2023	$2.00	46,050	Upon exercise of warrants issued in connection with a prospectus offering completed on November 15, 2022.
June 29, 2023	$1.45	5,490	Upon exercise of broker warrants issued in connection with a prospectus offering completed on November 15, 2022.
August 4, 2023	$0.14	50,000	Issued upon exercise of stock options issued on February 27, 2019.
January 9, 2024	$1.45	128,547	Issued upon exercise of broker warrants issued in connection with a prospectus offering completed on November 15, 2022.
January 15, 2024	$1.45	17,568	Issued upon exercise of broker warrants issued in connection with a prospectus offering completed on November 15, 2022.
January 15, 2024	$0.69	15,000	Issued upon exercise of stock options issued on January 7, 2020.
January 17, 2024	$0.76	20,000	Upon exercise of stock options issued on June 29, 2020.
January 31, 2024	$1.45	551,565	Upon exercise of broker warrants issued in connection with a prospectus offering completed on November 15, 2022.
February 1, 2024	$2.00	11,500	Upon exercise of warrants issued in connection with a prospectus offering completed on November 15, 2022.
February 29, 2024	$1.50	23,000,000	Issued in connection with the 2024 Prospectus Offering.
March 13, 2024	$1.80	33,922	Issued on conversion of restricted share units issued on February 10, 2023.
March 20, 2024	$1.80	52,116	Issued on conversion of restricted share units issued on February 10, 2023.
April 5, 2024	$1.80	64,339	Issued on conversion of restricted share units issued on February 10, 2023.
April 15, 2024	$1.80	48,554	Issued on conversion of restricted share units issued on February 10, 2023.
April 15, 2024	$1.60	184,000	Upon exercise of stock options issued on May 19, 2023.
April 15, 2024	$1.60	130,000	Upon exercise of stock options issued on February 10, 2023.
April 15, 2024	$1.74	60,000	Upon exercise of stock options issued on June 2, 2022.
April 15, 2024	$1.44	140,000	Upon exercise of stock options issued on February 17, 2021.
April 15, 2024	$1.69	75,000	Upon exercise of stock options issued on August 27, 2020.
April 15, 2024	$0.76	36,250	Upon exercise of stock options issued on June 29, 2020.
April 17, 2024	$1.80	7,855	Issued on conversion of restricted share units issued on February 10, 2023.
April 18, 2024	$1.60	32,000	Upon exercise of stock options issued on May 19, 2023.
April 19, 2024	$0.76	30,000	Upon exercise of stock options issued on June 29, 2020.

Issuance Date	Issuance Price	Number of Vizsla Silver Shares	Reason for Issuance
April 19, 2024	$1.40	10,000	Upon exercise of stock options issued on October 1, 2020.
May 2, 2024	$0.76	3,791	Upon exercise of stock options issued on June 29, 2020.
May 8, 2024	$1.97	448,137	Issued pursuant to an asset purchase agreement dated March 5, 2024.
May 8, 2024	$1.80	2,600	Issued on conversion of restricted share units issued on February 10, 2023.

Vizsla Silver Options

Grant Date	Exercise Price	Number of Vizsla Silver Options	Expiry Date
February 10, 2023	$1.60	2,130,000	February 10, 2028
May 19, 2023	$1.60	3,850,000	May 19, 2028
November 15, 2023	$1.36	400,000	November 15, 2028
December 18, 2023	$1.53	250,000	December 18, 2025

Vizsla Silver Warrants

Grant Date	Exercise Price	Number of Vizsla Silver Warrants	Expiry Date
February 29, 2024	$1.50	1,380,000	February 28, 2026

Vizsla Restricted Share Units

No restricted share units have been issued by Vizsla Silver during the 12 months prior to the date of this Circular.

ESCROWED SECURITIES

As of the date of this Circular, the Company has no escrowed securities.

PRINCIPAL SECURITYHOLDERS

To Vizsla Silver's knowledge, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Vizsla Silver Shares carrying more than 10% of the voting rights attached to all outstanding Vizsla Silver Shares as of the date of this Circular.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Other than as disclosed below, to the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of Vizsla Silver Shares to materially affect the control of the Company, nor a personal holding company of any of them:

(a) is, at the date of this Circular or has been within the ten years before the date of this Circular, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

(i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Mahesh Liyanage was the Chief Financial Officer of Synodon Inc. from March 1, 2016, to November 17, 2016. On November 30, 2016, a Receiver was appointed under the Bankruptcy and Insolvency Act (Canada) pursuant to a Court Order of the Court of Queen's Bench of Alberta and on May 8, 2017 Synodon Inc. was cease traded by the Alberta Securities Commission.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of Vizsla Silver Shares to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a security's regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

The directors of Vizsla Silver are required by law to act honestly and in good faith and in what the director believes to be the best interests of the company. The articles of Vizsla Silver provide that a director will forthwith after becoming aware that he or she is interested in a transaction entered into or to be entered into by the company, disclose the interest to all of the directors. If a conflict of interest arises at a meeting of the board of directors of Vizsla Silver, any director in a conflict will disclose his or her interest and abstain from voting on such matter.

Except as disclosed in this Circular, to the best of Vizsla Silver's knowledge, there are no known existing or potential conflicts of interest among Vizsla Silver and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of Vizsla Silver and other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of Vizsla Silver are expected to remain the same following completion of the Arrangement.

EXECUTIVE COMPENSATION

For information concerning Vizsla Silver's executive compensation for the financial year ended April 30, 2023, please refer to the section titled "Statement of Executive Compensation" in the Vizsla Silver's management information circular dated September 14, 2023 for the annual and special meeting to be held on November 1, 2023 (the "2023 Circular"), which section is incorporated by reference in to this Circular. The 2023 Circular has been filed with Canadian securities regulatory authorities on SEDAR+ and a copy of the 2023 Circular is available for review at the office of Vizsla Silver, located at Suite 1723, 595 Burrard Street, Vancouver, British Columbia V7X 1J1, during normal business hours. Vizsla Silver does not intend to make any material changes to that compensation upon completion of the Arrangement.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, there was no indebtedness outstanding of any current or former director, executive officer or employee of Vizsla Silver or any of its subsidiaries which is owing to Vizsla Silver or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Vizsla Silver or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of Vizsla Silver, no proposed nominee for election as a director of Vizsla Silver and no associate of such persons:

(a) is or at any time since the beginning of the most recently completed financial year has been, indebted to Vizsla Silver or any of its subsidiaries; or

(b) is indebted to another entity which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Vizsla Silver or any of its subsidiaries, in relation to a securities purchase program or other program.

Vizsla Silver does not anticipate any changes to the indebtedness of directors and executive officers upon completion of the Arrangement.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

For information concerning Vizsla Silver's Audit Committee and corporate governance practices for the financial year ended April 30, 2023, please refer to the section titled "Corporate Governance Disclosure" in the 2023 Circular, which section is incorporated by reference in to this Circular. The 2023 Circular has been filed with Canadian securities regulatory authorities on SEDAR+ and a copy of the 2023 Circular is available for review at the office of Vizsla Silver, located at Suite 1723, 595 Burrard Street, Vancouver, British Columbia V7X 1J1, during normal business hours. Vizsla Silver does not intend to make any material changes to its Audit Committee or corporate governance practices upon completion of the Arrangement.

RISK FACTORS

Below are certain risk factors relating to Vizsla Silver following completion of the Arrangement that Shareholders should carefully consider in connection with the Arrangement. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information that appears elsewhere in the Circular. Additional risk factors relating to Vizsla Silver and the Shareholders in connection with the Arrangement are set out in the Circular under the heading entitled "The Arrangement - Risk Factors Relating to the Arrangement".

RESOURCE EXPLORATION AND DEVELOPMENT IS A SPECULATIVE BUSINESS

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

FLUCTUATION OF METAL PRICES

Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

FINANCING RISKS

Historically, capital requirements have been primarily funded through the sale of securities. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company's mineral properties, the state of international debt and equity markets and investor perceptions and expectations of the global market for silver and its derivatives. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company's planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

INCREASED COSTS

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to a number of factors, such as the results of ongoing exploration activities (positive or negative), changes in the nature of mineralization encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

RECLAMATION

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of any mineral project of the Company to cover potential risks. These additional costs may have a material adverse effect on the Company's business, financial condition and results of operations.

MINING INDUSTRY IS INTENSELY COMPETITIVE

The Company's business of the acquisition, exploration and development of mineral properties is intensely competitive. Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

PERMITS AND LICENSES

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

GOVERNMENT REGULATION

Any exploration, development or mining operations carried on by the Company, will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

ENVIRONMENTAL RESTRICTIONS

The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

GLOBAL ECONOMY

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital and the trading price of the Company's securities could be adversely impacted.

INFLATION

General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Company's financial condition, results of operations and the capital expenditures required to advance the Company's business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and the price of the Company's securities.

MACROECONOMIC RISKS

Political and economic instability (including Russia's invasion of Ukraine and the war in the Middle East), global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company's control. The macroeconomic environment remains challenging and the Company's results of operations could be materially affected by such macroeconomic conditions.

PUBLIC HEALTH CRISES

Public health crises can result in volatility and disruptions in the supply and demand for gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest. Any of these could affect the Company's ability to advance exploration and development with such risks to include challenges in recruiting and retaining staff and personnel, restricted access for employees and contractors to the Ana Paula Project, equipment and materials not being delivered to site on schedule or at all, and further inefficiencies required to be put in place to health and safety resulting in less productivity.

MILITARY CONFLICT IN UKRAINE

The military conflict in Ukraine could lead to heightened volatility in the global financial markets, increased inflation, and turbulence in mining markets. More recently, in response to Russian military actions in Ukraine, several countries (including Canada, the United States and certain allies) have imposed economic sanctions and export control measures, and may impose additional sanctions or export control measures in the future, which have and could in the future result in, among other things, severe or complete restrictions on exports and other commerce and business dealings involving Russia, certain regions of Ukraine, and/or particular entities and individuals. While the Company does not have any direct exposure or connection to Russia or Ukraine, as the military conflict is a rapidly developing situation, it is uncertain as to how such events and any related economic sanctions could impact the global economy. Any negative developments in respect thereof could have an adverse effect on the Company's business, operations, financial condition, and the value of the Company's securities.

FOREIGN COUNTRIES AND POLITICAL RISK

Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

CHANGES TO MINING LAWS AND REGULATION

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of "free land and first applicant" scheme, (v) new social and environmental requirements in order to obtain and keep mining concessions, (vi) the authorization by the Ministry of Economy of any mining concession's transfer, (vii) new penalties and cancellation of mining concessions grounds due to non- compliance with the applicable laws, (viii) the automatic dismissal of any application for new concessions, and (ix) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for Vizsla Silver. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, on June 17, 2023, Vizsla Silver filed amparo lawsuits, challenging the constitutionality of the Decree. Those amparo lawsuits are pending to be decided by the District Courts, and protective suspension rulings preventing the application of the provisions included in the Decree have been granted to Vizsla Silver.

TITLE MATTERS

Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers and may also be affected by undetected defects or the rights of indigenous peoples. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties for which titles have been issued are in good standing.

EXPLORATION AND MINING RISKS

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

REGULATORY REQUIREMENTS

The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company's operations and delays in the exploration and development of the Company's properties.

NO ASSURANCE OF PROFITABILITY

The Company has no history of earnings and, due to the nature of its business there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on the Vizsla Silver Shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of the Vizsla Silver Shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favorable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

TAXATION IN MULTIPLE JURISDICTIONS

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company and its subsidiaries operate and judgments as to their interpretation and application to the specific situation. In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. While management believes that the Company's provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge the Company's interpretation of the applicable tax legislation and regulations. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Any review or adjustment may result in the Company or its subsidiaries incurring additional tax liabilities. Any such liabilities may have a material adverse effect on the Company's financial condition.

The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada or Mexico or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company's taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.

VIOLENCE AND OTHER CRIMINAL ACTIVITIES IN MEXICO

Certain areas of Mexico have experienced outbreaks of localized violence, threats, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial condition of the Company. The Company maintains extensive security at each of its properties, however, there can be no guarantee that the Company's security will be sufficient or that such protocols and procedures will be effective at preventing future occurrences of theft or other criminal activity.

UNINSURED OR UNINSURABLE RISKS

Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

POTENTIAL CONFLICTS OF INTEREST

The directors and officers of the Company may serve as directors and/or officers for other public and private companies, including companies in which the Company has invested in, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, and to the extent that such companies may receive funds from the Company, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation. The Business Corporations Act (British Columbia), which governs the Company, requires the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the Company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

KEY EXECUTIVES AND OUTSIDE CONSULTANTS

The Company is dependent upon the services of key executives, including the directors of the Company, and will be dependent on a small number of highly skilled and experienced executives and personnel if development plans progress at the Panuco Project. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

The Company has also relied upon outside consultants, geologists, engineers and others and intends to rely on these parties for their exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves estimates through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes and to develop the development, exploration and plant infrastructure at any particular site. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with International Financial Reporting Standards. In preparation of its financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company's audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting, as further explained in its audited financial statements. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in this regard.

LITIGATION

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Like most companies, the Company is subject to the threat of litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it could have a material adverse effect on the Company's business, financial condition and results of operations.

ANTI-CORRUPTION AND ANTI-BRIBERY LAWS

The Company's operations are governed by, and involve interactions with, many levels of government in numerous countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (Canada) and similar laws in the other jurisdictions in which it operates or maintains a public listing. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. The Company's internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third-party agents will comply strictly with all such applicable laws. Annual training on the policy is provided to all supervisory employees. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company's reputation, result in significant penalties, fines and/or sanctions, and/or have a material adverse effect on the Company's operations.

POTENTIAL VOLATILITY OF MARKET PRICE OF COMMON SHARES AND RELATED LITIGATION RISKS

Securities of publicly listed companies such as the Company have, from time to time, experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Vizsla Silver Shares. In addition, the market price of the Vizsla Silver Shares is likely to be highly volatile. Factors such as gold prices, the average volume of shares traded, announcements by competitors, changes in stock market analysts' recommendations regarding the Company and general market conditions and attitudes affecting other exploration and mining companies may have a significant effect on the market price of the Vizsla Silver Shares. It is likely that the Company's results or development and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the Vizsla Silver Shares could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company's securities. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial position and results of operations.

MARKET PRICE DEPRESSION

Sales of a substantial number of common share or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the common shares and impair the Company's ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of the common shares. The price of the common shares could be affected by possible sales of the common shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

DILUTION RISK

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company. The Company's notice of articles permit the issuance of an unlimited number of common shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional common shares may be issued by the Company on the conversion of convertible securities, including the exercise of options under the Company' omnibus incentive plan and upon the exercise of outstanding warrants.

ACTIVE LIQUID MARKET

There may not be an active, liquid market for the Company's securities. There is no guarantee that an active trading market for the securities will be maintained on the TSXV and/or the NYSE. Investors may not be able to sell their securities quickly or at the latest market price if trading in such securities is not active.

DIVIDEND POLICY

No dividends on the Vizsla Silver Shares have been paid by the Company to date. The Company currently plans to retain all future earnings and other resources, if any, of the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Company's board of directors (the "Board") after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

The Company's management consider the risks disclosed to be the most significant to potential investors of the Company, but not all risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in relation to the Company's business, actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company's securities could decline and investors may lose all or part of their investment.

NEGATIVE OPERATING CASH FLOW

The Company is an exploration stage company, and as a result has not generated cash flow from operations. Given that none of the Company's properties have yet to enter commercial production and generate cash flow, the Company had negative operating cash flow for its financial year ended April 30, 2023 and the nine-month period ended January 31, 2024. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves or a portion of the proceeds of any offering of securities to fund such negative cash flow.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Vizsla Silver is: (a) not party to any legal proceedings or regulatory actions as of the date of this Circular; and (b) is not aware of any contemplated legal proceedings involving it or its operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the ordinary course of business of Vizsla Silver or any of its subsidiaries and except as described below, none of the directors or executive officers of Vizsla Silver or a subsidiary at any time during Vizsla Silver's last completed financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Vizsla Silver Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect Vizsla Silver.

Certain directors and officers of Vizsla Silver are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Vizsla Silver may not be made available to Vizsla Silver, but rather may be offered to a company with competing interests. The directors and senior officers of Vizsla Silver are required by law to act honestly and in good faith with a view to the best interests of Vizsla Silver and to disclose any personal interest which they may have in any project or opportunity of Vizsla Silver, and to abstain from voting on such matters.

The directors and officers of Vizsla Silver are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and Vizsla Silver will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

AUDITORS, TRANSFER AGENT AND REGISTRAR

MNP LLP, Chartered Professional Accountants of Vancouver, British Columbia are the auditors of Vizsla Silver for the years ended April 30, 2023 and April 30, 2022.

The Company's transfer agent and registrar is Computershare Trust Company of Canada ("Computershare"). Computershare's register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

The following is a list of each material contract, other than contracts entered into in the ordinary course of Vizsla Silver's business, that was entered into in the financial year ending April 30, 2023, or was entered into before the date of this Circular that is still in effect:

• the Rights Plan Agreement between Vizsla Silver and Computershare dated September 8, 2023; and

• the Arrangement Agreement.

EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or included by reference in this Schedule L; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Vizsla Silver.

(a) MNP LLP provided an auditors' report dated July 20, 2023 in respect of Vizsla Silver's financial statements for the years ended April 30, 2023 and 2022; and

(b) Allan Armitage, Ph. D., P. Geo. and Ben Eggers, B.Sc.(Hons), MAIG, P.Geo. of SGS Geological Services and Peter Mehrfert, P.Eng, each a "qualified person" for the purposes of NI 43-101, has prepared the report entitled "Updated Mineral Resource Estimate For The Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico", and has reviewed, verified and approved the technical and scientific disclosure contained in this Schedule

"L".

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein and in the Circular.

FINANCIAL STATEMENTS

Vizsla Silver's condensed consolidated interim financial statements for the nine months ended January 31, 2024 and 2023 and the annual audited consolidated financial statements for the years ended April 30, 2023 and 2022, together with the notes thereto, are attached as Schedule "M", respectively, to the Circular.

EXHIBIT T-1

INFORMATION CONCERNING THE PANUCO PROJECT

The following represents information summarized from the technical report titled "Updated Mineral Resource Estimate For The Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" with a report date of February 12, 2024 and an effective date of September 1, 2023 (the "Technical Report") prepared by Allan Armitage, Ph. D., P. Geo. and Ben Eggers, B.Sc. (Hons), MAIG, P.Geo. of SGS Geological Services Inc. ("SGS") and Peter Mehrfert, P.Eng. of Ausenco Engineering Canada ULC, each of whom is a qualified person, filed in connection with the Panuco Project. The following summary does not purport to be a complete summary of the Panuco Project and is qualified in its entirety with reference to the full text of the Technical Report, which is available for review under Vizsla Silver's profile on SEDAR+. Readers should read this summary in conjunction with the Technical Report. Capitalized or abbreviated terms used in this section and not otherwise defined will carry the meanings of such terms in the Technical Report.

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SGS was contracted by Vizsla Silver to complete an updated Mineral Resource Estimate ("MRE") for the Panuco Project and to prepare a NI 43-101. The Technical Report was written in support of the updated MRE.

Property Description, Location, Access, and Physiography

The Panuco Project is in the Panuco-Copala mining district in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco Project is centred at 23 25' north latitude and 105 56' west longitude on map sheets F13A-37.

The Panuco Project comprises 117 approved mining concessions in nineteen blocks, covering a total area of 5,869.87 ha, and two mineral concessions covering 1,321.15 hectares ("ha"). The mineral concessions are indirectly held 100% by Vizsla Silver. The concessions are valid for 50 years, provided semi-annual property tax payments are made in January and July each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. The concession owner may apply for a second 50-year term. Annual payments of 2.03 million Mexican pesos were made in January of 2023 and 2.03 million pesos were made in July of 2023 by Vizsla Silver.

The Panuco Project area is accessed from Mazatlán via Federal Highway 15 to Villa Union, then on Highway 40 for 56 kilometres ("km") (one-hour drive) (see Figure 41 of the Technical Report). Highway 40 crosscuts the Panuco Project area and most of the vein structures. Toll Highway 40D also crosses the Panuco Project. In addition, local dirt roads provide access to most of the workings, but some require repairs or are overgrown, and four-wheel-drive vehicles are recommended in the wet season.

The Panuco Project is located in the Concordia municipality, which has a population of approximately 27,000 inhabitants. Public services, including health clinics and police, are in the town of Concordia. Residents provide an experienced mine labour force. Contractors in Durango and Hermosillo have a strong mining tradition and provide the Panuco Project with a local source of knowledgeable labour and contract mining services. Drilling companies and mining contractors are available in Mazatlán, Durango, Hermosillo, Zacatecas, Fresnillo, and other areas of Mexico. The Panuco Project area is also used for cattle grazing, with limited agricultural use.

Two power lines connecting Durango and Mazatlán cross the Panuco Project, with 400 kV and 240 kV capacities.

Vizsla Silver owns the 500 tonnes per day Coco mill on its property. In addition, there are some mineral processing plants held by third parties in the district that range from 200 to 700 tonnes per day in capacity.

On January 17, 2024, Vizsla Silver announced its intention to spin out the shares of Vizsla Royalties Corp. ("Vizsla Royalties"), a wholly owned subsidiary of Vizsla Silver, to Vizsla Silver's shareholders. Vizsla Royalties currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at the Panuco Project. The Royalty consists of: (i) a 2.0% net smelter return royalty on certain unencumbered concessions comprising the Panuco Project; and (ii) a 0.5% net smelter return royalty on certain encumbered concessions comprising the Panuco Project, which have a pre-existing 3.0% net smelter return royalty.

On September 12, 2023, the Federal District Court granted Vizsla Silver a definite suspension preventing the application of the 2023 Mining Reform Decree, meaning that until the final ruling is granted on the challenge proceedings Vizsla Silver's activities are considered to be grandfathered in the prior Mining Law and Regulations. Therefore, the recent changes to the Mexican mining law do not currently affect access or title, or the right or ability to perform work on the Panuco Project.

History of Exploration

Capitan Francisco de Ibarra founded Concordia in 1565, and gold and silver veins in Panuco and Copala were first exploited in the centuries that followed Sim (2008) and Robinson (2019). Although production has been carried out on the Panuco Project over the last 460 years, no production records are available to Vizsla Silver.

The first recorded modern mining activity commenced late in the 20th century. The Mineral Resources Council (Consejo de Recursos Minerales (the "Mexican CRM")), the predecessor of the Mexican Geological Service (the "SGM") carried out 1:50,000 scale mapping on map sheet F13-A37 and fine-fraction stream sediment sampling in 1999. In 2003, the Mexican CRM published additional 1:50,000 scale mapping on map sheet F13-A36, and fine- fraction stream sediment sampling (Polanco-Salas et al., 2003). In 2019, the SGM conducted 1:50,000 scale geological mapping and fine-fraction stream sediment sampling on map sheet F13-A46.

In 1989, the Mexican CRM optioned and sold several mineral concessions in the district, including to Grupo Minera Bacis ("Bacis") in 1989. Bacis subsequently acquired claims from other parties active in the area, including Minas del Oro y del Refugio S.A. de C.V. Bacis drilled 19 holes totalling 2,822.8 metres ("m") along the Animas-Refugio corridor, but only collar and survey records exist of this work.

From 1999 to 2001, Minera Rio Panuco S.A. de C.V. explored the Animas-Refugio and Cordon del Oro structures culminating in 45 holes for 8,358.6 m. No geological drill logs, downhole survey data, downhole sample data, or geochemical assay data have been preserved. Graphic drill-hole sections are available, with limited downhole geology and geochemical data.

Capstone Mining Corp. ("Capstone") optioned the Bacis concessions in 2004 and carried out geologic mapping and sampling of the Animas-Refugio and Cordon del Oro structures. In 2005, Capstone drilled 15,374 m in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas-Refugio vein. In 2007, Capstone explored the La Colorada structure with surface mapping and sampling, followed by 6,659 m of drilling in 64 holes.

Also, in 2007, Capstone transferred the claims of the Copala, Claudia, Promontorio, Montoros, and Martha projects to Silverstone Corp. ("Silverstone"). Capstone and Silverstone completed 21,641 m of drilling in 200 holes from 2005 to 2008.

Silverstone merged with Silver Wheaton Ltd. ("Silver Wheaton") in 2009, and Silver Wheaton subsequently sold the shares of concession owner Silverstone to Mexican owners. The Silverstone owners mined out a portion of the mineral resource defined in 2008 over the next decade. Silverstone mined parts of the Clemens, El Muerto, La Pipa, Mariposa, El 40, and San Martin ore shoots until mining encountered the water table, preventing further mining. Silverstone or unauthorized mining activity in the intervening years exploited most of the mineral resources estimated by Christopher and Sim (2008).

MRP contracted Geophysical Surveys S.A. de C.V. of Mexico City in 2016 to conduct an airborne magnetics survey. However, no data are available, and no survey or flight specifications are included in the report. The survey was flown in two blocks.

Exploration

Surface exploration at the Panuco Project to date has included geological mapping, rock geochemical sampling, geophysical surveys, and diamond drilling. Geological mapping and prospecting are a key part of the ongoing process in exploring and understanding the geology of the Panuco Project. Mapping is conducted on a reconnaissance scale with detailed scale testing. Mappers generally use a 1:1,000 scale and, in notable outcrops 1:500 scale. Mapping of the Panuco Project amounts to 4,330 ha representing 61.4% of the total project area.

Rock and soil sampling is usually conducted in conjunction with geological mapping and prospecting. Geologists take chip, float, outcrop samples (including channels), and underground sampling where it is safe to do so. Overall, 3,777 rock samples were collected from surface and underground exposures. The lithology, alteration, and structure of outcrop and underground exposures are mapped to determine controls on mineralization. To the degree possible, samples were oriented perpendicular to mineralized structures and variations in mineralization and are sampled separately. At least one sample on either side of the mineralized structure was also collected. Samples are collected as continuous chip channel, with minimum sample lengths ranging from 30 centimeters ("cm") to 1.5 m. The sample length and the width of the chipped channel, typically 10 to 15 cm, are recorded along with the sample's estimated true width.

Geophysics has helped identify targets on the Panuco Project. Silverstone conducted an airborne magnetic survey over the Panuco Project in 2016. The main magnetic high corresponded well with the mapped micro-diorite and showed a potential offset. The micro-diorite is the main host rock in the Napoleon area but is covered by an andesite-to-rhyolitic tuff package in the other vein areas.

In April of 2021, Vizsla Silver conducted a trial ground Fixed Loop Electromagnetic survey ("FLEM") or ground EM and a drone Magnetic Survey over the Napoleon - Cinco Señores corridor. FLEM detects massive sulphide mineralization by running a current through a large loop of wire laid on the ground to induce a magnetic field in the earth. As the weakening magnetic field moves through the earth it sets up a circulating electrical field in the shape of any massive sulphide bodies that it passes through. This new electrical field in turn weakens, setting up a secondary magnetic field that is measured on surface. Geophysicists with modern computer programs can back calculate (inverse modelling) the shape of the conducting massive sulphide and model a 3D "plate" representing the source of the anomaly.

The results showed that electromagnetic ("EM") plates fit with mineralization drilled at the Napoleon discovery and culminated with the discovery of the Josephine vein located west of Napoleon. In addition, five new priority conductive trends were modelled along with many more subtle anomalies.

A test drone-survey was conducted over 205-line km, at 50 m line spacings and a nominal height of 50 m. The test area was over the Napoleon trend, and thus the line orientation, was chosen to be at 45° to try and intersect the vein corridor orthogonally. Four different products were delivered from the drone magnetic survey: a reduced-to-pole ("RTP") map, an analytical signal ("AS") map, a residual-signal map and a first vertical derivative (1D) map. The results from the RTP fit well with Vizsla Silver's mapping of the micro-diorite. While the concept of the Napoleon vein being in a magnetic low trend is not completely clear in the RTP data, it becomes more apparent in the AS data, as those tend to plot the magnetic features clearly over their source regions.

In addition to the EM and magnetic surveys, Vizsla Silver has been collecting magnetic susceptibility readings from most of the drill core. These data have been compiled in Excel tables, and each drill hole has a downhole graph of the susceptibility readings. These graphs have been included in the compilation of the drilling cross-sections and are often very useful in distinguishing rock types.

In June of 2022, Vizsla Silver commissioned Eagle Mapping of Langley, British Columbia, to conduct a LiDAR survey. Vizsla Silver received the data in August of 2022, since then, the survey covering approximately 6,200 ha of the Panuco Project has been used in geologic-resource modelling and planning of future mine and plant infrastructure. Additionally, these high-resolution products (elevation model and orthophotos) are being used to support lithology and structural mapping activities, and as a prospecting tool to find vein outcrops and old mine workings covered by vegetation.

Drilling

Since acquiring the Panuco Project in November 2019, Vizsla Silver has conducted a number of significant drill campaigns in the Napoleon, Copala-Tajitos, Animas and San Antonio areas. Up to September 2023 (data cut-off date for the current MRE), Vizsla Silver has completed 822 surface diamond drill holes totalling 302,931 m and collected 47,694 assay intervals representing 55,368 m of drilling. Vizsla Silver has continued to drill at the Panuco Project since the data cut off for the MRE of September 1, 2023.

In November 2019, Vizsla Silver began drilling on the Panuco Project on the Animas-Refugio corridor near the La Pipa and Mariposa mine areas. A total of 820.50 m in three drill holes was completed in 2019. The three drill holes targeted the La Pipa structure to test below the old historic ore shoot. Results showed low-grade and narrow widths, and no further test work was carried out.

Drill holes AMS-19-01A and AMS-19-02 were drilled to test the downdip extension of the La Pipa ore shoot that has seen extensive mining. The first hole intersected historic workings and a footwall vein over 5.5 m at 135.0 m downhole. Deeper in the hole a 2.0 m wide quartz-amethyst vein was intersected at 241.5 m downhole. The second hole was completed 77 m down dip on the same section and intersected a shallow hanging wall vein with 3 m grading

125.3 grams per tonne ("g/t") silver ("Ag") and 0.59 g/t gold ("Au") and a zone of low-grade veinlets in the projection of the Animas Vein.

Drilling for 2020 totaled 28,643.42 m in 129 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

In January 2020, drilling resumed at the Mariposa mine area, another historically mined area. Other targets in the Animas-Refugio corridor included, from south to north, Mojocuan, San Carlos, Paloma, and Honduras veins.

Drilling at the Napoleon corridor began in June 2020. A total of 64 drill holes tested the Napoleon structure, for 12,546.02 m. Targets were in the central part of the north-south-trending structure, below old mine workings, and 650 m north in the Papayo area.

At the Cordon del Oro corridor, drilling totalled 6,432.05 m in 28 drill holes. The drilling targeted the Mojocuan, San Carlos, and Peralta mine areas, in addition to the Aguita Zarca vein.

Cinco Senores corridor saw 2,927.10 m of drilling in 14 drill holes. The Tajitos vein was the drilling target, and previously unknown workings were encountered in the first four holes.

Drilling at the Panuco Project in 2021 totalled 100,242.55 m in 318 drill holes. The drilling focussed along the Napoleon and Tajitos vein areas, with 54,759.15 m in 180 drill holes and 34,769.35 m in 102 drill holes, respectively (see Table 101 of the Technical Report). Additionally, 4,438.50 m in 14 drill holes were drilled in the Animas-Refugio corridor, and 6,275.55 m in 22 drill holes in the Cordon del Oro corridor. Highlights of the 2021 drilling are presented below.

At Napoleon, infill and delineation drilling focussed on denser drilling to inform the MRE and expand the structure's strike length. The Josephine vein, a subparallel system to Napoleon which was identified initially as an electromagnetic geophysical target, was first intersected in Hole NP-21-132, leading to additional targeting in the area and its inclusion in the MRE. Further drill testing included the Cruz Negra and Alacran vein areas.

Drilling at the Tajitos vein area focussed on delineation and infilling, with additional exploration drilling to the north. The Tajitos mineral resource drilling led to the discovery of the Copala vein -- a relatively thick sub horizontal structure on the Tajitos northeastern extent. Other exploration drilling along the Cinco Senores corridor included the Cinco Senores and Colorada veins to the north of Tajitos.

In the Animas-Refugio corridor, drilling tested the Rosarito segment included in the MRE, in addition to the Peralta and Cuevillas veins.

Drilling at the Cordon del Oro corridor targeted the San Antonio structure included in the MRE, in addition to exploration near the Aguita Zarca vein.

Drilling for 2022 totalled 113,487 m in 271 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

Drilling at the Napoleon corridor included 106 drill holes tested the Napoleon structure, for 52,306.40 m. At the Cordon del Oro corridor, drilling totalled 4,251.8 m in 19 drill holes. Drilling at the Copala/Tajitos veins included 135 drill holes for 52,045.10 m. Additionally, 4,883.70 m in eleven drill holes were drilled in the Animas-Refugio corridor.

The bulk of 2022 drilling was centred on the western portion of the district, focused on upgrading and expanding mineral resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,150 m along strike, 400 m down dip, and remains open to the north and southeast.

At Napoleon, drilling throughout 2022 successfully expanded mineralization along strike and down plunge to the south, several vein splays were identified in the hanging wall and footwall of the main structure.

Other notable discoveries include the Cristiano Vein; marked by high precious metal grades up to 1,935 g/t Ag and 15.47 g/t Au over 1.46 m, located immediately adjacent to Copala; and La Luisa Vein, located approximately 700 m west of Napoleon which continues to display similar silver and gold zonation as that seen at Napoleon.

Drilling for 2023 (to September) totalled 60,432.95 m in 103 drill holes. The main Napoleon and Cinco Senores corridors were tested.

Drilling at the Napoleon corridor included 44 drill holes testing the Napoleon structure, for 25,298.30 m. Drilling at the Copala and Tajitos veins included 59 drill holes for 35,134.65 m.

The 2023 drilling was centred on the western portion of the district, focused on upgrading and expanding mineral resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,700 m along strike and to depths of 450 to 550 m and remains open to the north and southeast.

At Napoleon, drilling throughout 2023 successfully expanded mineralization along strike and down plunge/dip to the south, several vein splays were identified in the hanging wall and footwall of the main structure.

Sampling, Analysis and Data Verification

Since acquiring the Panuco Project in November 2019, Vizsla Silver has maintained a comprehensive and consistent system for sample preparation, analysis and security of all surface samples and drill core samples, including the implementation of an extensive quality assurance/quality control ("QA/QC") program. The current MRE is limited to drilling data collected by Vizsla Silver since the acquisition of the Panuco Project.

Since the beginning of drilling in 2019, all samples have been shipped to ALS Limited ("ALS") in Zacatecas, Mexico for sample preparation and for analysis at the ALS laboratory in North Vancouver, British Columbia. The ALS facilities in Zacatecas and North Vancouver are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals are analyzed using a four-acid digestion with an inductively coupled plasma ("ICP") finish and gold was assayed by 30 gram ("g") fire assay with atomic absorption ("AA") spectroscopy finish. Over-limit analyses for silver, lead and zinc are re-assayed using an ore-grade four-acid digestion with an ICP finish. Samples with over-limit silver assays > 1500 parts per million ("ppm") are fire assayed by gravimetric methods on 30 g sample pulps. Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of Vizsla Silver's QA/QC protocol.

Surface and underground sampling consists of chip, float, and channel samples. Samples are oriented perpendicular to mineralized structures, local variations in mineralization, and are sampled separately. At least one sample on either side of the mineralized structure is also collected. Samples are collected as continuous chip channel, with minimum sample lengths of 30 cm and maximum sample lengths of 1.5 m. The sample length and the width of the chipped channel, typically ten to 15 cm, is recorded along with the sample's estimated true width.

In the warehouse, certified reference materials and blanks are inserted into the sample sequence of surface and underground samples. The samples are packed into large (reused rice/sugar) sacks for transport. A control file with sack number and rock sample numbers contained in each sack and the laboratory sample dispatch form accompanies the sample shipment (used to control and monitor the shipment). The control files are used to track the progress of the samples to the lab and through to receiving results. The sample shipment is delivered to the laboratory via a parcel transport company. The lab then sends a confirmation note and sample log by electronic mail to confirm sample delivery.

From 2019 to 2021, rock samples were shipped to ALS in Zacatecas for sample preparation and reduction and sample pulps were further sent to ALS in North Vancouver for analysis. Samples were dried, weighed, and crushed, and a 250 g split is pulverized to at least 85% passing (P85) 75 µm (ALS Method Code PREP-31).

Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an ICP finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion with ICP finish (ALS Method Code OG62). Samples with over-limit silver assays >1500 ppm are fire assayed by gravimetric methods on 30 g sample pulps (ALS Method Code Ag-GRA21). Samples with over-limit silver assays >10,000 ppm are re- analyzed with a concentrate and bullion grade method using fire assay and gravimetric finish (ALS Method Code Ag- CON01). Gold is fire assayed with AA spectroscopy finish on 30 g sample pulps (ALS Method Code Au-AA23) and gold over-limits (>10 ppm) are reanalyzed by fire assay with gravimetric finish (ALS Method Code Au-GRA21).

Since 2022, rock samples have been shipped to the SGS laboratory in Durango, Mexico for sample preparation, reduction, and analysis. The SGS facilities in Durango are ISO/IEC 17025 certified. The authors of the Technical Report and SGS are independent of SGS Geochemistry and the Durango laboratory.

Samples are dried, weighed, and crushed, and a 250 g split is pulverized to at least 85% passing (P85) 75 µm (SGS Method Code PUL85_CR). Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an ICP finish as part of a geochemical suite (SGS Method Code GE_ICP40Q12). Over-limit analyses for lead (>10,000 ppm) and zinc (>10,000 ppm) are re-assayed using an ore-grade sodium peroxide digestion with ICP finish (SGS Method Code GO_ICP90Q100). Samples with over-limit silver assays >100 ppm are fire assayed by gravimetric methods on 30 g sample pulps (SGS Method Code GO_FAG37V). Gold is fire assayed with AA spectroscopy finish on 30 g sample pulps (SGS Method Code GE_FAA30V5) and gold over-limits (>10 ppm) are reanalyzed by fire assay with gravimetric finish (SGS Method Code GO_FAG30V).

Core is collected into boxes with lids at the drill site and marked with the drill-hole number. At the end of each core- run, the driller places the core carefully into the box and marks the down-hole depth and recovered interval on wooden blocks. When a core box is full with core, the core boxes are tightly closed and tied using raffia or rubber-band straps prior to transportation from drill-site to the core shack. Transportation of the core boxes is done by the drilling contractors.

Upon arrival at the core shack, the drill core is cleaned prior to being photographed. The drill core is logged for lithology, structure, alteration, and mineralization prior to marking out sample intervals. Lithologic and sample logging is done digitally using Geobank software. Sample intervals are defined to honor vein, mineralization, alteration, and lithology contacts. Suspect high-grade intervals are sampled separately. The maximum sample length is 1.5 m, and the minimum sample length is 0.20 m. Before sampling, a saw line is marked along the core axis trying to split the vein or mineralized structure into two symmetrical halves.

The sampler saws HQ core in half, with half being submitted for analysis and half remaining in the core box as a record. The sampler saws PQ core such that one-quarter of the core is submitted for analysis, and the remaining three- quarters remain in the core box as a record. Only one piece of core is removed from the core box at a time, and care is taken to replace the unsampled portion of the core in the core box in the original orientation. The drill-hole number and sample intervals are clearly entered into a sample book to back up the digital logging files. A portion of the uniquely numbered sample ticket is stapled at the beginning of the corresponding sample interval in the core box, and the sampler places one portion of the ticket in the sample bag. The sample ticket book is archived at the Concordia camp. Sample bags are sealed with a plastic strap and are stored in Vizsla Silver's secure warehouse. No directors or officers of Vizsla Silver are involved in sample collection or preparation.

In the warehouse, certified reference materials and blanks are inserted into the sample stream, and then the samples are bagged in sacks for transport. A control file, the laboratory sample dispatch form, includes the sack number and contained sample-bag numbers in each sack. The laboratory sample dispatch form accompanies the sample shipment and is used to control and monitor the shipment. The control files are used to keep track of the time it takes to the samples to get to the lab, and time taken to receive assay certificates, the turn around time. The sample shipment is delivered to ALS in Zacatecas via a parcel transport company. ALS sends a confirmation email with detail of samples received upon delivery.

Sample preparation and reduction is carried out at ALS in Zacatecas and sample pulps are further sent to ALS in North Vancouver for analysis. The ALS facilities in Zacatecas and North Vancouver are ISO 9001 and ISO/IEC 17025 certified. Samples are dried, weighed, and crushed, and a 250 g split is pulverized to at least 85% passing (P85) 75 µm (ALS Method Code PREP-31). Silver, base metals and pathfinder elements are analyzed using a four-acid digestion method with an ICP finish as part of a geochemical suite (ALS Method Code ME-ICP61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four- acid digestion with ICP finish (ALS Method Code OG62). Samples with over-limit silver assays >1500 ppm are fire assayed by gravimetric methods on 30 g sample pulps (ALS Method Code Ag-GRA21). Samples with over-limit silver assays >10,000 ppm are reanalyzed with a concentrate and bullion grade method using fire assay and gravimetric finish (ALS Method Code Ag-CON01). Gold is fire assayed with AA spectroscopy finish on 30 g sample pulps (ALS Method Code Au-AA23) and gold over-limits (>10 ppm) are reanalyzed by fire assay with gravimetric finish (ALS Method Code Au-GRA21).

Data is verified and double-checked by senior geologists on site for data entry verification, error analysis, and adherence to strict analytical quality-control protocols.

Sampling QA/QC programs are set in place to ensure the reliability and trustworthiness of exploration data. They include written field procedures and independent verifications of drilling, surveying, sampling, assaying, data management, and database integrity. Appropriate documentation of quality-control measures and regular analysis of quality-control data are essential for the project data and form the basis for the quality-assurance program implemented during exploration.

Vizsla Silver's QA/QC program comprises the systematic insertion of standards or certified reference materials ("CRM"s), blanks, field, and lab preparation pulp duplicates. QC samples are inserted into the sample sequence at a frequency of one sample per 20 samples for CRM and blank QC sample types and one sample per 40 samples for field duplicates and lab preparation pulp duplicates. Approximately 15% of samples assayed have been QC samples. In total, 2,806 CRMs, 2,981 blanks, 1,401 field duplicate pairs, and 1,368 preparation pulp duplicate pairs have been submitted (see Table 11 3 in the Technical Report) for drilling included in the current MRE. All QC samples are analyzed by the primary analytical lab (ALS).

Check assaying of umpire samples at a secondary lab (SGS in Durango, Mexico) was completed in 2022 and 2023, totalling 927 pulp duplicate samples (1.9% of original samples) from drilling completed in 2020 - 2023.

Sample batches with suspected cross-sample contamination or certified reference materials returning assay values outside of the mean ± 3SD control limits are considered analytical failures by Vizsla Silver, and affected batches were generally re-analyzed to ensure data accuracy. ALS has its own internal QA/QC program, which is reported in the assay certificates, but no account is taken of this in the determination of batch acceptance or failure.

A selection of sixteen CRMs have been used to-date by Vizsla Silver in the course of the Panuco Project drill program: multi-element standards from CDN Resource Laboratories in Langley, B.C. (CDN-ME-1405, CDN-ME-1704, CDN ME 1802, CDN-ME-1803, CDN-ME-1804, CDN-ME-1806, CDN-ME-1811, CDN-ME-1901, CDN-ME-1902, CDN-ME-1903, CDN-ME-2001, CDN-ME-2003, and CDN-ME-2105), Ore Research & Exploration in Bayswater North, Australia (OREAS-601c and OREAS-602b), and gold-silver standard SN97 from Rocklabs in Auckland, New Zealand.

CRM performance and analytical accuracy is evaluated using the assay concentration values relative to the certified mean concentration to define the Z-score relative to sample sequence with warning and failure limits. Warning limits are indicated by a Z-score of between ±2 SD and ±3 SD, and control limits/failures are indicated by a Z-score of greater than ±3 SD from the certified mean. Sample batches with certified reference materials returning assay values outside of the mean ± 3SD control limits, or with suspected cross sample contamination indicated by blank sample analysis, are considered as analytical failures and selected affected batches are re-analyzed to ensure data accuracy. Vizsla Silver's QA/QC program from 2019 - 2023 included the insertion of CRM samples at a frequency of approximately one CRM sample in every 20 samples, for a total of 2,806 CRM samples. Review of Vizsla Silver's CRM QC program indicates that there are no significant issues with the drill core assay data.

Blank samples comprising obsidian from sources in Jalisco were inserted into the sample stream in the field to determine the degree of sample contamination after sample collection, particularly during the sample preparation process. This material does not have certified values established by a third party through round robin lab testing. The QA/QC program from 2019 - 2023 included the insertion of blank samples at a frequency of approximately one blank sample in every 20 samples, for a total of 2,981 blank samples.

For blank sample values, failure is more subjective, and a hard failure ceiling value has not been set. Evaluation of blank samples using a failure ceiling for silver of 2.5 ppm (5x detection limit) indicates that the combined blank failure rate from 2019 - 2023 was 2.1%. The highest result from a blank sample was 457 g/t Ag, the second highest results was 64.1 g/t Ag, and in total ten blank samples (0.3%) returned values over 10 ppm Ag.

The blank failure rate is considered acceptable by industry standards. Based on the low risk of cross-sample contamination and the low amounts of silver that may have contaminated blank material, it is considered unlikely that there is a contamination problem with the Panuco Project drilling data.

Vizsla Silver's QA/QC program from 2019 - 2023 also included the insertion of duplicate samples inserted at a frequency of approximately one field duplicate and one preparation pulp duplicate sample in every 40 samples, for a total of 1,401 field duplicates (1/4 core) and 1,368 preparation pulp duplicate samples. Duplicate samples were analyzed at ALS to evaluate analytical precision and sampling error.

To obtain a relatively accurate estimate of the sampling precision or average relative error a large number of duplicate data pairs are required. Reliably determining the base metal data precision, which typically exhibits relatively small average relative errors (such as 5%), would require 500 - 1000 duplicate data pairs, while reliable determination of gold data precision, which typically exhibits relatively large average relative errors (such as 25%), would require greater than 2500 duplicate data pairs (Stanley and Lawie, 2007).

In the case of the Panuco Project deposits, based on the current duplicate data set size, analysis of the precision should be considered as reliable for lead, zinc, and likely silver, while it should be considered approximate in nature only for gold until a larger dataset is available. The average Coefficient of Variation (CVAVR%) for silver, gold, lead, and zinc is calculated using the root mean square coefficient of variation calculated from the individual coefficients of variation.

The estimates of precisions errors (CVAVR%) for sampling at the Panuco Project indicates that the sampling precision is acceptable by industry standards for pulp duplicates for this style of mineralization (Abzalov, 2008). The precision of the field and preparation pulp duplicates should continue to be monitored as the drill program progresses and the size of the duplicate data set becomes more representative.

The use of a third-party laboratory for routine check assays was employed by Vizsla Silver in 2022 and 2023 as an additional QA/QC measure to confirm the accuracy of ALS assays. A selection of 209 mineralized pulp samples from the 2019-2022 drilling programs was assayed at SGS De Mexico, S.A De C.V. in Durango, Mexico in 2022 and an additional 705 mineralized pulp samples from the 2022-2023 drilling programs was assayed in 2023. In total, 714 umpire check samples have been analysed at SGS by Vizsla Silver, matching ALS methodology as closely as possible.

The 2022 and 2023 umpire check sample results returned from SGS, with respect to the corresponding ALS analyses, indicate acceptable accuracy (relative bias) and precision (average relative error) with limited outliers.

All exploration samples taken were collected by Vizsla Silver's staff. Chain of custody (COC) of samples was carefully maintained from collection at the drill rig to delivery at the laboratories to prevent inadvertent contamination or mixing of samples and render active tampering as difficult as possible.

Drill core is stored at the core-logging facilities in Concordia under a roof to preserve its condition. The area is fenced and guarded by security. The plastic boxes containing the core boxes are properly tagged with the corresponding drilling information and stored in an organized way and under acceptable conditions.

Eggers conducted an independent verification of the assay data in the drill sample database used for the current MRE. Approximately 15% of the digital assay records were randomly selected and checked against the available laboratory assay certificate reports. Assay certificates were available for all diamond drilling completed by Vizsla Silver. Eggers reviewed the assay database for errors, including overlaps and gapping in intervals and typographical errors in assay values. In general, the database was in good shape and no adjustments were required to be made to the assay values contained in the assay database.

Verifications were also carried out on drill-hole locations, downhole surveys, lithology, SG and topography information. The database is considered of sufficient quality to be used for the current MRE.

Eggers has reviewed the sample preparation, analyses, and security completed by Vizsla Silver for the Panuco Project. Based on a review of all possible information, the sample preparation, analyses, and security used on the Panuco Project by Vizsla Silver, including QA/QC procedures, are consistent with standard industry practices and the drill data can be used for geological and resource modeling, and resource estimation of indicated and inferred mineral resources.

Armitage conducted a site visit to the Panuco Project on May 29, 2023, accompanied by Martin Dupuis, COO, Jesus Velador, VP of Exploration and Steve Mancell, Director of Mineral Resources, of Vizsla Silver. During the site visit, Armitage inspected the core logging and core sampling facilities and core storage areas in the City of Concordia. The following facilities were inspected: office area; area used for the geologists to log core; area used to make pictures of the core with controlled light (core both wet and dry); area used to measure density (by drying, measuring unwaxed weight, waxed weight and weight in water); area for cutting the core; area for sampling the core; area to update geological sections on paper; and core storage area.

During the site visit, Armitage examined several selected mineralized core intervals from recently completed (2019- 2022) diamond drill holes from the Panuco Project. Armitage examined accompanying drill logs and assay certificates and assays were examined against the drill core mineralized zones. The author reviewed current core sampling, QA/QC and core security procedures. Core boxes for drill holes reviewed are properly stored in the warehouse, easily accessible and well labelled. Sample tags are present in the boxes, and it was possible to validate sample numbers and confirm the presence of mineralization in witness half-core samples from the mineralized zones.

Armitage conducted a second site visit to the Panuco Project on November 6, 2023 to November 8, 2023, accompanied by Henri Gouin, Mining Engineer with SGS, and Martin Dupuis, Fernando Martínez, Director of Projects, Hernando Rueda, Country Manager and Steve Mancell, of Vizsla Silver. During the second site visit, Armitage again inspected the core logging and core sampling facilities and core storage areas in the City of Concordia.

Armitage examined several selected mineralized core intervals from recently completed (2023) diamond drill holes from the Panuco Project. Armitage examined accompanying drill logs and assay certificates and assays were examined against the drill core mineralized zones. The author reviewed current core sampling, QA/QC and core security procedures. Core boxes for drill holes reviewed are properly stored in the warehouse, easily accessible and well labelled. Sample tags are present in the boxes, and it was possible to validate sample numbers and confirm the presence of mineralization in witness half-core samples from the mineralized zones.

All geological data has been reviewed and verified as being accurate to the extent possible, and to the extent possible, all geologic information was reviewed and confirmed. There were no significant or material errors or issues identified with the drill database. Based on a review of all possible information, Armitage is of the opinion that the database is of sufficient quality to be used for the current indicated and inferred MRE.

Geology and Mineralization

The Panuco Project is on the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans-Mexican Volcanic Belt. The SMO is a Large Igneous Province recording continental magmatic activity from the Late Cretaceous to the Miocene in three main episodes. The first episode, termed the Lower Volcanic Complex ("LVC"), comprises a suite of intrusive bodies, including the Sonora, Sinaloa, and Jalisco batholiths and andesitic volcanic rock units with minor dacite and rhyolite tuffs and ignimbrites that are correlative with the Tarahumara Formation in Sonora of Late Cretaceous to Eocene age. The second magmatic episode is dominated by rhyolitic ignimbrites and tuffs that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup ("UVS"). These dominantly rhyolitic units were extruded in two episodes, from about 32 to 28 Ma and 24 to 20 Ma. These two periods of magmatic activity are associated with the subduction of the Farallon plate under North America and the Laramide orogeny that occurred between the Upper Cretaceous - Paleocene and the Eocene. The third episode comprises post- subduction alkali basalts and ignimbrites associated with the opening of the Gulf of California between the late Miocene and Pleistocene - Quaternary.

The western part of the SMO in Sonora and Sinaloa is cut by north-northwest-trending normal fault systems developed during the opening of the Gulf of California between 27 and 15 Ma. The normal fault systems favoured the formation of elongated basins that were subsequently filled with continental sedimentary rocks. The basins occur in a north- northwest-trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in northern Sinaloa, near Mazatlan and on small outcrops within the Panuco Project area. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites, and schists of the Tahue terrane of Jurassic to Early Cretaceous age (Montoya-Lopera et al., 2019, Sedlock et al., 1993 and Campa and Coney 1982).

In the broader Panuco Project area, the LVC comprises granite, granodiorite, and diorite intrusive phases correlative with the Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths in San Dimas district. The andesite lavas, rhyolite-dacite tuffs, and ignimbrites are locally intruded by the Late Cretaceous to Early Paleocene intrusive phases and younger Eocene-Oligocene felsic dikes and domes. Northwest trending intermontane basins filled with continental conglomerates and sandstones incise the UVS and LVC in the Panuco Project area. The Oligocene age ignimbrites of the UVS occur east of the Panuco Project towards Durango state.

The structure of the Panuco Project area is dominated by north-northwest-trending extensional and transtensional faults developed or reactivated during the Basin and Range tectonic event (approximately 28 to 18 Ma). The extensional belt is associated with aligned rhyolite domes and dikes and Late Oligocene to Middle Miocene grabens.

Mineralization on the Panuco Project comprises several epithermal quartz veins. Previous workers and recent mapping and prospecting works conducted by Vizsla Silver's geologists determined a cumulate length of veins traces of 86 km. Individual vein corridors are up to 7.6 km long, and individual veins range from decimetres to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration, commonly marked by clay gouge. Propylitic alteration consisting of chlorite-epidote in patches and veins affecting the andesites and diorite are common either proximal or distal to the veins.

The primary mineralization along the vein corridors comprises hydrothermal quartz veins and breccias with evidence of four to five different quartz stages: generally white, grey, and translucent and varying grain size from amorphous- microcrystalline-coarse. A late stage of amethyst quartz is also observed in some veins. The grey colour in quartz is due to the presence of fine-grained disseminated sulphides, believed to be mainly pyrite and acanthite. Vizsla Silver has delineated several hydrothermal breccias with grey quartz occurring more commonly at lower levels of the vein structures. Barren to low grade, quartz is typically white and is more common in the upper parts of the veins and breccias. Locally, mineralized structures are cut by narrow, banded quartz veins with thin, dark argentite/acanthite, sphalerite, galena, and pyrite bands. Bladed and lattice quartz pseudomorphs after calcite have been noted at several locations within the veins and indicate boiling conditions during mineral deposition. Later quartz veinlets cut all the mineralized zones with a mix of white quartz and purple amethyst. The amethyst is related to mixing near-surface waters as the hydrothermal system is collapsing, as has been noted in the nearby San Dimas district (Montoya-Lopera et al., 2019).

The MRE includes ten mineralized vein systems: the Napoleon, Napoleon hanging wall, Josephine, and Cruz Negra veins; the Copala, Cristiano, Tajitos and Copala 2 veins; the San Antonio vein; and the Rosarito vein. These trends are west to east within the Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio corridors. The bulk of the mineral resource veins strike north-northwest to north-northeast, with thicknesses varying from 1.5 m to over 10 m.

Mineral Processing, Metallurgical Testing and Recovery Methods

Preliminary metallurgical test programs have been completed on each of the three main deposits that form the Panuco mineral resource. All test programs were conducted at ALS Metallurgy in Kamloops, BC, Canada.

The Napoleon test program was conducted in 2021 on samples obtained from seven drill holes in the 2020 and 2021 drill programs. The selected intervals ranged from depths of 46 to 201 m down the drill holes.

The Tajitos test program was conducted in 2022 on samples from 22 drill holes in the 2020 and 2021 drill programs. The selected intervals ranged from depths of 51 to 345 m down the drill holes.

The Copala test program was conducted in 2023 on samples from eight drill holes in the 2022 drill program. The selected intervals ranged from depths of 111 to 385 m down the drill holes.

The sample selections covered a range of identified lithologies. Master composites were assembled to obtain feed grades that were similar to the expected average mineral resource grades, variability composites were assembled to cover ranges of grades and lithologies. The majority of the testing was completed on the master composites of each deposit.

Comminution testing was completed which suggested that the materials were somewhat hard with respect to both impact and attrition breakage. Drop weight tests were only conducted on the Copala samples and returned an average Axb value of 33. Bond ball mill tests conducted on samples from all three deposits measured ball mill work index values ranging from 16.4 to 18.9 kWhr/tonne.

Mineralogical assessments on the feed samples using QEMSCAN indicated that the host rock was primarily quartz and feldspars. Quartz contents ranged from 55 to 86%. The samples contained generally low levels of sulphide minerals, with pyrite as the most abundant sulphide mineral. The Napoleon samples contained elevated levels of galena and sphalerite, these base metal mineral contents were generally quite low in the Tajitos and Copala samples. Analyses on the Tajitos and Copala samples indicated that silver was mostly present in the form of a silver sulphide mineral acanthite, although small amounts were present in silver-copper sulphides. Detailed analyses on the Copala samples indicated a significant portion of the silver bearing sulphide minerals were quite fine grained and poorly liberated, suggesting that somewhat fine primary grind sizes may be required to achieve high silver recoveries.

Froth flotation tests were conducted on all samples, investigating the potential to sequentially float lead and zinc, as well as simply recovering a bulk sulphide concentrate. Open circuit cleaner testing on the Napoleon master composite demonstrated that production of lead and zinc concentrates that meet typical marketing grade targets would be possible using typical processing conditions. In this flowsheet, about 70 and 80 percent of the silver and gold, respectively, would report to the lead concentrate. The zinc concentrates contained approximately 0.4% cadmium, which may be of concern for marketing, otherwise no other deleterious elements were measured at penalty levels.

Lead-zinc sequential flotation was only investigated in rougher flotation protocols on the Tajitos and Copala samples, distributions of silver and gold to the rougher concentrates were similar to the Napoleon material. Bulk sulphide flotation on all three deposits indicated that bulk sulphide concentrates containing 50-60 g/t gold could be generated on each material, silver concentrations ranged from 1500 to over 8000 g/t depending on the sulphide mineral contents in the feed. In general, about 80-90% of the silver and gold reported to bulk rougher concentrates at the primary grind sizes tested, recoveries to cleaner concentrates were not confirmed as tests were only conducted in open circuit.

Cyanide leaching of the rougher flotation tails was investigated on the Tajitos and Copala samples. Approximately 60-70% of the silver and 80-85% of the gold remaining in the rougher tails could be extracted in tests conducted over 48 and 72 hours. Leaching of rougher flotation concentrates was investigated on all deposits, but most extensively on the Copala samples. Silver extractions ranged from 85 to 98% and gold extractions ranged from 93 to 97% after 48 hours of leaching the concentrates, depending on the level of regrinding applied.

Whole feed leaching was investigated on samples from all deposits, which indicated that about 83-86% of the silver and 90-94% of the gold could be extracted after 96 hours of leaching. These tests were conducted at primary grind sizes ranging from 63 to 100µm P80.

Mineral Resource Estimate

Completion of the updated MREs for the Napoleon-Luisa and Copala-Tajitos deposit areas involved the assessment of an updated drill hole database, which included all data for surface drilling completed between November 2019 and September 2023. The MREs for the Animas and San Antonio deposit areas included data for surface drilling completed between November 2019 and September 2022; there has been no new drilling on the Animas and San Antonio deposit areas and these MREs previously published are considered current. Completion of the MREs also included the assessment of updated three-dimensional ("3D") mineral resource models (mineral resource domains), 3D topographic surface models, 3D models of historical underground workings, and available written reports.

The Inverse Distance Squared ("ID2") calculation method restricted to mineralized domains was used to interpolate grades for Ag (g/t), Au (g/t), lead ("Pb") (ppm) and zinc ("Zn") (ppm) into block models for all deposit areas.

Indicated and inferred mineral resources are reported in the summary tables in Section 14.11 in the Technical Report. The MREs presented below take into consideration that all deposits on the Panuco Project may be mined by underground mining methods.

The updated MRE for the Panuco Project is presented in Table 11 and Table 12.

Highlights of the Panuco Project Mineral Resource Estimate are as follows:

• Indicated mineral resources are estimated at 9.48 million tonnes ("Mt") grading 289 g/t silver, 2.41 g/t gold, 0.27% lead, and 0.84% zinc (511 silver equivalent ("AgEq")). The current MRE includes indicated mineral resources of 88.2 million ounces ("Moz") of silver, 736 thousand ounces ("koz") of gold, 56 million pounds ("Mlbs") of lead, and 176 Mlbs of zinc (155.8 Moz AgEq).

• Inferred mineral resources are estimated at 12.19 Mt grading 239 g/t silver, 1.93 g/t gold, 0.29% lead, and 1.03% zinc (433 g/t AgEq). The current MRE includes inferred mineral resources of 93.7 Moz of silver, 758 koz of gold, 78 Mlbs of lead, and 276 Mlbs of zinc (169.6 Moz AgEq).

Table 11 Panuco Project Mineral Resource Estimate, September 1, 2023

Resource Class	Tonnes (MT)			Grade					Total Metal
		Au g/t	Ag g/t	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq* (koz)
Indicated	9.48	2.41	289	0.27	0.84	511	736	88,192	56.0	176.1	155,841
Inferred	12.19	1.93	239	0.29	1.03	433	758	93,653	78.1	276.2	169,647

* AgEq = Ag ppm + (((Au ppm x Au price/g) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/g) with price assumptions of $24.00/oz Ag, $1800/oz Au, $1.10/lb Pb and $1.35/lb Zn

Table 12 Panuco Project Mineral Resource Estimate by Area, September 1, 2023

Copala Area: Copala, Tajitos and Cristiano

Area	Mineral Resource Class	Tonnes (MT)			Grade				Total Metal
			Au g/t	Ag g/t	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Copala	Indicated	4.52	2.46	380	0.08	0.15	573	358	55,201	8.2	15.3	83,270
	Inferred	3.16	1.77	332	0.12	0.20	476	179	33,722	8.2	13.6	48,320
Tajitos	Indicated	0.63	2.24	358	0.12	0.21	538	46	7,295	1.6	2.9	10,953
	Inferred	1.04	2.04	365	0.22	0.39	540	69	12,260	5.2	8.9	18,140
Cristiano	Indicated	0.21	3.37	581	0.25	0.43	858	23	3,961	1.1	2.0	5,851
	Inferred	0.72	2.54	443	0.15	0.29	650	59	10,213	2.4	4.5	14,974
Total	Indicated	5.37	2.48	385	0.09	0.17	580	427	66,457	11	20	100,074
	Inferred	4.92	1.94	355	0.15	0.25	515	307	56,195	16	27	81,434

Napoleon Area: Napoleon, Cruz, Josephine and Luisa

Area	Mineral Resource Class	Tonnes (MT)			Grade					Total Metal
			Au g/t	Ag g/t	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Luisa	Indicated	0.27	2.56	177	0.39	2.01	459	22	1,556	2.3	12.1	4,027
	Inferred	2.04	2.13	159	0.30	1.51	386	139	10,439	13.3	67.9	25,326
Cruz/Negra	Indicated	0.03	2.01	144	0.37	1.71	373	2	153	0.3	1.2	396
	Inferred	0.31	3.75	170	0.31	1.48	519	37	1,698	2.1	10.1	5,169
Josephine	Indicated	0.07	2.88	221	0.39	1.11	492	6	491	0.6	1.7	1,092
	Inferred	0.22	2.05	161	0.33	1.00	364	15	1,161	1.6	4.9	2,618
Napoleon_HW(4)	Indicated	0.43	1.72	164	0.42	1.53	365	24	2,259	4.0	14.4	5,029
	Inferred	0.85	2.17	220	0.59	2.02	479	59	5,976	10.9	37.6	13,027
Napoleon+ Splays	Indicated	3.31	2.39	162	0.52	1.73	425	255	17,276	37.8	126.5	45,223
	Inferred	3.18	1.64	137	0.45	1.76	342	168	14,045	31.8	123.2	35,063

Area	Mineral Resource Class	Tonnes (MT)			Grade			Total Metal
			Au g/t	Ag g/t	Pb %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Total	Indicated	4.12	2.34	164	0.50	421	309	21,735	45	156	55,767
	Inferred	6.60	1.97	157	0.41	383	418	33,319	60	244	81,203

San Antonio Area: Generales and Animas Area: Cuevillas and Rosarito

Area	Mineral Resource Class	Tonnes (MT)			Grade				Total Metal
			Au g/t	Ag g/t	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
San Antonio	Inferred	0.28	1.30	226	0.01	0.03	325	12	2,038	0.1	0.2	2,936
Animas	Inferred	0.39	1.68	169	0.29	0.60	327	21	2,101	2.5	5.2	4,074

Panuco Project Updated Mineral Resource Estimate Notes:

The classification of the updated MRE into indicated and inferred mineral resources is consistent with current 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. The effective date for the updated MRE is September 1, 2023.

All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

Mineral resources are not mineral reserves. Mineral resources which are not mineral reserves, do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a Mineral reserve. It is reasonably expected that the majority of inferred mineral resource could be upgraded to indicated mineral resources with continued exploration.

The database comprises a total of 822 drill holes for 302,931 m of drilling completed by Vizsla Silver between November 2019 and September 2023.

The MRE is based on 28 3D resource models, constructed in Leapfrog, representing the Napoleon area (15 wireframes), the Copala area (seven wireframes), Tajitos (one wireframe), Animas (five wireframes) and San Antonio (one wireframe).

Silver, gold, lead, and zinc were estimated for each mineralization domain in the Panuco Project. Blocks within each mineralized domain were interpolated using 1.5 m capped composites assigned to that domain. To generate grade within the blocks, the ID2 interpolation method was used for all domains. All estimates are based on variable block dimensions (by deposit area) and estimation search parameters (by domain).

Average density values were assigned per zone based on 1,919 samples analysed by ALS in Zacatecas, Mexico or inhouse with 5% checks by ALS.

It is envisioned that the Panuco Project deposits may be mined using underground mining methods. Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

The base-case AgEq Cut-off grade considers metal prices of $24.00/oz Ag, $1800/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for silver, 90% for gold, 94% for Pb and 94% for Zn.

The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t rock and processing, treatment and refining, transportation, and G&A cost of US$50.00/t of mineralized material.

The authors of the Technical Report are not aware of any known mining, processing, metallurgical, environmental, infrastructure, economic, permitting, legal, title, taxation, socio-political, or marketing issues, or any other relevant factors not reported in this technical report, that could materially affect the updated MRE.

Recommendations

The deposits of the Panuco Project contain underground Indicated and inferred mineral resources that are associated with well-defined mineralized trends and models. All deposits are open along strike and at depth.

Armitage considers that the Panuco Project has potential for delineation of additional mineral resources and that further exploration is warranted. Given the prospective nature of the Panuco Project, it is the opinion of Armitage that the Panuco Project merits further exploration and that a proposed plan for further work by Vizsla Silver is justified.

Armitage is recommending Vizsla Silver conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

For 2024, Vizsla Silver plans to drill approximately 65,000 m on current mineral resource areas, priority targets proximal to current mineral resources in the west, as well as on other high-priority targets in the eastern portion of the district.

Mineral Resource Extension Targets

The Copala structure remains open along strike to the north and down dip to the south. In 2024, Vizsla Silver plans to continue upgrading inferred mineral resources in south Copala, and expanding Copala and its footwall splays down dip.

At Napoleon, Vizsla Silver plans to upgrade inferred mineral resources and to conduct mineral resource expansion drilling along the hanging wall-4 vein (HW4) to the east, as well as to explore three potential vein feeders along the main Napoleon structure at depth.

Proximal Targets

At La Luisa, Vizsla Silver plans to continue expanding the footprint of the high-grade shoot on the south and infill drilling the recently defined 400 m gap between the northern most drill-hole intercepts and the high-grade shoot on the south.

The EL Molino Vein reported significant silver and gold grades close to surface, and Vizsla Silver plans to explore the vein along strike and at depth to add additional high-grade mineral resources close to planned infrastructure in 2024.

Vizsla Silver plans to drill-test a conceptual target at the projected northern intersection of the Copala fault with the Napoleon vein system near La Estrella area.

District Targets

New mapping efforts completed in 2023 have highlighted an abundance of historic workings in the northeastern portion of the district. This new area named "Camelia" is marked by serval high-grade surface samples grading up to 400 g/t Ag and 5.0 g/t Au. Given the overall density of veins mapped on surface and the abundance of surface samples related to historic workings, this has become a high priority district target in the east.

Bulk Sample / Test Mine

Vizsla Silver has received permits to develop and operate a test mine program at its Panuco Project to extract a combined 25,000 tonne bulk sample from the Copala and Napoleon structures. Initial engineering for the bulk sample test mine has already begun with plans to begin underground development in early 2024.

SCHEDULE "M"

VIZSLA SILVER FINANCIAL STATEMENTS AND RELATED MD&A

(Please see attached)

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - unaudited)

For the nine months ended January 31, 2024, and 2023

VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian dollars - unaudited

As at	Note	January 31, 2024	April 30, 2023 (Audited)

ASSETS
Current assets
Cash and cash equivalents		$18,275,739	$12,608,704
Short-term investments	3	-	40,115,000
Taxes receivable	4	20,747,580	17,498,525
Other receivables		347,889	783,490
Prepaid expenses		1,389,603	3,015,115
Total current assets		$40,760,811	$74,020,834

Non-current assets
Long-term prepaid expenses		$49,817	$168,792
Property, plant, and equipment	5	557,585	384,728
Investment	6	582,874	1,297,098
Exploration and evaluation assets	7	191,319,294	162,731,725
Total non-current assets		192,509,570	164,582,343
Total assets		$233,270,381	$238,603,177

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,837,712	$6,175,346
Due to related party	8	145,787	280,505
Total liabilities		$3,983,499	$6,455,851

SHAREHOLDERS' EQUITY
Share capital	9	$238,512,407	$237,460,259
Reserves		35,988,800	30,324,553
Accumulated other comprehensive gain		12,559,651	9,465,293
Deficit		(57,773,976)	(45,102,779)
Total shareholders' equity		$229,286,882	$232,147,326
Total liabilities and shareholders' equity		$233,270,381	$238,603,177

Note 1 - Nature and Continuance of Operations

Note 13 - Subsequent Events

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 2

VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Expressed in Canadian dollars - unaudited

		For the three months ended		For the nine months ended
	Note	January 31, 2024	January 31, 2023	January 31, 2024	January 31, 2023
				$	$
General and administrative expenses
Amortization		$52,732	$74,174	$226,873	$187,403
Consulting fees		742,073	656,271	1,279,725	1,165,437
Directors fees	8	88,941	83,333	243,940	245,833
Exploration investigation		135,050	-	135,050	-
Foreign exchange (gain) / loss		140,680	(425,816)	390,296	(1,194,297)
Insurance		156,619	174,532	533,382	533,140
Management fees	8	200,000	287,500	375,000	462,500
Marketing		1,275,111	828,053	2,682,314	2,349,825
Office and miscellaneous	8	230,693	314,082	743,341	966,098
Professional fees		283,797	288,555	514,068	613,159
Share-based compensation	9e, f	1,402,977	398,455	5,664,247	2,530,128
Transfer agent and filing		49,832	276,382	239,317	424,490
Travel and promotion		(39,664)	91,942	81,686	307,459

		$(4,718,841)	$(3,047,463)	$(13,109,239)	$(8,591,175)
Other income / (loss)
Interest income		725,333	228,656	1,152,266	326,006
Revaluation loss on investment in equity instruments	6	(80,695)	(159,005)	(714,224)	(159,005)
Net loss		$(4,074,203)	$(2,977,812)	$(12,671,197)	$(8,424,174)

Other comprehensive loss
Items that will be reclassified subsequently
Translation gain/(loss) on foreign operations		1,386,593	(338,918)	3,094,358	(347,641)
Comprehensive gain / (loss)		$(2,687,610)	$(3,316,730)	$(9,576,839)	$(8,771,815)
Basic and diluted loss per share		$(0.02)	$(0.02)	$(0.06)	$(0.05)

Weighted average number of common shares
Basic and diluted		208,033,701	175,112,075	207,988,528	161,645,755

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 3

VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in Canadian dollars - unaudited

For the nine months ended	Note	January 31, 2024	January 31, 2023
		$	$
Operating activities
Net loss for the period		(12,671,197)	(8,424,174)
Items not affecting cash:
Amortization	5	226,873	187,403
Foreign exchange gain		-	(6,462)
Share-based compensation	9	5,664,247	2,530,128
Revaluation loss on investment in equity instruments	6	714,224	159,005
Changes in non-cash working capital items:
Accounts payable and accrued liabilities		(2,254,475)	(8,159,792)
Due to related parties	8	(134,718)	71,138
Taxes receivable	4	(3,249,055)	(1,387,885)
Other receivable		435,601	(11,797)
Prepaid expenses		1,744,487	411,254
Net cash flows used in operating activities		(9,524,013)	(14,631,182)

Investing activities
Purchase of exploration and evaluation assets	7	-	(6,855,468)
Exploration and evaluation expenditures	7	(23,033,398)	(21,420,929)
Purchase of equipment	5	(386,756)	(274,838)
Strategic investment expenditures	6	-	(500,000)
Redemption of guaranteed investment certificates		40,115,000	-
Net cash flows provided by/(used) in investing activities		16,694,846	(29,051,235)

Financing activities
Cash proceeds of common shares issued net of issuance costs	9b	-	31,974,386
Issuance of common shares - option exercise	9e	32,550	204,000
Issuance of common shares - warrants exercise	9d	1,019,598	-

Net cash flows provided by financing activities		1,052,148	32,178,386

Effects of foreign exchange		(2,555,946)	-
Increase/(Decrease) in cash and cash equivalents		8,222,981	(11,504,031)
Cash and cash equivalents, beginning of the period		12,608,704	30,482,269
Cash and cash equivalents, end of the period		18,275,739	18,978,238

Supplemental cash flow
Issuance of common shares for strategic investment	6	-	1,357,155
Share issuance costs - finders warrants	9	-	1,138,453
Shares issued for E&E acquisition	7	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 4

VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Changes in Equity

Expressed in Canadian dollars, except for number of shares - unaudited

		Common shares
	Note	Number	Amount	Reserves	Other comprehensive income (loss)	Deficit	Total
			$	$	$	$	$

Balance, April 30, 2022		154,875,802	163,972,960	23,691,609	(368,411)	(31,511,051)	155,785,107

Shares issued pursuant to private placement and prospectus		23,805,000	34,517,250	-		-	34,517,250

Shares issued pursuant to strategic investment		1,000,000	1,357,155	-	-	-	1,357,155
					-
Shares issued pursuant to the exercise of warrants and options		625,347	204,000	-	-	-	204,000

Share issuance costs - cash		-	(2,542,864)	-		-	(2,542,864)
					-
Share issuance costs - finders warrants		-	(1,138,453)	1,138,453		-	-
					-
Stock-based compensation		-	-	2,530,128		-	2,530,128
					-
Net loss and other comprehensive loss for the period		-	-	-	(347,641)	(8,424,174)	(8,771,815)

Balance, January 31, 2023		180,306,149	196,370,048	27,360,190	(716,052)	(39,935,225)	183,078,961

Balance, April 30, 2023		207,938,329	237,460,259	30,324,553	9,465,293	(45,102,779)	232,147,326
Shares issued pursuant to the exercise of warrants and options	9d, e	788,170	1,052,148	-	-	-	1,052,148
Stock-based compensation	9e, f	-	-	5,664,247	-	-	5,664,247
Net loss and other comprehensive income for the period		-	-	-	3,094,358	(12,671,197)	(9,576,839)

Balance, January 31, 2024		208,726,499	238,512,407	35,988,800	12,559,651	(57,773,976)	229,286,882

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 5

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

1. Nature and Continuance of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the wexploration of mineral properties. The Company currently conducts substantially all its operations in Canada and Mexico in one business segment. On February 8, 2021, the Company changed its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver"). It is trading on the venture exchange under the symbol VZLA.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at 595 Burrard Street, Suite 1723 Vancouver, BC V7X 1J1.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and future profitable production or proceeds from the disposal of properties.

These condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The Company continues to experience risks associated with global inflation and volatility in foreign exchange rates. The Company continues to monitor each of these risks and will execute timely and appropriate measures as necessary. Further, near-term metal prices, exchange rates, discount rates, and other key assumptions used in the Company's accounting estimates are subject to greater uncertainty given the current economic environment. Changes in these assumptions could significantly impact the Company's accounting estimates.

Page | 6

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

2. Material Accounting Policies and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's April 30, 2023, audited annual consolidated financial statements and the notes to such financial statements.

These condensed consolidated interim financial statements are based on the IFRS issued and effective as of January 31, 2024. These condensed consolidated interim financial statements were authorized for issuance by the Company's Board of Directors on March 13, 2024, and follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements.

a) Basis of Consolidation

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal activities	Country of incorporation and operation	Ownership interest as at January 31, 2024	Ownership interest as at April 30, 2023
Canam Alpine Ventures Ltd.	Holding Co	Canada	100%	100%

Minera Canam S.A. DE C.V.	Exploring evaluating mineral properties	Mexico	100%	100%

Operaciones Canam Alpine S.A. DE C.V.	Ezxploring evaluating mineral properties	Mexico	100%	100%

Panuco Royalty Corp. (formerly Vizsla Royalty Corp., Vizsla Copper Corp., and 1283303 B.C. Ltd.)	Royalty Company	Canada	100%	100%

Canam Royalties Mexico, S.A. de C.V.	Royalty Company	Mexico	100%	100%

Vizsla Royalties Corp.	Royalty Company	Canada	100%	N/A

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

On Oct 13, 2023, Vizsla Royalty Corp.'s name was changed to Panuco Royalty Corp., and Vizsla Royalties Corp. was incorporated. Vizsla Royalties Corp. became a wholly owned subsidiary of the Company, and Panuco Royalty Corp. became its wholly-owned subsidiary.

Page | 7

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

2. Significant Accounting Policies and Basis of Presentation (continued)

b) Accounting Standards Issued but Not Yet Adopted

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

c) Accounting pronouncements Adoption of New Accounting Standards

The new standards, or amendments to standards and interpretations that were adopted by the Company, effective May 1, 2023, are as follows:

Disclosure of Accounting Policies (Amendments to IAS 1)

The IASB has issued amendments to IAS 1 Presentation of Financial Statements which require entities to disclose their "material" accounting policy information rather than their "significant" accounting policies. The amendments explain that accounting policy information is material if omitting, misstating; or obscuring that information could reasonably be expected to influence decisions that the primary users of the financial statements make on, the basis of, those financial statements. The amendments also clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

This amendment is effective for annual periods beginning on or after May 1, 2023. The adoption of this amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which introduce a definition of accounting estimates and provide other clarifications to help entities distinguish accounting policies from accounting estimates. Under the amendments, accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The amendments also emphasize that a change in an accounting estimate that results from new information or new developments is not an error correction and that changes in an input or a measurement technique used to develop an accounting estimate are considered changes in accounting estimates if those changes in an input or measurement technique are not the result of an error correction.

This amendment is effective for annual periods beginning on or after May 1, 2023. The adoption of this amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

Page | 8

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

2. Significant Accounting Policies and Basis of Presentation (continued)

d) Significant Accounting Judgments and Estimates

Preparing the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements for the three and nine months ended January 31, 2024, are consistent with those applied and disclosed in Note 3 of the annual consolidated financial statements. The Company's interim results are not necessarily indicative of its results for a full year.

3. Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents include $3,275,739 (April 30, 2023 - $12,608,704) in the operating bank accounts. Cash and cash equivalents also included $15,000,000 in term deposits that are cashable within one to two months (April 30, 2023: $6,789,000 (US$5,000,000)). The term deposits earn interest at 5.25%-5.35% (April 30, 2023: 5.30%).

Short-term investments include $nil (April 30, 2023 - $40,115,000) of term deposits with maturities of more than 90 days (April 30, 2023 - term deposits earning interest at 5.18% to 5.24%).

At January 31, 2024, the Company had 761,991 Mexican pesos (April 30, 2023 - 6,877,311 pesos) and $881,311 US dollars (April 30, 2023- $7,797,176 US dollars).

4. Taxes Receivable

	January 31, 2024	April 30, 2023
	$	$
Goods and Service Tax (GST) recoverable	62,857	84,648
Mexican Value Added Tax (IVA) recoverable	20,684,723	17,413,877
Total	20,747,580	17,498,525

*Mexican IVA is net of provision of $457,903 (5,868,290 Mexican pesos ("MXN")) (April 30, 2023 - $442,656 (MXN 5,868,290)).

Page | 9

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

5. Property, Plant and Equipment

	Computer equipment	Computer software	Office equipment	Mining equipment	Office improvements	Total
Cost	$	$	$	$	$	$
Balance - April 30, 2022	39,916	-	39,873	144,598	185,411	409,798
Additions	29,326	55,212	8,565	165,637	27,112	285,852
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	9,992	-	9,005	45,279	40,673	104,949
Balance - April 30, 2023	79,234	55,212	57,443	355,514	253,196	800,599
Additions	6,914	37,003	19,565	323,274	-	386,756
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	2,443	-	1,287	12,340	8,721	24,791
Balance - January 31, 2024	88,591	92,215	78,295	691,128	261,917	1,212,146

Accumulated Amortization
Balance - April 30, 2022	15,005	-	8,121	53,299	28,507	104,932
Amortization	17,537	55,212	28,896	61,741	105,800	269,186
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	3,480	-	5,343	13,613	19,317	41,753
Balance - April 30, 2023	36,022	55,212	42,360	128,653	153,624	415,871
Amortization	15,228	37,003	34,374	55,224	85,044	226,873
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	980	-	1,561	3,734	5,542	11,817
Balance - January 31, 2024	52,230	92,215	78,295	187,611	244,210	654,561

Carrying amounts
As at April 30, 2022	24,911	-	31,752	91,299	156,904	304,866
As at April 30, 2023	43,212	-	15,083	226,861	99,572	384,728
As at January 31, 2024	36,361	-	-	503,517	17,707	557,585

Page | 10

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset

On December 16, 2022, the Company entered a strategic investment with Prismo Metals Inc. ("Prismo"). Prismo is trading on the Canadian Securities Exchange under the symbol "PRIZ". The Company finalized its strategic investment in Prismo on January 6, 2023 ("Closing Date").

Pursuant to the strategic investment, the Company acquired (i) a right of first refusal ("ROFR") to purchase the Palos Verdes project from Prismo, which will remain valid until January 6, 2027, four years from the Closing Date, and (ii) 4,000,000 units of Prismo ("Prismo Units").

ROFR in this context refer to the obligation of Prismo to notify the Company of any written offers received from third parties to purchase any portion of the Palos Verdes Properties (referred to as the "Offered Interest"). The Company reserves the right to purchase the Offered Interest at the same price and under the same conditions within a 45-day window. If the Company declines or fails to respond, Prismo is permitted to sell to the third party after laps of 90 days, and the Company's rights expire after four years, unless its percentage of ownership is below 8%. The Company's ROFR persists through any changes of control of Prismo.

The Company acquired 4,000,000 Prismo Units, each Prismo Unit consists of one common share of Prismo (a "Prismo Share") and one-half of one common share purchase warrant (a "Prismo Warrant"). Each Prismo Warrant entitles the Company to purchase one additional Prismo Share for a period of two years from the closing date at a price of $0.75. The Prismo shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every nine months. The Prismo Units were fair valued at $1,413,225.

The valuation of Prismo shares follows a level 2 fair value measurement. The share price is derived from the market price on the Closing Date of $0.48, with consideration for the lack of marketability. The DLOM rate used is provided below.

The consideration for the strategic investment consisted of a cash payment of $500,000 (paid) and 1,000,000 common shares of the Company. The consideration shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every nine months. The shares were fair valued at $1,357,155.

The fair value of Vizsla shares is determined using a level 2 fair value measurement. The share price is based on the market price on the Closing Date of $1.62, after factoring in the lack of marketability. The applicable DLOM rate is provided below.

As at Jan 6, 2023	DLOM
Date	Vizsla	Prismo
06-Jul-23	10.6%	21.3%
06-Jan-24	15.9%	28.1%
06-Jul-24	18.0%	30.1%
06-Jan-25	20.4%	31.4%

Page | 11

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset (continued)

An intangible asset with a fair value of $443,930 was recognized for the difference between the fair value of the Prismo Units and Vizsla shares, as well as the cash paid as consideration. Due to the lack of evidence of future economic benefits, the Company wrote off the intangible asset as impairment loss in the year ended April 30, 2023. The continuity of the intangible asset is below:

	Right of first refusal	Total
Cost	$	$
Balance - April 30, 2022	-	-
Additions	443,930	443,930
Write off as impairment loss	(443,930)	(443,930)
Balance - April 30, 2023, and January 31, 2024	-	-

In connection with the strategic investment, Prismo and the Company have agreed to form a technical committee to pursue district-scale exploration of the Panuco silver-gold district.

Immediately prior to the closing of the strategic investment, the Company did not beneficially own, directly or indirectly, or exercise control or direction over, any Prismo Shares or any securities convertible into or exercisable for Prismo Shares. Immediately following the closing of the strategic investment, the Company owns 4,000,000 Prismo Shares and 2,000,000 Prismo Warrants, representing 10.08% of the issued and outstanding Prismo Shares on a non-diluted basis and 14.4% of the Prismo Shares on a partially diluted basis. As of January 31, 2024, 2 million Prismo shares have been released from the voluntary hold.

As the Company has no common management or directors, it does not have significant influence. As such, the Prismo Units have been recognised as investment and measured at fair value through profit or loss. The change in the fair value during the nine months period ended January 31, 2024, was $714,224 (year ended April 30, 2023: $116,127) and recorded in other loss. The continuity schedule of the investment is below:

Strategic Investment
$
Balance - April 30, 2022	-
Additions	1,413,225
Gain (loss) from fair value adjustment	(116,127)
Fair value - April 30, 2023	1,297,098
Gain (loss) from fair value adjustment	(714,224)
Fair value - January 31, 2024	582,874

Page | 12

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset (continued)

Prismo shares are fair valued using the discount for lack of marketability ("DLOM") method. DLOM is based on the risk arising from the restricted holding period and voluntary escrow. The valuation of Prismo shares follows a level 2 fair value measurement. The share price is derived from the market price on the period-end date, January 31, 2024, of $0.14 (April 30, 2023: $0.335), with consideration for the lack of marketability. The DLOM rate used is provided below:

	April 30, 2023	January 31, 2024
Date	DLOM	DLOM
06-Jul-23	8.90%	Issued
06-Jan-24	22.10%	Issued
06-Jul-24	27.50%	15.44%
06-Jan-25	30.00%	22.23%

The fair value of the Prismo warrants granted was calculated as of the year-end date using the Black-Scholes option pricing model with the following assumptions:

	April 30, 2023	January 31, 2024
Risk Free Interest Rate	3.78%	4.17%
Expected Dividend Yield	Nil	Nil
Expected Volatility	115.74%	108.37%
Expected Term in Years	1.69 years	0.93 years

Page | 13

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

7. Exploration and Evaluation Assets

Canam Alpine Ventures Ltd. - Panuco-Copala Property

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam S.A. DE C.V. and Operaciones Canam Alpine S.A. DE C.V. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1:  Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares (issued);

- Milestone event 2: Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares (issued).

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Milestone event 1 and 2 for a total of 750,000 common shares as finders' fees. The Company recorded $296,250 and $12,344 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured, and settlement is accounted for in equity. As of April 30, 2022, the milestones have occurred, and the shares have been issued. As a result, the full $308,595 of contingent consideration has been reversed.

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco S.A. de C.V. ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second-anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020, to extend the schedule of Canam's payment and investment obligations for an additional one year and the Company paid USD$80,000 for the extension.

On September 9, 2019, Canam entered into an option agreement with Silverstone Resources S.A. de C.V. ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second-anniversary date of the agreement and paying a cumulative of USD$20,000,000. Certain claims of Copala are subject to a 3.0% net smelter royalty ("NSR") which can be brought down to 1.5% for 10% interest or property right on the mining concessions.

On July 21, 2021, the Company signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Page | 14

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

7. Exploration and Evaluation Assets (continued)

Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Under the Amending Agreement, Vizsla/Canam and Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

• A cash payment of US$4,250,000 (paid) to Panuco upon signing of the Amending Agreement;

• The issuance to Panuco of 6,245,902 common shares of Vizsla priced at $2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued); and

• A cash payment of US$6,100,000: US$250,000 was paid on August 19, 2021; US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill. On May 6th, 2022, following the refurbishment and transfer of ownership of the mill, US$5,000,000 was paid.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements"). Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

• A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and

• The issuance to Copala of 4,944,672 common shares of Vizsla priced at $2.44 per share upon the completion of the transfer of the Copala Property (issued).

Page | 15

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

7. Exploration and Evaluation Assets (continued)

Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Costs related to the properties can be summarized as follows:

	Balance April 30, 2022	Additions	Balance April 30, 2023	Additions	Balance January 31, 2024
Acquisition costs
Cash	$19,744,301	$6,396,000	$26,140,301	$-	$26,140,301
Effective settlement of loans receivables	1,190,024	-	1,190,024	-	1,190,024
Shares	58,146,988	-	58,146,988	-	58,146,988
Subtotal	$79,081,313	$6,396,000	$85,477,313	$-	$85,477,313

	Balance April 30, 2022	Additions	Balance April 30, 2023	Additions	Balance January 31, 2024
Exploration costs
Analysis	$5,166,595	$3,135,842	$8,302,436	2,732,079	$11,034,515
Depreciation	23,951	53,711	77,662	64,322	141,984
Drilling	20,936,016	14,672,917	35,608,933	9,197,567	44,806,500
Ejido rights	421,243	-	421,243	-	421,243
Engineering consulting	671,537	512,516	1,184,053	163,059	1,347,112
Equipment	1,306,386	1,094,354	2,400,740	1,156,593	3,557,333
Field Cost	4,342,210	1,711,210	6,053,420	1,349,240	7,402,660
Geological consulting	4,203,068	3,930,707	8,133,775	3,319,563	11,453,338
Geophysical survey	-	158,542	158,542	3,693	162,235
Geotech	-	-	-	19,923	19,923
GIS management	-	203,054	203,054	123,310	326,364
Land and reclamation fees	-	-	-	20,727	20,727
Maintenance	396,939	452,923	849,862	110,950	960,812
Metallurgical testing	-	-	-	93,379	93,379
Other consulting	-	-	-	16,101	16,101
Rent of land	239,695	146,953	386,648	-	386,648
Travel and miscellaneous	2,375,661	4,675,810	7,051,471	4,579,732	11,631,203
Subtotal	$40,083,301	$30,748,538	$70,831,839	$22,950,238	$93,782,077

	$119,164,614	$37,144,538	$156,309,152	$22,950,238	$179,259,390

Effect of change in exchange rate	(374,872)	6,797,445	6,422,573	5,637,331	12,059,904

Total	$118,789,742	$43,941,983	$162,731,725	$28,587,569	$191,319,294

Page | 16

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

7. Exploration and Evaluation Assets (continued)

Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

The Company created a 100% owned subsidiary, Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties") through Vizsla Royalty Corp., which is 100% owned by the Company. On February 23, 2022, Vizsla transferred 2% NSR on certain concessions and 0.5% NSR on certain concessions to Canam Royalties. On November 16, 2022, and January 30, 2023, Vizsla transferred 2% NSR on certain concessions to Canam Royalties. On Oct 13, 2023, Vizsla Royalty Corp.'s name was changed to Panuco Royalty Corp., and Vizsla Royalties Corp. was incorporated. Vizsla Royalties Corp. became a wholly owned subsidiary of the Company, and Panuco Royalty Corp. became its wholly owned subsidiary. There is no impact to the Company's consolidated Financial Statements and Condensed Consolidated Interim Financial Statements.

On January 17, 2024, the Company announced the decision to spin out Vizsla Royalties Corp. to spin out net smelter royalty to shareholders pursuant to a plan of arrangement under the Business Corporations Act (British Columbia).

8. Related Party Transactions

During the nine months ended January 31, 2024, and 2023, the Company has the following related party transactions:

(a) The Company has incurred $1,275,611 (2023: $1,690,130) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $235,417 (2023: $245,833) in director fees to the Company's directors.

(c) The Company has paid $480,000 (2023: $450,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) For the nine months ended January 31, 2024, the Company has granted 3,165,000 (2023: 375,000) stock options to officers and directors of the Company (Note 9(e)).

(e) As of January 31, 2024, $145,787 (April 30, 2023: $280,505) was payable to officers of the Company.

These transactions are in the normal course of operations and have been valued in these condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Page | 17

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

9. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at January 31, 2024, 208,726,499 (April 30, 2023: 207,938,329) common shares with no par value were issued and outstanding.

During the nine months ended January 31, 2024, 703,170 warrants were exercised at a weighted average exercises price of $1.45 for proceeds of $1,019,598, and 85,000 options were exercised at a weighted average exercise price of $0.38 for proceeds of $32,550. No other shares were issued during the nine months ended January 31, 2024.

During the year ended April 30, 2023, the Company issued common shares of the Company (the "Shares") as follow:

On February 9, 2023, the Company completed a private placement during which it issued 27,286,050 common shares at a price of $1.65 for gross proceeds of $45,021,982. The Company paid a cash commission of $2,701,319 equal to 6% of the gross proceeds of the offering and issued 1,637,163 compensation options to the Agents. Each compensation option is exercisable to acquire one common share of the Company at the issue price of $1.65 until February 9, 2025. The compensation options have a fair value of $1,408,313 using the Black-Scholes Options pricing model. The Company incurred a total of $3,023,679 in cash share issue costs.

All securities issued under the private placement will be subject to a statutory hold period in Canada expiring four months and one day from the date of issuance.

On November 15, 2022, the Company closed a bought deal financing of 23,805,000 units at a price of $1.45 per units for gross proceeds of $34,517,250. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until November 15, 2024, at a price of $2.00. The warrants were not assigned a value since the market price of the Company's share on November 15, 2022, was equivalent to the price of the unit at $1.45.

The financing was subject to 6% cash finders fees and 6% finders warrants exercisable at $1.45 on or before November 15, 2024. The finders' warrants have a fair value of $1,138,453 using the Black-Scholes Options pricing model. The Company incurred a total of $2,542,864 in cash share issue costs.

The net proceeds from both the private placement and the bought deal financing will be used to advance the exploration, drilling, and development of the Company's Panuco Project, as well as for working capital and general corporate purposes.

On January 6, 2023, the Company issued 1,000,000 shares in connection to the strategic investment in Prismo Metals Inc. The shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every nine months. The shares are fair valued at $1,357,155 (Note 6).

For the year ended April 30, 2023, 775,347 options were exercised for proceeds of $318,000. The weighted average share price on date of exercise is $1.76. 196,130 warrants were exercised for proceeds of $386,221. The weighted average share price of on date of exercise is $2.10.

Page | 18

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

9. Share Capital (continued)

c) Escrow shares

As of January 31, 2024, the Company has 500,000 shares in escrow (April 30, 2023: 1,000,000). The escrow shares relate to the Prismo transaction (Note 6) are subject to a voluntary escrow period of 24 months. During this period, 25% of the securities will be released every six months, starting from the closing date of January 6, 2023. During the nine months ended January 31, 2024, 500,000 have been released and 500,000 shares remain in escrow.

d) Warrants

As of January 31, 2024, the Company has 14,068,663 warrants exercisable (April 30, 2023: 14,771,833).

During the nine months ended January 31, 2024, 703,170 warrants were exercised for proceeds of $1,019,598. No other warrants were issued during the nine months ended January 31, 2024.

During the year ended April 30, 2023, the Company issued 11,902,500 warrants and 1,428,300 broker warrants, totaling 13,330,800 warrants in relation to the bought deal financing which closed on November 15, 2022. Each warrant entitles the holder to acquire one common share of the Company until November 15, 2024, at a price of $2.00. The Company issued 1,637,163 compensation warrants in relation to the private placement which closed on February 9, 2023. Each compensation warrant is exercisable to acquire one Common Share at $1.65 until February 9, 2025. 32,424,902 warrants expired.

The following is a summary of warrant transactions for the nine months ended January 31, 2024, and the year ended April 30, 2023:

	January 31, 2024		April 30, 2023
	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Warrants outstanding, beginning of the period	14,771,833	1.91	32,424,902	2.68
Issued	-	-	14,967,963	1.57
Exercised	(703,170)	(1.45)	(196,130)	1.97
Expired	-	-	(32,424,902)	(2.68)
Warrants outstanding, end of the period	14,068,663	1.93	14,771,833	1.91

The following warrants were outstanding and exercisable on January 31, 2024:

	Exercise	Number of warrants
Expiry date	price	outstanding and
	$	exercisable

15-Nov-24	2.00	11,717,350
15-Nov-24	1.45	714,150
09-Feb-25	1.65	1,637,163
		14,068,663

As at January 31, 2024, the weighted average remaining contractual life for outstanding warrants is 0.82 years (April 30, 2023: 1.57 years).

Page | 19

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

9. Share Capital (continued)

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers, and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years, and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

On May 19, 2023, the Company granted 3,850,000 stock options ("Options") at an exercise price of $1.60 to directors, officers, employees, and consultants of the Company. The Options are exercisable for a period of five years and will vest over the next two years.

On November 15, 2023, the Company has granted 400,000 stock options ("Options") at an exercise price of $1.36 to a director and a consultant of the Company. The Options are exercisable for a period of five years and will vest over the next two years.

On December 18, 2023, the Company has granted 250,000 stock options ("Options") at an exercise price of $1.53 to a consultant of the Company. The Options are exercisable for a period of two years and will vest over the next one year.

During the nine months ended January 31, 2024, 85,000 were exercised for proceeds of $32,550, and 480,000 options were canceled. No other options were issued, canceled, or expired during the nine months ended January 31, 2024.

The continuity of stock options for the nine-month ended January 31, 2024, and the year ended April 30, 2023, is as follows:

	January 31, 2024		April 30, 2023
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding, beginning of the period	15,926,972	1.69	14,640,472	1.64
Issued	4,500,000	1.57	2,720,000	1.63
Cancelled	(480,000)	(1.60)	(658,153)	(2.06)
Exercised	(85,000)	(0.38)	(775,347)	(0.41)
Options outstanding, end of the period	19,861,972	1.67	15,926,972	1.69
Options exercisable, end of the period	16,040,972	1.67	13,692,722	1.69

Page | 20

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

9. Share Capital (continued)

e) Options (continued)

The following options were outstanding and exercisable as January 31, 2024:

Expiry date	Exercise price $	*Adjusted exercise price $	Number of Options outstanding	Number of Options exercisable

27-Feb-29	0.15	0.14	605,000	605,000

13-Jun-24	0.17	0.16	350,000	350,000

30-Dec-24	0.69	0.66	875,000	875,000

07-Jan-25	0.72	0.69	60,000	60,000

29-Jun-25	0.79	0.76	986,250	986,250

06-Aug-25	2.15	2.07	1,490,000	1,490,000

27-Aug-25	1.76	1.69	75,000	75,000

01-Oct-25	1.46	1.40	125,000	125,000

01-Dec-25	1.46	1.40	100,000	75,000

12-Jan-26	1.71	1.64	60,000	60,000

17-Feb-26	1.50	1.44	2,007,722	2,007,722

22-Jun-26	2.31	2.22	3,784,000	3,784,000

12-Jul-26	2.44	2.34	220,000	220,000

27-Jul-26	2.44	2.34	139,000	139,000

24-Sep-26	2.25	2.25	1,945,000	1,945,000

01-Feb-27	2.45	2.45	300,000	300,000

02-Jun-27	1.74	1.74	575,000	472,000

10-Feb-28	1.60	1.60	1,935,000	852,000

19-May-25	1.60	1.60	3,580,000	1,540,000

15-Nov-28	1.36	1.36	400,000	80,000

18-Dec-25	1.53	1.53	250,000	-

			19,861,972	16,040,972

Page | 21

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

9. Share Capital (continued)

e) Options (continued)

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions for options granted in the nine months ended January 31, 2024, and 2023:

For the nine months ended
	January 31, 2024	January 31, 2023
Risk Free Interest Rate	3.29%-3.99%	0.85% -2.89%
Expected Dividend Yield	-	-
Expected Volatility	63.00%-96.24%	101.32%
Expected Term in Years	2-5 years	5 years

The Company recorded a fair value of $4,819,654 as share-based compensation related to options granted for the nine-month ended January 31, 2024 (January 31, 2023 - $2,530,128).

f) Restricted Shares Units

On February 10, 2023, pursuant to the Company's Equity Incentive Compensation Plan, the Company granted 1,133,572 restricted share units (each, an "RSU") to directors, officers, employees, and consultants of the Company. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date. The Company can settle each vested RSUs with cash, shares, or a combination of cash and shares at the Company's discretion.

The fair value of each RSU is $1.60 which is the value of a Vizsla common share on issuance day (February 10, 2023). The total share-based compensation of the RSUs is valued at $1,813,715, which will be realized as the RSUs vest.

For the nine months ended January 31, 2024, the Company has recognized a share-based compensation of $844,593 (January 31, 2023: $nil) for the RSUs.

10. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

• Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Page | 22

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

10. Financial Instruments (continued)

The Company's financial instruments are cash and cash equivalent, short-term investments, investment, other receivables, due to related party, and accounts payable and accrued liabilities. All these financial instruments are carried on the consolidated interim statements of financial position at amortized cost except investments, which are carried at fair value through profit or loss using a level 2 fair value measurement (Note 6). The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2024, the Company had a cash and cash equivalent balance of $18,275,739 to settle accounts payable and accrued liabilities of $3,837,712. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the nine months ended January 31, 2024, by approximately $186,000 (nine months ended January 31, 2023: $139,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Page | 23

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

10. Financial Instruments (continued)

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalent are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at January 31, 2024, the cash on deposit at these institutions was in excess of federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

11. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

12. Segment Information

The Company has one operating segment, being principally mineral exploration. Geographic Information

The Company's non-current assets, excluding non-current deposits, by location of assets are as follows:

	January 31, 2024	April 30, 2023
	$	$
Canada	632,691	1,465,890
Mexico	191,876,879	163,116,453
	192,509,570	164,582,343

Page | 24

VIZSLA SILVER CORP. Notes to Condensed Consolidated Interim Financial Statements For the nine months ended January 31, 2024, and 2023 Expressed in Canadian dollars - unaudited

13. Subsequent Events

On February 21, 2024, subsequent to the nine month period ended January 31, 2024, the Company has entered into an agreement with PI Financial Corp. as sole bookrunner and lead underwriter, on its own behalf and on behalf of a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 20,000,000 common shares (the "Shares") of the Company at a price of $1.50 per Share for aggregate gross proceeds of $30,000,000 (the "Offering"), excluding additional proceeds raised from the exercise of the Over-Allotment Option.

The Company has agreed to grant the Underwriters an option to cover over-allotments (the "Over- Allotment Option"), which will allow the Underwriters to purchase up to an additional 15% of the Shares sold pursuant to the Offering, on the same terms as the Offering. The Over-Allotment Option may be exercised in whole or in part at any time, for 30 days after the Closing Date (as defined herein). The Over Allotment Options were exercised in full and the Company completed the bought deal prospectus for gross proceeds of $34,500,000 on February 29, 2024.

The Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Offering. As further consideration for the services provided by the Underwriters in connection with the Offering, the Company issued compensation warrants to the Underwriters, exercisable at any time on or before February 28, 2026, to acquire that number of common shares of the Company which is equal to 6% of the number of Offered Shares sold under the Offering at an exercise price of $1.50. The compensation warrants have a fair value of $761,728 using the Black-Scholes Options pricing model. The Company incurred a total of $2,228,139 in cash share issue costs.

On January 17, 2024, the Company announced its intention to enter into an arrangement agreement with its wholly-owned subsidiary Vizsla Royalties Corp. ("Spinco"). Vizsla Royalties currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at Vizsla Silver's flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico.

On February 12, 2024, the Company announced its intention to conduct a Spinout within 45 days. This Spinout entails distributing shares of Spinco to the Company's shareholders. Holders of the Company's common shares (referred to as "Vizsla Silver Shares") will receive 1/3 of a common share of Spinco and 1/3 of a common share purchase warrant of Spinco for each Vizsla Silver Share held on the share distribution record date.

After the Spinout, Vizsla Silver is expected to hold a majority of Vizsla Royalties' shares, without exerting controlling interest.

Page | 25

MANAGEMENT DISCUSSION ANALYSIS

FOR THE NINE MONTHS ENDED

JANUARY 31, 2024

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

BASIS OF DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Silver Corp. (the "Company" or "Vizsla") was prepared to conform to National Instrument 51-102F1 and was approved by the Board of Directors prior to its release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The MD&A, condensed consolidated interim financial statements, and audited consolidated financial statements for the years ended April 30, 2023, and 2022 are presented in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The statements and any summary of results presented in the MD&A were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Please consult the audited consolidated financial statements for the years ended April 30, 2023, and 2022, and the condensed consolidated interim financial statements for the nine months ended January 31, 2024, and 2023, for more complete financial information.

All the Company's public disclosure filings, including its most recent management information circular, annual information form ("AIF"), material change reports, press releases and other information, may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties. Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

DATE

This MD&A has been prepared based on information available to the Company as of March 13, 2024.

OVERALL PERFORMANCE

NATURE OF BUSINESS

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The Company shares are trading on the TSX Venture Exchange under the symbol "VZLA". On February 8, 2021, the Company changed its name to Vizsla Silver Corp. On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at Suite 1723, 595 Burrard Street, Vancouver, BC V7X 1J1.

The Company has no substantial revenue and supports its operations through the sale of equity or assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See the section related to "Risk Factors" in this statement.

2

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

OVERALL PERFORMANCE (Continued)

FINANCING FEBRUARY 2024

On February 21, 2024, the Company entered into an agreement with PI Financial Corp. as sole bookrunner and lead underwriter, on its own behalf and on behalf of a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 20,000,000 common shares (the "Shares") of the Company at $1.50 per Share for aggregate gross proceeds of $30,000,000 (the "Offering"), excluding additional proceeds raised from the exercise of the Over-Allotment Option.

The Company has agreed to grant the Underwriters an option to cover over-allotments (the "Over-Allotment Option"), which will allow the Underwriters to purchase up to an additional 15% of the Shares sold pursuant to the Offering, on the same terms as the Offering. The Over-Allotment Option may be exercised in whole or in part at any time, for 30 days after the closing date. The Over Allotment Options were exercised in full and the Company completed the bought deal prospectus for gross proceeds of $34,500,000 on February 29, 2024.

The Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Offering. As further consideration for the services provided by the Underwriters in connection with the Offering, the Company issued compensation warrants to the Underwriters, exercisable at any time on or before February 28, 2026, to acquire that number of common shares of the Company which is equal to 6% of the number of Offered Shares sold under the Offering at an exercise price of $1.50. The compensation warrants have a fair value of $761,728 using the Black-Scholes Options pricing model.

SPIN OUT VIZSLA ROYALTIES CORP.

On January 17, 2024, the Company announced its intention to enter into an arrangement agreement with its wholly-owned subsidiary Vizsla Royalties Corp. ("Spinco"). Vizsla Royalties currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at Vizsla Silver's flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico.

On February 12, 2024, the Company announced its intention to conduct a Spinout within 45 days. This Spinout entails distributing shares of Spinco to the Company's shareholders. Holders of the Company's common shares (referred to as "Vizsla Silver Shares") will receive 1/3 of a common share of Spinco and 1/3 of a common share purchase warrant of Spinco for each Vizsla Silver Share held on the share distribution record date.

After the Spinout, Vizsla Silver is expected to hold a majority of Vizsla Royalties' shares, without exerting controlling interest.

INCENTIVE PLAN REWARDS, GRANT, EXERCISE AND CANCELLATION OF STOCK OPTIONS AND WARRANTS

On December 18, 2023, the Company granted 250,000 stock options at an exercise price of $1.53 to a consultant of the Company. The Options are exercisable for two years and will vest over the next one year.

On November 15, 2023, the Company granted 400,000 stock options at an exercise price of $1.36 to a director and a consultant of the Company, pursuant to the Company's Omnibus Equity Incentive Compensation Plan. The Options are exercisable for five years and will vest over the next two years.

On May 19, 2023, pursuant to the Company's Omnibus Equity Incentive Compensation Plan, the Company granted 3,850,000 stock options ("Options") at an exercise price of $1.60 to directors, officers, employees, and consultants of the Company. The Options are exercisable for five years and will vest over the next two years.

During the nine months ended January 31, 2024, 703,170 warrants were exercised for proceeds of $1,019,598, 85,000 options were exercised for proceeds of $32,550, and 480,000 options were canceled.

3

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

USE OF PROCEEDS

Net proceeds from the financing completed in February 2023 of $41,998,303 has been deployed for the drill program to increase the resource, conduct environmental assessments, complete geotechnical and hydrological drilling, social baseline work, and general and administration expenses.

Net proceeds of the financing completed in November 2022 of $31,974,386 were used primarily to conduct the drill program to extend the resource, deliver the second resource estimate, and cover the general and administration expenses.

Use of Proceeds	November 2022	February 2023	Total
	$	$	$
Gross proceeds	34,517,250	45,021,983	79,539,233
Share issue costs	(2,542,864)	(3,023,679)	(5,566,543)
Net proceeds	31,974,386	41,998,304	73,972,690

Allocation
Exploration and development expenses on Panuco-Copala project	(16,861,974)	(17,332,784)	(34,194,758)
Option payments	(6,396,000)	-	(6,396,000)
Strategic investment in Prismo	(500,000)	-	(500,000)
General and administrative expenses	(8,216,412)	(6,389,781)	(14,606,193)
	(31,974,386)	(23,722,565)	(55,696,951)
Total	-	18,275,739	18,275,739

The Company will continue to evaluate and acquire future growth opportunities including strengthening the land holding in the district.

The Company also will continue with the resource/discovery-based drill program. A Mineral Resource update for the Panuco Project was released on January 8, 2024.

RESULTS OF OPERATION

PANUCO-COPALA PROJECT - MEXICO

MINERAL RESOURCE ESTIMATE

On January 8th, 2024, the Company announced the results of the Panuco project mineral resource estimate update. The company in conjunction with an independent qualified person (QP) completed a geostatistical block model estimate. Details of the methods used, and other project information are available for review in a NI43-101 compliant report available on SEDAR+ (February 20, 2024).

Panuco Project Resource Summary - January 8, 2024 (150 g/t AgEq cut-off) or (2.00 g/t AuEq cut- off)

	Tonnes	Average Grade						Contained Metal
Classification		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq

	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated	9.5	289	2.41	0.27	0.84	511	6.81	88,192	736	25.4	79.9	155,841	2,076
Inferred	12.2	239	1.93	0.29	1.03	433	5.76	93,653	758	35.4	125.3	169,647	2,261

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).
AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).
Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

4

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERAL RESOURCE ESTIMATE (Continued)

Panuco Project Indicated & Inferred Resource Summary by Vein (150 g/t AgEq cut-off) or (2.00 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Copala	4.5	380	2.46	0.08	0.15	573	7.64	55,201	358	3.7	6.9	83,270	1110
Tajitos	0.6	358	2.24	0.12	0.21	538	7.18	7,295	46	0.7	1.3	10,953	146
Cristiano	0.2	581	3.37	0.25	0.43	858	11.45	3,961	23	0.5	0.9	5,851	78
Copala Area Total	5.4	385	2.48	0.09	0.17	580	7.74	66,457	427	5.0	9.2	100,074	1343
Napoleon	3.3	162	2.39	0.52	1.73	425	5.66	17,276	255	17.2	57.4	45,223	603
Napoleon HW	0.4	164	1.72	0.42	1.53	365	4.87	2,259	24	1.8	6.5	5,029	67
Luisa	0.3	177	2.56	0.39	2.01	459	6.12	1556	22	1.1	5.5	4,027	54
Josephine	0.1	221	2.88	0.39	1.11	492	6.56	491	6	0.3	0.8	1,092	15
Cruz	0.0	144	2.01	0.37	1.71	373	4.97	153	2	0.1	0.6	396	5
NP Area Total	4.1	164	2.34	0.50	1.72	421	5.66	21,735	309	20.4	70.7	55,767	743
Total Indicated	9.5	289	2.41	0.27	0.84	511	6.81	88,192	736	25.4	79.9	155,841	2076
Inferred
Copala	3.2	332	1.77	0.12	0.20	476	6.34	33,722	179	3.7	6.2	48,320	644
Tajitos	1.0	365	2.04	0.22	0.39	540	7.21	12,260	69	2.3	4.0	18,140	242
Cristiano	0.7	443	2.54	0.15	0.29	650	8.66	10,213	59	1.1	2.0	14,974	200
Copala Area Total	4.9	355	1.94	0.15	0.25	515	6.86	56,195	307	7.1	12.3	81,434	1081
Napoleon	3.2	137	1.64	0.45	1.76	342	4.57	14,045	168	14.4	55.9	35,063	467
Napoleon HW	0.8	220	2.17	0.59	2.02	479	6.39	5,976	59	5.0	17.0	13,027	174
La Luisa	2.0	159	2.13	0.30	1.51	386	5.15	10,439	139	6.0	30.8	25,326	338
Josephine	0.2	161	2.05	0.33	1.00	364	4.85	1161	15	0.7	2.2	2,618	35
Cruz	0.3	170	3.75	0.31	1.48	519	6.91	1698	37	1.0	4.6	5,169	69
NP Area Total	6.6	157	1.97	0.41	1.68	383	5.10	33,319	418	27.1	110.6	81,203	1082
San Antonio	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	12.2	239	1.93	0.29	1.03	433	5.76	93,653	758	35.4	125.3	169,647	2261

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).
AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).
Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

5

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERAL RESOURCE ESTIMATE (Continued)

Panuco Project Indicated & Inferred Resource Sensitivity Table

Classification COG AgEq	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	AuEq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(koz)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated:
300	5.6	415	3.41	0.31	0.96	718	9.57	74,501	612	17.2	53.5	128,810	1,716
250	6.5	375	3.09	0.3	0.95	653	8.70	78,809	651	19.5	62.2	137,286	1,830
200	7.9	331	2.75	0.29	0.9	581	7.75	83,610	694	22.2	70.8	146,774	1,958
150	9.5	289	2.41	0.27	0.84	511	6.81	88,192	736	25.4	79.9	155,841	2,076
120	10.8	263	2.2	0.25	0.79	467	6.22	91,066	759	26.8	85.3	161,308	2,149
100	11.7	246	2.05	0.24	0.75	437	5.82	92,965	773	27.7	88.5	164,833	2,195
Inferred:
300	6.5	355	2.82	0.36	1.23	634	8.34	73,931	587	23.1	79.4	131,930	1,734
250	7.9	317	2.54	0.34	1.17	565	7.51	80,365	644	26.8	92.1	143,338	1,908
200	9.7	278	2.24	0.32	1.12	499	6.66	86,784	698	30.9	108.4	155,748	2,076
150	12.2	239	1.93	0.29	1.03	433	5.76	93,653	758	35.4	125.2	169,647	2,261
120	14.0	216	1.75	0.28	0.97	393	5.25	97,502	791	38.6	136.1	177,648	2,368
100	15.5	201	1.63	0.26	0.92	367	4.89	99,985	812	40.8	142.9	182,671	2,433

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).
AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).
Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

6

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

Metallurgical Studies

The Company had preliminary metallurgical test work completed for the Napoleon ore body. A consulting company with experts in the field performed the studies using a third-party laboratory. Results for the Napoleon ore body were announced on February 17, 2022.

Process Option	Stage	Mass Recovery (%)	Global Recovery (%)				Product Grade (% or g/t)
			Ag	Au	Pb	Zn	Ag	Au	Pb	Zn

Whole Ore Leach	Direct Cyanidation Leach	100	87	93	-	-	-	-	-	-

Bulk Sulfide Flotation*	Rougher Conc.	17.0	93	90	94	94	666	16	6.8	5.8
	1 Stage Cleaner Conc	7.1	89	88	87	90	1,524	36	15.1	13.2
	2 Stage Cleaner Conc	5.6	87	86	82	87	1888	45	18.1	16.2

Sequential Flotation*	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8

	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	1 Stage Cleaner Conc	2.1	71	76	87	12	4,656	110	49.1	6.3
	2 Stage Cleaner Conc	1.7	68	74	83	9	5,550	134	58.4	5.7

	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8
	1 Stage Cleaner Conc	1.7	8	7	2	71	628	13	1.4	47.2
	2 Stage Cleaner Conc	1.4	7	7	1	71	692	15	1.2	56.2

Gravity Concentration	Knelson Concentrate	3.6	29	40	28	12	1,087	31	8.9	3.5
	Tabled Knelson Conc	0.6	12	26	13	2	2,670	122	24.8	2.9

Summary of results from optimized test work for Napoleon ore body. *Open circuit tests

Further preliminary metallurgical testing of the Tajitos ore body was conducted, and results were released in the company's Technical Report dated March 10, 2023, and posted on SEDAR+.

7

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

Metallurgical Studies (Continued)

Composite	Flowsheet	Displayed Values (%)	Extraction - percent		Reagent Cons. - kg/tonne feed
			Ag	Au	NaCN	Lime

Diorite MC	Cyanidation of Flotation Concentrate and Tails	Combined CN Extractions	90.3	89.7	1.0	1.0
	Salable Concentrate/ Cyanidation on Tails	Combined Float/CN	87.3*	89.4*	0.4-0.6*	0.8*

Andesite MC	Cyanidation of Flotation Concentrate on Tails	Combined CN Extractions	94.2	87.3	1.0	1.4
	Salable Concentrate / Cyanidation on Tails	Combined Float/CN	94.1*	89.8*	0.4-0.6*	0.8*

Andesite Low MnOX MC	Cyanidation of Flotation Concentrate and Tails	Combined CN Extractions	90.1	80.8	0.9	0.8

Potential Flowsheet Comparison for Tajitos ore body

Note: *Estimated Values, testing would be required to confirm

8

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

Preliminary metallurgical testing of the Copala ore body was conducted, and results were released in a news release dated August 16, 2023, and posted on SEDAR+.

Process Option	Stage	Mass Recovery (%)	Recovery (%)
			Ag	Au

Flotation Concentrate	Flotation + regrind + Cyanide Leach	7.0	76.3	74.9

Rougher Tails	Cyanide Leach	93.0	14.2	18.8

Flotation Plus Cyanide Leach	Total	100	90.6	93.7

Summary of results from optimized test work for Copala ore body

EXERCISE OF OPTION AGREEMENTS

On July 21, 2021, the Company announced that it has signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Under the Amending Agreement, Vizsla and Panuco have agreed to amend the terms of the original Panuco option agreement to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

• A cash payment of US$4,250,000 payable to Panuco upon signing of the Amending Agreement (paid);

• The issuance to Panuco of 6,245,902 common shares of Vizsla priced at $2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued); and

• A cash payment of US$6,100,000: US$250,000 was paid on August 19, 2021; US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill. On May 6th, 2022, following the transfer of ownership of the mill, US$5,000,000 was paid.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

9

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

EXERCISE OF OPTION AGREEMENTS (Continued)

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements").

Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

• A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and

• The issuance to Copala of 4,944,672 common shares of Vizsla priced at $2.44 per share upon the completion of the transfer of the Copala Property (issued)

During the period ended January 31, 2024, the Company continues its exploration program at Panuco- Copala flagship project with an aggressive drill program. The exploration program has comprised prospecting and detailed mapping and systematic sampling of surface which led to diamond drilling. Drilling has been carried out at forty targets thus far with 338,235 metres of drilling carried out to date.

LOCATION AND CONCESSIONS

The Panuco Silver Project is in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres. The project is centered at 23º19' North latitude and 105º54' West longitude.

The Project comprises 117 approved mining concessions covering a total area of 5,869.87 ha, and two applications for two mineral concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla Silver. The company also hold 4,103 hectares on four concessions located west of the Panuco Project.

10

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

GEOLOGY

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two episodes: the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS).

The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district. The rhyolites and dacites on top of the andesite (upper part of the LVS) host vein mineralization in minor proportion. Field work and interpretations conducted in the Project, suggest that the andesites of the LVC units are correlative with the Tarahumara formation of Sonora, and the ~77 to 69 Ma Socavon, Buelna and Portal members described in San Dimas. The rocks of the LVC in San Dimas are intruded by the Piaxtla batholith, dated at 49 to 44 Ma, whereas the age of epithermal mineralization has been constrained there between 41 and 37.8 (Enriquez et al, 2018 and Montoya et al, 2019). The diorite to quartz diorite pluton in Panuco has not been dated, but it is interpreted to be older than the Piaxtla intrusive, and correlative with the 64 Ma San Ignacio batholith dated by Montoya et al, (2019) in a locality west of San Dimas. In Panuco, two adularia samples, from each of Napoleon and Copala, dated at ActLabs in Ontario, resolved statistically identical ages of 25.81 ± 0.05 Ma and 25.72 ± 0.06 Ma. Previous field observations that rhyolite dikes of possible Oligocene age (intruding the LVS units) are crosscut by veins in southern Napoleon area agree with a young age of epithermal mineralization. The rhyolite-dacite dome in the Animas zone, adjacent to the El Muerto mine shows strong silicification and quartz veining as well.

Additionally, the Jurassic - Early Cretaceous basement (Tahue terrane), comprised of metasediments (phyllites and sandstones) have been recognized through tectonic/erosional "windows" into the LVS and in some drill-holes. The basement rocks are unconformably overlain by the LVC andesites and felsic rocks of the Tarahumara Formation and intruded by the diorite-granodiorite and granite plutons centered in Panuco project. The granite intrusion around the Panuco town has a reported K/Ar age of 57 Ma (McDowell and Kayzer 1977) whereas a granodiorite porphyry in Malpica located 30 km southeast of the Project area was dated at 54.2 Ma by K/Ar (Henry, 1975). Recent dating of orthoclase at ActLabs, resolved a younger and more accurate age of 52.60 ± 0.21 Ma for the Panuco granite. Locally, the diorite intrusion has been observed to contain clasts of andesite and granite, implying a younger age for the diorite in the project area. Another intrusive phase of granodiorite to quartz-monzonite that may be coeval with the main diorite pluton, has been mapped in the footwall of the Animas-Refugio structure (Henry, 2003). Following deposition of the Tarahumara andesites, a quiescence period in volcanism, concomitant with uplift and erosion, favored formation of lakes and deposition of water-lain hyaloclastites and volcaniclastics composed of alternating rhyolite and andesite tuffs of Eocene age. These volcaniclastic unit is believed to be correlative with the Productive andesite member in San Dimas. The unit is hundreds of metres thick and has been intruded also by felsic stocks, plugs and dikes of the UVS.

11

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERALIZATION

Mineralization on the property comprises several epithermal quartz veins. To date approximately 86 kilometres of these veins have been traced by Vizsla and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are commonly marked by clay gouge. More distal alteration comprises propylitic alteration bearing chlorite and epidote.

The mineralization along the vein corridors comprises hydrothermal veins - breccias with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine-grained disseminated sulphides, presumed to be mainly acanthite, sphalerite and galena. Several hydrothermal breccias have been identified to date by Vizsla's geologists: breccias with grey quartz tend to occur at lower levels in the fault structures whereas breccias with barren white quartz tend to occur at higher levels. Locally, mineralized zones bear banded textures consisting of alternating quartz with thin dark bands of sulfides (acanthite, sphalerite, galena, and pyrite). In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at various locations within the fault zone and are indicative of boiling conditions. All the mineralized zones have been cut by late stage quartz veinlets consisting of white quartz and purple amethyst quartz. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

The main structural corridors are Copala - Colorada, Napoleon, Animas-Refugio, Cordon del Oro, and the newly identified Camelia - Florida corridor. Each structural corridor contains multiple prospects.

EXPLORATION UPDATE

Vizsla uses a multi-phase method of exploration. The initial activity consists of prospecting with aid of a LiDAR survey, surface mapping and sampling to identify areas of interest. The next phase is detailed mapping and systematic sampling. Mapping and sampling of mine workings are also performed to define potential areas for future work. A total of 4,723 surface samples and 800 underground channel samples plus 801 QA/QC controls have been analyzed since work by the company began. The prospects are then catalogued and prioritized for drilling based on an internal procedure that uses an internally developed ranking-matrix.

Since November 2019, over 40 prospects have been tested with 354,035 m drilled in 934 holes completed on HQ and NQ diameter. A total of 53,391 core samples plus 9,708 QA/QC controls have been analyzed to date.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Jesus Velador, P. Geo, VP Exploration for the Company, and a "Qualified Person" within the meaning of NI 43-101.

12

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

FINANCIAL RESULTS - NINE MONTHS ENDED JANUARY 31, 2024

During the nine months ended January 31, 2024 ("2024"), Vizsla recorded a comprehensive loss of $9,576,839, whereas the comprehensive loss for the same period in 2023 ("2023") was $8,771,815. Excluding non-cash items such as stock-based compensation and amortization, the net loss for 2024 was $6,780,077 compared to $5,706,643 for 2023. This represents an increase of $1,073,434 from the prior year.

In 2024, there has been a reduction in General and Administrative expenses compared to 2023. This reduction can be attributed to various factors:

• Professional fees decreased by $99,091, due to the timing of issuing performance bonuses for a consultant and audit fee billings.

• Management fees decreased by $87,500 due to the timing of issuing a performance bonus to an executive.

• Office expenses decreased by $222,757, resulting from a reduction in health tax payments for employees, the absence of allocation fees, and a general deduction in general and administrative expenses.

• Travel expenses decreased by $225,773, as travel expenses related to marketing and investor relations were classified as marketing expenses.

• Transfer agent expenses decreased by $185,173 as the 2023 amount included significant NYSE listing fees.

The previously mentioned reductions were counterbalanced by several increases. Expenditure on consulting services increased by $114,288, fueled by both a rise in the number of consultants hired and the expanded scope of services needed. The exploration investigation expenditure in 2024 reflects funds allocated to examining a potential project. Marketing expenses saw a $332,489 increase due to heightened marketing activities aimed at promoting the Company, alongside the reclassification of travel expenses related to marketing and investor relations as marketing expenses.

The fluctuation of foreign exchange is due to volatility in foreign exchange rates between Mexican pesos, United States dollars, and Canadian dollars.

Interest income increased by $826,260 in 2024 compared to 2023, primarily due to the higher interest rates and availability of cash flow to invest in short-term high-interest savings accounts.

There is a $555,219 increase in revaluation loss from the change in fair value of the shares related to the Strategic investment.

The table below shows the major variances for the nine months ended January 31, 2024, and 2023:

	Nine months	Nine months
	ended	ended	Variance
	January 31, 2024	January 31, 2023
	$	$	$
Consulting fees	1,279,725	1,165,437	114,288
Directors fees	243,940	245,833	(1,893)
Exploration investigation	135,050	-	135,050
Foreign exchange (gain)/loss	390,296	(1,194,297)	1,584,593
Insurance	533,382	533,140	242
Management fees	375,000	462,500	(87,500)
Marketing	2,682,314	2,349,825	332,489
Office and miscellaneous	743,341	966,098	(222,757)
Professional fees	514,068	613,159	(99,091)
Transfer agent and filing	239,317	424,490	(185,173)
Travel and promotion	81,686	307,459	(225,773)
Other (income) / loss
Interest income	(1,152,266)	(326,006)	(826,260)
Revaluation loss on investment in equity instruments	714,224	159,005	555,219

13

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

FINANCIAL RESULTS - THREE MONTHS ENDED JANUARY 31, 2024

During the three months ended January 31, 2024 ("2024"), Vizsla recorded a comprehensive loss of $2,687,610, whereas the comprehensive loss for the same period in 2023 ("2023") was $3,316,730.

Excluding non-cash items such as stock-based compensation and amortization, the net loss in 2024 was $2,618,494 compared to $2,505,183 for 2023. This represents an increase of $113,311 from the prior year.

In 2024, General and Administrative expenses have decreased compared to 2023, due to:

• Management fees decreased by $87,500 due to the timing of issuing a performance bonus to an executive.

• Office expenses decreased by $83,389, resulting from a reduction in health tax payments for employees, the absence of allocation fees, and a general deduction in general and administrative expenses.

• Travel expenses decreased by $131,606, as travel expenses related to marketing and investor relations were classified as marketing expenses.

• Transfer agent expenses decreased by $226,550 as the 2023 amount included significant NYSE listing fees.

Some of the reductions mentioned earlier have been partially offset by several increases. Expenditure on consulting services increased by $85,802, driven by both an increase in the number of consultants hired and the expanded scope of services required. The exploration investigation expenditure in 2024 is for examining a potential project. The rise in marketing expenses by $447,058 is primarily because of new digital marketing initiatives and the reclassification of travel expenses related to marketing and investor relations as marketing expenses.

Interest income in 2024 surged by $496,677 compared to 2023, primarily driven by higher interest rates and the ability to allocate cash flow towards investments in short-term high-interest savings accounts.

There is a revaluation loss reduction of $78,310 resulting from the change in the fair value of shares associated with the strategic investment.

The fluctuations in foreign exchange are a result of the volatility observed in the exchange rates between Mexican pesos, United States dollars, and Canadian dollars.

The table below shows the major variances for the three months ended January 31, 2024, and 2023:

	Three months	Three months
	ended	ended
	January 31, 2024	January 31, 2023	Variance
	$	$	$
Consulting fees	742,073	656,271	85,802
Directors fees	88,941	83,333	5,608
Exploration investigation	135,050	-
Foreign exchange (gain)/loss	140,680	(425,816)	566,496
Insurance	156,619	174,532	(17,913)
Management fees	200,000	287,500	(87,500)
Marketing	1,275,111	828,053	447,058
Office and miscellaneous	230,693	314,082	(83,389)
Professional fees	283,797	288,555	(4,758)
Transfer agent and filing	49,832	276,382	(226,550)
Travel and promotion	(39,664)	91,942	(131,606)
Other (income) / loss
Interest income	(725,333)	(228,656)	(496,677)
Revaluation loss on investment in equity instruments	80,695	159,005	(78,310)

14

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for each of the eight most recently completed financial periods is set out below. All results were compiled using IFRS.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,
	2024	2023	2023	2023	2023	2022	2022	2022	2022
Interest income	725,333	312,089	114,844	633,734	$1,054,916	62,167	35,183	25,851	22,752

Net loss / (income)	4,074,203	4,194,386	$4,402,608	$5,167,554	$2,977,812	$2,096,124	$3,350,238	$(2,770,425)	$5,919,057

Loss / (income) per common share	0.02	0.02	0.02	0.01	0.02	0.01	0.02	(0.04)	0.04

The fluctuations in net loss over the eight quarters can be attributed to several factors, including an increase in exploration activities in Panuco Copala, expansion of office operations, and changes in the fair value of stock-based compensation. The net income recorded in the fourth quarter of fiscal 2022 is primarily due to the gain on the spin-out of Vizsla Copper.

Interest income has been steadily increasing over the quarters, primarily due to higher interest rates and the availability of cash flow for investment in short-term high-interest savings accounts.

In fiscal 2024, as operations stabilize, net loss also stabilizes as operations support the Company's sustained focus on the Panuco-Copala project.

LIQUIDITY

The Company's cash and cash equivalents on January 31, 2024, were $18,275,739 compared to $12,608,704 on April 30, 2023. The Company had a working capital of $36,777,312 on January 31, 2024, compared to a working capital of $67,564,983 at April 30, 2023.

During the nine months ended January 31, 2024, $9.5 million was used in operating activities compared to $14.6 million in 2023. $16.7 million was generated in investing activities during 2024 compared to $29.1 million which was used in 2023. $1.1 million was generated from financing during 2024 compared to $32.2 in 2023.

The Company's financial instruments are cashable at any time without restriction. The Company has no long-term debt or commitments.

As the Company has no revenues, its ability to fund operations is dependent upon its ability to secure financing through the sale of equity or assets. The value of any mineral property is dependent upon the existence of economically recoverable mineral reserves, or the possibility of discovering such reserves, or proceeds from the disposition of such properties. See Section "Risk Factors", below.

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VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

CAPITAL RESOURCES

The Company had 208,726,499 issued and outstanding common shares as of January 31, 2024 (April 30, 2023 - 207,938,329).

During the nine months ended January 31, 2024, 703,170 warrants were exercised at a weighted average exercise price of $1.45 for proceeds of $1,019,598, and 85,000 options were exercised at a weighted average exercise price of $0.38 for proceeds of $32,550. No other shares were issued during the nine months ended January 31, 2024.

On May 19, 2023, pursuant to the Company's Omnibus Equity Incentive Compensation Plan, the Company granted 3,850,000 stock options ("Options") at an exercised price of $1.60 to directors, officers, employees, and consultants of the Company. The Options are exercisable for five years and will vest over the next two years.

On November 15, 2023, the Company granted 400,000 stock options at an exercise price of $1.36 to a director and a consultant of the Company. The Options are exercisable for five years and will vest over the next two years.

On December 18, 2023, the Company granted 250,000 stock options at an exercise price of $1.53 to a consultant of the Company. The Options are exercisable for two years and will vest over the next one year.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 3.29%-3.99%, expected volatility of 63%-96.24%, and zero expected dividend yield for a two-year to five-year term. The Company recorded $5,664,247 as share-based compensation for the nine months ended January 31, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended January 31, 2024, and 2023, the Company has the following related party transactions:

(a) The Company has incurred $1,275,611 (2023: $1,690,130) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $235,417 (2023: $245,833) in director fees to the Company's directors.

(c) The Company has paid $480,000 (2023: $450,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) For the nine months ended January 31, 2024, the Company has granted 3,165,000 (2023: 375,000) stock options to officers and directors of the Company (Note 9(e)).

(e) As of January 31, 2024, $145,787 (April 30, 2023: $280,505) was payable to officers of the Company.

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VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

TRANSACTIONS WITH RELATED PARTIES (Continued)

Below is a summary of cash compensation, stocked based compensation, and restricted shares units paid to officers and directors of the Company:

	For the nine-months period ended
Cash compensation	January 31, 2024	January 31, 2023

CEO fees	$375,000	$462,500
CFO fees	206,247	314,997
COO fees	273,438	398,000
SVP Business Development and Strategy fees	226,000	292,500
VP Exploration fees	194,926	156,717
Director fees	235,417	245,833
	$1,511,028	$1,870,547

	For the nine-months period ended
Stock-based compensation	January 31, 2024	January 31, 2023

CEO fees	$1,127,355	$451,870
CFO fees	476,993	170,759
COO fees	575,774	172,662
SVP Business Development and Strategy fees	429,167	196,139
VP Exploration	366,362	198,726
Director fees	575,735	660,660
	$3,551,386	$1,850,816

	For the nine-months period ended
Restricted shares units	January 31, 2024	January 31, 2023

CEO fees	$118,534	$-
CFO fees	34,770	-
COO fees	90,312	-
SVP Business Development and Strategy fees	55,767	-
VP Exploration	82,692	-
Director fees	101,601	-
	$483,676	$-

PROPOSED TRANSACTIONS

There are no proposed transactions as of the date of this MD&A.

17

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's condensed consolidated interim financial statements requires management to make certain estimates that affect the amounts reported in the condensed consolidated interim financial statements. The accounting estimates considered to be significant include the recognition of deferred income tax assets and share-based compensation.

Share-based compensation

Calculating share-based compensation requires estimates of expected volatility in the share price, risk-free interest rates, number of options expected to vest, and a determination that standard option pricing models such as Black-Scholes fairly represent the actual compensation associated with options. Share price volatility is calculated using the Company's own trading history. The risk-free interest rate is obtained from the Bank of Canada zero coupon bond yield for the expected life of the options. The Company believes that the Black-Scholes option pricing model is appropriate for determining the compensation cost associated with the grant of options.

Impairment of exploration and evaluation assets (E&E assets)

Judgment is involved in assessing whether there is any indication that an asset may be impaired. This assessment is made based on the analysis of, amongst other factors, changes in the market or business environment, events that have transpired that have impacted the asset, and information from internal reporting.

Deferred tax assets and liabilities.

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Prismo strategic investment and intangible asset

Prismo shares, Prismo warrants, and Vizsla shares are fair valued using the discount for lack of marketability ("DLOM") method. DLOM is based on the risk arising from the restricted holding period and voluntary escrow. The intangible asset is calculated based on the difference between the fair value of Prismo Units and Vizsla shares and cash consideration. The factors applied in the calculation are management's best estimates based on industry averages and future forecasts.

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and cash equivalent, other receivables, due from related party, and strategic investment in this category.

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VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

CRITICAL ACCOUNTING ESTIMATES (Continued)

Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable regarding previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than that are disclosed in note 3 to the annual audited consolidated financial statements for the years ended April 30, 2023, and 2022, and note 2 to the condensed consolidated interim financial statements for the nine months period ended January 31, 2024.

Adoption of New Accounting Standards

The new standards, or amendments to standards and interpretations that were adopted by the Company, effective May 1, 2023, are as follows:

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VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Disclosure of Accounting Policies (Amendments to IAS 1)

The IASB has issued amendments to IAS 1 Presentation of Financial Statements which require entities to disclose their "material" accounting policy information rather than their "significant" accounting policies. The amendments explain that accounting policy information is material if omitting, misstating; or obscuring that information could be expected to influence decisions that the primary users of the financial statements make on, the basis of, those financial statements. The amendments also clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

This amendment is effective for annual periods beginning on or after May 1, 2023. The adoption of this amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which introduce a definition of accounting estimates and provide other clarifications to help entities distinguish accounting policies from accounting estimates. Under the amendments, accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also emphasize that a change in an accounting estimate that results from latest information or new developments is not an error correction and that changes in an input or a measurement technique used to develop an accounting estimate are considered changes in accounting estimates if those changes in an input or measurement technique are not the result of an error correction.

This amendment is effective for annual periods beginning on or after May 1, 2023. The adoption of this amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, price risk, credit risk and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk of losses that arise because of changes in contracted interest rates. The Company is not exposed to significant interest rate risk.

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VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS (continued)

Foreign currency risk

The Company incurs certain expenses in currencies other than the Canadian dollar. The Company is subject to foreign exchange risk because of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in the foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the nine months ended January 31, 2024, by approximately $186,000 (nine months ended January 31, 2023: $139,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, including exploration plans. The Company attempts to ensure that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows from operations and holdings of cash and cash equivalents.

21

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

OTHER REQUIREMENTS

Risks Factors and Uncertainties

Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The Company has a history of recurring losses and there is no expectation that this situation will change in the foreseeable future.

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company's potential profitability and ability to continue as a going concern. At present, the Company has cash resources to fund planned exploration for the next twelve months. Timing of additional equity funding will depend on market conditions as well as exploration requirements.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. These conditions may persist for an indeterminate period.

Foreign Operations and Political Risk

The Company's mineral properties are in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

22

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

 OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Mineral Property Tenure and Permits

The Company has completed a review of its mineral property titles and believes that all requirements have been met to ensure continued access and tenure for these titles. However, ongoing requirements are complex and constantly changing so there is no assurance that these titles will remain valid. The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development, and production operations at its projects.

Although the Company acquired the rights to some or all the resources in the ground subject to the tenures that it acquired, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable laws usually provide for rights of access to the surface for the purpose of carrying on exploration activities, however, the enforcement of such rights can be costly and time consuming. It is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the right at law to access the surface and carry-on exploration activities, the Company will be able to negotiate a satisfactory agreement with existing landowners for such access, and therefore it may be unable to carry out exploration activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of any mineral project of the Company to cover potential risks. These additional costs may have a material adverse effect on the Company's business, financial condition, and results of operations.

Environmental Restrictions

The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

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VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Title Matters

Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers and may also be affected by undetected defects or the rights of indigenous peoples. The Company has investigated title to all its mineral properties and, to the best of its knowledge, title to all its properties for which titles have been issued are in good standing.

Exploration and Mining Risks

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

24

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no assurance that commercial quantities of ore will be discovered on any of the Company's properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production. Whether a mineral deposit will be commercially viable depends on several factors, including the attributes of the deposit, such as its size, grade, metallurgy, and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, and the Company's business may be adversely affected by its inability to advance projects to commercial production.

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by several factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Increased Costs

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to several factors, such as the results of ongoing exploration activities (positive or negative), changes in mineralisation encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

25

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. If any such conflict of interest arises, the Company's policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

Government Regulation

The Company operates in an industry which is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could be in violation of, or non-compliant with, regulations it is not aware of.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change. There were no changes in our internal controls over financial reporting during the nine months period ended January 31, 2024, that have materially affected, or are likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

26

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

ADDITIONAL DISCLOSURE FOR ISSUERS WITHOUT SIGNIFICANT REVENUE

The significant components of general and administrative expenditures are presented in the condensed consolidated interim financial statements. Significant components of mineral property expenditures are included in Section Results of Operations.

Outstanding Share Data

As of the date of this MD&A, the Company had 231,737,999 issued and outstanding common shares. In addition, the Company has 19,861,972 options outstanding that are expiring through February 27, 2029, 14,057,163 warrants outstanding that are expiring through February 9, 2025, and 755,715 RSUs outstanding that are vesting through February 10, 2026. Details of issued share capital are included in Note 9 of the condensed consolidated interim financial statements for the nine months ended January 31, 2024.

OTHER INFORMATION

All technical reports on material properties, press releases, and material change reports are filed on he Company's System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, or the Company's Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") profile at www.sec.gov, or on the Company's website: www.vizslasilvercorp.com.

27

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2024

FORWARD-LOOKING STATEMENTS

Certain information, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19"), volatility in the global financial markets, increased inflation, and turbulence in mining markets resulting from the invasion of Ukraine by Russia, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

28

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2023, and 2022

Independent Auditor's Report

To the Shareholders of Vizsla Silver Corp.:

Opinion

We have audited the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at April 30, 2023 and April 30, 2022, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2023 and April 30, 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

MNP LLP
1021 West Hastings St, Suite 2200, Vancouver BC, V6E 0C3	1.877.688.8408 T: 604.685.8408 F: 604.685.8594

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial

Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

2200 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3
1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Jian-Kun Xu.

Vancouver, British Columbia
July 20, 2023	Chartered Professional Accountants

2200 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3
1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

VIZSLA SILVER CORP.

Consolidated Statements of Financial Position

Expressed in Canadian dollars

As at	Note	April 30, 2023	April 30, 2022
		$	$
ASSETS
Current assets
Cash and cash equivalents	5	12,608,704	30,482,269
Short-term investments	5	40,115,000	-
Taxes receivable	6	17,498,525	13,110,777
Other receivables		783,490	340,917
Prepaid expenses		3,015,115	2,855,677
Due from related party	11	-	50,000

Total current assets		74,020,834	46,839,640

Non-current assets
Long-term prepaid expenses		168,792	-
Property, plant and equipment	7	384,728	304,866
Investment	8	1,297,098	-
Exploration and evaluation assets	9	162,731,725	118,789,742

Total non-current assets		164,582,343	119,094,608

Total assets		238,603,177	165,934,248

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		6,175,346	10,127,266
Due to related party	11	280,505	21,875

Total liabilities		6,455,851	10,149,141

SHAREHOLDERS' EQUITY
Share capital	10	237,460,259	163,972,960
Reserves		30,324,553	23,691,609
Accumulated other comprehensive gain/(loss)		9,465,293	(368,411)
Deficit	10	(45,102,779)	(31,511,051)

Total shareholders' equity		232,147,326	155,785,107

Total liabilities and shareholders' equity		238,603,177	165,934,248

Note 1 - Nature and Continuance of Operations

Note 16 - Subsequent Events

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Page | 2

VIZSLA SILVER CORP.
Consolidated Statements of Loss and Comprehensive Loss
Expressed in Canadian dollars

For the years ended	Note	April 30, 2023	April 30, 2022
		$	$
General and administrative expenses
Amortization	7	269,186	62,294
Consulting fees		1,374,548	1,032,014
Directors fees	11	324,550	401,806
Foreign exchange gain		(48,270)	(589,288)
Insurance		737,775	200,777
Management fees	11	650,000	700,000
Marketing		3,093,682	3,257,966
Office and miscellaneous	11	1,319,424	1,790,389
Professional fees		981,800	619,653
Share based compensation	10	4,086,178	11,939,973
Transfer agent and filing		642,133	252,007
Travel and promotion		560,405	509,241

		(13,991,411)	(20,176,832)

Other income / (loss)
Interest income		959,740	139,864
Gain on spin-out of mining interest		-	4,766,412
Revaluation loss on investment in equity instruments	8	(116,127)	-
Impairment loss	8	(443,930)	-

Net loss		(13,591,728)	(15,270,556)

Other comprehensive gain/(loss)
Items that will be reclassified subsequently
Translation gain/(loss) on foreign operations		307,927	(373,887)
Translation gain on intercompany loans		9,525,777	-

Comprehensive loss		(3,758,024)	(15,644,443)

Basic and diluted loss per share		(0.08)	(0.11)

Weighted average number of common shares

Basic and diluted		172,201,698	138,115,136

The accompanying notes are an integral part of these consolidated financial statements

Page | 3

VIZSLA SILVER CORP.

Consolidated Statements of Cash Flows

Expressed in Canadian dollars

For the years ended	Note	April 30, 2023	April 30, 2022
		$	$
Operating activities
Net loss for the year		(13,591,728)	(15,270,556)
Items not affecting cash:
Amortization	7	269,186	62,294
Foreign exchange gain		-	(113,105)
Gain on spin-out of mining interest		-	(4,766,412)
Share-based compensation	10	4,086,178	11,939,973
Revaluation loss on investment in equity instruments	8	116,127	-
Impairment loss	8	443,930	-

Changes in non-cash working capital items:
Accounts payable and accrued liabilities		1,217,407	8,831,707
Due to/(from) related parties	11	308,630	(23,287)
Taxes receivable	6	(4,387,748)	(11,766,266)
Other receivable		(442,573)	(334,071)
Prepaid expenses		(328,230)	(2,739,541)

Net cash flows used in operating activities		(12,308,821)	(14,179,264)

Investing activities
Purchase of exploration and evaluation assets	9	(6,396,000)	(18,731,540)
Exploration and evaluation expenditures	9	(30,748,538)	(27,348,453)
Accounts payable related to exploration and evaluation assets		(5,169,327)	-
Purchase of equipment	7	(285,852)	(280,478)
Expenditures on spin-out		-	(1,122,356)
Strategic investment expenditures	8	(500,000)	-
Investment in short-term investments	5	(40,115,000)	-

Net cash flows used in investing activities		(83,214,717)	(47,482,827)

Financing activities
Cash proceeds of common shares issued net of issuance costs	10	73,972,689	68,857,632
Issuance of common shares - option exercise	10	318,000	545,930
Issuance of common shares - warrants exercise	10	386,221	3,342,526

Net cash flows provided by financing activities		74,676,910	72,746,088

Effect of foreign exchange		2,973,063	-

Increase in cash and cash equivalents		(17,873,565)	11,083,997

Cash and cash equivalents, beginning of year		30,482,269	19,398,272

Cash and cash equivalents, end of year		12,608,704	30,482,269

Supplemental cash flow
Issuance of common shares for strategic investment	8	1,357,155	-
Share issuance costs - finders warrants	10	2,546,766	1,530,056
Shares issued for E&E acquisition	9	-	56,250,001

The accompanying notes are an integral part of these consolidated financial statements

Page | 4

VIZSLA SILVER CORP.

Consolidated Statements of Changes in Equity

Expressed in Canadian dollars, except for the number of shares

		Common shares
	Note	Number	Amount	Reserves	Share to be issued	Other comprehensive income/(loss)	Deficit	Total
			$	$	$	$	$	$

Balance, April 30, 2021		94,068,744	45,962,344	8,148,730	308,594	5,476	(16,240,495)	38,184,649

Shares issued pursuant to private placement and prospectus		29,290,000	71,152,150	2,072,850	-	-	-	73,225,000
Shares issued pursuant to property acquisition		23,690,574	56,250,001	-	-	-	-	56,250,001
Shares issued pursuant to exercise of warrants and options		7,826,484	3,888,456	-	-	-	-	3,888,456
Share issuance costs - cash		-	(4,367,369)	-	-	-	-	(4,367,369)
Share issuance costs - finders warrants		-	(1,530,056)	1,530,056	-	-	-	-
Stock based compensation		-	-	11,939,973	-	-	-	11,939,973
Contingent consideration adjustment		-	-	-	(308,594)	-	-	(308,594)
Transfer of exploration and evaluation assets pursuant to spin-out		-	(7,382,566)	-	-	-	-	(7,382,566)
Net loss and comprehensive loss for the year		-	-	-	-	(373,887)	(15,270,556)	(15,644,443)

Balance, April 30, 2022		154,875,802	163,972,960	23,691,609	-	(368,411)	(31,511,051)	155,785,107

Shares issued pursuant to private placement and prospectus	10	51,091,050	79,539,232	-	-	-	-	79,539,232
Shares issued pursuant to strategic investment	8	1,000,000	1,357,155	-	-	-	-	1,357,155
Shares issued pursuant to exercise of warrants and options	10	971,477	704,221	-	-	-	-	704,221
Share issuance costs - cash	10	-	(5,566,543)	-	-	-	-	(5,566,543)
Share issuance costs - finders warrants	10	-	(2,546,766)	2,546,766	-	-	-	-
Stock based compensation - options	10	-	-	3,846,411	-	-	-	3,846,411
Stock based compensation - restricted shares units	10	-	-	239,767	-	-	-	239,767
Net loss and other comprehensive loss for the year		-	-	-	-	9,833,704	(13,591,728)	(3,758,024)

Balance, April 30, 2023		207,938,329	237,460,259	30,324,553	-	9,465,293	(45,102,779)	232,147,326

The accompanying notes are an integral part of these consolidated financial statements

Page | 5

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

1. Nature and Continuance of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada and Mexico in one business segment. On February 5, 2021, the Company change its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver"). It is trading on the venture exchange under the symbol VZLA.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at 700-1090 West Georgia Street, Vancouver, B.C., V6E 3V7.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The Company continues to experience risks associated with global inflation and volatility in foreign exchange rates. The Company continues to monitor each of these risks and will execute timely and appropriate measures as necessary. Further, near-term metal prices, exchange rates, discount rates, and other key assumptions used in the Company's accounting estimates are subject to greater uncertainty given the current economic environment. Changes in these assumptions could significantly impact the Company's accounting estimates.

2. Basis of Presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standard ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at their fair value as explained in the accounting policies below.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting other than the consolidated statements of cash flows. The consolidated financial statements were approved by the Board of Directors of the Company on July 20, 2023.

Page | 6

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies

The significant accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements.

a) Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the subsidiaries controlled by the Company.

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal activities	Country of incorporation and operation	Ownership interest as at April 30, 2023	Ownership interest as at April 30, 2022
Vizsla Copper Corp. (formerly Northbase Resources Inc.) *	Exploring evaluating mineral properties	Canada	0%	0%

Canam Alpine Ventures Ltd.	Holding Co	Canada	100%	100%

Minera Canam S.A. de C.V.	Exploring evaluating mineral properties	Mexico	100%	100%

Operaciones Canam Alpine S.A. de C.V.	Exploring evaluating mineral properties	Mexico	100%	100%

Vizsla Royalty Corp. (formerly Vizsla Copper Corp. and 1283303 B.C. Ltd.)	Royalty Company	Canada	100%	100%

Canam Royalties Mexico, S.A. de C.V.	Royalty Company	Mexico	100%	100%

* The Company spun-out Vizsla Copper Corp. on September 20, 2021 (Note 4).

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Page | 7

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

b) Foreign Currency Translation

i) Functional and Presentation Currency

Items included in the financial statements of each consolidated entity in Vizsla Silver Corp.'s group are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company and its Canadian subsidiaries is Canadian dollars ("CAD"), the functional currency of the Company's Mexican subsidiaries is Mexican Peso ("MXD"). The consolidated financial statements are presented in CAD, which is the Company's presentation currency.

For the purpose of presenting these consolidated financial statements, entities that have a functional currency different from the presentation currency ("foreign operations") are translated into CAD as follows:

- Assets and liabilities: at the closing rate at the date of the statement of financial position; and

- Income and expenses: at the average rate for the period (as this is considered a reasonable approximation of actual rates prevailing at the transaction dates).

Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. When an entity disposes of its entire interest in a foreign operation, or loses control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

ii) Transactions and Balances

In preparing the financial statements of each individual Vizsla Silver Corp. entity and subsidiary, transactions in currencies other than the entity's functional currency ("foreign currency") are recognized at the rates of exchange prevailing at the date of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for the exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

c) Cash and cash equivalents

Cash consists of cash on hand, deposits in banks with no restrictions, and highly liquid savings accounts. Cash equivalents include other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The Company's cash and cash equivalents are invested with major financial institutions in business accounts.

Page | 8

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

d) Short-term investments

Short-term investments consist of guaranteed investment certificates (GICs) with original maturities of more than three months to a year and which are subject to an insignificant risk of changes in value. The Company's GICs are with major financial institutions.

e) Property, plant, and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.

The major categories of property, plant, and equipment are depreciated on a straight-line basis as follows:

Mining Equipment	30%
Office Equipment	30%
Computer Equipment	30%
Office improvements	2 years
Computer software	1 year

Impairment losses are included as part of other gains and losses on the consolidated statements of loss and comprehensive loss.

f) Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests. Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for, and development of exploration and evaluation assets. Such costs include but are not limited to, geological and geophysical studies, exploratory drilling, and sampling. When commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

g) rovision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation because of exploration and development activities undertaken; it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites, and restoring the affected areas. The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving raises to the liability occurs.

As at April 30, 2023, and 2022, the Company did not have any provision for restoration and rehabilitation.

Page | 9

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

h) Related party transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

i) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase warrants are recognized as a deduction from equity, net of any tax effects.

j) Share issue costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as share issue costs when the financing transactions are completed if the completion of the transaction is considered likely. Otherwise, they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred share issue costs related to financing transactions that are not completed are charged to expenses.

k) Warrants

Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the residual method, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the estimated fair market value of the shares. If the proceeds from the offering are less than or equal to the estimated fair market value of shares issued, a nil carrying amount is assigned to the warrants.

l) Share based payments

The Company grants share-based compensation to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share-based payments for non-employees are determined based on the fair value of the goods/services received or fair value of the share-based payment measured at the date on which the Company obtains such goods/services. Compensation expense is recognized over each tranche's vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest.

m) Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Page | 10

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

m) Income taxes (continued)

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

n) Earnings (Loss) per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted losses per share are the same.

o) Financial Instruments

Financial assets

The Company classifies its financial assets in the following categories:

- Fair value through profit or loss (FVTPL)

- Fair value through other comprehensive income (FVTOCI)

- Amortized cost

The determination of the classification of financial assets is made at initial recognition. The Company's accounting policy for each of the categories is as follows:

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the consolidated statements of loss and comprehensive loss.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive losses.

Page | 11

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

o) Financial Instruments (continued)

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and due from related parties, other receivables and loan receivables in this category.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Company's accounting policy for each category is as follows:

Financial liabilities at FVTPL

This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statements of loss and comprehensive loss.

Other financial liabilities

This category includes accounts payable and accrued liabilities and due to related parties, which are recognized at amortized cost using the effective interest method.

The effective interest method calculates the amortized cost of a financial liability and allocates interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial liability, or, where appropriate, a shorter period. Transaction costs in respect of financial liabilities at fair value through profit or loss are recognized in the statements of operations and comprehensive loss immediately while transaction costs associated with other financial liabilities are included in the initial measurement of the financial liability.

The financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Financial liabilities are derecognized when its contractual obligations are discharged, cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Page | 12

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

p) Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets with a finite useful life are amortized on a straight-line basis over their useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Any changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

q) Accounting Standards Issued but Not Yet Adopted

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

r) Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management's judgment has been applied include:

- Impairment of exploration and evaluation assets (E&E assets)

In accordance with the Company's accounting policy, the Company's E&E assets are evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed, and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices, future plans for the Company's mineral properties and mineral resources and/or reserve estimates.

Management has assessed for impairment indicators for the Company's E&E assets and has concluded that no indicators of impairment were identified as at April 30, 2023, and April 30, 2022, and the Company plans to continue with its objective of developing Panuco - Copala Property.

Page | 13

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

3. Significant Accounting Policies and Basis of Presentation (continued)

s) Significant Accounting Judgments and Estimates (continued)

Significant areas requiring the use of management estimates and assumptions include:

- Fair value calculation of share-based payments

The fair value of share-based payments in relation to the warrants and options granted is calculated using a Black Scholes option pricing model. There are several estimates used in the calculation such as the expected option life, rate of forfeiture of options granted, risk-free interest rate used and the future price volatility of the underlying security which can vary from actual future events. The factors applied in the calculation are management's best estimates based on industry average and future forecasts.

- Assessing whether deferred tax assets and liabilities are recognized in accordance with IAS 12, Income taxes.

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax- related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

- Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

4. Plan of Arrangement

On June 20, 2021, the Company announced that at its special meeting of shareholders held on June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). Also, the Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia). Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action. Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco Copala silver-gold project in Mexico.

The Arrangement was completed on September 20, 2021, and the Company injected $1,122,356 working capital to Vizsla Copper for the Arrangement. The shares of Vizsla Copper commenced trading on the TSX Venture Exchange ("TSXV") on September 21, 2021, under the symbol - VCU.

Page | 14

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

4. Plan of Arrangement (continued)

On September 20, 2021, the Company transferred its 100% interest in the Blueberry Property and Carruthers Pass Property and completed the Arrangement to spin out the shares of Vizsla Copper to the shareholders of Vizsla Silver. Pursuant to the Arrangement, holders of common shares of Vizsla Silver on September 19, 2021, received one new common share of Vizsla Silver and 0.3333 of a Vizsla Copper share for each common share held.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver option has been adjusted for the assets spun-out. The exercise prices of the Vizsla Silver replacement stock options were adjusted based on the proportional market value of the two companies after the completion of the Arrangement.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver warrant has been adjusted for the assets spun-out such that for each of the warrant exercised, the holder is entitled to receive one New Vizsla Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant and one-third of Vizsla Copper share immediately prior to September 20, 2021.

In connection with the Arrangement, the carrying value of Blueberry Property and Carruthers Pass copper property totaling $1,493,798 were derecognized, and the Vizsla Copper shares were treated as a distribution of capital to the shareholders of the Company. In accordance with IFRIC-17, the distribution was valued at $7,382,566 based on fair value of the common shares of Vizsla Copper and the Company recorded a gain on the spin-out totaling $4,766,412 in the consolidated statements of loss and comprehensive loss for the year ended April 30, 2022.

5. Cash and Cash Equivalents and Short-term investments

Cash and cash equivalents include $12,608,704 (2022 - $30,482,269) in the operating bank accounts and $6,789,000 (US$5,000,000) (2022 - $10,000,0000) of short-term guaranteed investment certificate ("GICs") that is cashable within one to two months. The GIC earns interest at 5.30% (2022 - 0.92%).

Short-term investments include $40,115,000 (2022 - $nil) of GICs with maturities of more than 90 days ranging from six months to eight months earning interest from 5.18% to 5.24% (2022 - nil).

At April 30, 2023, the Company had 6,877,311 in Mexican pesos (2022 - 2,585,629 pesos) and $7,797,176 in US dollars (2022 - $21,099 US dollars).

6. Taxes Receivable

	April 30, 2023	April 30, 2022
	$	$
Goods and Service Tax (GST) recoverable	84,648	103,785
Mexican Value Added Tax (IVA) recoverable*	17,413,877	13,006,992
Total	17,498,525	13,110,777

* Mexican IVA is net of provision of MXD 5,868,290 (2022- MXD 5,868,290).

Page | 15

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

7. Property, Plant and Equipment

	Computer equipment	Computer software	Office equipment	Mining equipment	Office improvements	Total
Cost	$	$	$	$	$	$
Balance - April 30, 2021	14,463	-	3,526	66,830	37,404	122,223
Additions	24,829	-	36,340	75,091	144,218	280,478
Disposal	-	-	(748)	-	-	(748)
Effect of change in exchange rate	624	-	755	2,677	3,789	7,845
Balance - April 30, 2022	39,916	-	39,873	144,598	185,411	409,798
Additions	29,326	55,212	8,565	165,637	27,112	285,852
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	9,992	-	9,005	45,279	40,673	104,949
Balance - April 30, 2023	79,234	55,212	57,443	355,514	253,196	800,599

Accumulated Amortization
Balance - April 30, 2021	5,338	-	730	14,818	-	20,886
Amortization	9,545	-	7,237	37,882	28,000	82,664
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	122	-	154	599	507	1,382
Balance - April 30, 2022	15,005	-	8,121	53,299	28,507	104,932
Amortization	17,537	55,212	28,896	61,741	105,800	269,186
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	3,480	-	5,343	13,613	19,317	41,753
Balance - April 30, 2023	36,022	55,212	42,360	128,653	153,624	415,871

Carrying amounts
As at April 30, 2022	24,911	-	31,752	91,299	156,904	304,866
As at April 30, 2023	43,212	-	15,083	226,861	99,572	384,728

Page | 16

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

8. Strategic Investment in Prismo Metals Inc. and Intangible Asset

On December 16, 2022, the Company entered a strategic investment with Prismo Metals Inc. ("Prismo"). Prismo is trading on the Canadian Securities Exchange under the symbol "PRIZ". The Company finalized its strategic investment in Prismo on January 6, 2023 ("Closing Date").

Pursuant to the strategic investment, the Company acquired (i) a right of first refusal ("ROFR") to purchase the Palos Verdes project from Prismo, which will remain valid until January 6, 2027, four years from the Closing Date, and (ii) 4,000,000 units of Prismo ("Prismo Units").

ROFR in this context refer to the obligation of Prismo to notify the Company of any written offers received from third parties to purchase any portion of the Palos Verdes Properties (referred to as the "Offered Interest"). The Company reserves the right to purchase the Offered Interest at the same price and under the same conditions within a 45-day window. If the Company declines or fails to respond, Prismo is permitted to sell to the third party after laps of 90 days, and the Company's rights expire after four years, unless its percentage of ownership is below 8%. The Company's ROFR persists through any changes of control of Prismo.

The Company acquired 4,000,000 Prismo Units, each Prismo Unit consists of one common share of Prismo (a "Prismo Share") and one-half of one common share purchase warrant (a "Prismo Warrant"). Each Prismo Warrant entitles the Company to purchase one additional Prismo Share for a period of two years from the closing date at a price of $0.75. The Prismo shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The Prismo Units were fair valued at $1,413,225.

The valuation of Prismo shares follows a level 2 fair value measurement. The share price is derived from the market price on the Closing Date of $0.48, with consideration for the lack of marketability. The DLOM rate used is provided below.

The consideration for the strategic investment consisted of a cash payment of $500,000 (paid) and 1,000,000 common shares of the Company. The consideration shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The shares were fair valued at $1,357,155.

The fair value of Vizsla shares is determined using a level 2 fair value measurement. The share price is based on the market price on the Closing Date of $1.62, after factoring in the lack of marketability. The applicable DLOM rate is provided below.

As at Jan 6, 2023	DLOM
Date	Vizsla	Prismo
06-Jul-23	10.6%	21.3%
06-Jan-24	15.9%	28.1%
06-Jul-24	18.0%	30.1%
06-Jan-25	20.4%	31.4%

Page | 17

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

8. Strategic Investment in Prismo Metals Inc. and Intangible Asset (continued)

An intangible asset with a fair value of $443,930 was recognized for the difference between the fair value of the Prismo Units and Vizsla shares, as well as the cash paid as consideration. Due to the lack of evidence of future economic benefits, the Company wrote off the intangible asset as impairment loss in the year ended April 30, 2023. The continuity of the intangible asset is below:

	Right of first refusal	Total
Cost	$	$
Balance - April 30, 2022	-	-
Additions	443,930	443,930
Write off as impairment loss	(443,930)	(443,930)
Effect of change in exchange rate	-	-

Balance - April 30, 2023	-	-

Carrying amounts
As at April 30, 2022	-	-
As at April 30, 2023	-	-

In connection with the strategic investment, Prismo and the Company have agreed to form a technical committee to pursue district-scale exploration of the Panuco silver-gold district.

Immediately prior to the closing of the strategic investment, the Company did not beneficially own, directly or indirectly, or exercise control or direction over, any Prismo Shares or any securities convertible into or exercisable for Prismo Shares. Immediately following the closing of the strategic investment, the Company owns 4,000,000 Prismo Shares and 2,000,000 Prismo Warrants, representing 10.08% of the issued and outstanding Prismo Shares on a non-diluted basis and 14.4% of the Prismo Shares on a partially diluted basis. As the Company has no common management or directors, it does not have significant influence. As such, the Prismo Units have been recognised as investment and measured at fair value through profit or loss. The change in the fair value during the year ended April 30, 2023, was $116,127 (year ended April 30, 2022: $nil) and recorded in other loss. The continuity schedule of the investment is below:

Strategic
investment
$
Balance - April 30, 2022	-
Additions	1,413,225
Gain (loss) from fair value adjustment	(116,127)

Fair value - April 30, 2023	1,297,098

Page | 18

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

8. Strategic Investment in Prismo Metals Inc. and Intangible Asset (continued)

Prismo shares are fair valued using the discount for lack of marketability ("DLOM") method. DLOM is based on the risk arising from the restricted holding period and voluntary escrow. The valuation of Prismo shares follows a level 2 fair value measurement. The share price is derived from the market price on the year-end date of $0.335, with consideration for the lack of marketability. The DLOM rate used is provided below.

As at April 30, 2023
Date	DLOM
06-Jul-23	8.90%
06-Jan-24	22.10%
06-Jul-24	27.50%
06-Jan-25	30.00%

The fair value of the Prismo warrants granted was calculated as of the year-end date using the Black-Scholes option pricing model with the following assumptions:

April 30, 2023
Risk Free Interest Rate	3.78%
Expected Dividend Yield	-
Expected Volatility	115.74%
Expected Term in Years	1.69 years

Page | 19

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

9. Exploration and Evaluation Assets

Canam Alpine Ventures Ltd. - Panuco-Copala Property

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam S.A. DE C.V. and Operaciones Canam Alpine S.A. DE C.V. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1:  Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares (issued);

- Milestone event 2:  Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares (issued).

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Milestone event 1 and 2 for a total of 750,000 common shares as finders' fees. The Company recorded $296,250 and $12,344 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured, and settlement is accounted for in equity. As of April 30, 2022, the milestones have occurred, and the shares have been issued. As a result, the full $308,595 of contingent consideration has been reversed.

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco S.A. de C.V. ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020, to extend the schedule of Canam's payment and investment obligations for an additional one year and the Company paid USD$80,000 for the extension.

On September 9, 2019, Canam entered into an option agreement with Silverstone Resources S.A. de C.V. ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000. Certain claims of Copala are subject to a 3.0% net smelter royalty ("NSR") which can be brought down to 1.5% for 10% interest or property right on the mining concessions.

On July 21, 2021, the Company signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Page | 20

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

9. Exploration and Evaluation Assets (continued)

Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Under the Amending Agreement, Vizsla/Canam and Panuco have agreed to amend the terms of the original Panuco option agreement to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

• A cash payment of US$4,250,000 (paid) to Panuco upon signing of the Amending Agreement.

• The issuance to Panuco of 6,245,902 common shares of Vizsla priced at $2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued, Note 10); and

• A cash payment of US$6,100,000: US$250,000 was paid on August 19, 2021; US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill. On May 6th, 2022, following the refurbishment and transfer of ownership of the mill, US$5,000,000 was paid.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements"). Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

• A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and

• The issuance to Copala of 4,944,672 common shares of Vizsla priced at $2.44 per share upon the completion of the transfer of the Copala Property (issued, Note 10).

Page | 21

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

9. Exploration and Evaluation Assets (continued)

Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Costs related to the properties can be summarized as follows:

	Balance April 30, 2021	Additions	Balance April 30, 2022	Additions	Balance April 30, 2023
Acquisition costs
Cash	$1,012,761	$18,731,540	$19,744,301	$6,396,000	$26,140,301
Contingent consideration	308,595	(308,595)	-	-	-
Effective settlement of loans receivables	1,064,647	125,377	1,190,024	-	1,190,024
Shares	1,896,987	56,250,001	58,146,988	-	58,146,988
Transaction cost	125,190	(125,190)	-	-	-
Subtotal	$4,408,180	$74,673,133	$79,081,313	$6,396,000	$85,477,313

	Balance April 30, 2021	Additions	Balance April 30, 2022	Additions	Balance April 30, 2023
Exploration costs
Analysis	$1,366,574	$3,800,021	$5,166,595	$3,135,842	$8,302,436
Depreciation	3,563	20,388	23,951	53,711	77,662
Drilling	5,971,422	14,964,594	20,936,018	14,672,917	35,608,935
Ejido Rights	80,901	340,342	421,243	-	421,243
Engineering consulting	-	671,537	671,537	512,516	1,184,053
Equipment	382,265	924,121	1,306,386	1,094,354	2,400,740
Field Cost	2,092,112	2,250,098	4,342,210	1,711,210	6,053,420
Geological consulting	1,641,356	2,561,712	4,203,068	3,930,707	8,133,775
GIS management	-	-	-	203,054	203,054
Geophysical survey	-	-	-	158,542	158,542
Maintenance	315,435	81,504	396,939	452,923	849,862
Rent of land	86,099	153,596	239,695	146,953	386,648
Travel and miscellaneous	774,751	1,600,910	2,375,661	4,675,810	7,051,471
Subtotal	$12,714,478	$27,368,823	$40,083,303	$30,748,538	$70,831,841

	$17,122,658	$102,041,956	$119,164,616	$37,144,538	$156,309,154

Effect of change in exchange rate	(92,276)	(282,596)	(374,874)	6,797,445	6,422,571

Total	$17,030,382	$101,759,360	$118,789,742	$43,941,983	$162,731,725

The Company created a 100% owned subsidiary, Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties") through Vizsla Royalty Corp., which is 100% owned by the Company. On February 23, 2022, Vizsla transferred 2% NSR on certain concessions and 0.5% NSR on certain concessions to Canam Royalties.

Page | 22

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

10. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at April 30, 2023, 207,938,329 (April 30, 2022: 154,875,802) common shares with no par value were issued and outstanding.

During the year ended April 30, 2023, the Company issued common shares of the Company (the "Shares") as follow:

On February 9, 2023, the Company completed a private placement during which it issued 27,286,050 common shares at a price of $1.65 for gross proceeds of $45,021,982. The Company paid a cash commission of $2,701,319 equal to 6% of the gross proceeds of the offering and issued 1,637,163 compensation options to the Agents. Each compensation option is exercisable to acquire one common share of the Company at the issue price of $1.65 until February 9, 2025. The compensation options have a fair value of $1,408,313 using the Black-Scholes Options pricing model. The Company incurred a total of $3,023,679 in cash share issue costs.

All securities issued under the private placement will be subject to a statutory hold period in Canada expiring four months and one day from the date of issuance.

On November 15, 2022, the Company closed a bought deal financing of 23,805,000 units at a price of $1.45 per units for gross proceeds of $34,517,250. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until November 15, 2024, at a price of $2.00. The warrants were not assigned a value since the market price of the Company's share on November 15, 2022, was equivalent to the price of the unit at $1.45.

The financing was subject to 6% cash finders fees and 6% finders warrants exercisable at $1.45 on or before November 15, 2024. The finders' warrants have a fair value of $1,138,453 using the Black-Scholes Options pricing model. The Company incurred a total of $2,542,864 in cash share issue costs.

The net proceeds from both the private placement and the bought deal financing will be used to advance the exploration, drilling, and development of the Company's Panuco Project, as well as for working capital and general corporate purposes.

On January 6, 2023, the Company issued 1,000,000 shares in connection to the strategic investment in Prismo Metals Inc. The shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The shares are fair valued at $1,357,155 (Note 8).

For the year ended April 30, 2023, 775,347 options were exercised for proceeds of $318,000. The weighted average share price on date of exercise is $1.76. 196,130 warrants were exercised for proceeds of $386,221. The weighted average share price of on date of exercise is $2.10.

Page | 23

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

10. Share Capital (continued)

b) Issued and Outstanding (continued)

During the year ended April 30, 2022, the Company issued common shares of the Company (the "Shares") as follow:

On June 3, 2021, the Company announced closing of the bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of $2.50 per Unit for aggregate gross proceeds of $69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until December 3, 2022, at a price of $3.25.

In consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering, other than in respect of sales of the Public Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering (3% in respect of the President's List) at an exercise price of $2.50. The Company paid $4,080,031 and allocated fair value of $1,459,487 for the broker warrants.

On June 21, 2021, the Company announced completion of a non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of $2.50 per unit for gross proceeds of $4,225,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of $3.25. The Company paid cash finder's fees equal to 6% of the gross proceeds and issued broker warrants of the Company, exercisable at any time on or before December 18, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Private Placement at an exercise price of $2.50. The Company paid $287,338 and allocated fair value of $70,569 for the broker warrants.

On September 7, 2021, 6,245,902 common shares were issued to acquire the Panuco and 4,944,672 common shares were issued. The Company issued John Mirko bonus shares of 6,500,000 and finder's fee of 250,000 per milestone event 1 of the Canam agreement (Note 9). On April 27, 2022, the Company issued John Mirko bonus shares of 5,500,000 and finder's fee of 250,000 per milestone event 2 of the Canam agreement (Note 9). There are no shares left to be issued in terms of the Canam agreement.

For the year ended April 30, 2022, 1,271,028 options were exercised for proceeds of $545,930. The weighted average share price on date of exercise is $2.48. 6,555,459 warrants were exercised for proceeds of $3,342,526. The weighted average share price of on date of exercise is $2.45.

Page | 24

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

10. Share Capital (continued)

c) Escrow shares

As of April 30, 2023, the Company has 1,000,000 shares in escrow (April 30, 2022: nil). The escrow shares relate to the Prismo transaction (Note 8) are subject to a voluntary escrow period of 24 months. During this period, 25% of the securities will be released every six months, starting from the closing date of January 6, 2023. During the year ended April 30, 2023, no shares have been released and 1,000,000 shares remain in escrow.

d) Warrants

As of April 30, 2023, the Company has 14,771,833 warrants exercisable (April 30, 2022: 32,424,906).

During the year ended April 30, 2023, the Company issued 11,902,500 warrants and 1,428,300 broker warrants, totaling 13,330,800 warrants in relation to the bought deal financing which closed on November 15, 2022. Each warrant entitles the holder to acquire one common share of the Company until November 15, 2024, at a price of $2.00. The Company issued 1,637,163 compensation warrants in relation to the private placement which closed on February 9, 2023. Each compensation warrant is exercisable to acquire one Common Share at $1.65 until February 9, 2025. 32,424,902 warrants expired (April 30, 2022: nil).

During the year ended April 30, 2022, the Company issued 13,800,000 warrants and 1,476,000 broker warrants in relation to the bought deal prospectus which concluded on June 3, 2021; and 845,000 warrants and 101,400 broker warrants in relation to the non-brokered private placement which ended on June 18, 2021, totaling 16,222,400 warrants.

The following is a summary of warrant transactions for the years ended April 30, 2023, and 2022:

	April 30, 2023		April 30, 2022
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise	warrants	exercise
		price		price
		$		$
Warrants outstanding, beginning of the year	32,424,902	2.68	22,757,961	1.86
Issued	14,967,963	1.57	16,222,400	3.06
Exercised	(196,130)	1.97	(6,555,459)	0.52
Expired	(32,424,902)	(2.68)	-	-
Warrants outstanding, end of the year	14,771,833	1.91	32,424,902	2.68

Page | 25

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

10. Share Capital (continued)

d) Warrants (continued)

The following warrants were outstanding and exercisable April 30, 2023:

Expiry date	Exercise price $	Number of warrants outstanding and exercisable
15-Nov-24	2.00	11,717,350
15-Nov-24	1.45	1,417,320
09-Feb-25	1.65	1,637,163
		14,771,833

As at April 30, 2023, the weighted average remaining contractual life for outstanding warrants is 1.57 years (April 30, 2022: 0.42 years).

Vizsla Silver is liable to issue shares pursuant to the Arrangement, whereby a holder exercises a Vizsla Silver warrant will be entitled to receive one new Vizsla Silver common share and 0.3333 of a Vizsla Copper common share. The exercise price of the Vizsla Silver warrants will remain the same; however, Vizsla Silver will need to compensate Vizsla Copper for each Vizsla Copper common share that is issued upon exercise of a Vizsla Silver warrant. As of April 30, 2023, there are no existing warrants associated with the Arrangement or Vizsla Copper.

The fair value of the broker warrants granted was calculated as of the grant date using the Black- Scholes option pricing model with the following assumptions:

	April 30, 2023	April 30, 2022
Risk Free Interest Rate	3.86% - 3.98%	0.43%
Expected Dividend Yield	-	-
Expected Volatility	101.32%	100% - 103.90%
Expected Term in Years	2 years	1 year

During the year ended April 30, 2023, the Company recorded fair value of $2,546,766 (year ended April 30, 2022 - $1,530,056) against reserves.

Page | 26

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

10. Share Capital (continued)

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

The continuity of stock options for the year ended April 30, 2023, and 2022, is as follows:

	April 30, 2023		April 30, 2022
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding, beginning of the year	14,640,472	1.64	9,090,000	1.07
Issued	2,720,000	1.63	6,974,000	2.25
Cancelled	(658,153)	(2.06)	(152,500)	(2.23)
Exercised	(775,347)	(0.41)	(1,271,028)	(0.41)
Options outstanding, end of the year	15,926,972	1.69	14,640,472	1.64
Options exercisable, end of the year	13,692,722	1.69	10,486,542	1.46

Page | 27

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

10. Share Capital (continued)

e) Options (continued)

The following options were outstanding and exercisable as April 30, 2023:

Expiry date	Exercise price $	*Adjusted exercise price $	Number of Options outstanding	Number of Options exercisable

27-Feb-29	0.15	0.14	655,000	655,000
13-Jun-24	0.17	0.16	350,000	350,000
30-Dec-24	0.69	0.66	875,000	875,000
07-Jan-25	0.72	0.69	75,000	75,000
29-Jun-25	0.79	0.76	1,006,250	1,006,250
06-Aug-25	2.15	2.07	1,490,000	1,490,000
27-Aug-25	1.76	1.69	75,000	75,000
01-Oct-25	1.46	1.40	125,000	93,750
01-Dec-25	1.46	1.40	100,000	75,000
12-Jan-26	1.71	1.64	60,000	60,000
17-Feb-26	1.50	1.44	2,007,722	2,007,722
22-Jun-26	2.31	2.22	3,784,000	3,784,000
12-Jul-26	2.44	2.34	220,000	220,000
27-Jul-26	2.44	2.34	139,000	139,000
24-Sep-26	2.25	2.25	1,945,000	1,945,000
01-Feb-27	2.45	2.45	300,000	180,000
02-Jun-27	1.74	1.74	590,000	236,000
10-Feb-28	1.60	1.60	2,130,000	426,000
			15,926,972	13,692,722

*According to the Arrangement with Vizsla Copper on September 20, 2021, each Vizsla Silver Option was exchanged for one Vizsla Silver Replacement Option with the exercise price being adjusted accordingly. For the year ended April 30, 2023, the change in the fair value of the options upon replacement was in the amount of $nil (April 30, 2022 - $91,688).

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions for options granted in the year ended April 30, 2023:

For the years ended
	April 30, 2023	January 31, 2022
Risk Free Interest Rate	2.89% - 3.31%	0.79% - 0.85%
Expected Dividend Yield	-	-
Expected Volatility	101.32%	100% - 103.90%
Expected Term in Years	5 years	5 years

The Company recorded a total fair value of $3,846,411 as share-based compensation for the year ended April 30, 2023 (April 30, 2022 - $11,939,973).

Page | 28

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

10. Share Capital (continued)

f) Restricted Shares Units

On February 10, 2023, pursuant to the Company's Equity Incentive Compensation Plan, the Company granted 1,133,572 restricted share units (each, an "RSU") to directors, officers, employees, and consultants of the Company. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date. The Company can settle each vested RSUs with cash, sharers, or a combination of cash and share at the Company's discretion.

The fair value of each RSU is $1.60 which is the value of a Vizsla common share on issuance day (February 10, 2023). The total share-based compensation of the RSUs is valued at $1,813,715, which will be realized as the RSUs vest.

For the year ended April 30, 2023, the Company has recognised a fair value of $239,767 (2022: $nil) for the RSUs.

11. Related Party Transactions

During the years ended April 30, 2023, and 2022, the Company has the following related party transactions:

(a) The Company has incurred $2,238,520 (2022: $2,128,342) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $324,550 (2022: $401,806) in director fees to the Company's directors.

(c) The Company has paid $600,000 (2022: $600,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) For the year ended April 30, 2023, the Company has granted 2,075,000 (2022: 5,109,500) stock options to officers and directors of the Company (Note 10(e)). The Company has granted 649,167 RSUs (2022: nil) to officers and directors of the Company (Note 10(f)).

(e) As of April 30, 2023, $nil (April 30, 2022: $50,000) was receivable from a company with common directors and officers of the Company and $280,505 (April 30, 2022: $21,875) was payable to officers of the Company.

These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Page | 29

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

12. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

• Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalent, short-term investments, investment, other receivables, due from related party, due to related party, and accounts payable and accrued liabilities. All these financial instruments are carried on the consolidated interim statements of financial position at amortized cost except investments, which is carried at fair value through profit or loss using a level 2 fair value measurement (Note 8). The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2023, the Company had a cash and cash equivalent balance of $12,608,704 and short-term investments of $40,115,000 to settle accounts payable and accrued liabilities of $6,455,851. All the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

Page | 30

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

12. Financial Instruments (continued)

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in the foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the year ended April 30, 2023, by approximately $139,000 (year ended April 30, 2022: $126,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalent and short-term investments are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As of April 30, 2023, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

13. Income Taxes

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of loss and comprehensive loss for the years ended April 30, 2023, and 2022:

	2023	2022
	$	$
Net loss before tax	(13,591,728)	(15,27,556)
Statutory tax rate	27.00%	27.00%
Expected income tax (recovery)	(3,669,767)	(4,123,050)
Change in deferred tax assets not recognized	10,505,857	3,225,494
Share issuance costs	(2,190,593)	(1,592,305)
Foreign exchange	(28,790)	(162,461)
Change in estimate	(5,911,480)	(221,471)
Tax effect of spinout	-	(461,450)
Non-deductible items and other	1,294,773	3,335,243
Total income tax expense (recovery)	-	-

Page | 31

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

13. Income Taxes (continued)

The deferred taxes assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The recognized deferred tax liability and assets as at April 30, 2023 and 2022 are comprised of the following:

	2023	2022
	$	$
Non-capital loss carry forwards	1,351,294	3,596,896
Exploration and evaluation assets	(1,351,294)	(3,596,896)
Net deferred tax asset (liability)	-	-

The unrecognized deductible temporary differences as at April 30, 2023, and 2022 are comprised of the following:

	2023	2022
	$	$
Non-capital loss carryforwards	57,492,282	17,838,960
Property, plant, and equipment	234,193	14,653
Equity Investments	560,057	0
Financing costs	11,740,967	2,001,529
Total unrecognized deductible temporary differences	70,027,498	19,855,142

The Company has non-capital loss carry forwards of approximately $57,492,282 (2022: $17,838,960) that are not recognized in these financial statements, which may be carried forward to apply against future income for Canadian and Mexican income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry
$
2043	10,804,687
2042	6,534,759
2041	6,645,093
2040	2,620,179
2039	285,245
2038	52,151
2037	44,719
2036	72
2035	7,865
2034	11,861,375
2033	18,636,136
Total	57,492,282

Page | 32

VIZSLA SILVER CORP. Notes to Consolidated Financial Statements For the years ended April 30, 2023, and 2022 Expressed in Canadian dollars

14. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property, in which the Company currently holds an interest, is currently in the exploration stage. As a result, the Company has traditionally relied on the equity markets to secure funding for its operations. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

15. Segment Information

The Company has one operating segment, being principally mineral exploration. Geographic Information

The Company's non-current assets, excluding non-current deposits, by location of assets are as follows:

	April 30, 2023	April 30, 2022
	$	$

Canada	1,465,890	-
Mexico	163,116,453	119,094,608
	164,582,343	119,094,608

16. Subsequent Event

Incentive Plan Rewards

Pursuant to the Company's Equity Incentive Compensation Plan, the Company has granted 3,850,000 stock options at an exercise price of $1.60 to directors, officers, employees, and consultants of the Company. The options are exercisable for a period of five years and will vest over the next two years.

Page | 33

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

APRIL 30, 2023

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

BASIS OF DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Silver Corp. (the "Company" or "Vizsla") should be read in conjunction with the Company's audited financial statements for the years ended April 30, 2023, and 2022. The MD&A was prepared to conform to National Instrument 51-102F1 and was approved by the Board of Directors prior to its release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The consolidated financial statements and MD&A are presented in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The statements and any summary of results presented in the MD&A were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Please consult the audited consolidated financial statements for the years ended April 30, 2023, and 2022 for more complete financial information.

All the Company's public disclosure filings, including its most recent management information circular, annual information form ("AIF"), material change reports, press releases, and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties. Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

DATE

This MD&A has been prepared based on information available to the Company as of July 20, 2023.

OVERALL PERFORMANCE

NATURE OF BUSINESS

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The shares of the Company are trading on the TSX Venture Exchange under the symbol "VZLA". On February 5, 2021, the Company changed its name to Vizsla Silver Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts its operations in Mexico and Canada.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at #700 -1090 West Georgia Street, Vancouver, B.C. V6E 3V7.

The Company has no substantial revenue and supports its operations through the sale of equity or assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See the section related to "Risk Factors" in this statement.

2

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

OVERALL PERFORMANCE (continued)

FINANCING

On February 9, 2023, the Company completed a private placement during which it issued 27,286,050 common shares at a price of $1.65 for gross proceeds of $45,021,982. The Company paid a cash commission of $2,701,319 equal to 6% of the gross proceeds of the offering and issued 1,637,163 compensation options to the agents. Each compensation option is exercisable to acquire one common share of the Company at the issue price of $1.65 until February 9, 2025. The compensation options have a fair value of $1,408,313 using the Black-Scholes Options pricing model. The Company incurred a total of $3,023,679 in cash share issue costs.

All securities issued under the private placement will be subject to a statutory hold period in Canada expiring four months and one day from the date of issuance.

On November 15, 2022, the Company closed a bought deal financing of 23,805,000 units at a price of $1.45 per unit for gross proceeds of $34,517,250. Each unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until November 15, 2024, at a price of $2.00.

The financing was subject to 6% cash finders' fees and 6% finders warrant exercisable at $1.45 on or before November 15, 2024. The finders' warrants have a fair value of $1,138,453 using the Black-Scholes Options pricing model. The Company incurred a total of $2,542,864 in cash share issue costs.

STRATEGIC INVESTMENT IN PRISMO METALS INC.

On January 6, 2023, the Company completed the strategic investment with Prismo Metals Inc. ("Prismo"). Prismo is trading on the Canadian Securities Exchange under the symbol of "PRIZ".

Pursuant to the strategic investment, the Company acquired (i) a right of first refusal ("ROFR") to purchase the Palos Verdes project four years from the Closing Date, and (ii) 4,000,000 units of Prismo ("Prismo Units").

ROFR in this context refers to the obligation of Prismo to notify the Company of any written offers received from third parties to purchase any portion of the Palos Verdes Properties (referred to as the "Offered Interest"). The Company reserves the right to purchase the Offered Interest at the same price and under the same conditions within a 45-day window. If the Company declines or fails to respond, Prismo is permitted to sell to the third party after 90-days, and the Company's rights expire after four years, unless its percentage of ownership is below 8%. The Company's ROFR persists through any change of control of Prismo.

The consideration for the strategic investment consisted of a cash payment of $500,000 (paid) and 1,000,000 common shares (issued) of the Company. The consideration shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months.

In connection with the strategic investment, Prismo and the Company have agreed to form a technical committee to pursue the district-scale exploration of the Panuco silver-gold district.

Immediately prior to the closing of the strategic investment, the Company did not beneficially own, directly or indirectly, or exercise control or direction over, any Prismo shares or any securities convertible into or exercisable for Prismo Shares. Immediately following the closing of the strategic investment, the Company owns 4,000,000 Prismo Shares and 2,000,000 Prismo Warrants, representing 10.08% of the issued and outstanding Prismo shares on a non-diluted basis and 14.4% of the Prismo shares on a partially diluted basis. As the Company has no common management or directors, it does not have significant influence. As such, the Prismo Units have been recognised as investments and measured at fair value through profit and loss.

3

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

OVERALL PERFORMANCE (Continued)

USE OF PROCEEDS

Net proceeds from the financing completed in February 2023 has been deployed for drill program to increase the resource, carry out environmental assessments, complete Geotech hydro drilling, social baseline work, and general and administration expenses.

Net proceeds of the financings completed in November 2022 were used primarily to carry out the drill program to extend the resource, deliver the second resource estimate, and cover the general and administration expenses.

Net proceeds of the bought deal completed in June 2021 and the non-brokered private placement of the same month were primarily used for the acquisition of the Panuco and Copala projects to consolidate the district, carry out a drill program and deliver the maiden resource estimate, Also, the funds were used to build the workforce and the general administration expenses.

The Company will continue to evaluate and acquire future growth opportunities including strengthening the land holding in the district.

GRANT, EXERCISE, AND CANCELLATION OF STOCK OPTIONS, WARRANTS, AND RESTRICTED SHARES UNITS

For the fiscal year ending April 30, 2023, a total of 32,424,902 warrants expired, and 658,153 options were canceled. As part of the bought deal financing completed on November 15, 2022, the Company issued 11,902,500 warrants and 1,428,300 broker warrants. Additionally, in connection with the private placement closed on February 9, 2023, the Company issued 1,637,163 compensation options.

On June 2, 2022, the Company granted 590,000 stock options to officers, employees, and consultants at an exercise price of $1.74. On February 10, 2023, the Company granted an additional 2,130,000 stock options to officers, employees, and consultants at an exercise price of $1.60.

For the fiscal year ending April 30, 2023, 775,347 options were exercised for proceeds of $318,000.

On February 10, 2023, pursuant to the Company's Equity Incentive Compensation Plan, the Company granted 1,133,572 restricted share units (each, an "RSU") to directors, officers, employees, and consultants of the Company. These RSUs have an exercise period of five years and will vest over a two-year period. Additionally, the RSUs will be subject to three equal annual installments, with vesting beginning on the first anniversary of the grant date.

The fair value of each RSU is $1.60 which is the value of a Vizsla common share on issuance day (February 10, 2023). The total share-based compensation of the RSUs is valued at $1,813,715, which will be realized as the RSUs vest.

For the year ended April 30, 2023, the Company has recognised a fair value of $239,767 (2022: $nil) for the RSUs.

ROYALTY

On January 10, 2022, the Company created a 100% owned subsidiary, Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties") through Vizsla Royalty Corp., which is 100% owned by the Company. On February 23, 2022, Vizsla transferred 2% NSR on certain concessions and 0.5% NSR on certain concessions to Canam Royalties.

4

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

PLAN OF ARRANGEMENT

On June 20, 2021, the Company announced that at its special meeting of shareholders held on June 15, 2021, all the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). The Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia). Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action. Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco-Copala silver-gold project in Mexico.

The Arrangement was completed on September 20, 2021, and the Company injected $1,122,356 working capital to Vizsla Copper as a transaction cost for the Arrangement. The shares of Vizsla Copper commenced trading on the TSX Venture Exchange ("TSXV") on September 21, 2021, under the symbol - VCU.

On September 20, 2021, the Company transferred its 100% interest in the Blueberry Property and Carruthers Pass Property and completed the Arrangement to spin out the shares of Vizsla Copper to the shareholders of Vizsla Silver. Pursuant to the Arrangement, holders of common shares of Vizsla Silver on September 19, 2021, received one new common share of Vizsla Silver and 0.3333 of a Vizsla Copper share for each common share held.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver option has been adjusted for the assets spun-out. The exercise prices of the Vizsla Silver replacement stock options were adjusted based on the proportional market value of the two companies after completion of the Arrangement.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver warrant has been adjusted for the assets spun-out such that for each of the warrant exercised, the holder is entitled to receive one New Vizsla Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant and one-third of Vizsla Copper share immediately prior to September 20, 2021.

In connection with the Arrangement, the carrying value of Blueberry Property and Carruthers Pass copper property totaling $$1,493,798 were derecognized, and the Vizsla Copper shares were treated as a distribution of capital to the shareholders of the Company. In accordance with IFRIC17, the distribution was valued at $7,382,566 based on fair value of the common shares of Vizsla Copper and the Company recorded a gain on the spin-out totaling $4,766,412 in the consolidated statements of loss and comprehensive loss for the year ended April 30, 2022.

5

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended	Year Ended	Year Ended
	April 30, 2023	April 30, 2022	April 30, 2021
	$	$	$
Interest income	959,740	139,864	38,790
Net loss for the year	13,591,728	15,270,556	11,099,272
Comprehensive loss for the year	3,758,024	15,644,443	11,093,796
Loss per share (basic and diluted)	0.08	0.11	0.13
Total assets	238,603,177	165,934,248	39,475,370
Current liabilities	6,455,851	10,149,141	1,290,721
Shareholders' equity	232,147,326	155,785,107	38,184,649
Cash dividends declared - per share	N/A	N/A	N/A

The deceased comprehensive loss for the year is due to the strengthening of the Mexican pesos from 2022 and 2023 which leads to a $9,833,704 translation gain of the Mexican operations. The year-over-year increase in interest income can be attributed to a larger cash balance and higher interest rates. The Company's total assets grow year over year due to its initiatives to expand the Panuco Copala Project and increase exploration and evaluation activities.

RESULTS OF OPERATION

PANUCO-COPALA PROJECT - MEXICO

MINERAL RESOURCE ESTIMATE

On January 24th, 2023, the Company announced the results of the Panuco project mineral resource estimate update. The company in conjunction with an independent qualified person (QP) completed a geostatistical block model estimate. Details of the methods used, and other project information are available for review in a NI43-101 compliant report available on SEDAR dated March 10, 2023.

Panuco Project Resource Summary - January 24, 2023 (150 g/t AgEq cut-off) or (2.00 g/t AuEq cut- off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated	7.5	243	2.12	0.23	0.71	437	5.83	58,330	508	17	53	104,793	1,397
Inferred	7.2	304	2.14	0.19	0.54	491	6.55	70,672	496	14	39	114,113	1,521

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

6

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERAL RESOURCE ESTIMATE (Continued)

Panuco Project Indicated & Inferred Resource Summary by Vein (150 g/t AgEq cut-off) or (2.00 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Napoleon	3.3	135	1.99	0.41	1.39	351	4.68	14,186	209	13.5	45.2	36,814	491
Napoleon HW	0.3	151	1.45	0.22	0.79	298	3.97	1,407	14	0.6	2.3	2,767	37
Josephine	0.1	179	5.13	0.33	0.94	610	8.13	519	15	0.3	0.8	1,766	24
NP Area Total	3.6	138	2.02	0.40	1.33	353	4.71	16,112	237	14.4	48.3	41,347	551
Copala	3.1	343	2.22	0.06	0.12	516	6.88	33,999	220	1.9	3.6	51,106	681
Tajitos	0.6	329	2.09	0.10	0.17	496	6.62	6,197	39	0.6	1.0	9,337	124
Cristiano	0.2	414	2.54	0.08	0.19	614	8.19	2,022	12	0.1	0.3	3,003	40
TJ Area Total	3.8	344	2.21	0.07	0.13	517	6.89	42,218	271	2.6	4.9	63,446	846
Total Indicated	7.5	243	2.12	0.23	0.71	437	5.83	58,330	508	17.0	53.3	104,793	1,397
Inferred
Napoleon	1.7	149	1.59	0.29	1.06	318	4.24	8,129	87	4.9	18.1	17393.0	232
Napoleon HW	0.4	176	1.58	0.23	1.00	341	4.54	2,025	18	0.8	3.6	3910.0	52
Josephine	0.2	110	3.28	0.24	0.67	389	5.19	817	24	0.5	1.6	2891.0	39
Cruz	0.4	123	2.62	0.24	1.16	371	4.95	1490	32	0.9	4.4	4514.0	60
NP Area Total	2.7	145	1.88	0.27	1.03	335	4.46	12,461	161	7.2	27.6	28,708.0	383
Copala	2.8	433	2.31	0.11	0.21	617	8.23	38,838	207	3.2	5.7	55,409.0	739
Tajitos	0.7	340	2.08	0.20	0.32	514	6.85	7,740	47	1.4	2.3	11,713.0	156
Cristiano	0.4	604	3.82	0.18	0.32	908	12.11	7,494	47	0.7	1.2	11,273.0	150
TJ Area Total	3.9	433	2.42	0.14	0.24	627	8.36	54,072	302	5.3	9.3	78,395.0	1,045
Generales	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936.0	39
Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074.0	54
Total Inferred	7.2	304	2.14	0.19	0.54	491	6.55	70,672	496	13.6	39.3	114,113.0	1,521

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

7

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERAL RESOURCE ESTIMATE (Continued)

Panuco Project Indicated & Inferred Resource Sensitivity Table

Classification COG AgEq	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(koz)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated:	3.8	380	3.28	0.24	0.70	661	45,989	397	9.1	26.5	79,969
>=300 ppm
>=250 ppm	4.6	339	2.92	0.24	0.73	594	49,543	428	10.8	33.2	86,858
>=200 ppm	5.7	294	2.54	0.24	0.73	520	53,574	464	13.4	41.4	94,831
>=150 ppm	7.5	243	2.12	0.23	0.71	437	58,330	508	17.0	53.3	104,793
>=120 ppm	9.0	213	1.86	0.22	0.69	386	61,400	537	19.5	61.7	111,255
>100 ppm	10.2	194	1.70	0.21	0.66	354	63,419	554	21.1	67.3	115,469
Inferred:
>=300 ppm	4.0	456	3.13	0.20	0.47	716	59,148	406	8.3	18.9	92,784
>=250 ppm	4.8	410	2.83	0.20	0.48	647	62,677	433	9.6	23.1	98,968
>=200 ppm	5.7	362	2.51	0.20	0.52	576	66,412	461	11.1	29.5	105,757
>=150 ppm	7.2	304	2.14	0.19	0.54	491	70,672	496	13.6	39.3	114,113
>=120 ppm	8.6	268	1.89	0.18	0.53	436	73,709	519	15.3	45.5	119,802
>100 ppm	9.8	241	1.71	0.17	0.52	394	75,803	538	17.1	50.7	124,190

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

8

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

Metallurgical Studies

The Company had preliminary metallurgical test work completed for the Napoleon ore body. A consulting company with experts in the field performed the studies using a third-party laboratory. Results for the Napoleon ore body were announced in a press release on February 17, 2022.

Process Option	Stage	Mass Recovery (%)	Global Recovery (%)				Product Grade (% or g/t)
			Ag	Au	Pb	Zn	Ag	Au	Pb	Zn

Whole Ore Leach	Direct Cyanidation Leach	100	87	93	-	-	-	-	-	-

Bulk Sulfide Flotation*	Rougher Conc.	17.0	93	90	94	94	666	16	6.8	5.8
	1 Stage Cleaner Conc	7.1	89	88	87	90	1,524	36	15.1	13.2
	2 Stage Cleaner Conc	5.6	87	86	82	87	1888	45	18.1	16.2

Sequential Flotation*	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8

	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	1 Stage Cleaner Conc	2.1	71	76	87	12	4,656	110	49.1	6.3
	2 Stage Cleaner Conc	1.7	68	74	83	9	5,550	134	58.4	5.7

	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8
	1 Stage Cleaner Conc	1.7	8	7	2	71	628	13	1.4	47.2
	2 Stage Cleaner Conc	1.4	7	7	1	71	692	15	1.2	56.2

Gravity Concentration	Knelson Concentrate	3.6	29	40	28	12	1,087	31	8.9	3.5
	Tabled Knelson Conc	0.6	12	26	13	2	2,670	122	24.8	2.9

Summary of results from optimized test work for Napoleon ore body. *Open circuit tests

Further preliminary metallurgical testing of the Tajitos ore body was conducted, and results were released in the company's Technical Report dated March 10, 2023, and posted on SEDAR.

9

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

Potential Flowsheet Comparison for Tajitos ore body

Note: *Estimated Values, testing would be required to confirm

EXERCISE OF OPTION AGREEMENTS

On July 21, 2021, the Company announced that it has signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Under the Amending Agreement, Vizsla and Panuco have agreed to amend the terms of the original Panuco option agreement to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

• A cash payment of US$4,250,000 payable to Panuco upon signing of the Amending Agreement (paid);

• The issuance to Panuco of 6,245,902 common shares of Vizsla priced at $2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued); and

• A cash payment of US$6,100,000: US$250,000 was paid on August 19, 2021; US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill. On May 6th, 2022, following the transfer of ownership of the mill, US$5,000,000 was paid.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

10

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

EXERCISE OF OPTION AGREEMENTS (Continued)

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements").

Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

• A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and

• The issuance to Copala of 4,944,672 common shares of Vizsla priced at $2.44 per share upon the completion of the transfer of the Copala Property (issued)

During the Year period ended April 30, 2023, the Company continues its exploration program at Panuco- Copala flagship project with an aggressive drill program. The exploration program has comprised prospecting and detailed mapping and systematic sampling of surface which led to diamond drilling. Drilling has been carried out at forty targets thus far with 295,821 metres of drilling carried out to date.

LOCATION AND CONCESSIONS

The Panuco Silver Project is in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres. The project is centered at 23º19' North latitude and 105º54' West longitude.

The Project comprises 117 approved mining concessions covering a total area of 5,868.37 ha, and two applications for two mineral concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla Silver. The company also hold 4,103 hectares on four concessions located west of the Panuco Project.

11

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

GEOLOGY

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two episodes: the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS).

The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district. The rhyolites and dacites on top of the andesite (upper part of the LVS) host vein mineralization in minor proportion. Field work and interpretations conducted in the Project, suggest that the andesites of the LVC units are correlative with the Tarahumara formation of Sonora, and the ~77 to 69 Ma Socavon, Buelna and Portal members described in San Dimas. The rocks of the LVC in San Dimas are intruded by the Piaxtla batholith, dated at 49 to 44 Ma, whereas the age of epithermal mineralization has been constrained there between 41 and 37.8 (Enriquez et al, 2018 and Montoya et al, 2019). The diorite to quartz diorite pluton in Panuco has not been dated, but it is interpreted to be older than the Piaxtla intrusive, and correlative with the 64 Ma San Ignacio batholith dated by Montoya et al, (2019) in a locality west of San Dimas. Mineralization has not been dated in Panuco either, but it is possible that one or more epithermal pulses may be of late Eocene to early Oligocene age; this based on the observation that rhyolite dikes of possible Oligocene age (intruding the LVS units) are crosscut by veins in southern Napoleon area. The rhyolite-dacite dome in the Animas zone, adjacent to the El Muerto mine shows strong silicification and quartz veining as well.

Additionally, the Jurassic - Early Cretaceous basement (Tahue terrane), comprised of metasediments (phyllites and sandstones) have been recognized through tectonic/erosional "windows" into the LVS and in some drill-holes. The basement rocks are unconformably overlain by the LVC andesites and felsic rocks of the Tarahumara Formation and intruded by the diorite-granodiorite and granite plutons centered in Panuco project. The granite intrusion around the Panuco town has a reported K/Ar age of 57 Ma (McDowell and Kayzer 1977) whereas a granodiorite porphyry in Malpica located 30 km southeast of the Project area was dated at 54.2 Ma by K/Ar (Henry, 1975). Locally, the diorite intrusion has been observed to contain clasts of andesite and granite, implying a younger age for the diorite in the project area. Another intrusive phase of granodiorite to quartz-monzonite that may be coeval with the main diorite pluton, has been mapped in the footwall of the Animas-Refugio structure (Henry, 2003). Following deposition of the Tarahumara andesites, a quiescence period in volcanism, concomitant with uplift and erosion, favored formation of lakes and deposition of water-lain hyaloclastites and volcaniclastics composed of alternating rhyolite and andesite tuffs of Eocene age. These volcaniclastic unit is believed to be correlative with the Productive andesite member in San Dimas. The unit is hundreds of metres thick and has been intruded also by felsic stocks, plugs and dikes of the UVS.

12

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERALIZATION

Mineralization on the property comprises a number of epithermal quartz veins. To date approximately 86 kilometres of these veins have been traced by Vizsla and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are commonly marked by clay gouge. More distal alteration comprises propylitic alteration bearing chlorite and epidote.

The mineralization along the vein corridors comprises hydrothermal veins - breccias with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine-grained disseminated sulphides, presumed to be mainly argentite or acanthite. Several hydrothermal breccias have been identified to date by Vizsla's geologists: breccias with grey quartz tend to occur at lower levels in the fault structures whereas breccias with barren white quartz tend to occur at higher levels. Locally, mineralized zones are cut by narrow, banded quartz veins with thin dark bands of argentite / acanthite and pyrite. In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at various locations within the fault zone and are indicative of boiling conditions. All the mineralized zones have been cut by later quartz veinlets consisting of white quartz and purple amethyst quartz. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

The main structural corridors are Animas-Refugio, Cordon del Oro, Cinco Señores, Napoleon and La Colorada. Each structural corridor contains multiple identified prospects.

EXPLORATION UPDATE

Vizsla uses a multiple phase method of exploration. The initial activity consists of prospecting, surface mapping and sampling to identify areas of interest. The next phase is detailed mapping and systematic sampling. Mapping and sampling of mine workings are also performed to define potential areas for future work. A total of 4,200 surface samples and 800 underground channel samples have been collected and sent for laboratory analysis by Vizsla staff since work by the company began. The prospects are then catalogued and prioritized for drilling.

Since November 2019, over 40 prospects have been tested with 295,821 m drilled in 834 holes completed on HQ and NQ diameter. A total of 51,809 core samples plus 8,360 QA/QC controls have been analyzed to date.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Martin Dupuis, P. Geo, Chief Operating Officer for the Company and a "Qualified Person" within the meaning of NI 43-101.

13

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

FINANCIAL RESULTS

For the year ended April 30, 2023, and April 30, 2022

For the year ended April 30, 2023 ("2023"), Vizsla incurred a comprehensive loss of $3,758,024 compared to $15,644,329 for the year ended April 30, 2022 ("2022"). The comprehensive loss in 2023 included $9,833,704 of translation gain (2022 - $373,887) to translate the exploration and evaluation assets from Mexican pesos to Canadian dollars.

Stock-based compensation and amortization are non-cash items. Excluding the non-cash items, the loss for 2023 is $9,636,047 compared to $8,174,565 for 2022, an increase of $1,461,482.

In 2023, the Company bolstered its management and administration teams and support staff to maintain growth. The NYSE listing brought higher insurance costs of $737,775, and transfer agent fees increased by $390,126 due to the NYSE listing fee and annual renewal fee. Consulting fees rose by $342,534 to meet the higher demand for consulting services in 2023. The increased need for audit, legal, and CFO services resulted in a rise of $362,147 in professional fees. However, the impact of these increases was offset by reductions in expenses mentioned below.

The Company has been strategic in its marketing efforts and investor relations activities, resulting in a $164,284 decrease in marketing expenses compared to 2022. In 2023, the Company also reduced office and miscellaneous expenses by $470,965 and management fees by $50,000, mainly due to a decrease in bonuses. The Company worked with industry experts to ensure that the executive compensation structure is equitable and aligned with industry standards. The fluctuation of foreign exchange gains is due to volatility in foreign exchange rates.

Interest income increased by $819,876 in 2023 compared to 2022, primarily due to the higher interest rates and availability of the cash flow to invest in short-term high-interest savings accounts and GICs.

There is a $116,127 revaluation loss from the change in fair value of the shares and warrants and a $443,930 impairment loss from the written-off of intangible asset related to the Strategic investment. The gain on spin out of mining interest is related to the Plan of Arrangement with Vizsla Copper.

The table below shows the major variances for the years ended April 30, 2023, and 2022:

	For the year	For the year
	ended	ended
	April 30, 2023	April 30, 2022	Variance
	$	$	$
Amortization	269,186	62,294	206,892
Consulting fees	1,374,548	1,032,014	342,534
Directors fees	324,550	401,806	(77,256)
Exploration investigation	-	-	-
Foreign exchange gain	(48,270)	(589,288)	541,018
Insurance	737,775	200,777	536,998
Management fees	650,000	700,000	(50,000)
Marketing	3,093,682	3,257,966	(164,284)
Office and miscellaneous	1,319,424	1,790,389	(470,965)
Professional fees	981,800	619,653	362,147
Share based compensation	4,086,178	11,939,973	(7,853,795)
Transfer agent and filing	642,133	252,007	390,126
Travel and promotion	560,405	509,241	51,164

Other (income) / loss
Interest income	(959,740)	(139,864)	(819,876)
Gain on spin-out of mining interest	-	(4,766,412)	4,766,412
Revaluation loss on investment in equity instruments	116,127	-	116,127
Impairment loss	443,930	-	443,930

14

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

FINANCIAL RESULTS (Continued)

For the three months period ended April 30, 2023, and April 30, 2022

During the three months that ended April 30, 2023 ("2023"), Vizsla recorded a comprehensive income of $5,013,791, whereas the comprehensive income for the same period in 2022 ("2022") was $1,797,588. The comprehensive income for the three months period ended April 30, 2023, included $9,833,704 of translation gain (2022 - $373,887) to translate the exploration and evaluation assets from Mexican pesos to Canadian dollars.

Non-cash items such as stock-based compensation and amortization are included in these figures. Excluding these non-cash items, the loss for 2023 was $154,883, compared to $1,196,297 for 2022. This represents a decrease of $1,041,414 from the prior year.

To sustain growth, the Company continued to expand its management, administration teams, and support staff. As a result of the listing on the NYSE, transfer agent fees increased by $179,531 in 2023 due to the NYSE-related fees annual renewal fee. Professional fees and management fees increased by $157,274 and $100,000 respectively in 2023 due to increased demand for audit, legal, management, and CFO services. Salary increases and bonuses for marketing executives resulted in a $41,736 increase in marketing expenses. Consulting fees increase by $94,526 due to an increase in the number of consultants and professionals to support operations in both Canada and Mexico. However, these increases were partially offset by the decreases mentioned below.

In 2023, the Company reduced office and miscellaneous expenses, resulting in a decrease of $78,403 compared to the previous year, 2022. Director fees decrease by $33,089 due to a reduction in number of directors in 2023. The fluctuation of foreign exchange gains is due to volatility in foreign exchange rates.

Interest income increased by $607,883 in 2023 compared to 2022, primarily due to the higher interest rates and availability of the cash flow to invest in short-term high-interest savings accounts and GICs.

There is a $42,878 revaluation gain from the revaluation of the Prismo shares and a $443,930 impairment loss from the written-off of intangible asset related to the Strategic investment. The gain on spin out of mining interest is related to the Plan of Arrangement with Vizsla Copper.

The table below shows the major variances for the three months ended April 30, 2023, and 2022:

	Three months	Three months
	ended	ended
	April 30, 2023	April 30, 2022	Variance
	$	$	$
Consulting fees	209,111	114,585	94,526
Directors fees	78,717	111,806	(33,089)
Exploration investigation	-	-	-
Foreign exchange gain	1,146,027	(916,328)	2,062,355
Insurance	204,635	183,688	20,947
Management fees	187,500	87,500	100,000
Marketing	743,857	702,121	41,736
Office and miscellaneous	353,326	431,729	(78,403)
Professional fees	368,641	211,367	157,274
Transfer agent and filing	217,643	38,112	179,531
Travel and promotion	252,946	257,682	(4,736)

Other (income) / loss
Interest income	(633,734)	(25,851)	(607,883)
Gain on spin-out of mining interest	-	(4,766,412)	4,766,412
Revaluation gain on investment in equity instruments	(42,878)	-	(42,878)
Impairment loss	443,930	-	443,930

15

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for each of the eight most recently completed financial periods is set out below. All results were compiled using IFRS.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,
	2023	2023	2022	2022	2022	2022	2021	2021

Interest income	$633,734	$228,656	$62,167	$35,183	$25,851	$22,752	$40,182	$51,079

Net loss / (income)	$5,167,554	$2,977,812	$2,096,124	$3,350,238	$(2,770,425)	$5,919,057	$6,956,005	$5,165,919

Loss per common share	$(0.01)	$(0.02)	$(0.01)	$(0.02)	$0.04	$(0.04)	$(0.05)	$(0.05)

The variance over the eight quarters is due to the increase in exploration activities in Panuco Copala, the expansion of the office operation, and the fair value of the stock-based compensation. The net income in the fourth quarter of fiscal 2022 is due to the gain on the spin-out of Vizsla Copper. The net loss in the third quarter is higher than the net loss in the second quarter of fiscal 2023 because of the year-end bonus. The larger net loss in the fourth quarter of fiscal 2023 is due to stock-based compensation. The loss in each quarter in fiscal 2023 does not fluctuate substantially as operations supported the Company's sustained focus on the Panuco-Copala project.

LIQUIDITY

The Company's cash and cash equivalents on April 30, 2023, were $12,608,704 compared to $30,482,269 on April 30, 2022 ($40,115,000 is in short-term investments as guaranteed investment certificates (GICs)). The Company had working capital of $67,564,983 on April 30, 2023, compared to a working capital of $36,690,499 at April 30, 2022. Working capital has been stable due to multiple financing rounds to raise capital to continue extensive efforts to expand the Panuco-Copala projects during the year ended April 30, 2023.

During the year ended April 30, 2023, $9.3 million was used in operating activities compared to $14.2 million during the comparative year. $83.2 million was used in investing activities during 2023 compared to $47.5 million in 2022. $74.7 million was generated from financing compared to $72.7 million in 2022.

The company's financial instruments, including cash and cash equivalents, are readily convertible without restrictions. However, the GICs within the short-term investments have a maturity date from six months to eight months.

The Company has no long-term debt or commitments.

As the Company has no revenues, its ability to fund operations is dependent upon its ability to secure financing through the sale of equity or assets. The value of any mineral property is dependent upon the existence of economically recoverable mineral reserves, the possibility of discovering such reserves, or proceeds from the disposition of such properties. See Section "Risk Factors", below.

16

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

CAPITAL RESOURCES

The Company had 207,938,329 issued and outstanding common shares as of April 30, 2023 (April 30, 2022 - 154,875,802).

On February 9, 2023, the Company completed a private placement during which it issued 27,286,050 common shares at a price of $1.65 for gross proceeds of $45,021,982. The Company paid a cash commission of $2,701,319 equal to 6% of the gross proceeds of the offering and issued 1,637,163 compensation options to the Agents. Each compensation option is exercisable to acquire one common share of the Company at the issue price of $1.65 until February 9, 2025. The finders' warrants have a fair value of $1,408,313 using the Black-Scholes Options pricing model. The Company incurred a total of $3,023,679 in cash share issue costs.

All securities issued under the private placement will be subject to a statutory hold period in Canada expiring four months and one day from the date of issuance.

On November 15, 2022, the Company closed a bought deal financing of 23,805,000 units at a price of $1.45 per units for gross proceeds of $34,517,250. Each unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until November 15, 2024, at a price of $2.00.

The financing was subject to 6% cash finders' fees and 6% finders warrants exercisable at $1.45 on or before November 15, 2024. The finders' warrants have a fair value of $1,138,453 using the Black-Scholes Options pricing model. The Company incurred a total of $2,542,865 in share issue costs.

On January 6, 2023, the Company issued 1,000,000 shares in connection to the strategic investment in Prismo Metals Inc. The shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months. The shares are fair valued at $1,357,155.

During the year ended April 30, 2023, the Company issued 14,967,963 warrants with a weighted average price of $1.57 in relation to the two financings that were completed. During the year ended April 30, 2023, 196,130 warrants with a weighted average exercise price of $1.97 were exercised for proceeds of $386,221.

The fair value of the warrants issued was calculated using the Black-Scholes pricing model with a risk-free interest rate of 3.86% to 3.98%, expected volatility of 101.32%, and zero expected dividend yield for a two- year term. The Company recorded a fair value of $2,546,766 (year ended April 30, 2022 - $1,530,056) against reserves.

During the year ended April 30, 2023, the Company issued 2,720,000 options with a weighted average exercise price of $1.63, 775,347 options with a weighted average exercise price of $0.39 were exercised for proceeds of $318,000, and 658,153 options were canceled.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 2.89% to 3.31%, expected volatility of 101.32%, and zero expected dividend yield for a five-year term. The Company recorded a total fair value of $3,846,411 as share-based compensation for the year ended April 30, 2023.

On February 10, 2023, pursuant to the Company's Equity Incentive Compensation Plan, the Company granted 1,133,572 restricted share units (each, an "RSU") to directors, officers, employees, and consultants of the Company. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date. The fair value of each RSU is $1.60 which is the value of a Vizsla common share on issuance day (February 10, 2023). The total share-based compensation of the RSUs is valued at $1,813,715, which will be realized as the RSUs vest.

For the year ended April 30, 2023, the Company has recognised a fair value of $239,767 (2022: $nil) for the RSUs.

17

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

During the year ended April 30, 2023, and 2022, the Company has the following related party transactions:

(a) The Company has incurred $2,238,520 (2022: $2,128,342) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $324,550 (2022: $401,806) in director fees to the Company's directors.

(c) The Company has paid $600,000 (2022: $600,000) to a company controlled by the chairman of the board and the CEO for rent expenses and administration expenses.

(d) For the year ended April 30, 2023, the Company has granted 2,075,000 (2022: 5,109,500) stock options to officers and directors of the Company. The Company has granted 649,167 RSUs (2022: nil) to officers and directors of the Company.

(e) As of April 30, 2023, $nil (April 30, 2022: $50,000) was receivable from a company controlled by the chairman of the board and the CEO and $280,505 (April 30, 2022: $21,875) was payable to directors, officers, and related companies to directors and officers of the Company.

Below is a summary of cash compensation, stocked based compensation, and restricted shares units paid to officers and directors of the Company:

	For the year ended
	April 30,	April 30,
Cash compensation	2023	2022
CEO fees	$650,000	$612,500
CFO fees	369,996	204,000
COO fees	460,500	306,900
SVP Business Development and Strategy fees	341,250	280,923
VP Exploration fees	358,441	8,695
Director fees	324,550	401,806
	$2,504,737	$1,814,824

	For the year ended
	April 30,	April 30,
Stock-based compensation	2023	2022
CEO fees	$610,650	$2,880,117
CFO fees	396,923	966,300
COO fees	506,858	600,070
SVP Business Development and Strategy fees	470,213	490,310
VP Exploration	445,823	-
Director fees	195,420	4,276,983
	$2,625,887	$9,213,780

	For the year ended
	April 30,	April 30,
Restricted shares units	2023	2022
CEO fees	$33,650	$-
CFO fees	9,871	-
COO fees	25,638	-
SVP Business Development and Strategy fees	15,831	-
VP Exploration	23,475	-
Director fees	28,843	-
	$137,308	$-

18

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

FOURTH QUARTER

During the three months ended April 30, 2023, the Company continued with the normal course of business of exploration. As in the other quarters, the concentration was on the exploration and preparation of the resource update of the Panuco Copala project in Mexico.

On February 9, 2023, the Company completed a private placement during which it issued 27,286,050 common shares at a price of $1.65 for gross proceeds of $45,021,982. The Company paid a cash commission of $2,701,319 equal to 6% of the gross proceeds of the offering and issued 1,637,163 compensation options to the Agents. Each compensation option is exercisable to acquire one common share of the Company at the issue price of $1.65 until February 9, 2025. The finders' warrants have a fair value of $1,408,313 using the Black-Scholes Options pricing model. The Company incurred a total of $3,023,679 in cash share issue costs. All securities issued under the private placement will be subject to a statutory hold period in Canada expiring four months and one day from the date of issuance.

On February 10, 2023, the Company granted 2,130,000 stock options ("Options") at an exercise price of $1.60 and 1,133,572 restricted share units (each, an "RSU") to directors, officers, employees, and consultants of the Company. The Options are exercisable for a period of five years and will vest over the next two years and the RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date.

During the three months period that ended April 30, 2023, 196,130 warrants were exercised for gross proceeds of $386,221. 150,000 options were exercised for gross proceeds of $114,000.

PROPOSED TRANSACTIONS

There are no proposed transactions as of the date of this MD&A.

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VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make certain estimates that affect the amounts reported in the consolidated financial statements. The accounting estimates considered to be significant include the recognition of deferred income tax assets and share- based compensation.

Share-based compensation

Calculating share-based compensation requires estimates of expected volatility in the share price, risk-free interest rates, number of options expected to vest, and a determination that standard option pricing models such as Black-Scholes fairly represent the actual compensation associated with options. Share price volatility is calculated using the Company's own trading history. The risk-free interest rate is obtained from the Bank of Canada zero coupon bond yield for the expected life of the options. The Company believes that the Black-Scholes option pricing model is appropriate for determining the compensation cost associated with the grant of options.

Impairment of exploration and evaluation assets (E&E assets)

Judgment is involved in assessing whether there is any indication that an asset may be impaired. This assessment is made based on the analysis of, amongst other factors, changes in the market or business environment, events that have transpired that have impacted the asset, and information from internal reporting.

Deferred tax assets and liabilities.

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets with a finite useful life are amortized on a straight-line basis over their useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Any changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

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VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

CRITICAL ACCOUNTING ESTIMATES (Continued)

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than that are disclosed in note 3 to the annual audited consolidated financial statements for the years ended April 30, 2023, and 2022.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, price risk, credit risk, and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk of losses that arise because of changes in contracted interest rates. The Company is not exposed to significant interest rate risk.

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VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS (Continued)

Foreign currency risk

The Company incurs certain expenses in currencies other than the Canadian dollar. The Company is subject to foreign exchange risk because of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the year ended April 30, 2023, by approximately $139,000. Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, including exploration plans. The Company attempts to ensure that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows from operations and holdings of cash and cash equivalents.

OTHER REQUIREMENTS

Risks Factors and Uncertainties

Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The Company has a history of recurring losses and there is no expectation that this situation will change in the foreseeable future.

22

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company's potential profitability and ability to continue as a going concern. At present, the Company has cash resources to fund planned exploration for the next twelve months. Timing of additional equity funding will depend on market conditions as well as exploration requirements.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. These conditions may persist for an indeterminate period.

Foreign Operations and Political Risk

The Company's mineral properties are in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

23

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Mineral Property Tenure and Permits

The Company has completed a review of its mineral property titles and believes that all requirements have been met to ensure continued access and tenure for these titles. However, ongoing requirements are complex and constantly changing so there is no assurance that these titles will remain valid. The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development, and production operations at its projects.

Although the Company acquired the rights to some or all the resources in the ground subject to the tenures that it acquired, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable laws usually provide for rights of access to the surface for the purpose of carrying on exploration activities, however, the enforcement of such rights can be costly and time consuming. It is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the right at law to access the surface and carry-on exploration activities, the Company will be able to negotiate a satisfactory agreement with existing landowners for such access, and therefore it may be unable to carry out exploration activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of any mineral project of the Company to cover potential risks. These additional costs may have a material adverse effect on the Company's business, financial condition, and results of operations.

Environmental Restrictions

The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

24

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Title Matters

Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers and may also be affected by undetected defects or the rights of indigenous peoples. The Company has investigated title to all its mineral properties and, to the best of its knowledge, title to all its properties for which titles have been issued are in good standing.

Exploration and Mining Risks

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no assurance that commercial quantities of ore will be discovered on any of the Company's properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production. Whether a mineral deposit will be commercially viable depends on several factors, including the attributes of the deposit, such as its size, grade, metallurgy, and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, and the Company's business may be adversely affected by its inability to advance projects to commercial production.

25

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by several factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Increased Costs

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to several factors, such as the results of ongoing exploration activities (positive or negative), changes in mineralisation encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. In the event that any such conflict of interest arises, the Company's policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

26

VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Government Regulation

The Company operates in an industry that is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to the development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could be in violation of, or non-compliant with, regulations it is not aware of.

On April 21, 2023, the Mexican parliament's lower house voted to approve significant changes to the country's mining laws with the intention of avoiding overexploitation of natural resources (the "Proposed Mining Law Amendments"). It is uncertain whether the Proposed Mining Law Amendments will be enacted in the form approved by the lower house of parliament or at all. This MD&A does not take into account the Proposed Mining Law Amendments.

Effects of COVID-19

COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations. Measures taken to contain the spread of the virus have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions.

To date, the Company's operations have not been materially negatively affected by these events, apart from increasing costs. Additionally, in 2022 and the year ended April 30, 2023, operations experienced higher inflation on material inputs. The duration and impact of the COVID-19 pandemic as well as the effectiveness of government and central bank responses, remain unclear currently. The pandemic has not had any lasting effects on the financial position or results of the Company.

Military Conflict in Ukraine

The military conflict in Ukraine could lead to heightened volatility in the global financial markets, increased inflation, and turbulence in mining markets. More recently, in response to Russian military actions in Ukraine, several countries (including Canada, the United States, and certain allies) have imposed economic sanctions and export control measures and may impose additional sanctions or export control measures in the future, which have and could in the future result in, among other things, severe or complete restrictions on exports and other commerce and business dealings involving Russia, certain regions of Ukraine, and/or particular entities and individuals. While the Company does not have any direct exposure or connection to Russia or Ukraine, as the military conflict is a rapidly developing situation, it is uncertain how such events and any related economic sanctions could impact the global economy. Any negative developments in respect thereof could have an adverse effect on the Company's business, operations, financial condition, and the value of the Company's securities.

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VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change. There were no changes in our internal controls over financial reporting during the year period ended April 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

ADDITIONAL DISCLOSURE FOR ISSUERS WITHOUT SIGNIFICANT REVENUE

The consolidated financial statements present the significant components of general and administrative expenditures. Significant components of mineral property expenditures are included in Section Results of Operations.

Outstanding Share Data

As of the date of this MD&A, the Company had 207,943,819 issued and outstanding common shares. In addition, the Company has 15,926,972 options outstanding that are expiring through February 27, 2029, and 14,766,343 warrants outstanding that are expiring through February 9, 2025. Details of issued share capital are included in Note 9 of the consolidated financial statements for the year ended April 30, 2023.

OTHER INFORMATION

All technical reports on material properties, press releases, and material change reports are filed on SEDAR at www.sedar.com.

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VIZSLA SILVER CORP. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2023

FORWARD-LOOKING STATEMENTS

Certain information, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19"), volatility in the global financial markets, increased inflation, and turbulence in mining markets resulting from the invasion of Ukraine by Russia, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

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